As confidentially submitted to the U.S. Securities and Exchange Commission on March 27, 2026.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

AMENDMENT NO. 1
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________

WINVEST HOLDINGS CORP.
Co-registrants are listed on the following page
(Exact name of registrant as specified in its charter)

__________________________________

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Afro-Asia, 63 Robinson Rd, #07-01
Singapore, 068894
(65) 9090-4911
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________

[Process Agent Contact Information]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________

With copies to:

Paul Goodman, Esq. Cyruli Shanks & Zizmor, LLP 420 Lexington Avenue New York, NY 10170 (212) 661-6800	Jonathan Deblinger, Esq. Ilya Ross, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300

__________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and on completion of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant and Co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-registrants shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-registrants as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Embed Financial Group Cayman Holdings(1)(2)	Cayman Islands	6199	Not Applicable
WinVest Acquisition Corp.(3)(4)	Delaware	6770	86-2451181

____________

(1)      The Co-registrant has the following principal executive office:

Afro-Asia, 63 Robinson Rd, #07-01

Singapore, 068894

(65) 9090-4911

(2)      The agent for service for the Co-registrant is:

[Process Agent Contact Information]

(3)      The Co-Registrant has the following principal executive office:

WinVest Acquisition Corp.
125 Cambridgepark Drive, Suite 301
Cambridge, MA 02140

(4)      The agent for service for the Co-registrant is:

Manish Jhunjhunwala
Chief Executive Officer and Chief Financial Officer
125 Cambridgepark Drive, Suite 301
Cambridge, MA 02140

The information in this proxy statement/prospectus is not complete and may be changed. The registrant may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. The proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED MARCH 27, 2026

PROXY STATEMENT
FOR SPECIAL MEETING OF
WINVEST ACQUISITION CORP.

PROSPECTUS FOR
UP TO [    ] PUBCO CLASS A ORDINARY SHARES,
AND
[    ] PUBCO WARRANTS
AND
[    ] PUBCO CLASS A ORDINARY SHARES
ISSUABLE UPON EXCHANGE OF PUBCO WARRANTS
OF
WINVEST HOLDINGS CORP.
(AFTER THE MERGERS DESCRIBED HEREIN)

The board of directors of WinVest Acquisition Corp., a Delaware corporation (“WinVest”), has unanimously approved the Business Combination Agreement, dated as of December 2, 2025 (the “Business Combination Agreement”), by and among WinVest, Embed Financial Group Cayman Holdings, a Cayman Islands exempted company (“EFGH”), WinVest Holdings Corp., a Cayman Islands exempted company (“Pubco”), WinVest Merger Sub I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Company Merger Sub”), and WV Merger Sub II Corp., a Delaware corporation and a direct wholly owned subsidiary of Pubco (“SPAC Merger Sub”), a copy of which is attached to this proxy statement/prospectus as Annex A.

Pursuant to the Business Combination Agreement, the Business Combination (as defined below) will be effected in two steps. Subject to the approval and adoption of the Business Combination Agreement by the stockholders of WinVest, on the date of the consummation of the Business Combination (the “Closing Date”): (1) Company Merger Sub will merge with and into EFGH (the “Company Merger”), with EFGH surviving the Company Merger as a wholly owned subsidiary of Pubco (the time at which the Company Merger becomes effective is sometimes referred to herein as the “Company Merger Effective Time”) (EFGH, in its capacity as the surviving corporation of the Company Merger, is sometimes referred to herein as the “First Surviving Company”); and (2) immediately following the Company Merger, and as part of the same overall transaction as the Company Merger, SPAC Merger Sub will merge with and into WinVest (the “SPAC Merger” and, together with the Company Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with WinVest surviving the SPAC Merger as a wholly owned subsidiary of Pubco (WinVest, in its capacity as the surviving corporation of the SPAC Merger, is sometimes referred to herein as the “Second Surviving Company”) (the time at which the SPAC Merger becomes effective is referred to herein as the “Effective Time”).

Prior to the Company Merger Effective Time, EFGH shall cause a sponsored American depositary share facility for the Pubco Ordinary Shares (the “ADS Facility”) to be established with a reputable depositary bank reasonably acceptable to WinVest (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing and distributing the American depositary shares of PubCo, each representing [one] Pubco Ordinary Share (“Pubco ADSs”).

At the Company Merger Effective Time, pursuant to the Company Merger, (1) each Company Class A Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any EFGH Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive Company Class A Merger Consideration Shares in the form of Pubco ADSs and each EFGH shareholder (other than a EFGH Dissenting Shareholder) shall receive its pro rata share of the Company Class A Merger Consideration Shares in the form of Pubco ADSs, based on the number of Company Class A Shares owned by such EFGH shareholder immediately prior to the Company Merger Effective Time, divided by the total number of Company Class A Shares issued and outstanding as at such time; (2) each Company Class B Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any EFGH Dissenting Shares)

shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive the Company Class B Merger Consideration Shares and each EFGH shareholder (other than a EFGH Dissenting Shareholder) shall receive its pro rata share of the Company Class B Merger Consideration Shares, based on the number of Company Class B Shares owned by such EFGH shareholder immediately prior to the Company Merger Effective Time, divided by the total number of Company Class B Shares issued and outstanding as at such time; (3) every issued and outstanding share of Pubco owned by EFGH, being the only issued and outstanding share in Pubco immediately prior to the Company Merger Effective Time, shall be canceled; and (4) each then issued and outstanding ordinary share of Company Merger Sub, shall be converted into one validly issued, fully paid and nonassessable ordinary share, par value $0.001 per share, of the First Surviving Company and shall constitute the only issued and outstanding shares of the First Surviving Company upon the Company Merger Effective Time.

At the Effective Time, pursuant to the SPAC Merger: (1) each issued and outstanding WinVest Public Unit shall be automatically detached and the holder thereof shall be deemed to hold one share of WinVest Common Stock, one WinVest Public Warrant and one WinVest Right (“Unit Separation”), (2) immediately following the Unit Separation, every issued and outstanding share of WinVest Common Stock (other than treasury shares held by WinVest) immediately prior to the Effective Time shall be canceled by virtue of the SPAC Merger and converted automatically into the right to receive [one Pubco ADS]; (3) each outstanding WinVest Public Warrant shall be converted into one Pubco Public Warrant and each outstanding WinVest Private Warrant shall be converted into one Pubco Private Warrant, and each of the Pubco Public Warrants and Pubco Private Warrants (together with Pubco Public Warrants, “Assumed Warrants”) shall have and be subject to substantially the same terms and conditions set forth in the respective WinVest Public Warrants and WinVest Private Warrants, except that in each case they shall represent the right to acquire Pubco ADSs or Pubco Class A Ordinary Shares in lieu of shares of WinVest Common Stock; (4) each issued and outstanding WinVest Right shall be automatically converted into the number of Pubco Class A Ordinary Shares in the form of Pubco ADSs that would have been received by the holder thereof if such WinVest Right had been converted upon the consummation of a Business Combination; (5) each share of WinVest Common Stock for which a holder has exercised its right of Redemption shall be surrendered and cancelled and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor; and (6) each share of common stock in SPAC Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share, par value $0.01 per share, of the Second Surviving Company.

Pubco and WinVest intend to enter into subscription agreements (collectively, the “PIPE Subscription Agreements”), with certain investors (collectively, the “PIPE Investors”), pursuant to which, among other things, Pubco or WinVest will agree to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, shares of WinVest or Pubco (the “PIPE Financing”).

This proxy statement/prospectus covers (1) [    ] Pubco Class A Ordinary Shares, represented by Pubco ADSs (including Company Ordinary Shares and WinVest Common Stock that will convert into Pubco Class A Ordinary Shares in connection with the Company Merger and the SPAC Merger, respectively, assuming no redemption of WinVest Public Shares), (2) [    ] Assumed Warrants and (3) [    ] Pubco Class A Ordinary Shares, represented by Pubco ADSs, issuable pursuant to the exercise of Assumed Warrants. The number of Pubco Class A Ordinary Shares covered in this proxy statement/prospectus represents the maximum number of Pubco Class A Ordinary Shares that may be issued to holders of Company Ordinary Shares in connection with the Company Merger (as more fully described in this proxy statement/prospectus), together with the shares issued or issuable to the existing holders of WinVest Common Stock, WinVest Warrants, and WinVest Units in connection with the SPAC Merger.

The WinVest Units, WinVest Common Stock, WinVest Public Warrants and WinVest Rights are currently quoted on over-the-counter market (“OTC”) under the symbols “WINVU,” “WINV,” “WINVW” and “WINVR,” respectively. The parties anticipate that, following the Business Combination, the Pubco ADSs and Assumed Warrants will be listed on the New York Stock Exchange (the “NYSE”) under the symbols “EFGH” and “EFGHW,” respectively, and the WinVest Common Stock, and WinVest Public Warrants will cease trading on the OTC and will be deregistered under the Securities Exchange Act of 1934, as amended, upon the consummation of the Business Combination.

EFGH is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operations. EFGH carries out its business in Southeast Asia and Africa through its subsidiaries. EFGH faces various legal and operational risks and uncertainties related to doing business in Southeast Asia and Africa, and is subject to complex and evolving laws and regulations in these regions.

Pubco is and, following the Business Combination, will be an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the consummation of the Business Combination.

Pubco is also a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Pubco’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Pubco will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, as an exempted company incorporated in the Cayman Islands, Pubco is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance standards. For example, Pubco is not required to (1) have a majority of the board consisting of independent directors, (2) have an audit committee be composed of at least three members, or (3) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Pubco intends to rely on some of these exemptions, and as a result, Pubco’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to NYSE corporate governance requirements.

Mr. Dennis Ng will beneficially own [    ] Pubco Ordinary Shares, representing [            ] Pubco ADSs, and will be able to exercise [    ]% of the total voting power of the total issued and outstanding share capital of Pubco immediately following the completion of the Business Combination, assuming no redemption of WinVest Public Shares. For further information about Pubco Ordinary Shares, see “Description of Pubco’s Share Capital.” As a result, Pubco will qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. For so long as Pubco qualifies as a “controlled company,” it will have the option not to comply with certain requirements to which companies that are not controlled companies are subject.

After careful consideration, the WinVest Board has determined that each of the Business Combination Proposal, the Pubco Memorandum and Articles Proposal, each of the separate Organizational Documents Advisory Proposals, each of the director nominees set forth in the Pubco Director Election Proposal, the Equity Incentive Plan Proposal and, if presented at the Meeting, the Adjournment Proposal, are advisable.

When WinVest stockholders consider the proposals presented in the accompanying proxy statement/prospectus, they should keep in mind that WinVest’s Sponsor and WinVest’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, interests of unaffiliated holders of WinVest Common Stock. For instance, Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to stockholders rather than liquidating WinVest. In such event, among other things, the value of certain interests of Sponsor, its affiliates and WinVest directors and officers would become worthless including, among other things:

•        If the Business Combination with EFGH or another business combination is not consummated by [    ] (unless extended by WinVest’s stockholders, or such earlier time as the WinVest Board determines), WinVest will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding WinVest Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 2,875,000 Founder Shares held by WinVest’s Initial Stockholders and its affiliates, including any directors and officers, would be worthless because WinVest’s Initial Stockholders are not entitled to participate in any redemption or distribution with respect to such shares (although the Founder Shares have certain rights that differ from the rights of holders of the WinVest Public Shares, the aggregate value of such shares is estimated to be approximately US$[    ] million, assuming the per share value of the shares is the same as the US$[    ] closing price of the WinVest Public Shares on the OTC on [    ], despite having been purchased for an aggregate of US$[    ]). As a result, WinVest’s Initial Stockholders are likely to be able to recoup their investment in WinVest and make a substantial profit on that investment, even if Pubco

Ordinary Shares have lost significant value. This means that WinVest’s Initial Stockholders could earn a positive rate of return on their investment, even if WinVest Public Stockholders experience a negative rate of return in the post-business combination company.

•        The Sponsor purchased an aggregate of 10,000,000 WinVest Private Warrants for an aggregate amount of US$5,000,000 simultaneously with the consummation of the WinVest IPO. The Sponsor further purchased an aggregate of 900,000 WinVest Private Warrants for an aggregate amount of US$450,000 simultaneously with the closing of the underwriter’s full exercise of their over-allotment option in connection with the WinVest IPO. Although such securities have certain rights that differ from the rights of holders of the Public Warrants, the Private Warrants had an aggregate market value of approximately US$[    ] based upon the closing price of WinVest’s Public Warrants of US$[    ] per warrant on the OTC as of [    ]. If WinVest is unable to complete a business combination by [    ] (unless extended by WinVest’s stockholders, or such earlier time as the WinVest Board determines), the Private Warrants will expire worthless and the Sponsor will be unable to recoup its investment in WinVest.

•        The fact that, if the Trust Account is liquidated, including in the event WinVest is unable to complete an initial business combination on or prior to the Charter Extension Date, the Sponsor has agreed to indemnify WinVest to ensure that the proceeds in the Trust Account are not reduced below US$[    ] per WinVest Public Share, or such lesser per WinVest Public Share amount as is in the Trust Account on the liquidation date, from the claims of prospective target businesses with which WinVest has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement or claims of any third party for services rendered or products sold to WinVest, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        The Sponsor and its affiliates (the “Sponsor Parties”) will lose their entire investment (and potentially any loans or expenses fronted by the Sponsor and its affiliates and permitted transferees) in WinVest if WinVest does not complete a business combination by [    ] (unless extended by WinVest’s stockholders, or such earlier time as the WinVest Board determines). The Sponsor Parties’ investment in the Company consists of [    ] Founder Shares for an aggregate of $[    ] (or $[    ] per share). [Additionally, the Sponsor and its affiliates have provided loans to WinVest in exchange for (i) the [    ] Note in connection with the Extension Amendment, (ii) the [    ] for working capital needs, (iii) the [    ] in connection with the Second Extension Amendment, in an aggregate amount of up to $[    ], and (iv) the [    ] Note in connection with the Third Extension Amendment, in an aggregate amount of up to US$[    ]. Additionally, the Sponsor Parties have accrued an aggregate of $[    ] reimbursable expenses through the Administrative Services Agreement as of [    ]. In the event that the Company does not complete an initial business combination by [    ] (unless extended by WinVest’s stockholders, or such earlier time as the WinVest Board determines), the Sponsor Parties may lose their entire investment in WinVest.

•        WinVest’s Initial Stockholders, including its officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on WinVest’s behalf, such as identifying and investigating possible business targets and business combinations. However, if WinVest fails to consummate a business combination within the required time period under its organizational documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, WinVest may not be able to reimburse these expenses if the Business Combination with EFGH or another business combination is not completed by [    ] (unless extended by WinVest’s stockholders, or such earlier time as the WinVest Board determines).

•        WinVest’s existing directors and officers will be eligible for continued indemnification and continued coverage under WinVest’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Business Combination Agreement.

•        [Name of director candidate from WinVest], [title] of WinVest, may be elected as a director of Pubco after the consummation of the Business Combination. As such, in the future, [name of director candidate from WinVest] will receive any cash fees, share options or equity awards that the Pubco Board determines to pay or grant to its directors.

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by WinVest to the Sponsor Parties and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Consideration
Sponsor

In March 2021, the Sponsor purchased 2,875,000 WinVest Founder Shares for an aggregate purchase price of US$25,000. Prior to the consummation of the WinVest IPO, the Sponsor transferred an aggregate of 277,576 of its WinVest Founder Shares to members of the WinVest Board for no cash consideration and an aggregate of 60,000 WinVest Founder Shares to certain members of WinVest’s advisory board for no cash consideration, for a total of 337,576 shares. As of the date of this proxy statement/prospectus, the Sponsor beneficially owned 2,537,424 WinVest Founder Shares. Upon the consummation of the Business Combination, these shares will convert automatically, on a one-for-one basis, into an aggregate of 2,537,424 Pubco Ordinary Shares.

WinVest has agreed to reimburse the Sponsor for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an Initial Business Combination. As of the date of this proxy statement/prospectus, other than the repayment of outstanding promissory notes and the payment of accrued obligations pursuant to the Administrative Services Agreement, there were no out-of-pocket unpaid reimbursable expenses for which the Sponsor is awaiting reimbursement.

Sponsor

In connection with the WinVest IPO, the Sponsor purchased 10,900,000 Winvest Private Warrants at a price of US$0.50 per warrant, or US$5.4 million in the aggregate, in a private placement. Upon the consummation of the Business Combination, the WinVest Private Warrants will convert automatically, on a one-for-one basis, into an aggregate of 10,900,000 Pubco Private Warrants.

Pursuant to the Administrative Services Agreement, WinVest has agreed to pay the Sponsor a monthly fee of US$10,000 for office space, secretarial, and administrative support services provided to WinVest beginning in September 2021 and continuing monthly until the earlier of the completion of an Initial Business Combination or WinVest’s liquidation. As of September 30, 2025, US$434,965 is owed to the Sponsor under this agreement.

WinVest has issued unsecured promissory notes to the Sponsor in an aggregate principal amount of US$3,550,797 as of September 30, 2025. Such promissory notes will mature upon the earlier of (a) the closing of an initial business combination and (b) WinVest’s liquidation. In the event that WinVest does not consummate an initial business combination, such promissory notes will be repaid only from amounts remaining outside of the Trust Account, if any.

	Interest in Securities	Other Consideration
Jeff LeBlanc

In December 2023, Mr. LeBlanc purchased 28,000 WinVest Founder Shares from a former director of WinVest for US$0.01 per share, for an aggregate purchase price of US$280. Upon the consummation of the Business Combination, these shares will convert automatically, on a one-for-one basis, into an aggregate of 28,000 Pubco Ordinary Shares post close.

WinVest has agreed to reimburse Mr. LeBlanc for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination. As of the date of this proxy statement/prospectus, other than the repayment of outstanding promissory notes and the payment of accrued obligations pursuant to the Administrative Services Agreement, there were no out-of-pocket unpaid reimbursable expenses for which Mr. LeBlanc is awaiting reimbursement.

Except for the intended distribution of Sponsor assets pursuant to the governing documents of the Sponsor and its limited partners, there are currently no specified circumstances or arrangements under which the Sponsor, its affiliates, and promoters, directly or indirectly, could transfer ownership of securities of WinVest, or that could result in the surrender or cancellation of such securities. However, if additional investors participate through a PIPE financing, there may be arrangements where certain holders of WinVest securities sell or transfer some of their securities to the PIPE investors.

Because the Sponsor acquired the Founder Shares at a nominal price, WinVest Public Stockholders will incur an immediate and substantial dilution upon the closing of this offering and will incur additional dilution upon the exercise of warrants held by the Sponsor and its affiliates.

For more information about the potential conflicts of interest, the nature of compensation and the potential dilutive impact of such interests held by the Sponsor, WinVest’s directors and officers and their respective affiliates, see the following sections in the accompanying proxy statement/prospectus:

•        “Questions and Answers about the Business Combination and the Special. What equity stake will current WinVest Stockholders and EFGH’s Shareholders hold in Pubco immediately after the consummation of the Business Combination?”

•        “Risk Factors — Risks Related to the Business Combination and WinVest — The Sponsor and WinVest’s directors, executive officers and advisory board members who hold Founder Shares may receive a positive return on the Founder Shares even if Pubco’s public stockholders experience a negative return on their investment after consummation of the Business Combination”

•        “Proposal One — The Business Combination Proposal — Interests of WinVest’s Sponsor, Directors and Officers in the Business Combination”; and

•        “Management of WinVest — Executive Officer and Director Compensation.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

WINVEST ACQUISITION CORP.

125 Cambridgepark Drive, Suite 301
Cambridge, Massachusetts 02140
Telephone: (617) 658-3094

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON            , 2026

TO THE STOCKHOLDERS OF WINVEST:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Meeting”) of WinVest Acquisition Corp., a Delaware corporation (“WinVest”), will be held at            a.m. Eastern Time, on            , 2026, at the office of            . You can participate in the Meeting and vote your shares electronically via live webcast by visiting            with the password of            and entering the voter control number included on your proxy card. You will not be required to attend the Meeting in person in order to vote, and WinVest encourages virtual participation. You are cordially invited to attend the Meeting via the live webcast noted above, which will be held for the purposes of considering and voting upon, and if thought fit, passing and approving the following resolutions:

•        Proposal No. 1 — The Business Combination Proposal — that the Business Combination Agreement, dated as of December 2, 2025 (the “Business Combination Agreement”), by and among WinVest, Embed Financial Group Cayman Holdings, a Cayman Islands exempted company (“EFGH”), WinVest Holdings Corp., a Cayman Islands exempted company (“Pubco”), WinVest Merger Sub I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Company Merger Sub”) and WV Merger Sub II Corp., a Delaware corporation and a direct wholly owned subsidiary of Pubco (“SPAC Merger Sub”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the business combination whereby Company Merger Sub will merge with and into EFGH (the “Company Merger”), with EFGH as the surviving entity upon the Company Merger, and immediately thereafter and as part of the same overall transaction, SPAC Merger Sub will merge with and into WinVest (the “SPAC Merger”), with WinVest surviving the SPAC Merger as a wholly owned subsidiary of Pubco (such proposal, the “Business Combination Proposal”), be approved and authorized in all respects.

•        Proposal No. 2 — The Pubco Memorandum and Articles Proposal — that the proposed amended and restated memorandum and articles of association of Pubco (the “Pubco A&R MAA”), the form of which are attached to the accompanying proxy statement/prospectus as Annex C, be approved to take effect at the Company Merger Effective Time (such proposal, the “Pubco Memorandum and Articles Proposal”).

•        Proposal No. 3 — The Organizational Documents Advisory Proposals — separate and apart from the vote on the Pubco Memorandum and Articles Proposal, on an advisory and non-binding basis, that the material differences between the WinVest Charter and the Pubco A&R MAA relating to the authorized share capital, the status as blank check company, the number of directors and the shareholder meeting quorum as described in four separate proposals be approved in all respects (such proposals, the “Organizational Documents Advisory Proposals”).

•        Proposal No. 4 — The Pubco Director Election Proposal — that five (5) directors be elected to serve terms on Pubco’s board of directors effective at the Effective Time until the 2026 annual general meeting of shareholders or until their respective successors are duly elected and qualified be approved in all respects (such proposal, the “Pubco Director Election Proposal”).

•        Proposal No. 5 — The Equity Incentive Plan Proposal — that the 2026 Pubco Equity Incentive Plan, in the form attached hereto as Annex D (the “Pubco Equity Incentive Plan”), which will provide that the total pool of awards under such Pubco Equity Incentive Plan will be a number of Pubco Ordinary Shares equal to ten percent (10%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing, be approved and authorized in all respects (such proposal, the “Equity Incentive Plan Proposal”).

•        Proposal No. 6 — The Adjournment Proposal — that the Meeting be adjourned to a later date or dates, if necessary or desirable, at the determination of the WinVest Board (such proposal, the “Adjournment Proposal,” which is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal”).

These foregoing items of business are described in the accompanying proxy statement/prospectus, which WinVest encourages you to read in its entirety before voting. Only holders of record of WinVest Common Stock at the close of business on            , 2026 (the “Record Date”) are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

After careful consideration, the WinVest Board has determined that the proposals are fair to and in the best interests of WinVest and its stockholders and unanimously recommends that you vote or give instruction “FOR” the Business Combination Proposal, “FOR” the Pubco Memorandum and Articles Proposal, “FOR” each of the separate Organizational Documents Advisory Proposals, “FOR” each of the director nominees set forth in the Pubco Director Election Proposal, “FOR” the Equity Incentive Plan Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal.

Under the Business Combination Agreement, the approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved by WinVest’s stockholders, the Business Combination will not be consummated.

Additionally, the Business Combination Proposal is conditioned on the approval of the Pubco Memorandum and Articles Proposal, the Pubco Director Election Proposal and the Equity Incentive Plan Proposal (collectively, the “Condition Precedent Proposals”). Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which WinVest encourages you to read carefully and in its entirety before voting.

Each of the Pubco Memorandum and Articles Proposal, the Pubco Director Election Proposal and the Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Pubco Memorandum and Articles Proposal, the Pubco Director Election Proposal and the Equity Incentive Plan Proposal will not be presented to WinVest’s stockholders at the Meeting.

The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

The vote on the Pubco Memorandum and Articles Proposal, the Organizational Documents Advisory Proposals, the Pubco Director Election Proposal and the Equity Incentive Plan Proposal are not required by Cayman Islands laws and are instead being submitted to WinVest’s stockholders pursuant to SEC guidance. The vote for the Organizational Documents Advisory Proposals will be advisory and non-binding and is intended to provide the WinVest stockholders with an opportunity to present their separate views on important governance provisions that are intended to be adopted by Pubco upon the consummation of the Business Combination. The Organizational Documents Advisory Proposals are conditioned upon the approval of the Pubco Memorandum and Articles Proposal.

The Sponsor has agreed to vote their shares in favor of the Business Combination Proposal and has also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of            , 2026, the Sponsor held [    ] shares of WinVest Common Stock, which constitutes approximately [    ]% of the total issued and outstanding shares of WinVest Common Stock.

WinVest and Pubco intend to enter into subscription agreements (collectively, the “PIPE Subscription Agreements”), with certain investors (collectively, the “PIPE Investors”), pursuant to which, among other things, WinVest or Pubco intends to agree to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, an aggregate of [    ] shares of WinVest Common Stock or [    ] shares of Pubco Class A Ordinary Shares for a purchase price of [    ], with the proceeds intended to be allocated entirely for the post-closing Pubco (the “PIPE Financing”). The shares of WinVest or Pubco to be issued pursuant to the PIPE Subscription Agreements have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) thereof. Each of the PIPE Subscription Agreements has been entered into on substantially similar terms and conditions to the form of the PIPE Subscription Agreement. From time-to-time following execution of the Business Combination Agreement and prior to the Closing, WinVest or Pubco may enter into additional PIPE subscription agreements on forms mutually acceptable to WinVest and Pubco.

All WinVest stockholders as of the Record Date are cordially invited to attend the Meeting. To ensure your representation at the Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of WinVest Common Stock, you may also cast your vote via Internet or telephone. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote yourself, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on any of the proposals.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. WinVest looks forward to your continued support.

____________, 2026	By Order of the Board of Directors

Manish Jhunjhunwala Chief Executive Officer, Chief Financial Officer and Director

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. HOWEVER, IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK, OR OTHER NOMINEE AND YOU DO NOT PROVIDE VOTING INSTRUCTIONS, YOUR BROKER MAY VOTE YOUR SHARES IN ITS DISCRETION ONLY ON ROUTINE MATTERS. FOR NON-ROUTINE MATTERS (AS SPECIFIED LATER IN THIS DOCUMENT), YOUR SHARES WILL NOT BE VOTED AND WILL RESULT IN A “BROKER NON-VOTE,” WHICH GENERALLY HAS THE SAME EFFECT AS A VOTE “AGAINST” PROPOSALS REQUIRING APPROVAL BY A MAJORITY OF OUTSTANDING SHARES BUT NO EFFECT ON PROPOSALS REQUIRING APPROVAL BY A MAJORITY OF VOTES CAST. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT WINVEST REDEEM YOUR SHARES NO LATER THAN 5:00 P.M. EASTERN TIME ON            , 2026 (TWO (2) BUSINESS DAYS PRIOR TO THE SPECIAL MEETING OF SHAREHOLDERS) BY (A) DELIVERING A REDEMPTION NOTICE TO WINVEST’S TRANSFER AGENT AND (B) TENDERING YOUR SHARES TO WINVEST’S TRANSFER AGENT. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. WHETHER OR NOT, OR HOW, YOU VOTE ON ANY PROPOSAL, WILL NOT AFFECT YOUR ELIGIBILITY FOR EXERCISING REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED AT THIS TIME IN CONNECTION WITH THE BUSINESS COMBINATION. IF YOU HOLD THE SHARES IN “STREET NAME”, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING OF WINVEST STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the SEC, constitutes a prospectus of Pubco under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (1) up to [    ] Pubco Class A Ordinary Shares (including Company Ordinary Shares and WinVest Common Stock that will convert into Pubco Class A Ordinary Shares in connection with the Company Merger and the SPAC Merger, respectively, assuming no redemption of WinVest Public Shares), and (2) [    ] Assumed Warrants and (3) [    ] Pubco Class A Ordinary Shares issuable pursuant to the exercise of Assumed Warrants, in connection with the Business Combination. This document also constitutes a proxy statement of WinVest under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of WinVest’s stockholders to consider and vote upon the proposals to adopt the Business Combination Proposal (as described below), the Pubco Memorandum and Articles Proposal (as described below), the Organizational Documents Advisory Proposals (as described below), the Pubco Director Election Proposal (as described below), the Equity Incentive Plan Proposal (as described below), and, if necessary, to adopt the Adjournment Proposal (as described below).

•        Proposal No. 1 — The Business Combination Proposal — to consider and vote upon that the Business Combination Agreement, dated as of December 2, 2025 (the “Business Combination Agreement”), by and among WinVest, Embed Financial Group Cayman Holdings, a Cayman Islands exempted company (“EFGH”), WinVest Holdings Corp., a Cayman Islands exempted company (“Pubco”), WinVest Merger Sub I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Company Merger Sub”) and WV Merger Sub II Corp., a Delaware corporation and a direct wholly owned subsidiary of Pubco (“SPAC Merger Sub”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the business combination whereby Company Merger Sub will merge with and into EFGH (the “Company Merger”), with EFGH as the surviving entity upon the Company Merger, and immediately thereafter and as part of the same overall transaction, SPAC Merger Sub will merge with and into WinVest (the “SPAC Merger”), with WinVest surviving the SPAC Merger as a wholly owned subsidiary of Pubco (such proposal, the “Business Combination Proposal”), be approved and authorized in all respects.

•        Proposal No. 2 — The Pubco Memorandum and Articles Proposal — to consider and vote upon that the proposed amended and restated memorandum and articles of association of Pubco (the “Pubco A&R MAA”), the form of which are attached to the accompanying proxy statement/prospectus as Annex C, be approved to take effect at the Company Merger Effective Time (such proposal, the “Pubco Memorandum and Articles Proposal”).

•        Proposal No. 3 — The Organizational Documents Advisory Proposals — separate and apart from the vote on the Pubco Memorandum and Articles Proposal, on an advisory and non-binding basis, that the material differences between the WinVest Charter and the Pubco A&R MAA relating to the authorized share capital, the status as blank check company, the number of directors and the shareholder meeting quorum as described in four separate proposals be approved in all respects (such proposal, the “Organizational Documents Advisory Proposals”).

•        Proposal No. 4 — The Pubco Director Election Proposal — that five (5) directors be elected to serve terms on Pubco’s board of directors effective at the Effective Time until the 2026 annual general meeting of shareholders or until their respective successors are duly elected and qualified be approved in all respects (such proposal, the “Pubco Director Election Proposal”).

•        Proposal No. 5 — The Equity Incentive Plan Proposal — that the 2026 Pubco Equity Incentive Plan, in the form attached hereto as Annex D (the “Pubco Equity Incentive Plan”), which will provide that the total pool of awards under such Pubco Equity Incentive Plan will be a number of Pubco Ordinary Shares equal to ten percent (10%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing, be approved and authorized in all respects (such proposal, the “Equity Incentive Plan Proposal”).

•        Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal that the Meeting be adjourned to a later date or dates, if necessary or desirable, at the determination of the WinVest Board (such proposal, the “Adjournment Proposal,” which is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal”).

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

MARKET, INDUSTRY AND OTHER DATA

This proxy statement/prospectus contains estimates, projections, market size, growth of the markets and other information concerning EFGH’s industry that EFGH obtained or derived from internal company reports, independent third-party reports and publications, surveys and studies by third parties. Some data are also based on good faith estimates, which are derived from internal company research or analyses, or review of internal company reports as well as the independent sources referred to above. In some cases, EFGH does not expressly refer to the sources from which these estimates and information are derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which EFGH operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain estimates of market opportunity, including internal estimates of the addressable market for EFGH and forecasts of market growth, included in this proxy statement/prospectus may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this proxy statement/prospectus relating to the size of EFGH’s target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market EFGH estimates may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this proxy statement/prospectus, EFGH’s business could fail to successfully address or compete in such markets, if at all.

Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Certain other amounts that appear in this proxy statement/prospectus may not sum due to rounding.

SELECTED DEFINITIONS

“Ancillary Documents”	means each agreement, document, instrument and/or certificate entered into in connection with the Business Combination Agreement or therewith and any and all exhibits and schedules thereto.
“Assumed Warrants”

means the warrants issued by Pubco into which the WinVest Warrants convert at the Effective Time, each entitling its holder to purchase one Pubco Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.

“Business Combination”	means the Company Merger, the SPAC Merger and together with all other transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement”	means the Business Combination Agreement, dated as of December 2, 2025, by and among WinVest, EFGH, Pubco, Company Merger Sub and SPAC Merger Sub.
“Cayman Companies Act”	means the Companies Act (Revised) of the Cayman Islands, as amended.
“Closing”	means the closing of the Business Combination.
“Closing Date”	means the date of the consummation of the Business Combination.
“Company Class A Shares”

means, after the Reorganization, Class A ordinary shares, par value $0.0001 of EFGH, each of which share is entitled to one (1) vote per share on all matters on which the Company Ordinary Shares are entitled to vote.

“Company Class A Merger Consideration Shares”

means the Pubco Ordinary Shares issued to EFGH shareholders holding Company Class A Shares immediately prior to the Company Merger Effective Time in connection with the Company Merger pursuant to the Plan of Merger and Business Combination Agreement.

“Company Class B Shares”

means, after the Reorganization, Class B ordinary shares, par value $0.0001 of EFGH, each of which share is entitled to ten (10) votes per share on all matters on which the Company Ordinary Shares are entitled to vote.

“Company Class B Merger Consideration Shares”

means the Pubco Ordinary Shares issued to EFGH shareholders holding Company Class B Shares immediately prior to the Company Merger Effective Time in connection with the Company Merger pursuant to the Plan of Merger and Business Combination Agreement.

“Company Ordinary Shares”	means, prior to the Reorganization, ordinary shares, par value $0.001 of EFGH, and after the Reorganization, the Company Class A Shares and Company Class B Shares.
“Company Merger”	means the merger of Company Merger Sub with and into EFGH.
“Company Merger Effective Time”

means the effective time of the Company Merger, being the time when the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands in accordance with the Plan of Merger and the Cayman Companies Act.

“Company Merger Sub”	means WinVest Merger Sub I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco.
“D. Boral”	means D. Boral Capital LLC.
“DGCL”	means Delaware General Corporation Law.
“Effective Time”	means the effective time of the SPAC Merger.

v

“EFGH”

means Embed Financial Group Cayman Holdings and its subsidiaries, and where the context requires, in respect of the period prior to the completion of the Reorganization, the term also refers to such subsidiaries as if they were subsidiaries of Embed Financial Group Cayman Holdings at the relevant time. Unless otherwise specified, in the context of describing business and operations, the term refers to the business and operations conducted by such subsidiaries of Embed Financial Group Cayman Holdings at the relevant time.

“EFGH Dissenting Shares”

means Company Ordinary Shares that are (i) issued and outstanding immediately prior to the Company Merger Effective Time and (ii) held by EFGH’s shareholders who have validly exercised and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost their rights to dissent from the Company Merger, in accordance with Section 238 of the Cayman Companies Act.

“EFGH Dissenting Shareholders”	means holders of EFGH Dissenting Shares.
“Exchange Act”	means the Securities Exchange Act of 1934, as amended.
“Extension Meeting”	means the special meeting of stockholders of WinVest to be held on .
“Founder”	means Mr. Dennis Ng.
“Initial Stockholders”	means the Sponsor and any of WinVest’s officers or directors that hold WinVest Founder Shares.
“Mergers”	means the Company Merger and the SPAC Merger.
“NYSE”	means the New York Stock Exchange.
“PIPE Financing”

means the private placements pursuant to which WinVest or Pubco intends to issue and sell immediately prior to or substantially concurrently with the Closing, an aggregate of [    ] WinVest Common Stock or [    ] Pubco Class A Ordinary Shares for a purchase price of $[    ] per share.

“PIPE Investment”	means any purchase of WinVest Common Stock or Pubco Class A Ordinary Shares, with such purchases to be consummated prior to or substantially concurrently with the Closing.
“PIPE Shares”	means the Pubco Ordinary Shares issued in connection with PIPE Investment.
“PIPE Investors”	means certain investors that entered into the subscription agreements to purchase shares of WinVest or Pubco.
“PIPE Subscription Agreements”

means the subscription agreements with the PIPE Investors, pursuant to which, among other things, WinVest or Pubco will agree to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, an aggregate of [    ] WinVest Common Stock or [    ] Pubco Class A Ordinary Shares for a purchase price of $[    ] per share. A copy of a form of the PIPE Subscription Agreement is attached to this proxy statement/prospectus as Annex [    ].

“Plan of Merger”	means the plan of merger required to effect the Company Merger pursuant to the Cayman Companies Act as contemplated by the Business Combination Agreement.
“Private Placement Warrants”

means the 10,900,000 warrants, each entitling the holder to purchase one-half of one share of WinVest Common Stock at a price of $11.50 per whole share, subject to adjustment, sold to the Sponsor simultaneously with the consummation of the WinVest IPO (inclusive of 900,000 sold to the Sponsor in connection with the Underwriters’ exercise of the over-allotment option on September 23, 2021).

“Pubco” or “Combined Company”	means WinVest Holdings Corp.
“Pubco Board”	means the board of directors of Pubco.
“Pubco A&R MAA”

means the amended and restated memorandum and articles of association of Pubco, substantially in the form attached to this proxy statement/prospectus as Annex C, to be adopted by special resolution at or prior to the Closing.

“Pubco ADSs”	means the American Depositary Share(s) of Pubco, each Pubco ADS representing [one] PubCo Ordinary Share
“Pubco Existing Articles”	means the amended and restated memorandum and articles of association of Pubco adopted by special resolution with effect on [ ].
“Pubco Class A Ordinary Shares”

means, as at the time immediately prior to the Company Merger Effective Time and the SPAC Merger Effective Time, the Class A ordinary shares, par value $0.0001 per share, of Pubco, each of which share is entitled to one (1) vote per share on all matters on which the Pubco Ordinary Shares are entitled to vote, as provided for and fully described in the Pubco A&R MAA.

“Pubco Class B Ordinary Shares”

means, as at the time immediately prior to the Company Merger Effective Time and the SPAC Merger Effective Time, the Class B ordinary shares, par value $0.0001 per share, of Pubco, each of which share is entitled to ten (10) votes per share on all matters on which the Pubco Ordinary Shares are entitled to vote, as provided for and fully described in the Pubco A&R MAA.

“Pubco Ordinary Shares”	means the Pubco Class A Ordinary Shares and the Pubco Class B Ordinary Shares.
“Pubco Private Warrants”	means one whole warrant entitling the holder thereof to purchase one-half (1/2) of one Pubco Class A Ordinary Share at a purchase price of $11.50 per whole share.
“Pubco Public Warrants”	means one whole warrant entitling the holder thereof to purchase one-half (1/2) of one Pubco Class A Ordinary Share at a purchase price of $11.50 per whole share.
“Pubco Warrants”	means the Pubco Private Warrants and Pubco Public Warrants, collectively.
“Reorganization”	means the reorganization as contemplated under the Reorganization Documents.
“Reorganization Documents”	means certain agreements (together with all agreements, deeds, instruments or other documents as may be necessary or appropriate) by and among [ ], the Founder and other relevant parties.
“SEC”	means the Securities and Exchange Commission.
“Securities Act”	means the Securities Act of 1933, as amended.
“SPAC Merger”	means the merger of SPAC Merger Sub with and into WinVest.
“SPAC Merger Sub”	means WV Merger Sub II Corp., a Delaware corporation and a direct wholly owned subsidiary of Pubco.
“Sponsor”	means WinVest SPAC LLC, a Delaware limited liability company.
“Transactions”	means the transactions contemplated by the Business Combination Agreement and the Ancillary Documents.
“U.S. GAAP”	means accounting principles generally accepted in the United States of America.

“Underwriter”	means Chardan Capital Markets, LLC, as the sole book running manager of the WinVest IPO and the representative of the other underwriters of the WinVest IPO.
“US$” or “$”	means United States dollars, the lawful currency of the United States of America.
“Welsbach”	means Welsbach Corporate Solutions LLC-FZ, part of Welsbach Group.
“WinVest”	means WinVest Acquisition Corp.
“WinVest Charter”	means the WinVest Amended and Restated Certificate of Incorporation dated [ ], as amended, and as may be subsequently amended.
“WinVest Board”	means the board of directors of WinVest.
“WinVest Founder Shares” or “Founder Shares”

means the 2,875,000 shares of WinVest Common Stock purchased by the Sponsor for an aggregate price of US$25,000 prior to the WinVest IPO, of which 337,576 shares were transferred to members of the WinVest Board and certain advisory board members.

“WinVest IPO”	means the initial public offering of WinVest, which was consummated on September 17, 2021.
“WinVest Common Stock”	means WinVest’s common stock, par value $0.0001 per share.
“WinVest Private Warrants”

means the warrants sold to Sponsor in the private placement consummated concurrently with the WinVest IPO, each entitling its holder to purchase one-half (1/2) of one share of WinVest Common Stock at an exercise price of US$11.50 per whole share, subject to adjustment.

“WinVest Public Stockholders”	means all holders of the WinVest Public Shares.
“WinVest Public Shares”	means all WinVest Common Stock issued in the WinVest IPO.
“WinVest Public Warrants”

means the redeemable warrants issued in the WinVest IPO, each entitling its holder to purchase one-half (1/2) of one share of WinVest Common Stock at a price of $11.50 per whole share, subject to adjustment.

“WinVest Rights”

means one right that was included as part of each WinVest Unit entitling the holder thereof to receive one-fifteenth (1/15th) of a share of WinVest Common Stock upon the consummation by WinVest of its Business Combination.

“WinVest Units” or “Units”	means a unit issued in the WinVest IPO consisting of one (1) share of WinVest Common Stock, one (1) WinVest Right and one (1) WinVest Public Warrant.
“WinVest Warrants”	means the WinVest Public Warrants and WinVest Private Warrants.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

Q.     Why am I receiving this proxy statement/prospectus?

A.     WinVest and EFGH have agreed to conduct a Business Combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. WinVest’s stockholders are being asked to vote to approve the Business Combination Agreement and the transactions contemplated thereby, among other matters. The Business Combination Agreement provides that, among other things, (1) Company Merger Sub will merge with and into EFGH (the “Company Merger”), with EFGH surviving the Company Merger as a wholly owned subsidiary of Pubco (the time at which the Company Merger becomes effective is sometimes referred to herein as the “Company Merger Effective Time”) (EFGH, in its capacity as the surviving corporation of the Company Merger, is sometimes referred to herein as the “First Surviving Company”); and (2) immediately following the Company Merger, SPAC Merger Sub will merge with and into WinVest (the “SPAC Merger” and, together with the Company Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with WinVest surviving the SPAC Merger as a wholly owned subsidiary of Pubco (WinVest, in its capacity as the surviving corporation of the SPAC Merger, is sometimes referred to herein as the “Second Surviving Company”) (the time at which the SPAC Merger becomes effective is referred to herein as the “Effective Time”). This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q.     When and where is the Meeting?

A.     The Meeting will be held at            on            , 2026, at            a.m., Eastern Time. WinVest will also be hosting the Meeting via live webcast on the Internet.

Q.     Can I attend the Meeting in person?

A.     Yes. The Meeting will be held at            . WinVest will also be hosting the Meeting via live webcast on the Internet. The Meeting will start at            a.m. Eastern Time, on            , 2026. Any shareholder can listen to and participate in the Meeting live via the Internet at            with the password of            .

Q.     What do I need in order to be able to participate in the Meeting online?

A.     You can attend the Meeting via the Internet by visiting            with the password of            . You will need the voter control number included on your proxy card in order to be able to vote your shares electronically during the Meeting.

Q.     What is being voted on at the Meeting?

A.     WinVest’s stockholders are being asked to vote to approve the Business Combination Proposal, which includes, among other things, the approval of the Business Combination Agreement and transactions contemplated thereby. See the section entitled “Proposal One — The Business Combination Proposal.” The Business Combination Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if the Condition Precedent Proposals are not approved, then the Business Combination may not be consummated.

WinVest’s stockholders are also being asked to consider and vote upon a proposal, to approve the replacement of Pubco Existing Articles with the Pubco A&R MAA, immediately prior to consummation of the Business Combination. See the section entitled “The Pubco Memorandum and Articles Proposal.” The Pubco Memorandum and Articles Proposal is a Condition Precedent Proposal and is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Pubco Memorandum and Articles Proposal will not be presented to WinVest’s stockholders at the Meeting. The Pubco Memorandum and Articles Proposal is not conditioned on the separate approval of the Organizational Documents Advisory Proposals described below.

WinVest’s stockholders are also being asked to consider and vote to approve, on an advisory and non-binding basis, on the material differences between the WinVest Charter and the Pubco A&R MAA relating to the authorized share capital, the status as blank check company, the number of directors and the shareholder meeting quorum as described in four separate proposals. These separate votes are not otherwise required by Cayman Islands laws but are required by SEC guidance that shareholders have the opportunity to present their views on important corporate governance provisions. See the section entitled “The Organizational Documents Advisory Proposals.”

WinVest’s stockholders are also being asked to consider and vote upon a proposal to consider and vote on a proposal to elect, effective at the Effective Time, five (5) directors to serve on Pubco’s board of directors until the 2026 annual general meeting of shareholders and until their respective successors are duly elected and qualified. See the section entitled “The Pubco Director Election Proposal.” The Pubco Director Election Proposal is a Condition Precedent Proposal and is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Pubco Director Election Proposal will not be presented to shareholders at the Meeting.

WinVest’s stockholders are also being asked to consider and vote upon a proposal approve the 2026 Equity Incentive Plan. See the section entitled “The Equity Incentive Plan Proposal.” The Equity Incentive Plan Proposal is a Condition Precedent Proposal and is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Equity Incentive Plan Proposal will not be presented to shareholders at the Meeting.

WinVest’s stockholders are also being asked to consider and vote upon a proposal to adjourn the Meeting to a later date or dates, if necessary or desirable, at the determination of the WinVest Board. See the section entitled “The Adjournment Proposal.”

WinVest will hold the Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. Shareholders should read it carefully.

The vote of shareholders is important. Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q.     Why is WinVest proposing the Business Combination?

A.     WinVest was incorporated on March 1, 2021, as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On September 17, 2021, WinVest consummated its initial public offering of 10,000,000 units and, on September 23, 2021, issued an additional 1,500,000 units pursuant to the underwriter’s full exercise of their over-allotment option. Each unit consists of one share of WinVest Common Stock, one redeemable WinVest Public Warrant and one WinVest Right, with each WinVest Public Warrant entitling the holder thereof to purchase one-half (1/2) of one WinVest Common Stock at a price of $11.50 per whole share, and each WinVest Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of WinVest Common Stock upon the consummation of an initial business combination. The units were sold at a price of US$10.00 per unit, generating gross proceeds to WinVest of US$100,000,000 and US$15,000,000 at the respective closings.

Simultaneously with the closing of our initial public offering and the closing of the underwriter’s full exercise of their over-allotment option, WinVest completed the private sale of an aggregate of 10,000,000 and 900,000 private warrants, respectively, to the Sponsor at a purchase price of US$0.50 per private warrant, generating gross proceeds to WinVest of US$5,000,000 and US$450,000, respectively.

Following the respective closings, a total of US$116,150,000 was placed in a trust account in the United States maintained by Continental Stock Transfer & Trust Company, as trustee.

Since the WinVest IPO, WinVest’s activity has been limited to the search and evaluation of and negotiation with business combination candidates.

x

On November 30, 2022, WinVest held a special meeting of stockholders (the “November 2022 Extension Meeting”) to, among other things, approve an amendment to its Certificate of Incorporation to extend Termination Date from December 17, 2022 to January 17, 2023, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of the board of directors, if requested by the Sponsor, until June 17, 2023, by causing $125,000 to be deposited into the Trust Account for each such extension (the “November 2022 Extension Amendment”). The stockholders approved the November 2022 Extension Amendment at the November 2022 Extension Meeting. In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 WinVest Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

On June 12, 2023, WinVest held a second special meeting of stockholders (the “June 2023 Extension Meeting”), at which the stockholders approved, among other things, (i) an amendment to WinVest’s Certificate of Incorporation (the “June 2023 Extension Amendment”) to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month (or such shorter period as may be requested by the Sponsor) after July 17, 2023, by resolution of its board of directors, if requested by the Sponsor, until December 17, 2023, by causing $65,000 to be deposited into the Trust Account for each such extension, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that WinVest may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination. The stockholders approved the June 2023 Extension Amendment at the June 2023 Extension Meeting. In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 WinVest Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of $6,721,794.56.

On November 30, 2023, WinVest held a third special meeting of stockholders (the “November 2023 Extension Meeting”), at which the stockholders approved, among other things, an amendment to WinVest’s Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2024, by resolution of the board of directors, if requested by the Sponsor, until June 17, 2024, by causing $55,000 to be deposited into the Trust Account for each such extension. The stockholders approved the November 2023 Extension Amendment at the November 2023 Extension Meeting. In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 WinVest Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of $1,322,518.

On June 3, 2024, WinVest held a fourth special meeting of stockholders (the “June 2024 Extension Meeting”), at which the stockholders approved, among other things, an amendment to WinVest’s Certificate of Incorporation (the “June 2024 Extension Amendment”) to extend the Termination Date from June 17, 2024 to July 17, 2024, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after July 17, 2024, by resolution of the board of directors, if requested by the Sponsor, until December 17, 2024, by causing $30,000 to be deposited into the Trust Account for each such extension. The stockholders approved the June 2024 Extension Amendment at the June 2024 Extension Meeting. In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 shares of WinVest Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of $7,367,203.65. Following such redemptions, $5,573,406.91 was left in the Trust Account and 492,333 WinVest Public Shares remained outstanding.

On December 10, 2024, WinVest held a fifth special meeting of stockholders (the “December 2024 Extension Meeting,” and together with the November 2022 Extension Meeting, the June 2023 Extension Meeting, the November 2023 Extension Meeting and the June 2024 Extension Meeting, the “Extension Meetings”), at which the stockholders approved an amendment to WinVest’s Certificate of Incorporation

(the “December 2024 Extension Amendment,” and together with the November 2022 Extension Amendment, the June 2023 Extension Amendment, the November 2023 Extension Amendment and the June 2024 Extension Amendment, the “Extension Amendments”) to extend the Termination Date from December 17, 2024 to January 17, 2025, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2025, by resolution of the board of directors, if requested by the Sponsor, until June 17, 2025, by causing $30,000 to be deposited into the Trust Account for each such extension. In connection with the vote to approve the December 2024 Extension Amendment, the holders of 233,555 WinVest Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.00 per share, representing a per-share price equal to the aggregate amount on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of shares of outstanding WinVest Public Shares, for an aggregate redemption amount of approximately $2,801,498. Following such redemptions, approximately $3,104,049 was left in the Trust Account and 258,778 WinVest Public Shares remained outstanding.

On June 16, 2025, WinVest held a sixth special meeting of stockholders (the “June 2025 Extension Meeting,” and together with the November 2022 Extension Meeting, the June 2023 Extension Meeting, the November 2023 Extension Meeting, the June 2024 Extension Meeting, and the December 2024 Extension Meeting, the “Extension Meetings”), at which the stockholders approved an amendment to WinVest’s Certificate of Incorporation (the “June 2025 Extension Amendment,” and together with the November 2022 Extension Amendment, the June 2023 Extension Amendment, the November 2023 Extension Amendment, the June 2024 Extension Amendment, and the December 2024 Extension Amendment, the “Extension Amendments”) to extend the Termination Date from June 17, 2025, to July 17, 2025, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times by an additional one month each time after July 17, 2025, by resolution of the board of directors, if requested by the Sponsor, until September 17, 2025, by causing $30,000 to be deposited into the Trust Account for each such extension. In connection with the vote to approve the June 2025 Extension Amendment, the holders of 527 WinVest Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.92 per share, representing a per-share price equal to the aggregate amount on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of shares of outstanding WinVest Public Shares, for an aggregate redemption amount of approximately $6,808. Following such redemptions, approximately $3,336,054 was left in the Trust Account and 258,251 WinVest Public Shares remained outstanding.

On September 16, 2025, WinVest held a seventh special meeting of stockholders (the “September 2025 Extension Meeting,” and together with the November 2022 Extension Meeting, the June 2023 Extension Meeting, the November 2023 Extension Meeting, the June 2024 Extension Meeting, the December 2024 Extension Meeting, and the June 2025 Extension Meeting, the “Extension Meetings”), at which the stockholders approved an amendment to WinVest’s Certificate of Incorporation (the “September 2025 Extension Amendment,” and together with the November 2022 Extension Amendment, the June 2023 Extension Amendment, the November 2023 Extension Amendment, the June 2024 Extension Amendment, the December 2024 Extension Amendment, and the June 2025 Extension Amendment, the “Extension Amendments”) to extend the Termination Date from September 17, 2025, to October 17, 2025, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after October 17, 2025, by resolution of the board of directors, if requested by the Sponsor, until March 17, 2026, by causing $30,000 to be deposited into the Trust Account for each such extension. In connection with the vote to approve the September 2025 Extension Amendment, the holders of 38,215 WinVest Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $13.37 per share, representing a per-share price equal to the aggregate amount on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of shares of outstanding WinVest Public Shares, for an aggregate redemption amount of approximately $511,042. Following such redemptions, approximately $2,942,500 was left in the Trust Account and 220,036 WinVest Public Shares remained outstanding. Since WinVest’s incorporation, the WinVest Board has sought to identify suitable candidates in order to effect an initial business combination. In its review of EFGH, the WinVest Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the WinVest Board has determined that the Business Combination presents a highly attractive business combination opportunity and is in the best interests of WinVest. The WinVest Board believes that, based on its review and consideration, the Business Combination presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the WinVest will be achieved. Stockholder approval of the Business Combination is required by the Business Combination Agreement and the WinVest Charter as well as to comply with NYSE listing rule.

See the section entitled “Proposal One — The Business Combination Proposal — WinVest Board’s Reasons for Approval of the Business Combination.”

Q.     What will happen to WinVest’s securities upon consummation of the Business Combination?

A.     The WinVest Units, WinVest Common Stock, WinVest Public Warrants and WinVest Rights are currently quoted on over-the-counter market under the symbols “WINVU,” “WINV,” “WINVW” and “WINVR,” respectively. Pubco intends to apply to list the Pubco Class A Ordinary Shares and Pubco Public Warrants on NYSE under the symbols “EFGH” and “EFGHW,” respectively, upon the Closing of the Business Combination. WinVest will not have units traded following the Closing of the Business Combination, at which time each WinVest Unit will have separated into its component securities. Pubco will not have units traded following the consummation of the Business Combination.

While trading on NYSE is expected to begin on the first business day following the consummation of the Business Combination, there can be no assurance that Pubco Class A Ordinary Shares or Pubco Public Warrants will be listed on NYSE or if they are, that a viable and active trading market will develop. See “Risk Factors” for more information.

Q.     Why is WinVest providing shareholders with the opportunity to vote on the Business Combination?

A.     Pursuant to the Business Combination Agreement, the approval of the WinVest stockholders is a condition to Closing. In addition, under its WinVest Charter, WinVest must provide all holders of its WinVest Public Shares with the opportunity to have their WinVest Public Shares redeemed upon the consummation of WinVest’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business reasons and pursuant to Delaware law requirements, WinVest has elected to structure the Business Combination in such a way as to provide its shareholders with the opportunity to have their WinVest Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, WinVest is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public shareholders to effectuate Redemptions of their WinVest Public Shares in connection with the consummation of the Business Combination. In addition to the Business Combination Proposal, the WinVest Shareholders are being asked to vote upon the Pubco Memorandum and Articles Proposals, the Organizational Documents Advisory Proposals, the Pubco Director Election Proposal and the Equity Incentive Plan Proposal.

The Adjournment Proposal will be presented to the holders of the issued and outstanding WinVest Common Stock only if the chairman of the Meeting deems it necessary or appropriate, including, if necessary, to permit further solicitation and vote of proxies if necessary or desirable, at the determination of the WinVest Board.

Q.     Are the proposals conditioned on one another?

A.     The Business Combination Proposal is a condition precedent for approval of the Pubco Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Pubco Director Election Proposal (collectively, the “Condition Precedent Proposals”). If WinVest’s stockholders do not approve the Business Combination Proposal, the Pubco Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Pubco Director Election Proposal, then the Business Combination may not be consummated.

Unless the Business Combination Proposal is approved, the Pubco Memorandum and Articles Proposal, the Equity Incentive Plan Proposal and the Pubco Director Election Proposal will not be presented to the stockholders of WinVest at the Meeting. In addition, as required by applicable SEC guidance, to give stockholders the opportunity to present their views on important corporate governance provisions, WinVest is requesting that its stockholders vote, on a non-binding advisory basis, upon the Organizational Documents

Advisory Proposals to approve certain governance provisions contained in the Pubco A&R MAA that materially affect stockholders rights, and will be adopted if the Pubco Memorandum and Articles Proposal is approved by the stockholders and the Business Combination is consummated. See the section entitled “The Pubco Memorandum and Articles Proposal.” None of the Business Combination Proposal, the Pubco Memorandum and Articles Proposal, the Equity Incentive Plan Proposal or the Pubco Director Election Proposal is conditioned on the approval of the Organizational Documents Advisory Proposals.

The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite votes for approval, then WinVest will not consummate the Business Combination. If WinVest does not consummate the Business Combination and fails to complete an initial business combination by [    ], or such later time as may be approved by WinVest’s stockholders, then WinVest will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public stockholders and the WinVest Warrants will expire worthless.

On [    ], WinVest’s stockholders approved an amendment to the WinVest Charter (the “Extension Amendment”). The Extension Amendment extends the date by which WinVest must consummate its initial business combination from [    ] to [    ], provided WinVest deposits US$[    ] per month into the Trust Account for each outstanding WinVest Public Share on or before the [    ] day of each extension month.

Q.     What will happen in the Business Combination?

A.     Pursuant to the Business Combination Agreement, the Business Combination (as defined below) will be effected in two steps. Subject to the approval and adoption of the Business Combination Agreement by the stockholders of WinVest, on the Closing Date: (1) Company Merger Sub will merge with and into EFGH, with EFGH surviving the Company Merger as a wholly owned subsidiary of Pubco; and (2) immediately following the Company Merger, SPAC Merger Sub will merge with and into WinVest, with WinVest surviving the SPAC Merger as a wholly owned subsidiary of Pubco.

At the Company Merger Effective Time, pursuant to the Company Merger, (1) each Company Class A Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any EFGH Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive Company Class A Merger Consideration Shares and each EFGH shareholder (other than a EFGH Dissenting Shareholder) shall receive its pro rata share of the Company Class A Merger Consideration Shares, based on the number of Company Class A Shares owned by such EFGH shareholder immediately prior to the Company Merger Effective Time, divided by the total number of Company Class A Shares issued and outstanding as at such time; (2) each Company Class B Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any EFGH Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive the Company Class B Merger Consideration Shares and each EFGH shareholder (other than a EFGH Dissenting Shareholder) shall receive its pro rata share of the Company Class B Merger Consideration Shares, based on the number of Company Class B Shares owned by such EFGH shareholder immediately prior to the Company Merger Effective Time, divided by the total number of Company Class B Shares issued and outstanding as at such time; (3) every issued and outstanding share of Pubco owned by EFGH, being the only issued and outstanding share in Pubco immediately prior to the Company Merger Effective Time, shall be canceled; and (4) each then issued and outstanding ordinary share of Company Merger Sub, shall be converted into one validly issued, fully paid and nonassessable ordinary share, par value $0.001 per share, of the First Surviving Company and shall constitute the only issued and outstanding shares of the First Surviving Company upon the Company Merger Effective Time.

At the Effective Time, pursuant to the SPAC Merger: (1) each issued and outstanding WinVest Unit shall be automatically detached and the holder thereof shall be deemed to hold one share of WinVest Common Stock, one WinVest Public Warrant and one WinVest Right (“Unit Separation”), (2) immediately following the Unit Separation, every issued and outstanding share of WinVest Common Stock (other than treasury shares held by WinVest) immediately prior to the Effective Time shall be canceled by virtue of the SPAC Merger and converted automatically into the right to receive one Pubco Class A Ordinary Share; (3) each outstanding WinVest Public Warrant shall be converted into one Pubco Public Warrant and each outstanding WinVest Private Warrant shall be converted into one Pubco Private Warrant, and each of the Pubco Public Warrants and Pubco Private Warrants (together with Pubco Public Warrants, “Assumed Warrants”) shall have and be subject to substantially the same terms and conditions set forth in the respective WinVest Public Warrants and WinVest Private Warrants, except that in each case they shall represent the right to acquire Pubco Class A Ordinary Shares in lieu of shares of WinVest Common Stock; (4) each issued and outstanding WinVest Right shall be automatically converted into the number of Pubco Class A Ordinary Shares that would have been received by the holder thereof if such WinVest Right had been converted upon the consummation of a Business Combination; (5) each share of WinVest Common Stock for which a holder has exercised its right of Redemption shall be surrendered and cancelled and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor; and (6) each share of common stock in SPAC Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share, par value $0.01 per share, of the Second Surviving Company.

Q.     What are the U.S. federal income tax consequences of the Business Combination to me?

A.     Subject to the discussion below of WinVest Warrants, it is intended that the Business Combination qualifies as an exchange described in Section 351(a) of the Code. It is the opinion of WinVest’s counsel, Cyruli Shanks & Zizmor LLP, that the Business Combination will qualify as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service will not successfully challenge this position, and, if so, then the exchange of WinVest Common Stock for Pubco Class A Ordinary Shares will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351(a) of the Code. Assuming such qualification, a U.S. holder that receives Pubco Class A Ordinary Shares in exchange for WinVest Common Stock in the Business Combination will not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Class A Ordinary Shares received in the Business Combination by a U.S. holder should be equal to the adjusted tax basis of the WinVest Common Stock exchanged therefor. The holding period of the Pubco Class A Ordinary Shares should include the holding period during which the WinVest Common Stock exchanged therefor were held by such U.S. holder.

If the Business Combination qualifies only as an exchange governed by Section 351(a) of the Code (and not by Section 368 of the Code), a U.S. holder that receives Pubco Class A Ordinary Shares in exchange for WinVest Common Stock and that holds WinVest Warrants that automatically convert into Pubco Warrants should recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess (if any) of (x) the sum of the fair market values of the Pubco Class A Ordinary Shares and the Pubco Warrants received by such holder over (y) such holder’s aggregate adjusted tax basis in the WinVest Common Stock and WinVest Warrants exchanged therefor) and (ii) the fair market value of the Pubco Warrants received by such holder in such exchange.

If the Business Combination qualifies as an exchange governed only by section 351 of the Code (and not by section 368 of the Code), a U.S. holder that holds only WinVest Warrants that automatically convert into Pubco Warrants should recognize gain or loss upon such exchange equal to the difference between the fair market value of the Pubco Warrants received and such U.S. holder’s adjusted basis in its WinVest Warrants. A U.S. holder’s basis in its Pubco Warrants received in the Business Combination should equal the fair market value of the Pubco Warrants. A U.S. holder’s holding period in its Pubco Warrants should begin on the day after the Business Combination.

If the Business Combination qualifies as a “reorganization” as well as a section 351 exchange, a U.S. holder that receives Pubco Class A Ordinary Shares in exchange for WinVest Common Stock and whose WinVest Warrants automatically convert into Pubco Warrants should not recognize any gain or loss upon the exchange. In such case, a U.S. holder’s tax basis in the Pubco Class A Ordinary Shares and the Pubco Warrants received should be equal to the U.S. holder’s basis in the WinVest Common Stock and WinVest Warrants exchanged therefor, and the holding period of the Pubco Class A Ordinary Shares and Pubco Warrants should include the holding period during which the WinVest Common Stock and Warrants exchanged therefor were held by such U.S. holder. However, it is unclear whether the requirements of Section 368 of the Code can be satisfied. There are many requirements that must be satisfied in order for the Business Combination to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. For example, it is unclear as a matter of law whether an entity that may not have a historic business, such as WinVest, can satisfy the “continuity of business enterprise” requirement under Section 368 of the Code. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Business Combination, some of which are outside the control of WinVest. For example, the requirements for reorganization treatment could be affected by the magnitude of WinVest Common Stock redemptions that occur in connection with the Business Combination. As a result, WinVest’s counsel is unable to opine whether the Business Combination qualifies as a reorganization under Section 368 of the Code.

Even if the Business Combination otherwise qualifies as an exchange described in Section 351(a) of the Code and/or as a reorganization under Section 368 of the Code, U.S. holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company rules, as described in more detail under “Material U.S. Federal Income Tax Consideration — U.S. Holders — The Business Combination — Application of the Passive Foreign Investment Company Rules to the Transactions.”

For additional discussion of the U.S. federal income tax treatment of the Business Combination, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Tax Consequences of the Business Combination.”

Q.     What conditions must be satisfied or waived to complete the Business Combination?

A.     The obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of the following mutual conditions among others: (1) the approval of the Business Combination Agreement and the Business Combination and related transactions (including the Mergers) by the requisite vote of WinVest’s stockholders and EFGH’s shareholders; (2) the approval for listing of Pubco’s Class A Ordinary Shares on NYSE; (3) the absence of any law, order or other action by a governmental authority prohibiting or permanently enjoining the consummation of the Business Combination; (4) WinVest having net tangible assets of at least US$5,000,001 upon the Closing; (5) the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part.

In addition, unless waived by EFGH, the obligations of EFGH, Pubco, Company Merger Sub and SPAC Merger Sub to consummate the Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (1) the representations and warranties of WinVest being true and correct on and as of the Closing, subject to Material Adverse Effect; (2) WinVest having performed in all material respects its covenants and obligations required to be performed by it under the Business Combination Agreement on or prior the date of the Closing; (3) the absence of any continuing Material Adverse Effect with respect to WinVest since the date of the Business Combination Agreement; and (4) the receipt by EFGH of the Registration Rights Agreement from Pubco covering the Pubco Class A Ordinary Shares issued to EFGH’s shareholders as merger consideration.

Unless waived by WinVest, the obligation of WinVest to consummate the Business Combination is subject to the satisfaction of the following conditions, in addition to customary certificates and other closing deliveries: (1) the representations and warranties of EFGH, Pubco, Company Merger Sub, and SPAC Merger Sub being true and correct as of the Closing, subject to Material Adverse Effect on the Target Companies, taken as a whole; (2) EFGH, Pubco, Company Merger Sub, and SPAC Merger Sub having performed in all material respects their respective covenants and obligations required to be performed by them under the Business Combination Agreement on or prior to the Closing; (3) the absence of any continuing Material Adverse Effect with respect to EFGH and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement; (4) each Lock-Up Agreement being in full force and effect as of the Closing; and (5) WinVest having received the Founder Registration Rights Agreement Amendment, duly executed by Pubco.

In addition, in accordance with the Cayman Companies Act, the Plan of Merger shall be authorized by each of the Company Merger Sub and EFGH by way of a special resolution of the members of each of Company Merger Sub and EFGH respectively.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Proposal One — The Business Combination Proposal — The Business Combination Agreement” and “— Related Agreements and Documents” In the event of the waiver of a condition, the WinVest Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and recirculation or resolicitation of stockholder approval is necessary. For more information, refer to the section titled “The exercise of WinVest’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in WinVest’s stockholders’ best interest.”

Q.     Did the WinVest Board obtain a fairness opinion in determining whether to proceed with the Business Combination?

A.     No. The WinVest Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination. However, WinVest’s management, the members of the WinVest Board and the other representatives of WinVest have experience in evaluating the operating and financial merits of digital infrastructure companies and reviewed certain financial information of EFGH and other relevant financial information selected based on the experience and the professional judgment of WinVest’s management team. Accordingly, investors will be relying solely on the judgment of the WinVest Board in valuing EFGH’s business and accordingly, investors assume the risk that the WinVest Board may not have properly valued such business. For more information, see the risk factor entitled “Risk Factors — Risks Related to the Business Combination — Neither the WinVest Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, WinVest Stockholders have no assurance from an independent source that the number of Pubco Class A Ordinary Shares to be issued to WinVest stockholders in the Business Combination is fair to WinVest — and, by extension, WinVest Stockholders — from a financial point of view.”

Q:     What equity stake will current WinVest Stockholders and EFGH’s Shareholders hold in Pubco immediately after the consummation of the Business Combination?

A:     The following tables illustrate estimated ownership levels in Pubco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Stockholders. Each redemptions scenario assumes that the $5.0 million net tangible assets condition is met through assumed illustrative PIPE Financing. In the event the net tangible assets condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to us from the Trust Account, and/or we obtain less financing proceeds than we expect, EFGH may, in its sole discretion, waive the net tangible assets condition. If EFGH waives the net tangible assets condition, WinVest intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting.

The following table illustrates varying ownership levels of Pubco immediately following the Business Combination:

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)
Public Stockholders(2)(3)	986,703	—	2.1%	0.6%	931,694	—	1.9%	0.5%	876,685	—	1.8%	0.5%
Initial Stockholders	2,875,000	—	6.0%	1.7%	2,875,000	—	6.0%	1.7%	2,875,000	—	6.0%	1.7%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	59.6%	16.4%	28,475,000	—	59.5%	16.4%	28,475,000	—	59.5%	16.4%
EFGH Founder	—	14,025,000	29.3%	80.6%	—	14,025,000	29.3%	80.6%	—	14,025,000	29.3%	80.6%
PIPE Investors(4)	1,452,626	—	3.0%	0.7%	1,533,038	—	3.3%	0.8%	1,613,450	—	3.4%	0.8%
Total	33,789,329	14,025,000	100.0%	100.0%	33,814,732	14,025,000	100.0%	100.0%	33,840,135	14,025,000	100.0%	100.0%

	75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)
Public Stockholders(2)(3)	821,676	—	1.7%	0.5%	766,667	—	1.6%	0.4%
Initial Stockholders	2,875,000	—	6.0%	1.7%	2,875,000	—	6.0%	1.7%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	59.5%	16.4%	28,475,000	—	59.4%	16.4%
EFGH Founder	—	14,025,000	29.3%	80.5%	—	14,025,000	29.3%	80.5%
PIPE Investors(4)	1,693,862	—	3.5%	0.9%	1,774,275	—	3.7%	1.0%
Total	33,865,538	14,025,000	100.0%	100.0%	33,890,942	14,025,000	100.0%	100.0%

____________

(1)      Each Pubco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Pubco Class A Ordinary Shares are entitled to vote, and each Pubco Class B Ordinary Share will entitle the holder thereof to ten (10) votes per share on all matters on which the Pubco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 55,009 shares under the 25% Redemptions Scenario, (iii) 110,018 shares under the 50% Redemptions Scenario, (iv) 165,027 shares under the 75% Redemptions Scenario, and (v) 220,036 shares under the 100% Redemptions Scenario.

(3)      Includes the 766,667 shares issuable upon the exercise of the Public Rights.

(4)      Amount reflects the Pubco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the $5.0 million net tangible assets condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $14.5 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $15.3 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $16.1 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $16.9 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $17.7 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, there has been no binding agreement for a PIPE Investment or other financing.

The following table illustrates varying ownership levels of Pubco immediately following the Business Combination on a fully diluted basis(1):

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power
Public Stockholders(2)	6,736,703	—	11.4%	3.6%	6,681,694	—	11.3%	3.6%	6,626,685	—	11.2%	3.6%
Initial Stockholders(3)	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	48.3%	15.4%	28,475,000	—	48.2%	15.4%	28,475,000	—	48.2%	15.4%
EFGH Founder	—	14,025,000	23.8%	75.7%	—	14,025,000	23.8%	75.7%	—	14,025,000	23.7%	75.7%
PIPE Investors	1,452,626	—	2.4%	0.8%	1,533,038	—	2.6%	0.8%	1,613,450	—	2.8%	0.8%
Total	44,989,329	14,025,000	100.0%	100.0%	45,014,732	14,025,000	100.0%	100.0%	45,040,135	14,025,000	100.0%	100.0%
	75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power
Public Stockholders(2)	6,571,676	—	11.1%	3.5%	6,516,667	—	11.0%	3.5%
Initial Stockholders(3)	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	48.2%	15.4%	28,475,000	—	48.2%	15.4%
EFGH Founder	—	14,025,000	23.7%	75.7%	—	14,025,000	23.7%	75.7%
PIPE Investors	1,693,862	—	2.9%	0.9%	1,774,275	—	3.0%	0.9%
Total	45,065,538	14,025,000	100.0%	100.0%	45,090,942	14,025,000	100.0%	100.0%

____________

(1)      This table makes the same assumptions as in the preceding ownership table, except that this table reflects the 5,750,000 shares underlying the Public Warrants, and the 5,450,000 shares underlying the Private Warrants.

(2)      Includes the 5,750,000 shares underlying the Public Warrants.

(3)      Includes the 5,450,000 shares underlying the Private Warrants.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of the Public Shares. If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Stockholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms” and, with respect to the determination of the “100% Redemptions,” the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The table below presents the Trust Account value per share to a Public Stockholder that elects not to redeem its shares across a range of varying redemptions scenarios. This Trust Account value per share includes the per share cost of the Deferred Discount.

As of December 31, 2025
Trust Account Value (including the related party receivable, which is related to amounts awed from Sponsor in connection with over withdrawal of funds from Trust Account)	$3,184,645
Total Public Shares	220,036
Total Account Value per Public Share	$14.47
	No Additional Redemptions Scenario(1)	25% Redemptions Scenario(2)	50% Redemptions Scenario(3)	75% Redemptions Scenario(4)	100% Redemptions Scenario(5)
Redemptions	$—	$(796,161)	$(1,592,323)	$(2,388,484)		$(3,184,645)
Redemptions, shares	—	(55,009)	(110,018)	(165,027)		(220,036)
Deferred Discount	$(4,025,000)	$(4,025,000)	$(4,025,000)	$(4,025,000)		$(4,025,000)
Cash left in Trust Account Post Redemptions Less Deferred Discount	$(840,355)	$(1,636,516)	$(2,432,678)	$(3,228,839)		$(4,025,000)
Public Shares post-redemptions	220,036	165,027	110,018	55,009		—
Remaining Trust Proceeds Per Public Share	$(3.82)	$(9.92)	$(22.11)	$(58.70)	$	N/A

____________

(1)      This scenario assumes that no Public Shares are redeemed. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

(2)      This scenario assumes that 55,009 Public Shares, or approximately 25% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $0.8 million (based on the estimated per-share Redemption Price of approximately $14.47 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

(3)      This scenario assumes that 110,018 Public Shares, or approximately 50% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $1.6 million (based on the estimated per-share Redemption Price of approximately $14.47 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

(3)      This scenario assumes that 165,027 Public Shares, or 75% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $2.4 million (based on the estimated per-share Redemption Price of approximately $14.47 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

(4)      This scenario assumes that 220,036 Public Shares, or 100% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $3.2 million (based on the estimated per-share Redemption Price of approximately $14.47 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

Sources and Uses of Proceeds

The following tables summarize the anticipated sources and uses of funds in the Business Combination, in various redemptions scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

Assuming No Additional Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account as of December 31, 2025 (including the related party receivable, which is related to amounts awed from Sponsor in connection with over withdrawal of funds from Trust Account)	$3.2	Redemptions	$—
Assumed PIPE Proceeds	14.5	Transaction expenses and excise tax	7.1
		Deferred Discount	4.0
		Related party notes	4.1
		Cash to Balance Sheet	2.5
Total Sources	$17.7	Total Uses	$17.7
Assuming 100% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account as of December 31, 2025 (including the related party receivable, which is related to amounts awed from Sponsor in connection with over withdrawal of funds from Trust Account)	$3.2	Redemptions	$3.2
PIPE Proceeds	17.7	Transaction expenses and excise tax	7.2
		Deferred Discount	4.0
		Related party notes	4.1
		Cash to Balance Sheet	2.4
Total Sources	$20.9	Total Uses	$20.9

Potential ownership of outstanding Pubco Ordinary Shares upon Closing (on a diluted and as-converted basis assuming the vesting and exercise of outstanding warrants of Pubco and the issuance of Pubco Ordinary Shares in respect thereof):

The issuance of Pubco Ordinary Shares in the Business Combination will dilute the equity interests of WinVest Public Stockholders who do not exercise their redemption rights and may adversely affect prevailing market prices for Pubco Ordinary Shares. WinVest Public Stockholders who do not exercise their redemption rights may experience dilution to varying degrees in connection with and after the Business Combination, including:

•        the issuance of Pubco Ordinary Shares as part of the consideration in connection with the consummation of the Business Combination; and

•        the exercise of Pubco Warrants.

The issuance of Pubco Ordinary Shares in connection with the Business Combination, including through any of the foregoing, could have the following effects for WinVest Public Stockholders who elect not to redeem their Public Shares:

•        their proportionate ownership interest in Pubco will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding shares of WinVest Common Stock will be diminished; or

•        the market price of Pubco Class A Ordinary Shares or Pubco Warrants, as applicable, may decline.

The following tables illustrate estimated ownership levels in Pubco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Stockholders. Each redemptions scenario assumes that the $5.0 million net tangible assets condition is met through assumed illustrative PIPE Financing. In the event the net tangible assets condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to us from the Trust Account, and/or we obtain less financing proceeds than we expect, EFGH may, in its sole discretion, waive the net tangible assets condition. If EFGH waives the net tangible assets condition, WinVest intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting.

The following table illustrates varying ownership levels of Pubco immediately following the Business Combination:

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)
Public Stockholders(2) (3)	986,703	—	2.1%	0.6%	931,694	—	1.9%	0.5%	876,685	—	1.8%	0.5%
Initial Stockholders	2,875,000	—	6.0%	1.7%	2,875,000	—	6.0%	1.7%	2,875,000	—	6.0%	1.7%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	59.6%	16.4%	28,475,000	—	59.5%	16.4%	28,475,000	—	59.5%	16.4%
EFGH Founder	—	14,025,000	29.3%	80.6%	—	14,025,000	29.3%	80.6%	—	14,025,000	29.3%	80.6%
PIPE Investors(4)	1,452,626	—	3.0%	0.7%	1,533,038	—	3.3%	0.8%	1,613,450	—	3.4%	0.8%
Total	33,789,329	14,025,000	100.0%	100.0%	33,814,732	14,025,000	100.0%	100.0%	33,840,135	14,025,000	100.0%	100.0%
	75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)
Public Stockholders(2)(3)	821,676	—	1.7%	0.5%	766,667	—	1.6%	0.4%
Initial Stockholders	2,875,000	—	6.0%	1.7%	2,875,000	—	6.0%	1.7%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	59.5%	16.4%	28,475,000	—	59.4%	16.4%
EFGH Founder	—	14,025,000	29.3%	80.5%	—	14,025,000	29.3%	80.5%
PIPE Investors(4)	1,693,862	—	3.5%	0.9%	1,774,275	—	3.7%	1.0%
Total	33,865,538	14,025,000	100.0%	100.0%	33,890,942	14,025,000	100.0%	100.0%

____________

(1)      Each Pubco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Pubco Class A Ordinary Shares are entitled to vote, and each Pubco Class B Ordinary Share will entitle the holder thereof to ten (10) votes per share on all matters on which the Pubco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 55,009 shares under the 25% Redemptions Scenario, (iii) 110,018 shares under the 50% Redemptions Scenario, (iv) 165,027 shares under the 75% Redemptions Scenario, and (v) 220,036 shares under the 100% Redemptions Scenario.

(3)      Includes the 766,667 shares issuable upon the exercise of the Public Rights.

(4)      Amount reflects the Pubco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the $5.0 million net tangible assets condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $14.5 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $15.3 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $16.1 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $16.9 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $17.7 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, there has been no binding agreement for a PIPE Investment or other financing.

The following table illustrates varying ownership levels of Pubco immediately following the Business Combination on a fully diluted basis(1):

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power
Public Stockholders(2)	6,736,703	—	11.4%	3.6%	6,681,694	—	11.3%	3.6%	6,626,685	—	11.2%	3.6%
Initial Stockholders(3)	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	48.3%	15.4%	28,475,000	—	48.2%	15.4%	28,475,000	—	48.2%	15.4%
EFGH Founder	—	14,025,000	23.8%	75.7%	—	14,025,000	23.8%	75.7%	—	14,025,000	23.7%	75.7%
PIPE Investors	1,452,626	—	2.4%	0.8%	1,533,038	—	2.6%	0.8%	1,613,450	—	2.8%	0.8%
Total	44,989,329	14,025,000	100.0%	100.0%	45,014,732	14,025,000	100.0%	100.0%	45,040,135	14,025,000	100.0%	100.0%
	75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power
Public Stockholders(2)	6,571,676	—	11.1%	3.5%	6,516,667	—	11.0%	3.5%
Initial Stockholders(3)	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	48.2%	15.4%	28,475,000	—	48.2%	15.4%
EFGH Founder	—	14,025,000	23.7%	75.7%	—	14,025,000	23.7%	75.7%
PIPE Investors	1,693,862	—	2.9%	0.9%	1,774,275	—	3.0%	0.9%
Total	45,065,538	14,025,000	100.0%	100.0%	45,090,942	14,025,000	100.0%	100.0%

____________

(1)      This table makes the same assumptions as in the preceding ownership table, except that this table reflects the 5,750,000 shares underlying the Public Warrants, and the 5,450,000 shares underlying the Private Warrants.

(2)      Includes the 5,750,000 shares underlying the Public Warrants.

(3)      Includes the 5,450,000 shares underlying the Private Warrants.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of the Public Shares. If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Stockholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms” and, with respect to the determination of the “100% Redemptions,” the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The table below presents the Trust Account value per share to a Public Stockholder that elects not to redeem its shares across a range of varying redemptions scenarios. This Trust Account value per share includes the per share cost of the Deferred Discount.

As of December 31, 2025
Trust Account Value (including the related party receivable, which is related to amounts awed from Sponsor in connection with over withdrawal of funds from Trust Account)	$3,184,645
Total Public Shares	220,036
Total Account Value per Public Share	$14.47

	No Additional Redemptions Scenario(1)	25% Redemptions Scenario(2)	50% Redemptions Scenario(3)	75% Redemptions Scenario(4)	100% Redemptions Scenario(5)
Redemptions	$—	$(796,161)	$(1,592,323)	$(2,388,484)		$(3,184,645)
Redemptions, shares	—	(55,009)	(110,018)	(165,027)		(220,036)
Deferred Discount	$(4,025,000)	$(4,025,000)	$(4,025,000)	$(4,025,000)		$(4,025,000)
Cash left in Trust Account Post Redemptions Less Deferred Discount	$(840,355)	$(1,636,516)	$(2,432,678)	$(3,228,839)		$(4,025,000)
Public Shares post-redemptions	220,036	165,027	110,018	55,009		—
Remaining Trust Proceeds Per Public Share	$(3.82)	$(9.92)	$(22.11)	$(58.70)	$	N/A

____________

(1)      This scenario assumes that no Public Shares are redeemed. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

(2)      This scenario assumes that 55,009 Public Shares, or approximately 25% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $0.8 million (based on the estimated per-share Redemption Price of approximately $14.47 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

(3)      This scenario assumes that 110,018 Public Shares, or approximately 50% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $1.6 million (based on the estimated per-share Redemption Price of approximately $14.47 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

(4)      This scenario assumes that 165,027 Public Shares, or 75% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $2.4 million (based on the estimated per-share Redemption Price of approximately $14.47 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

(5)      This scenario assumes that 220,036 Public Shares, or 100% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $3.2 million (based on the estimated per-share Redemption Price of approximately $14.47 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $4.0 million using the funds in the Trust Account.

Q.     What interests do WinVest’s Sponsor, executive officers and directors and other parties have in the Business Combination?

A.     WinVest’s Sponsor, executive officers and directors and others may have interests in the Business Combination that may be different from, or in addition to, the interests of WinVest’s stockholders generally. The WinVest Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the stockholders of WinVest. These interests include, among other things:

•        If the Business Combination with WinVest or another business combination is not consummated by [      ] (unless extended by WinVest’s stockholders), WinVest will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding WinVest Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by WinVest’s Initial Stockholders, including any directors and officers, would be worthless because WinVest’s Initial Stockholders are not entitled to participate in any Redemption or distribution with respect to such shares (although the Founder Shares have certain rights that differ from the rights of holders of the WinVest Public Shares, the aggregate value of such shares is estimated to be approximately US$36.1 million, assuming the per share value of the shares is the same as the US$12.55 closing price of the WinVest Public Shares on OTC as of January 15, 2026, despite having been purchased for an aggregate of US$25,000. As a result, WinVest’s Initial Stockholders are likely to be able to recoup their investment in WinVest and make a substantial profit on that investment, even if

Pubco Class A Ordinary Shares have lost significant value. This means that WinVest’s Initial Stockholders could earn a positive rate of return on their investment, even if WinVest Public Stockholders experience a negative rate of return in the post-business combination company.

•        The Sponsor purchased an aggregate of 10,900,000 Private Warrants for an aggregate amount of US$5,450,000 simultaneously with the consummation of the WinVest IPO. Although such securities have certain rights that differ from the rights of holders of the Public Warrants, the Private Warrants had an aggregate market value of approximately US$136,250 based upon the closing price of WinVest Public Warrants of US$0.0125 per Warrant on OTC as of January 15, 2026. If WinVest is unable to complete a business combination by [      ] (unless extended by WinVest’s stockholders), the Private Warrants will expire worthless and the Sponsor will be unable to recoup its investment in WinVest.

•        The fact that, if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination on or prior to the Charter Extension Date, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below US$[    ] per WinVest Public Share, or such lesser per WinVest Public Share amount as is in the Trust Account on the liquidation date, from the claims of prospective target businesses with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement or claims of any third party for services rendered or products sold to us, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        The Sponsor and its affiliates (the “Sponsor Parties”) will lose their entire investment (and potentially any loans or expenses fronted by the Sponsor and its affiliates and permitted transferees) in WinVest if WinVest does not complete a business combination by [      ]. The Sponsor Parties’ investment in the Company consists of 2,875,000 Founder Shares for an aggregate of US$25,000 (or approximately US$0.01 per share). Additionally, the Sponsor Parties have accrued an aggregate of $434,965 in reimbursable expenses through the Administrative Services Agreement as of September 30, 2025. In the event that the Company does not complete an initial business combination by [      ] (unless extended by WinVest’s stockholders, or such earlier time as the WinVest Board determines), the Sponsor Parties may lose their entire investment in WinVest.

•        WinVest’s Initial Stockholders, including its officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on WinVest’s behalf, such as identifying and investigating possible business targets and business combinations. However, if WinVest fails to consummate a business combination within the required time period under its organizational documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, WinVest may not be able to reimburse these expenses if the Business Combination with EFGH or another business combination is not completed by [      ] (unless extended by WinVest’s stockholders).

•        WinVest’s existing directors and officers will be eligible for continued indemnification and continued coverage under WinVest’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Business Combination Agreement.

•        The anticipated appointment of            of WinVest, as a director of Pubco after the consummation of the Business Combination. As such, in the future,            will receive any cash fees, share options or equity awards that the Pubco Board determines to pay to its directors. See the section titled “Director and Officer Compensation — Director and Officer Compensation Following the Business Combination.”

The foregoing interests present a risk that the Sponsor Parties and WinVest’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to the Public Shareholders rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor Parties and WinVest’s officers and directors may have a conflict of interest in determining whether EFGH is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

The Sponsor considered various factors in its support for the Business Combination. Some benefits to the Sponsor included the opportunity to monetize their interests in WinVest following the Closing and obtain significant returns in Pubco, especially if Pubco performs well in the public markets. However, the Sponsor also considered detriments, such as the dilution of the Sponsor Parties’ ownership stake and the restrictions on liquidity due to the lock-up provisions set forth in the Insider Letter and the Sponsor Support Agreement.

Consideration Received by the Sponsor Parties

Set forth below is a summary of the terms and amount of the consideration received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by WinVest to the Sponsor Parties and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Consideration
Sponsor

In March 2021, the Sponsor purchased 2,875,000 WinVest Founder Shares for an aggregate purchase price of US$25,000. Prior to the consummation of the WinVest IPO, the Sponsor transferred an aggregate of 277,576 of its WinVest Founder Shares to members of the WinVest Board for no cash consideration and an aggregate of 60,000 WinVest Founder Shares to certain members of WinVest’s advisory board for no cash consideration, for a total of 337,576 shares. As of the date of this proxy statement/prospectus, the Sponsor beneficially owned 2,537,424 WinVest Founder Shares. Upon the consummation of the Business Combination, these shares will convert automatically, on a one-for-one basis, into an aggregate of 2,537,424 Pubco Ordinary Shares.

WinVest has agreed to reimburse the Sponsor for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an Initial Business Combination. As of the date of this proxy statement/prospectus, other than the repayment of outstanding promissory notes and the payment of accrued obligations pursuant to the Administrative Services Agreement, there were no out-of-pocket unpaid reimbursable expenses for which the Sponsor is awaiting reimbursement.

Sponsor

In connection with the WinVest IPO, the Sponsor purchased 10,900,000 Winvest Private Warrants at a price of US$0.50 per warrant, or US$5.4 million in the aggregate, in a private placement. Upon the consummation of the Business Combination, the WinVest Private Warrants will convert automatically, on a one-for-one basis, into an aggregate of 10,900,000 Pubco Private Warrants.

Pursuant to the Administrative Services Agreement, WinVest has agreed to pay the Sponsor a monthly fee of US$10,000 for office space, secretarial, and administrative support services provided to WinVest beginning in September 2021 and continuing monthly until the earlier of the completion of an Initial Business Combination or WinVest’s liquidation. As of September 30, 2025, US$434,965 is owed to the Sponsor under this agreement.

WinVest has issued unsecured promissory notes to the Sponsor in an aggregate principal amount of US$3,550,797 as of September 30, 2025. Such promissory notes will mature upon the earlier of (a) the closing of an Initial Business Combination and (b) WinVest’s liquidation. In the event that WinVest does not consummate an Initial Business Combination, such promissory notes will be repaid only from amounts remaining outside of the Trust Account, if any.

Jeff LeBlanc

In December 2023, Mr. LeBlanc purchased 28,000 WinVest Founder Shares from a former director of WinVest for US$0.01 per share, for an aggregate purchase price of US$280. Upon the consummation of the Business Combination, these shares will convert automatically, on a one-for-one basis, into an aggregate of 28,000 Pubco Ordinary Shares post close.

WinVest has agreed to reimburse Mr. LeBlanc for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an Initial Business Combination. As of the date of this proxy statement/prospectus, other than the repayment of outstanding promissory notes and the payment of accrued obligations pursuant to the Administrative Services Agreement, there were no out-of-pocket unpaid reimbursable expenses for which Mr. LeBlanc is awaiting reimbursement.

Because the Sponsor acquired the Founder Shares at a nominal price, WinVest Public Stockholders will incur an immediate and substantial dilution upon the closing of this offering and will incur additional dilution upon the exercise of warrants held by the Sponsor and its affiliates. See the section titled “Risk Factors — Risks Related to the Business Combination and WinVest — The Sponsor and WinVest’s directors, executive officers and advisory board members who hold Founder Shares may receive a positive return on the Founder Shares even if Pubco’s public stockholders experience a negative return on their investment after consummation of the Business Combination.”

Certain Other Interests in the Business Combination

In addition to the interests of WinVest’s Sponsor, directors and officers in the Business Combination, shareholders should be aware that Welsbach and D. Boral have financial interests that are different from, or in addition to, the interests of WinVest’s stockholders:

Engagement Letter with Welsbach

On June 10, 2025, EFGH entered into an engagement letter (the “Welsbach Engagement Letter”) with Welsbach, pursuant to which Welsbach agreed to provide corporate consultancy services and facilitate business introduction meetings to support EFGH’s fundraising efforts. The services include: (i) assisting in the preparation of a data room and identifying a suitable investment banking firm to provide sell-side M&A and capital raising services, with the goal of obtaining an engagement letter with such firm on terms acceptable to EFGH; (ii) upon execution of an engagement letter with an investment bank, arranging videoconference meetings between EFGH and interested SPAC sponsors and acting as an economic advisor to EFGH and its board in connection therewith; and (iii) providing advisory support in connection with any merger and capital raising transaction resulting from introductions made under the engagement.

In consideration for these services, EFGH agreed to pay Welsbach an initial fee of US$35,000, payable upon execution of the Welsbach Engagement Letter. Additionally, if EFGH consummates a financing or merger transaction (including the Business Combination) with a party introduced through the engagement, Welsbach is entitled to: (a) A financial consultancy fee equal to the difference between 5.00% and the percentage fee charged by the corresponding investment bank for fundraising services, multiplied by the gross amount of such financing, subject to a minimum of 1.00% and not less than zero; and (b) an economic advisory fee equal to the difference between 2.00% and the percentage fee charged by the corresponding investment bank, multiplied by the gross transaction size upon closing of the merger, subject to a minimum of 0.50% and not less than zero. These contingent fees are payable at the closing of the applicable transaction on the same terms as those payable to the sell-side investment bank. The Welsbach Engagement Letter also provides for reimbursement of Welsbach’s reasonable and documented out-of-pocket expenses (including legal fees) upon consummation of a transaction or termination of the agreement, subject to EFGH’s prior approval.

The agreement may be terminated by either party with seven days’ advance written notice and remains in effect for up to 24 months following termination with respect to any transaction closing within that period. It includes customary provisions regarding indemnification, contribution, confidentiality, limitations on liability, representations regarding information provided by EFGH, non-disclosure of the agreement without consent, governing law, and other standard terms.

EFGH estimates that the total fees payable to Welsbach in connection with the Business Combination will be approximately US$[•], based on the terms of the Business Combination and any related financing. A copy of the Welsbach Engagement Letter is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Capital Markets Advisory Agreement with D. Boral

On July 16, 2025, EFGH entered into a capital markets advisory agreement (the “D. Boral Agreement”) with D. Boral, a FINRA-registered broker-dealer, pursuant to which D. Boral agreed to act as EFGH’s exclusive capital markets advisor. The services include, upon EFGH’s request: (i) apprising itself of EFGH’s business and providing strategic advice on capital structure, financing options, market conditions, and business plans; (ii) assisting in preparing marketing materials, investor presentations, and non-deal roadshows; (iii) assisting in broadening EFGH’s shareholder base and making strategic introductions to potential investors, underwriters, or financial intermediaries; (iv) exploring and evaluating financing structures and assisting in capitalization strategies; (v) working with EFGH to develop a data room for due diligence; and (vi) providing other mutually agreed capital markets advisory and investment banking services. D. Boral’s role in any offer or sale of securities is limited to advisor and introducer, with solicitations handled by EFGH or other FINRA members.

In consideration for these services, EFGH paid D. Boral an advance expense fee of US$50,000 upon execution. Additionally, if EFGH consummates a financing or transaction (including the Business Combination) during the term or within a 12-month tail period with a party introduced or contacted by D. Boral: (i) for public or private equity or equity-linked placements, D. Boral is entitled to a cash fee of 4% of the amount raised, invested, or committed; (ii) for debt placements, a cash fee of 3% of the amount raised, invested, or committed; and (iii) for merger and acquisition transactions, a cash fee of 1.5% of the transaction consideration (including cash, securities, assumed liabilities, and contingent payments, valued as specified in the D. Boral Agreement). Separately, D. Boral is entitled to a cash fee of 4% of gross proceeds from any equity, debt, or equity derivative financing with investors introduced by D. Boral during the term, if consummated within a 12-month tail period. Fees are payable in cash at closing, with provisions for valuing non-cash consideration and contingent payments. EFGH also agreed to reimburse D. Boral’s reasonable expenses (including legal fees and travel) upon request.

The D. Boral Agreement grants D. Boral a right of first refusal, for 12 months following completion of any financing, to act as sole investment banker, book-runner, or placement agent for future public or private equity, debt, or equity-linked offerings, subject to customary terms and EFGH’s right to sell securities directly to its directors and affiliates without a broker-dealer. During the term, EFGH may not engage other advisors for similar services without D. Boral’s involvement.

The initial term is six months, automatically renewing month-to-month thereafter, and terminable by either party with 10 days’ written notice after the initial term. Provisions for fees, tail periods, right of first refusal, indemnification, and certain other terms survive termination. The D. Boral Agreement includes customary indemnification, confidentiality, limitations on liability, and representations and warranties.

EFGH estimates that the total fees payable to D. Boral in connection with the Business Combination will be approximately US$[•], excluding the advance fee and reimbursable expenses. A copy of the D. Boral Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Interests of EFGH, its officers and directors in the Business Combination

In addition, EFGH and its officers and directors have financial interests that are different from, or in addition to, the interests of EFGH’s shareholders:

•        The anticipated continuation of [    ] of EFGH’s existing directors, [name of directors], as directors of Pubco, may entitle such directors and officer to receive cash fees, share options, equity awards or other remuneration that the Pubco Board determines to pay them for their service as directors and officers.

•        [Name of continued directors from EFGH] will beneficially own [    ], [    ] and [    ] Pubco Ordinary Shares, representing [          ] Pubco ADSs, respectively, upon the consummation of the Business Combination, respectively, assuming the No Redemption scenario, holding [    ]%, [    ]% and [    ]% of all voting power of Pubco, respectively.

•        The current directors and executive officers of EFGH beneficially own [    ]% of all issued and outstanding share capital of EFGH as of the date of this proxy statement/prospectus, and upon the consummation of the Business Combination, such shares will be cancelled in exchange for the right to receive [    ] Pubco Ordinary Shares, representing [          ] Pubco ADSs, representing [    ]% of all voting power of Pubco.

Q.     When will the Sponsor and its affiliates be entitled to transfer its Founder Shares and Private Warrants?

A.     Each of the Sponsor and WinVest’s directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the Founder Shares and Private Warrants, as summarized in the table below. Such transfer restrictions will apply until the applicable expiration date, unless earlier waived by the contracting parties. We may, on or before the consummation of the Business Combination, distribute some or all of the WinVest Founder Shares held by the Sponsor and release some or all of the WinVest Founder Shares from such lock-up restrictions in connection with applicable stock exchange listing requirements.

Agreement	Subject Securities	Persons Subject	Terms of Restriction	Exceptions
Stock Escrow Agreement	Founder Shares (2,875,000) Private Placement Warrants (10,900,000, up to 5,450,000 shares)

WinVest SPAC LLC

Manish Jhunjhunwala

Mark Madden

Lawrence S. Kramer

Elias Mendoza

Edward J. McGowan

Alex Pentland

Alok Prasad

Martin Schmidt

Richard Blunck

Jeff Chow

John DiBacco

Kevin Gentzel

Robert C. Pozen

Jeff LeBlanc

David Siegel

50% of the Founder Shares may not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of the Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the consummation of the Business Combination, and the remaining 50% of the Founder Shares may not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Business Combination, or earlier, in either case, if, subsequent to the Business Combination, WinVest completes a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their ordinary shares for cash, securities or other property.

Transfers are permitted (i) to the Initial Stockholders or to WinVest’s officers, directors, advisors and employees, (ii) to the Initial Stockholders’ affiliates or its members upon its liquidation, (iii) to relatives and trusts for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, or (vi) by private sales made at prices no greater than the price at which the Founder Shares were originally purchased.

Agreement	Subject Securities	Persons Subject	Terms of Restriction	Exceptions
Amended Letter Agreement	Founder Shares (2,875,000) Private Placement Warrants (10,900,000, up to 5,450,000 shares)

WinVest SPAC LLC

Manish Jhunjhunwala

Mark Madden

Lawrence S. Kramer

Edward J. McGowan

Alex Pentland

Alok Prasad

Martin Schmidt

Richard Blunck

Jeff Chow

John DiBacco

Kevin Gentzel

Robert C. Pozen

David Siegel

Andrew Goldberger

Jeff LeBlanc

No Transfer, directly or indirectly, of any Pubco Class A Ordinary Shares held until the earlier of (x) the date that is six (6) months after the Business Combination, and (y) the date after the Business Combination on which Pubco consummates a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property (the “Insider Share Lock-up Period”); and no transfer of any Pubco Private Warrants or any shares of Pubco Class A

Transfers are permitted (i) to WinVest or its officers, directors, advisors or employees, any affiliate or family member of any of WinVest’s officers, directors advisors or employees, any affiliate of the Sponsor or to any members of the Sponsor or any of their affiliates or family members; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual;

Ordinary Shares that issued or issuable upon the exercise of the Pubco Private Warrants, until 30 days after the completion of a Business Combination (the “Private Placement Warrant Lock-up Period”).

(iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an Initial Business Combination at prices no greater than the price at which the securities were originally purchased; (vi) in the event of WinVest’s liquidation prior to the completion of an Initial Business Combination; (vii) by virtue of the laws of the State of Delaware or liability the Sponsor’s limited

Agreement	Subject Securities	Persons Subject	Terms of Restriction	Exceptions

company agreement upon dissolution of the Sponsor; or (viii) in the event of WinVest’s liquidation, merger, capital stock exchange or other similar transaction which results in all of WinVest’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to WinVest’s completion of an Initial Business Combination.

Q.     Who is entitled to vote at the Meeting?

A.     WinVest stockholders are entitled to one vote at the Meeting for each share of WinVest Common Stock held of record as of            , 2026, the record date for the Meeting (the “Record Date”). As of the close of business on the Record Date, there were            WinVest Common Stock issued and outstanding.

Q.     What vote is required to approve the proposals presented at the Meeting?

A.     The approval of each of the Business Combination Proposal and the Pubco Memorandum and Articles Proposal will require a vote of a majority of the shares of WinVest Common Stock issued and outstanding. The approval of the Organizational Documents Advisory Proposals, the Pubco Director Election Proposal and the Equity Incentive Plan Proposal will require a majority of the shares which are cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting.

Abstentions and broker non-votes will have no effect on any of the proposals.

WinVest’s Initial Stockholders have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of January 31, 2026, the Initial Stockholders held 2,875,000 shares of WinVest Common Stock, which constitute approximately 93% of the issued and outstanding WinVest Common Stock.

Q.     What constitutes a quorum at the Meeting?

A.     Holders of no less than a majority of the WinVest Common Stock issued and outstanding and entitled to vote at the Meeting constitute a quorum. In the absence of a quorum, the Meeting shall be adjourned. As of the Record Date,            WinVest Common Stock would be required to achieve a quorum.

Q.     How do the Sponsor, directors and officers of WinVest intend to vote on the proposals?

A.     WinVest’s Initial Stockholders have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of            , 2026, the Sponsor held [    ] WinVest Common Stock, which constitute approximately [    ]% of the total issued and outstanding WinVest Common Stock.

Q.     Do I have Redemption rights?

A.     Pursuant to the WinVest Charter, holders of WinVest Public Shares may elect to have their shares redeemed for cash at the applicable Redemption price per share calculated in accordance with the WinVest Charter. As of            , 2026, based on funds in the Trust Account of approximately US$            million, this would have amounted to approximately US$            per share (net of taxes payable). If a holder exercises its redemption rights, then such holder will be exchanging its WinVest Common Stock for cash. Such a holder will be entitled to receive cash for its WinVest Public Shares only if it properly demands Redemption and delivers its shares

(either physically or electronically) to WinVest’s transfer agent prior to the Meeting. See the section titled “Special Meeting of Shareholders of WinVest — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q.     Will how I vote affect my ability to exercise Redemption rights?

A.     No. You may exercise your redemption rights whether or not you are a holder of WinVest Common Stock on the Record Date (so long as you are a holder at the time of exercise), or whether or not you are a holder and vote your WinVest Common Stock on the Business Combination Proposal (for or against) or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of NYSE.

Q.     How do I exercise my Redemption rights?

A.     If you are a holder of WinVest Public Shares and wish to exercise your redemption rights, you must demand that WinVest redeem your shares for cash no later than 5:00 p.m. Eastern Time on            , 2026 (two (2) business days prior to the vote on the Business Combination Proposal) by (A) submitting your request in writing to Continental Stock Transfer & Trust Company at the address listed at the end of this section and (B) delivering your shares to WinVest’s transfer agent physically or electronically using The Depository Trust Company’s Deposit Withdrawal at Custodian (DWAC) System. If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system.

Any holder of WinVest Public Shares (whether or not they are a holder on the Record Date) will be entitled to demand that his, her or its shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which was approximately US$            , or approximately US$            per share, as of            , 2026, the Record Date). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with WinVest’s consent, until the consummation of the Business Combination, or such other date as determined by the WinVest Board. If you delivered your shares for redemption to WinVest’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that WinVest’s transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of redemption rights must be received by WinVest’s secretary prior to the vote taken on the Business Combination Proposal at the Meeting. No demand for Redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to WinVest’s transfer agent at least two (2) business days prior to the vote at the Meeting.

If a holder of WinVest Public Shares properly makes a demand for Redemption as described above, then, if the Business Combination is consummated, WinVest will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your WinVest Common Stock for cash and will not be entitled to Pubco Class A Ordinary Shares with respect to your WinVest Common Stock upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of WinVest Public Shares who elected to exercise their Redemption rights would not be entitled to convert their shares for the applicable pro rata share of the Trust Account. In such case, WinVest will promptly return any shares delivered by WinVest Public Stockholders and such holders may only share in the assets of the Trust Account upon the liquidation of WinVest. This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised redemption rights in connection therewith due to potential claims of creditors against the Trust Account.

If you are a holder of WinVest Public Shares and you exercise your redemption rights, it will not result in the loss of any WinVest Public Warrants that you may hold. Your whole WinVest Public Warrants will become exercisable to purchase one Pubco Ordinary Share in the form of ADSs in lieu of one WinVest Common Stock for a purchase price of US$11.50 per share upon consummation of the Business Combination. Only whole WinVest Public Warrants are exercisable and fractional warrants will be issued upon separation of the units. If holders redeem their WinVest Public Shares at Closing but continue to hold any Pubco Public Warrants after the Closing, the aggregate value of the Pubco Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of            , 2026, would be approximately US$            regardless of the amount of redemptions by WinVest Public Stockholders.

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.      Holders of WinVest Common Stock who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Redemption of Purchaser Ordinary Shares.”

Q.     What happens if I sell my WinVest Public Shares before the Meeting?

A.     The Record Date for the Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your WinVest Public Shares after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting. However, you would not be entitled to receive any shares of Pubco following the consummation of the Business Combination because only WinVest shareholders at the time of the consummation of the Business Combination will be entitled to receive shares of Pubco in connection with the Business Combination.

Q.     If I am a holder of WinVest Public Warrants, can I exercise Redemption rights with respect to my WinVest Public Warrants?

A.     No. The holders of WinVest Public Warrants have no redemption rights with respect to such securities.

If holders redeem their WinVest Public Shares at Closing but continue to hold any Pubco Public Warrants after the Closing, the aggregate value of the Pubco Public Warrants that may be retained by them, based on the closing trading price per WinVest Public Warrant as of            , 2026, would be approximately US$            regardless of the amount of redemptions by WinVest Public Stockholders.

Q.     If I hold only WinVest Warrants, what are the U.S. federal income tax consequences of my WinVest Warrants converting into Pubco Warrants?

A.     If the Business Combination qualifies as a “reorganization” under Section 368 of the Code as well as a Section 351 exchange, a U.S. holder whose WinVest Warrants automatically convert into Pubco Warrants should not recognize gain or loss upon such exchange. In such case, a U.S. holder’s adjusted tax basis in the Pubco Warrants received should be equal to the holder’s adjusted tax basis in the WinVest Warrants exchanged therefor, and the holding period of the Pubco Warrants should include the holding period during which the WinVest Warrants exchange therefor were held by such holder. However, it is unclear whether the requirements of Section 368 of the Code can be satisfied.

If the Business Combination qualifies as an exchange governed only by section 351 of the Code (and not by section 368 of the Code), a U.S. holder that holds only WinVest Warrants that automatically convert into Pubco Warrants should recognize gain or loss upon such exchange equal to the difference between the fair market value of the Pubco Warrants received and such U.S. holder’s adjusted basis in its WinVest Warrants. A U.S. holder’s basis in its Pubco Warrants received in the Business Combination should equal the fair market value of the Pubco Warrants. A U.S. holder’s holding period in its Pubco Warrants should begin on the day after the Business Combination.

For additional discussion of the U.S. federal income tax treatment of WinVest Warrants in connection with the Business Combination, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — The Business Combination — Tax Consequences of the Business Combination.”

Q.     If I am a holder of WinVest Units, can I exercise Redemption rights with respect to my WinVest Units?

A.     No. Holders of outstanding WinVest Units must separate the underlying WinVest Common Stock and WinVest Public Warrants prior to exercising redemption rights with respect to the WinVest Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, WinVest’s transfer agent, with written instructions to separate such Units into WinVest Public Shares and WinVest Public Warrants. This must be completed far enough in advance to permit the mailing of WinVest Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the WinVest Public Shares from the Units. See “How do I exercise my Redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, WinVest’s transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Units and a deposit of an equal number of WinVest Public Shares and Public Warrants. As detailed in the following sentence, this must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the WinVest Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your WinVest Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q.     Do I have appraisal rights if I object to the SPAC Merger and the proposed Business Combination?

A.     No. Pursuant to Section 262 of the DGCL, neither WinVest stockholders nor warrant holders nor rights holders will have appraisal rights in connection with the Business Combination.

Q.     I am a WinVest Warrant holder. Why am I receiving this proxy statement/prospectus?

A.     As a holder of WinVest Warrants, each whole Pubco Warrant will entitle you to purchase one Pubco Ordinary Share in the form of ADSs in lieu of one share WinVest Common Stock at a purchase price of US$11.50 per share upon consummation of the Business Combination. This proxy statement/prospectus includes important information about Pubco and the business of Pubco and its subsidiaries following consummation of the Business Combination. Since holders of WinVest Warrants will become holders of Pubco Warrants and may become holders of Pubco Class A Ordinary Shares upon consummation of the Business Combination, WinVest urges you to read the information contained in this proxy statement/prospectus carefully.

Q.     What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?

A.     Of the net proceeds of the WinVest IPO and simultaneous private placements, a total of US$116,150,000 was placed in the Trust Account immediately following the WinVest IPO. In connection with the consummation of the Business Combination, the remaining funds in the Trust Account (following the extensions and redemptions related thereto) will be used by WinVest to pay holders of the WinVest Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination with EFGH (including fees payable to certain underwriters and finders in connection with the Business Combination). Any remaining funds will be paid to EFGH (or as otherwise designated in writing by EFGH to WinVest prior to the Closing) and used for working capital and general corporate purposes of Pubco and its subsidiaries.

Q.     What happens if a substantial number of WinVest Public Stockholders vote in favor of the Business Combination Proposal and exercise their Redemption rights?

A.     Unlike some other blank check companies which require stockholders to vote against a business combination in order to exercise their redemption rights, WinVest Public Stockholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of WinVest Public Stockholders are substantially reduced as a result of Redemption by WinVest Public Stockholders.

With fewer WinVest Public Shares and WinVest Public Stockholders, the trading market for Pubco Class A Ordinary Shares may be less liquid than the market for the WinVest Common Stock was prior to the Business Combination, and Pubco may not be able to meet the listing standards for NYSE or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into EFGH’s business will be reduced.

Q.     What happens if the Business Combination is not consummated?

A.     If WinVest does not complete the Business Combination with EFGH or another business combination by [    ], or such later time as may be approved by WinVest’s stockholders, WinVest must: (i) redeem 100% of the outstanding WinVest Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (which was approximately US$            million as of            , 2026), (ii) cease all operations except for the purpose of winding up, and (iii) subject to the approval of its remaining shareholders and its board of directors, dissolve and liquidate. In such event, WinVest’s Warrants will expire worthless, and the [    ] Founder Shares and [    ] Private Warrants, including those held by WinVest’s Initial Stockholders, would also be worthless. For more information about the liquidation process, see “Information about WinVest — Liquidation if No Business Combination.”

Q.     When do you expect the Business Combination to be completed?

A.     It is currently anticipated that the Business Combination will be consummated promptly following the Meeting, which is set for            , 2026; however, the Meeting could be adjourned, as described above. For a description of the conditions for the completion of the Business Combination, see the section entitled “Proposal One — The Business Combination Proposal — Business Combination Agreement — Conditions to Closing.”

Q.     What do I need to do now?

A.     WinVest urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder and/or Warrant holder of WinVest. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     The Meeting will be held via live webcast at            a.m., Eastern Time, on            , 2026, at the office of            . You can participate in the Meeting and vote your shares electronically via live webcast by visiting            with the password of            and entering the voter control number included on your proxy card. You will not be required to attend the Meeting in person in order to vote, and WinVest encourages virtual participation.

If you are a holder of record of WinVest Common Stock on the Record Date, you may vote at the Meeting or by submitting a proxy for the Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. However, broker non-votes are not treated as votes cast and will have no effect on any of the proposals.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may (i) enter a new vote by Internet or telephone, (ii) send a later dated, signed proxy card to WinVest’s secretary at the address set forth below so that it is received by WinVest’s Chief Executive Officer prior to the vote at the Meeting or (iii) attend the Meeting via live webcast and vote virtually via the Internet. Shareholders also may revoke their proxy by sending a notice of revocation to WinVest’s Chief Executive Officer at 125 Cambridgepark Drive, Suite 301, Cambridge, Massachusetts 02140, which notice must be received by WinVest’s Chief Executive Officer prior to the vote at the Meeting.

Q.     What happens if I fail to take any action with respect to the Meeting?

A.     If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of Pubco. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will continue to be a shareholder and/or Warrant holder of WinVest.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your WinVest Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your WinVest Common Stock.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

WinVest

125 Cambridgepark Drive, Suite 301

Cambridge, Massachusetts 02140

Or

Advantage Proxy, Inc,

P.O. Box 10904

Yakima, WA 98909

Free: (877) 870-8565

Email: ksmith@advantageproxy.com

You may also obtain additional information about WinVest from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of WinVest Public Shares and you intend to seek Redemption of your shares, you will need to deliver your stock (either physically or electronically) to WinVest’s transfer agent at the address below at least two (2) business days prior to the Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor

New York, New York 10004

Attn: Leicia Savinetti

Email: lsavinetti@continentalstock.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding EFGH’s, WinVest’s or Pubco’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, EFGH’s or WinVest’s expectations concerning the outlook for their or Pubco’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of Pubco as set forth in the sections of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — WinVest’s Board of Directors’ Reasons for the Business Combination.” Forward-looking statements also include statements regarding the expected benefits of the proposed Business Combination between Pubco, EFGH and WinVest.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•        the rapidly evolving industry in which EFGH operates and such industry’s potential decline or limited growth;

•        EFGH’s ability to execute its business model, including market acceptance of its planned products and services;

•        changes in applicable laws or regulations;

•        EFGH’s ability to raise capital to support business growth;

•        EFGH’s ability to compete;

•        the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to digital infrastructure, privacy, data protection and data security; and

•        the other matters described in the section titled “Risk Factors.”

In addition, the Business Combination is subject to the satisfaction of the conditions to the completion of the Business Combination set forth in the Business Combination Agreement and the absence of events that could give rise to the termination of the Business Combination Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for EFGH.

Pubco, EFGH and WinVest caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. None of Pubco, EFGH, nor WinVest undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Pubco, EFGH, or WinVest will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in WinVest’s public filings with the SEC or, upon and following the consummation of the Business Combination, in Pubco’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information.”

Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size, is based on independent industry surveys and publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While EFGH is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EFGH” in this proxy statement/prospectus.

PROXY STATEMENT/PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes, to fully understand the Business Combination Agreement, the Business Combination and the other matters being considered at the Special Meeting of the stockholders of WinVest. For additional information, see “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties to the Business Combination

WinVest Holdings Corp.

Pubco is an exempted company with limited liability incorporated under the laws of the Cayman Islands for the purpose of effecting the Business Combination and will serve as the publicly traded parent company of EFGH following the Business Combination. The address and telephone number for Pubco’s principal executive offices following the Business Combination are the same as those for EFGH.

Embed Financial Group Cayman Holdings

EFGH is an exempted company with limited liability incorporated under the laws of the Cayman Islands. EFGH carries out its business of developing and operating digital financial infrastructure in Southeast Asia and Africa primarily through its subsidiaries.

EFGH’s registered office is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The mailing address of EFGH’s principal executive office is 63 Robinson Road, #07-01, Afro-Asia, Singapore 068894.

WinVest Merger Sub I Limited

WinVest Merger Sub I Limited is a newly formed Cayman Islands exempted company and a wholly owned subsidiary of Pubco. WinVest Merger Sub I Limited was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for WinVest Merger Sub I Limited’s principal executive offices are the same as those for EFGH.

WV MERGER SUB II CORP.

WV Merger Sub II Corp. is a newly formed Delaware corporation and a wholly owned subsidiary of Pubco. WV Merger Sub II Corp. was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for WV Merger Sub II Corp.’s principal executive offices are the same as those for EFGH.

WinVest Acquisition Corp.

WinVest is a blank check company incorporated on March 1, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to as our initial business combination.

On September 17, 2021, WinVest consummated its initial public offering of 10,000,000 units and, on September 23, 2021, issued an additional 1,500,000 units pursuant to the underwriter’s full exercise of their over-allotment option. Each unit consists of one share of WinVest Common Stock, one redeemable WinVest Public Warrant and one WinVest Right, with each WinVest Public Warrant entitling the holder thereof to purchase one-half (1/2) of one WinVest Common Stock at a price of $11.50 per whole share, and each WinVest Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of WinVest Common Stock upon the consummation of an initial business combination. The units were sold at a price of US$10.00 per unit, generating gross proceeds to WinVest of US$100,000,000 and US$15,000,000 at the respective closings.

Simultaneously with the closing of our initial public offering and the closing of the underwriter’s full exercise of their over-allotment option, WinVest completed the private sale of an aggregate of 10,000,000 and 900,000 private warrants, respectively, to the Sponsor at a purchase price of US$0.50 per private warrant, generating gross proceeds to us of US$5,000,000 and US$450,000, respectively.

Since the completion of the WinVest IPO, WinVest’s activity has been limited to the evaluation of business combination candidates.

The WinVest Charter provide for the return of the proceeds of the WinVest IPO held in the Trust Account to the holders of WinVest Public Shares if there is no qualifying business combination(s) consummated on or before a certain date (in WinVest’s case, [ ], or such later date as may be approved by WinVest’s stockholders). WinVest intends to consummate the Business Combination as soon as practicable and does not intend to use the full amount of time through [ ], or such later date as may be approved by WinVest’s stockholders, to consummate the Business Combination unless necessary.

The WinVest Units, WinVest Common Stock, WinVest Public Warrants and WinVest Rights are currently quoted on over-the-counter market under the symbols “WINVU,” “WINV,” “WINVW” and “WINVR,” respectively. At the Closing, the outstanding WinVest Common Stock will be converted into Pubco Class A Ordinary Shares.

Organizational Structure

The following diagram sets forth Pubco’s corporate structure, including Pubco’s principal subsidiaries immediately upon completion of the Business Combination.

The Founder has established entities within the Africa and Asia which shall be injected into EFGH post Reorganization.

The Business Combination Agreement

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, in the form attached to this proxy statement/prospectus as Annex A. WinVest encourages you to read the Business Combination Agreement carefully, as it is the primary legal document that governs the Business Combination. For more information on the Business Combination Agreement, see the section entitled “Proposal One — The Business Combination Proposal — Business Combination Agreement.”

Pro Forma Capitalization

Upon the consummation of the Business Combination, all the shareholders of EFGH (other than those holding treasury shares and EFGH Dissenting Shares) will own approximately [    ]% of the issued and outstanding Pubco Ordinary Shares and all former stockholders of WinVest (including the Sponsor) will own [    ]% of the issued and outstanding Pubco Ordinary Shares. Such issued and outstanding Pubco Ordinary Shares include (i) [    ] Pubco Ordinary Shares, representing [            ] Pubco ADSs, to be issued to EFGH’s shareholders (based on the Company Merger Consideration and assuming no exercise of WinVest Warrants or Pubco Warrants), and (ii) [    ] Pubco Class A Ordinary Shares, representing [            ] Pubco ADSs, to be issued to WinVest’s stockholders, assuming no redemptions by WinVest Public Stockholders.

Merger Consideration

Pursuant to the Business Combination Agreement, as consideration for the Company Merger, the shareholders of EFGH (other than the EFGH Dissenting Shareholders) as of immediately prior to the Company Merger Effective Time collectively shall be entitled to receive from Pubco, in the aggregate, a number of Pubco Ordinary Shares, represented by Pubco ADSs, with an aggregate value equal to $425,000,000 (such amount the “Company Merger Consideration” and such shares the “Company Merger Consideration Shares”), with each Pubco Ordinary Share issued at a price of $10.00 per Pubco Ordinary Share (as equitably adjusted for share subdivisions, consolidations, share dividends, combinations, reorganizations, recapitalizations and the like after the Closing).

The Company Merger Consideration Shares will be allocated between the holders of Company Class A Shares and Company Class B Shares in accordance with the Business Combination Agreement. Each issued and outstanding Company Class A Share (other than any EFGH Dissenting Shares) immediately prior to the Company Merger Effective Time will be canceled and converted into the right to receive a pro rata portion of the Company Class A Merger Consideration Shares, and each issued and outstanding Company Class B Share (other than any EFGH Dissenting Shares) immediately prior to the Company Merger Effective Time will be canceled and converted into the right to receive a pro rata portion of the Company Class B Merger Consideration Shares.

As a result of the SPAC Merger, (a) each issued and outstanding WinVest Unit will be automatically detached and the holder thereof will be deemed to hold one share of WinVest Common Stock, one WinVest Public Warrant and one WinVest Right; (b) each share of WinVest Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares held as treasury stock and any shares for which the holder has exercised its right of redemption) will be cancelled and converted automatically into the right to receive one Pubco Class A Ordinary Share; (c) each outstanding WinVest Public Warrant will be converted into one Pubco Public Warrant and each outstanding WinVest Private Warrants will be converted into one Pubco Private Warrant, each on substantially the same terms and conditions as applied to the corresponding WinVest Public Warrants and WinVest Private Warrants immediately prior to the Effective Time, except that in each case such warrants will represent the right to acquire Pubco Class A Ordinary Shares; (d) each issued and outstanding WinVest Right will be automatically converted into the number of Pubco Class A Ordinary Shares that would have been received by the holder thereof if such WinVest Right had been converted upon the consummation of a Business Combination into shares of WinVest Common Stock, treating such conversion as if it occurred immediately prior to the Effective Time and the resulting shares of WinVest Common Stock as having then been converted into Pubco Class A Ordinary Shares; and (e) each share of common stock of SPAC Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Second Surviving Company.

Agreements Entered into in Connection with the Business Combination

Lock-Up Agreement

Simultaneously with the execution of the Business Combination Agreement, Pubco and Mr. Dennis Ng, the sole shareholder of EFGH, entered into a Lock-Up Agreement, which will become effective at the Closing.

Pursuant to the Lock-Up Agreement, Mr. Dennis Ng agreed not to, directly or indirectly, (a) lend, pledge, hypothecate, encumber donate, offer, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such securities, or (c) publicly announce any intention to effect any such transaction, until the earlier of (i) six (6) months after the Closing and (ii) the date on which Pubco consummates a liquidation, merger, share exchange, reorganization or similar transaction with an unaffiliated third party in which all Pubco’s shareholders have the right to exchange their equity for cash, securities or other property.

Voting and Support Agreement

Simultaneously with the execution of the Business Combination Agreement, WinVest, EFGH and Mr. Dennis Ng entered into a Voting and Support Agreement (the “Voting and Support Agreement”), pursuant to which Mr. Dennis Ng agreed to, among other things, vote his shares of the Company in favor of the Business Combination Agreement and the transactions contemplated thereby and against any alternative transaction.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, WinVest, the Company, Pubco, the Sponsor and the directors and officers of WinVest party to the Insider Letter entered into an amendment to the Insider Letter, pursuant to which, among other things, (i) Pubco was added as a party, (ii) the Insider Letter was amended to reflect the transactions contemplated by the Business Combination Agreement, including the issuance of Pubco Class A Ordinary Shares in exchange for WinVest Common Stock, and (iii) the lock-up provisions applicable to the founder shares were amended to conform to the lock-up terms set forth in the Lock-Up Agreement.

Engagement Letter with Welsbach

On June 10, 2025, EFGH entered into an engagement letter (the “Welsbach Engagement Letter”) with Welsbach, pursuant to which Welsbach agreed to provide corporate consultancy services and facilitate business introduction meetings to support EFGH’s fundraising efforts. The services include: (i) assisting in the preparation of a data room and identifying a suitable investment banking firm to provide sell-side M&A and capital raising services, with the goal of obtaining an engagement letter with such firm on terms acceptable to EFGH; (ii) upon execution of an engagement letter with an investment bank, arranging videoconference meetings between EFGH and interested SPAC sponsors and acting as an economic advisor to EFGH and its board in connection therewith; and (iii) providing advisory support in connection with any merger and capital raising transaction resulting from introductions made under the engagement.

In consideration for these services, EFGH agreed to pay Welsbach an initial fee of US$35,000, payable upon execution of the Welsbach Engagement Letter. Additionally, if EFGH consummates a financing or merger transaction (including the Business Combination) with a party introduced through the engagement, Welsbach is entitled to: (a) A financial consultancy fee equal to the difference between 5.00% and the percentage fee charged by the corresponding investment bank for fundraising services, multiplied by the gross amount of such financing, subject to a minimum of 1.00% and not less than zero; and (b) an economic advisory fee equal to the difference between 2.00% and the percentage fee charged by the corresponding investment bank, multiplied by the gross transaction size upon closing of the merger, subject to a minimum of 0.50% and not less than zero. These contingent fees are payable at the closing of the applicable transaction on the same terms as those payable to the sell-side investment bank. The Welsbach Engagement Letter also provides for reimbursement of Welsbach’s reasonable and documented out-of-pocket expenses (including legal fees) upon consummation of a transaction or termination of the agreement, subject to EFGH’s prior approval.

The agreement may be terminated by either party with seven days’ advance written notice and remains in effect for up to 24 months following termination with respect to any transaction closing within that period. It includes customary provisions regarding indemnification, contribution, confidentiality, limitations on liability, representations regarding information provided by EFGH, non-disclosure of the agreement without consent, governing law, and other standard terms.

EFGH estimates that the total fees payable to Welsbach in connection with the Business Combination will be approximately US$[•], based on the terms of the Business Combination and any related financing. A copy of the Welsbach Engagement Letter is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Capital Markets Advisory Agreement with D. Boral

On July 16, 2025, EFGH entered into a capital markets advisory agreement (the “D. Boral Agreement”) with D. Boral, a FINRA-registered broker-dealer, pursuant to which D. Boral agreed to act as EFGH’s exclusive capital markets advisor. The services include, upon EFGH’s request: (i) apprising itself of EFGH’s business and providing strategic advice on capital structure, financing options, market conditions, and business plans; (ii) assisting in preparing marketing materials, investor presentations, and non-deal roadshows; (iii) assisting in broadening EFGH’s shareholder base and making strategic introductions to potential investors, underwriters, or financial intermediaries; (iv) exploring and evaluating financing structures and assisting in capitalization strategies; (v) working with EFGH to develop a data room for due diligence; and (vi) providing other mutually agreed capital markets advisory and investment banking services. D. Boral’s role in any offer or sale of securities is limited to advisor and introducer, with solicitations handled by EFGH or other FINRA members.

In consideration for these services, EFGH paid D. Boral an advance expense fee of US$50,000 upon execution. Additionally, if EFGH consummates a financing or transaction (including the Business Combination) during the term or within a 12-month tail period with a party introduced or contacted by D. Boral: (i) for public or private equity or equity-linked placements, D. Boral is entitled to a cash fee of 4% of the amount raised, invested, or committed; (ii) for debt placements, a cash fee of 3% of the amount raised, invested, or committed; and (iii) for merger and acquisition transactions, a cash fee of 1.5% of the transaction consideration (including cash, securities, assumed liabilities, and contingent payments, valued as specified in the D. Boral Agreement). Separately, D. Boral is entitled to a cash fee of 4% of gross proceeds from any equity, debt, or equity derivative financing with investors introduced by D. Boral during the term, if consummated within a 12-month tail period. Fees are payable in cash at closing, with provisions for valuing non-cash consideration and contingent payments. EFGH also agreed to reimburse D. Boral’s reasonable expenses (including legal fees and travel) upon request.

The D. Boral Agreement grants D. Boral a right of first refusal, for 12 months following completion of any financing, to act as sole investment banker, book-runner, or placement agent for future public or private equity, debt, or equity-linked offerings, subject to customary terms and EFGH’s right to sell securities directly to its directors and affiliates without a broker-dealer. During the term, EFGH may not engage other advisors for similar services without D. Boral’s involvement.

The initial term is six months, automatically renewing month-to-month thereafter, and terminable by either party with 10 days’ written notice after the initial term. Provisions for fees, tail periods, right of first refusal, indemnification, and certain other terms survive termination. The D. Boral Agreement includes customary indemnification, confidentiality, limitations on liability, and representations and warranties.

EFGH estimates that the total fees payable to D. Boral in connection with the Business Combination will be approximately US$[•], excluding the advance fee and reimbursable expenses. A copy of the D. Boral Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Proposals to be Submitted At the Meeting

The following is a summary of the proposals to be submitted at the Meeting.

Proposal 1: The Business Combination Proposal

On December 2, 2025, WinVest, entered into a Business Combination Agreement with Pubco, the Company Merger Sub, SPAC Merger Sub, and EFGH.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the Closing, (a) Company Merger Sub will merge with and into EFGH (the “Company Merger”), with EFGH surviving the Company Merger as a wholly owned subsidiary of Pubco and the outstanding securities of EFGH being cancelled in exchange for the right to receive securities of Pubco; and (b) immediately following the Company Merger, the SPAC Merger Sub will merge with and into WinVest (the “SPAC Merger”, and together with the Company Merger, the “Mergers”), with WinVest surviving the SPAC Merger as a wholly owned subsidiary of Pubco and the outstanding securities of WinVest being converted into the right to receive securities of Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions” or the “Business Combination”).

Pursuant to the Business Combination Agreement, as consideration for the Company Merger, the shareholders of EFGH (other than the EFGH Dissenting Shareholders) as of immediately prior to the Company Merger Effective Time collectively shall be entitled to receive from Pubco, in the aggregate, a number of Pubco Ordinary Shares, represented by Pubco ADSs, with an aggregate value equal to $425,000,000 (such amount the “Company Merger

Consideration” and such shares the “Company Merger Consideration Shares”), with each Pubco Ordinary Share issued at a price of $10.00 per Pubco Ordinary Share (as equitably adjusted for share subdivisions, consolidations, share dividends, combinations, reorganizations, recapitalizations and the like after the Closing).

For a detailed discussion on calculation of the number of Pubco Ordinary Shares, represented by Pubco ADSs, to be issued in connection with the Business Combination, please see the section of this proxy statement/prospectus entitled “Proposal One — The Business Combination Proposal — The Business Combination Agreement.”

In addition to the approval of the Business Combination Proposal, unless waived by the parties to the Business Combination Agreement in accordance with applicable law, the Closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — Business Combination Agreement — Conditions to Closing.”

Proposal 2: The Pubco Memorandum and Articles Proposal

In connection with the Business Combination, WinVest is, pursuant to SEC guidance, asking WinVest stockholders to consider and vote upon and to approve, a proposal for Pubco to adopt the Pubco A&R MAA, substantially in the form attached to this proxy statement/prospectus as Annex C, to be effective immediately prior to the consummation of the Business Combination, separate and apart from their consideration and vote upon the Business Combination Proposal. This vote is not required by Cayman Islands law.

Pursuant to the Business Combination Agreement, prior to the consummation of the Business Combination, the board of directors and shareholders of Pubco will amend and restate Pubco’s Existing Articles to provide for a more customary public company governing documents and set forth the rights of the holders of Pubco Ordinary Shares.

The Pubco A&R MAA will differ from WinVest Charter in multiple respects. See “Comparison of Rights of Pubco’s Shareholders and WinVest’s stockholders” for details.

The Pubco Memorandum and Articles Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Pubco Memorandum and Articles Proposal will not be presented to WinVest’s stockholders at the Meeting. The Pubco Memorandum and Articles Proposal is not conditioned on the separate approval of the Organizational Documents Advisory Proposals. For more information about the Pubco A&R MAA, please see the section of this proxy statement/prospectus entitled “The Pubco Memorandum and Articles Proposal.”

Proposal 3: The Organizational Documents Advisory Proposals

As required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions, WinVest is requesting that WinVest’s stockholders approve on a non-binding advisory basis, proposals to approve certain governance provisions included in the Pubco A&R MAA, which are separately being presented. These votes are not required by Cayman Islands law. The shareholder votes regarding the Organizational Documents Advisory Proposals are advisory votes and are not binding on WinVest or WinVest’s board of directors (separate and apart from the approval of the Pubco Memorandum and Articles Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Advisory Proposals (separate and apart from approval of the Pubco Memorandum and Articles Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Advisory Proposals, WinVest intends that the Pubco A&R MAA will take effect upon the Closing (assuming approval of the Pubco Memorandum and Articles Proposal). Please see the section of this proxy statement/prospectus entitled “The Organizational Documents Advisory Proposals.”

Proposal 4: The Pubco Director Election Proposal

Assuming the Business Combination Proposal is approved, pursuant to SEC guidance, WinVest’s stockholders will be asked to consider and vote upon a proposal, to elect, effective at the Effective Time, five (5) directors to serve terms on Pubco’s board of directors until the 2026 annual general meeting of shareholders and until their respective successors are duly elected and qualified. This vote is not required by Cayman Islands law. Please see the section of this proxy statement/prospectus entitled “The Pubco Director Election Proposal.”

Proposal 5: The Equity Incentive Plan Proposal

WinVest is asking its stockholders to approve the 2026 Pubco Equity Incentive Plan, in the form attached hereto as Annex D, including the authorization of the shares under the Pubco Equity Incentive Plan equal to ten percent (10%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing.

Proposal 6: The Adjournment Proposal

If necessary or desirable, at the determination of the WinVest Board, to adjourn the Meeting to a later date or dates. Please see the section of this proxy statement/prospectus entitled “The Adjournment Proposal.”

Date, Time and Place of the Special Meeting of Stockholders of WinVest

The Meeting will be held at            a.m., Eastern Time, on            , 2026, at            . WinVest will also be hosting the Meeting via live webcast on the Internet at            with the password of            , to consider and vote upon the Business Combination Proposal, the Pubco Memorandum and Articles Proposal, the Organizational Documents Advisory Proposals, the Pubco Director Election Proposal, and the Equity Incentive Plan Proposal, and if necessary, the Adjournment Proposal.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the Meeting if they owned WinVest Common Stock at the close of business on            , 2026, which is the Record Date for the Meeting. Stockholders will have one vote for each WinVest Common Stock owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. WinVest Warrants do not have voting rights. On the Record Date, there were            shares of WinVest Common Stock issued and outstanding, of which            were WinVest Public Shares, with the rest being held by the WinVest Initial Stockholders.

Quorum and Vote of WinVest Stockholders

A quorum of WinVest stockholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if the holders of no less than a majority of the issued and outstanding WinVest Common Stock entitled to vote at the Meeting are present themselves or represented by proxy. Abstentions and broker non-votes are not treated as votes cast and will have no effect on any of the proposals.

WinVest’s Initial Stockholders have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of            , 2026, the Initial Stockholders held 2,875,000 WinVest Common Stock, which constitute approximately 93% of the issued and outstanding WinVest Common Stock. Such shares, as well as any WinVest Common Stock acquired in the aftermarket by the Initial Stockholders, will be voted in favor of the proposals presented at the Meeting. Pursuant to the WinVest Charter, the proposals presented at the Meeting will require the following votes:

•        The approval of the Business Combination Proposal will require a vote of a majority of the shares of WinVest Common Stock issued and outstanding.

•        The approval of the Pubco Memorandum and Articles Proposal will require a vote of a majority of the shares of WinVest Common Stock issued and outstanding

•        The approval of the Organizational Documents Advisory Proposals, which are advisory and non-binding, will require a majority of the shares cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting.

•        The approval of the Equity Incentive Plan Proposal will require a majority of the shares cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting.

•        The approval of the Pubco Director Election Proposal will require a majority of the shares cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting.

•        The approval of the Adjournment Proposal will require a majority of the shares cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting.

Abstentions and broker non-votes are not treated as votes cast and will have no effect on the Business Combination Proposal, the Pubco Memorandum and Articles Proposal, the Organizational Documents Advisory Proposals, the Equity Incentive Plan Proposal, the Pubco Director Election Proposal and (if presented) the Adjournment Proposal.

Redemption Rights

Pursuant to the WinVest Charter, a holder of WinVest Public Shares may demand that WinVest redeem such shares for cash if the Business Combination is consummated. Holders of WinVest Public Shares (whether or not they are holders on the Record Date) will be entitled to receive cash for these shares only if they demand that WinVest redeem their shares for cash no later than 5:00 p.m. Eastern Time on            , 2026 (two (2) business days prior to the Meeting) by (A) by submitting their request in writing to Continental Stock Transfer & Trust Company and (B) delivering their stock to WinVest’s transfer agent physically or electronically using The Depository Trust Company’s Deposit Withdrawal at Custodian (DWAC) System. If the Business Combination is not completed, these shares will not be redeemed for cash at this time in connection with the Business Combination. In such case, WinVest will promptly return any shares delivered by public holders for Redemption and such holders may only share in the assets of the Trust Account upon the liquidation of WinVest. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised their Redemption rights in connection therewith due to potential claims of creditors of WinVest. If a holder of WinVest Public Shares properly demands redemption, WinVest will redeem each WinVest Public Share for its pro rata portion of the Trust Account, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination.

As of            , 2026, the Record Date, this would amount to approximately US$            per share. If a holder of WinVest Public Shares exercises its redemption rights, then it will be exchanging its WinVest Common Stock for cash and will no longer own the shares. See the section of this proxy statement/prospectus entitled “Special Meeting of Stockholders of WinVest — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your shares for cash.

The Business Combination will not be consummated if redemptions would cause WinVest to not have at least US$5,000,001 in net tangible assets immediately prior to, or upon such consummation of the Business Combination.

Holders of WinVest Warrants do not have redemption rights with respect to such securities.

Pursuant to Section 262 of the DGCL, WinVest stockholders will not have appraisal rights in connection with the SPAC Merger.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. WinVest has engaged Advantage Proxy, Inc., as proxy solicitor to assist in the solicitation of proxies in connection with the Meeting.

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the Meeting. A shareholder may also change its vote by entering a new vote by Internet or telephone, submitting a later-dated proxy, or attending and voting, virtually via the live webcast, during the Meeting as described in the section of this proxy statement/prospectus entitled “Special Meeting of Stockholders of WinVest — Revoking Your Proxy.”

WinVest’s Board of Directors’ Reasons for the Business Combination

The WinVest Board, in evaluating the Business Combination, consulted with WinVest management and its financial, legal and other advisors. In reaching its unanimous resolution (i) that the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, are advisable and in the best interests of WinVest and (ii) to recommend that the WinVest stockholders adopt the Business Combination Agreement and approve the Business Combination, the WinVest Board considered a range of factors. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the WinVest Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The WinVest Board viewed its decision as being based on all of the information available and the factors presented to and considered by the WinVest Board, respectively. In addition, individual directors may have given different weight to different factors. For more information, see the section entitled “Proposal One — The Business Combination Proposal — WinVest Board’s Reasons for Approval of the Business Combination.” This explanation of WinVest’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The WinVest Board also gave consideration to certain risks related to the Business Combination, which are described in this proxy statement/prospectus under the caption “Risk Factors.”

Interests of WinVest’s Sponsor, Directors and Officers in the Business Combination

WinVest’s Sponsor, executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of WinVest’s stockholders generally. The WinVest Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the stockholders of WinVest. These interests include, among other things:

•        If the Business Combination with WinVest or another business combination is not consummated by [ ] (unless extended by WinVest’s stockholders), WinVest will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding WinVest Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, the 2,875,000 WinVest Founder Shares held by WinVest’s Initial Stockholders, including any directors and officers, would be worthless because WinVest’s Initial Stockholders are not entitled to participate in any Redemption or distribution with respect to such shares (although the Founder Shares have certain rights that differ from the rights of holders of the WinVest Public Shares, the aggregate value of such shares is estimated to be approximately US$36.1 million, assuming the per share value of the shares is the same as the US$12.55 closing price of the WinVest Public Shares on OTC as of January 15, 2026, despite having been purchased for an aggregate of US$25,000. As a result, WinVest’s Initial Stockholders are likely to be able to recoup their investment in WinVest and make a substantial profit on that investment, even if Pubco Class A Ordinary Shares have lost significant value. This means that WinVest’s Initial Stockholders could earn a positive rate of return on their investment, even if WinVest Public Stockholders experience a negative rate of return in the post-business combination company.

•        The Sponsor purchased an aggregate of 10,900,000 Private Warrants for an aggregate amount of US$5,450,000 simultaneously with the consummation of the WinVest IPO. Although such securities have certain rights that differ from the rights of holders of the Public Warrants, the Private Warrants had an aggregate market value of approximately US$136,250 based upon the closing price of WinVest Public Warrants of US$0.0125 per Warrant on OTC as of January 15, 2026. If WinVest is unable to complete a business combination by [ ] (unless extended by WinVest’s stockholders), the Private Warrants will expire worthless and the Sponsor will be unable to recoup its investment in WinVest.

•        WinVest has issued the Extension and Promissory Notes to the Sponsor. As of September 30, 2025, an aggregate of approximately US$3,550,797 was due to the Sponsor under the Extension and Promissory Notes. If the Business Combination or another initial business combination is not consummated, the Extension and Promissory Notes may not be repaid to Sponsor, in whole or in part.

•        If WinVest is unable to complete a business combination within the time period by [ ] (unless extended by WinVest’s stockholders), the Sponsor has agreed to indemnify WinVest to the extent necessary to preserve the proceeds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to WinVest, reduce the amount of funds in the Trust Account to below the lesser of (i) US$10.10 per WinVest Public Share and (ii) the actual amount per WinVest Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay WinVest tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under WinVest’s indemnity of the underwriters of WinVest’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•        The Sponsor and its affiliates (the “Sponsor Parties”) will lose their entire investment (and potentially any loans or expenses fronted by the Sponsor and its affiliates and permitted transferees) in WinVest if WinVest does not complete a business combination by [ ]. The Sponsor Parties’ investment in the Company consists of 2,875,000 Founder Shares for an aggregate of US$25,000 (or approximately US$0.01 per share). Additionally, the Sponsor Parties have accrued an aggregate of $434,965 in reimbursable expenses through the Administrative Services Agreement as of September 30, 2025. In the event that the Company does not complete an initial business combination by [ ] (unless extended by WinVest’s stockholders, or such earlier time as the WinVest Board determines), the Sponsor Parties may lose their entire investment in WinVest.

•        WinVest’s Initial Stockholders, including its officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on WinVest’s behalf, such as identifying and investigating possible business targets and business combinations. However, if WinVest fails to consummate a business combination within the required time period under its organizational documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, WinVest may not be able to reimburse these expenses if the Business Combination with EFGH or another business combination is not completed by [    ] (unless extended by WinVest’s stockholders).

•        WinVest’s existing directors and officers will be eligible for continued indemnification and continued coverage under WinVest’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Business Combination Agreement.

•        The anticipated election of            ,            of WinVest, as a director of Pubco after the consummation of the Business Combination. As such, in the future,            and            will receive any cash fees, share options or equity awards that the Pubco Board determines to pay to its directors. See the section titled “Director and Officer Compensation — Director and Officer Compensation Following the Business Combination.”

The foregoing interests present a risk that the Sponsor Parties and WinVest’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to the Public Shareholders rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor Parties and WinVest’s officers and directors may have a conflict of interest in determining whether EFGH is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

Certain Other Interests in the Business Combination

In addition to the interests of WinVest’s Sponsor, directors and officers in the Business Combination, shareholders should be aware that Welsbach and D. Boral have financial interests that are different from, or in addition to, the interests of WinVest’s stockholders:

Engagement Letter with Welsbach

On June 10, 2025, EFGH entered into an engagement letter (the “Welsbach Engagement Letter”) with Welsbach, pursuant to which Welsbach agreed to provide corporate consultancy services and facilitate business introduction meetings to support EFGH’s fundraising efforts. The services include: (i) assisting in the preparation of a data room and identifying a suitable investment banking firm to provide sell-side M&A and capital raising services, with the goal of obtaining an engagement letter with such firm on terms acceptable to EFGH; (ii) upon execution of an engagement letter with an investment bank, arranging videoconference meetings between EFGH and interested SPAC sponsors and acting as an economic advisor to EFGH and its board in connection therewith; and (iii) providing advisory support in connection with any merger and capital raising transaction resulting from introductions made under the engagement.

In consideration for these services, EFGH agreed to pay Welsbach an initial fee of US$35,000, payable upon execution of the Welsbach Engagement Letter. Additionally, if EFGH consummates a financing or merger transaction (including the Business Combination) with a party introduced through the engagement, Welsbach is entitled to: (a) A financial consultancy fee equal to the difference between 5.00% and the percentage fee charged by the corresponding investment bank for fundraising services, multiplied by the gross amount of such financing, subject to a minimum of 1.00% and not less than zero; and (b) an economic advisory fee equal to the difference between 2.00% and the percentage fee charged by the corresponding investment bank, multiplied by the gross transaction size upon closing of the merger, subject to a minimum of 0.50% and not less than zero. These contingent fees are payable at the closing of the applicable transaction on the same terms as those payable to the sell-side investment bank. The Welsbach Engagement Letter also provides for reimbursement of Welsbach’s reasonable and documented out-of-pocket expenses (including legal fees) upon consummation of a transaction or termination of the agreement, subject to EFGH’s prior approval.

The agreement may be terminated by either party with seven days’ advance written notice and remains in effect for up to 24 months following termination with respect to any transaction closing within that period. It includes customary provisions regarding indemnification, contribution, confidentiality, limitations on liability, representations regarding information provided by EFGH, non-disclosure of the agreement without consent, governing law, and other standard terms.

EFGH estimates that the total fees payable to Welsbach in connection with the Business Combination will be approximately US$[•], based on the terms of the Business Combination and any related financing. A copy of the Welsbach Engagement Letter is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Capital Markets Advisory Agreement with D. Boral

On July 16, 2025, EFGH entered into a capital markets advisory agreement (the “D. Boral Agreement”) with D. Boral, a FINRA-registered broker-dealer, pursuant to which D. Boral agreed to act as EFGH’s exclusive capital markets advisor. The services include, upon EFGH’s request: (i) apprising itself of EFGH’s business and providing strategic advice on capital structure, financing options, market conditions, and business plans; (ii) assisting in preparing marketing materials, investor presentations, and non-deal roadshows; (iii) assisting in broadening EFGH’s shareholder base and making strategic introductions to potential investors, underwriters, or financial intermediaries; (iv) exploring and evaluating financing structures and assisting in capitalization strategies; (v) working with EFGH to develop a data room for due diligence; and (vi) providing other mutually agreed capital markets advisory and investment banking services. D. Boral’s role in any offer or sale of securities is limited to advisor and introducer, with solicitations handled by EFGH or other FINRA members.

In consideration for these services, EFGH paid D. Boral an advance expense fee of US$50,000 upon execution. Additionally, if EFGH consummates a financing or transaction (including the Business Combination) during the term or within a 12-month tail period with a party introduced or contacted by D. Boral: (i) for public or private equity or equity-linked placements, D. Boral is entitled to a cash fee of 4% of the amount raised, invested, or committed; (ii) for debt placements, a cash fee of 3% of the amount raised, invested, or committed; and (iii) for merger and acquisition transactions, a cash fee of 1.5% of the transaction consideration (including cash, securities, assumed liabilities, and contingent payments, valued as specified in the D. Boral Agreement). Separately, D. Boral is entitled to a cash fee of 4% of gross proceeds from any equity, debt, or equity derivative financing with investors introduced by D. Boral during the term, if consummated within a 12-month tail period. Fees are payable in cash at closing, with provisions for valuing non-cash consideration and contingent payments. EFGH also agreed to reimburse D. Boral’s reasonable expenses (including legal fees and travel) upon request.

The D. Boral Agreement grants D. Boral a right of first refusal, for 12 months following completion of any financing, to act as sole investment banker, book-runner, or placement agent for future public or private equity, debt, or equity-linked offerings, subject to customary terms and EFGH’s right to sell securities directly to its directors and affiliates without a broker-dealer. During the term, EFGH may not engage other advisors for similar services without D. Boral’s involvement.

The initial term is six months, automatically renewing month-to-month thereafter, and terminable by either party with 10 days’ written notice after the initial term. Provisions for fees, tail periods, right of first refusal, indemnification, and certain other terms survive termination. The D. Boral Agreement includes customary indemnification, confidentiality, limitations on liability, and representations and warranties.

EFGH estimates that the total fees payable to D. Boral in connection with the Business Combination will be approximately US$[•], excluding the advance fee and reimbursable expenses. A copy of the D. Boral Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Interests of EFGH, its officers and directors in the Business Combination

In addition, EFGH and its officers and directors have financial interests that are different from, or in addition to, the interests of EFGH’s shareholders:

•        The anticipated continuation of [    ] of EFGH’s existing directors, [name of directors], as directors of Pubco, may entitle such directors and officer to receive cash fees, share options, equity awards or other remuneration that the Pubco Board determines to pay them for their service as directors and officer.

•        [Name of continued directors from EFGH] will beneficially own [    ], [    ] and [    ] Pubco Ordinary Shares, representing [            ] Pubco ADSs, respectively, upon the consummation of the Business Combination, respectively, assuming the No Redemption scenario, holding [    ]%, [    ]% and [    ]% of all voting power of Pubco, respectively.

•        The current directors and executive officers of EFGH beneficially own [    ]% of all issued and outstanding share capital of EFGH as of the date of this proxy statement/prospectus, and upon the consummation of the Business Combination, such shares will be cancelled in exchange for the right to receive [    ] Pubco Ordinary Shares, represented by Pubco ADSs,, representing [    ]% of all voting power of Pubco.

Recommendation to WinVest’s stockholders

The WinVest Board has determined that the Business Combination Proposal and the other proposals to be presented at the Meeting are fair to and in the best interest of WinVest’s stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Pubco Memorandum and Articles Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” each of the director nominees set forth in the Pubco Director Election Proposal, “FOR” the Pubco Equity Incentive Plan and, if presented at the Meeting, “FOR” the Adjournment Proposal.

Material U.S. Federal Income Tax Considerations

For a description of certain material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of ordinary shares of WinVest and the ownership and disposition of Pubco Class A Ordinary Shares, see “Material U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with IFRS. Under this method of accounting, WinVest will be treated as the “acquired” company for financial reporting purposes, and EFGH will be the accounting acquirer. This determination was primarily based on the current shareholders of EFGH having a majority of the voting power of the post-combination company, EFGH’s senior management comprising all of the senior management of the post-combination company, the relative size of EFGH compared to WinVest, and EFGH’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of EFGH issuing stock for the net assets of WinVest, accompanied by a recapitalization. The net assets of WinVest will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of EFGH.

Comparison of Rights of Pubco’s Shareholders and WinVest’s Stockholders

If the Business Combination is completed, holders of WinVest Common Stock will become holders of Pubco Class A Ordinary Shares and their rights as shareholders will be governed by Pubco’s organizational documents and applicable Cayman Islands law. See “Comparison of Rights of Pubco’s Shareholders and Rights of WinVest’s Stockholders” for details.

Emerging Growth Company

Pubco is and, following the Business Combination, will be an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, Pubco will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find Pubco’s securities less attractive as a result, there may be a less active trading market for the Pubco’s securities and the prices of Pubco’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Pubco does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Pubco’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Pubco will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing the Business Combination, (b) in which Pubco has total annual gross revenue of at least US$1.235 billion, or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of the Pubco Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which Pubco has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

Pubco is and, following the Business Combination, will be a foreign private issuer within the meaning of the rules under the Exchange Act. As such, Pubco is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Moreover, the information Pubco is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated with limited liability in the Cayman Islands, Pubco is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of the New York Stock Exchange. For example, Pubco is not required to (1) have a majority of the board consisting of independent directors, (2) have an audit committee be composed of at least three members, or (3) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Pubco intends to rely on some of these exemptions, and as a result, Pubco’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to NYSE corporate governance requirements.

Controlled Company

Immediately following the completion of the Business Combination, Mr. Dennis Ng will beneficially own [    ] Pubco Ordinary Shares, representing [          ] Pubco ADSs, and will be able to exercise [    ]% of the total voting power of the total issued and outstanding share capital of Pubco, assuming no redemption of WinVest Public Shares. As a result of the Founder’s majority voting power, which would give him the ability to control the outcome of certain matters submitted to Pubco’s shareholders for approval, including the appointment or removal of directors, Pubco will qualify as a “controlled company” within the meaning of the corporate governance standards of New York Stock Exchange. For so long as Pubco qualifies as a “controlled company,” it will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. Pubco intends to take advantage of these exemptions.

Summary Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 19. Such risks include, but are not limited to:

Risks Related to Our Business and Our Industry

•        We have a limited operating history and face significant challenges in the digital infrastructure industry, which may render the evaluation of our business and prospects difficult and may increase the risk of your investment.

•        Our business model has yet to be fully tested. Any failure to implement our strategic plans could have a material adverse effect on our business, harm our reputation and result in substantial liabilities that exceed our resources.

•        We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

•        We may be unable to adequately control the costs associated with our operations.

Risks Related to Doing Business in Africa

•        Risks Related to Our Partnership with the Government of the Democratic Republic of Congo.

•        Risks Related to the Strategic Partnership with the Federal Republic of Nigeria.

•        Risks Related to Our Operations in Ghana and other African Emerging Markets.

Legal, Regulatory, and Compliance Risks

•        Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

Risks Related to the Business Combination and WinVest

•        WinVest is not required to, and has not, obtained a third-party valuation or fairness opinion, and consequently, you may have no assurance from an independent source that the consideration being paid for EFGH is fair to WinVest stockholders from a financial point of view.

•        The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•        The Initial Stockholders, who own the Founder Shares, will not participate in liquidation distributions and, therefore, may have a conflict of interest in determining whether the Business Combination is appropriate.

Risks Related to Redemption

•        There is no limit as to the number of WinVest’s public stockholders that may exercise their redemption rights in connection with the Business Combination, and the ability of WinVest’s public stockholders to exercise redemption rights with respect to the 258,778 shares of Public Stock outstanding may result in insufficient working capital following the Business Combination unless third-party financing is secured.

•        In the event that a significant number of shares of WinVest Common Stock are redeemed, the WinVest Common Stock (or Pubco Ordinary Shares, represented by Pubco ADSs, following the Business Combination) may become less liquid.

•        WinVest Public Stockholders who wish to redeem their WinVest Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If WinVest’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their WinVest Public Shares for a pro rata portion of the funds held in the Trust Account.

Risks Related to Pubco’s Securities

•        The price of Pubco’s securities may be volatile, and the value of its securities may decline.

•        Outstanding WinVest Warrants will be assumed by Pubco and converted into corresponding warrants to purchase Pubco Class A Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to Pubco’s shareholders.

•        The Pubco A&R MAA contains certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
INFORMATION AND COMPARATIVE PER SHARE DATA

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, WinVest would be expected to be treated as the “acquired” company for financial reporting purposes, and EFGH will be the accounting “acquirer”. The summary unaudited pro forma condensed combined statement of financial position data as of September 30, 2025 gives effect to the Business Combination and related transactions as if they had occurred on September 30, 2025. The summary unaudited pro forma condensed combined statements of profit or loss data for the year ended September 30, 2025 give effect to the Business Combination and related transactions as if they had occurred on October 1, 2024, the beginning of the earliest period presented.

The Summary Pro Forma Information has been derived from, should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of WinVest and EFGH for the applicable period included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-Business Combination company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-Business Combination company following the capital recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of Winvest Public Shares:

•        Assuming No Additional Redemptions Scenario:    This presentation assumes that no Public Stockholders exercise their rights to redeem any of their Public Shares for a pro rata portion of the funds in the Trust Account. Thus, the amount of funds held in the Trust Account is available for the Business Combination. It also reflects $14.5 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the $5.0 million net tangible assets condition and assumes no Additional Financing or other financing.

•        Assuming 100% Redemptions Scenario:    This presentation assumes that Public Stockholders holding 220,036 Public Shares will exercise their redemption rights for $3.2 million upon consummation of the Business Combination at a redemption price of $14.47 per share. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 100% redemptions. It also reflects $17.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the $5.0 million net tangible assets condition and assumes no Additional Financing or other financing.

	No Additional Redemptions Scenario	100% Redemptions Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Profit or Loss Data for the year ended September 30, 2025
Net loss	$(38,314,554)	$(35,553,102)
Weighted average shares outstanding – basic and diluted	47,814,329	47,915,942
Basic and diluted net loss per share	$(0.80)	$(0.74)

	No Additional Redemptions Scenario	100% Redemptions Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Financial Position Data as of September 30, 2025
Total assets	$3,416,111	$3,416,111
Total liabilities	5,613,203	5,613,203
Total shareholders’ deficit	$(2,197,092)	$(2,197,092)

TICKER SYMBOL AND DIVIDENDS

Ticker Symbol and Market Price

The WinVest Units, WinVest Common Stock, WinVest Public Warrants and WinVest Rights are currently quoted on over-the-counter market under the symbols “WINVU,” “WINV,” “WINVW” and “WINVR,” respectively. The closing price of the WinVest Units, WinVest Common Stock, WinVest Public Warrants and WinVest Rights on December 2, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was US$11.32, US$12.55, US$0.02, and US$0.02, respectively. As of            , the record date for the Meeting, the closing price for the WinVest Units, WinVest Common Stock, WinVest Public Warrants and WinVest Rights was US$            , US$            , US$            and US$            , respectively.

There is currently no public market for the equity securities of EFGH or Pubco. We are applying to list Pubco Class A Ordinary Shares and Pubco Public Warrants on NYSE upon the Closing under the ticker symbols “EFGH” and “EFGHW” respectively.

Dividends

WinVest, Pubco, and EFGH have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends by Pubco in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination as well as applicable Cayman Islands law. Following the completion of the Business Combination, the Pubco Board will consider whether or not to institute a dividend policy. It is presently intended that Pubco will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Pubco Board will declare dividends in the foreseeable future.

RISK FACTORS

Risks Related to Our Business and Our Industry

We have a limited operating history and face significant challenges in the digital infrastructure industry, which may render the evaluation of our business and prospects difficult and may increase the risk of your investment.

We commenced our business in 2024. As we only have a limited operating history in the digital infrastructure and embedded insurance industry, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as an early-stage company and a new entrant into these fast-developing industries, including our ability to:

•        design and develop our digital infrastructure platform;

•        accurately estimate the demand for our products and services:

•        enhance our service capabilities to meet customer needs;

•        expand and deploy our network of embedded insurance services;

•        increase our sales and marketing activities;

•        expand our design, development, maintenance and repair capabilities;

•        attract, retain and motivate talented employees;

•        improve and maintain our operating efficiency;

•        navigate an evolving and complex regulatory environment; and

•        manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, results of operations and financial condition could be adversely affected. We have a limited operating history on which investors can base an evaluation of our business, results of operations and prospects. It is difficult to predict our future revenue and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates, or if we adjust our estimates in future periods, our results of operations and financial position could be materially affected. The projected financial information appearing elsewhere in this proxy statement/prospectus has been prepared by management and reflects current estimates of future performance. The projected results depend on the successful implementation of management’s growth strategies and are based on assumptions and events over which we have only partial or no control. The assumptions underlying such projected information require the exercise of judgment, and may not even occur. As such, the projections are subject to uncertainties due to the effects of economic, business, competitive, regulatory, legislative, and political or other changes.

Our business model has yet to be fully tested. Any failure to implement our strategic plans could have a material adverse effect on our business, harm our reputation and result in substantial liabilities that exceed our resources.

As a new enterprise, we may encounter difficulties that are beyond our control, including substantial risks and expenses when entering new markets, organizing operations and undertaking marketing activities. We may not be able to estimate the demand for our financial service products accurately, which could result in various inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict supply and demand for our products, or if we fail to invest in talent, technologies and capital equipment to meet market demand, we could incur additional costs or experience delays. In addition, we cannot assure you that our business initiative to roll out certain strategic partnerships may prove profitable in the near term or at all. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. We cannot assure you that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably.

We intend to continue to make investments in our business, including with respect to our employee base, sales and marketing, development of new products, services, and features; acquisitions; infrastructure; expansion of African operations, and general administration, including legal, finance, and other compliance expenses related to our business. We also plan to continue to invest in the development of new technologies and initiatives, which may not be successful or may not generate sufficient returns to offset the investment. If the costs associated with acquiring and supporting new or larger distributors and strategic partners, attracting and supporting new users and customers, or with developing and supporting embedded insurance products, services and technologies materially increase in the future, including the fees we pay to third parties to advertise our products and services and compliance costs, our expenses may rise significantly. In addition, increases in our seller and distributor base could cause us to incur increased costs because costs associated with new sellers or distributors may be incurred up front, while revenue is recognized in future periods as our products and services are used by end-use customers. If we are unable to generate adequate revenue growth and manage our expenses with respect to our business verticals or our business as a whole, we may incur significant losses and may not maintain profitability on a consistent basis.

We will continue to encounter risks and difficulties frequently experienced by companies in the early commercial stage, including scaling up our infrastructure and headcount, as well as unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our industry, we expect to continue to incur substantial operating expenses without generating sufficient revenue to cover expenditures in the near term. As such, any investment in us may result in the loss of your investment.

We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

We incurred net losses of US$0.45 million and US$2.28 million for the fiscal years ended December 31, 2024 and 2025, respectively, and we have not been profitable since our inception. In addition, we had negative net cash used in operating activities of US$0.35 million and US$2.12 million for the fiscal years ended December 31, 2024 and 2025, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to establish and expand our business. We expect to continue to invest significantly in these areas to grow our business rapidly, and these investments may not result in an increase in revenue or positive cash flow on a timely basis or at all.

We may not be able to generate sufficient revenues, and we may incur substantial losses for a number of reasons, including insufficient demand for our products and services, increasing competition, challenging macroeconomic environment, and other risks discussed herein. We may also incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we fail to achieve profitability, we may have to reduce the scale of our operations, which will impede our business growth.

We may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including developing and commercializing our digital infrastructure platform, building out our data centers, and building our brand. We expect to incur significant expenses, including research and development expenses, leases, sales and distribution expenses as we build our brand and market embedded insurance solutions, and general and administrative expenses as we scale our operations, which will impact our profitability. Our ability to become profitable in the future will not only depend on our ability to market our embedded insurance and other products and services successfully but also to control our costs. If we are unable to cost-efficiently design, manufacture, market, sell, distribute and service embedded insurance solutions that we collaborate in developing and provide other services, or cost-efficiently participate in the above activities, our margins, profitability and prospects will be materially and adversely affected.

We intend to pursue private financing of debt or equity. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending in research and development our efforts to strengthen our product offerings, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow.

Our business depends on our ability to maintain, protect, and enhance our brands.

We believe that maintaining, promoting, and enhancing the EFGH Digital Wallet, EFGH Racks, ConnectSure, GAT and our other brands, in a cost-effective manner, is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining and promoting our brands will depend largely on our ability to continue to provide useful, reliable, secure, and innovative products and services, as well as our ability to maintain trust and be a technology leader. We may introduce, or make changes to, features, products, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect our brands. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms, such as Google or Facebook. Changes in the way these platforms operate or changes in their advertising prices, data use practices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new customers would be materially harmed.

Harm to our brands can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality; inadequate protection or misuse of sensitive information; fraud committed by third parties using our products or applications; compliance failures and claims; litigation, regulatory claims, investigations, enforcement actions, settlements or consent orders; errors caused by us or our partners; and misconduct by our partners, service providers, or other counterparties. Even allegations regarding the foregoing may harm our reputation and brands and have an adverse impact on the market price on our common stock. In addition, negative statements about us can cause a decline in the market price of our common stock, divert our management’s attention and resources, and could cause other adverse impacts to our business. Partners and distributors or other third parties with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our distributors, partners and customers in a manner that reflects poorly on our brands and such behavior or communications may adversely affect us. Further, negative publicity or commentary regarding our commercial partners or other third parties who are, or are perceived to be, affiliated with us may also damage our reputation, even if the negative publicity or commentary is not directly related to us. Any negative publicity about the industries we operate in or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our distributors and customers with us, our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain, protect or enhance our brands, our business could be materially and adversely affected.

Our efforts to expand our product portfolio and market reach, including through acquisitions, may not succeed and may reduce our revenue growth and profitability.

We intend to continue to broaden the scope of products and services we offer. However, we may not be successful in maintaining or growing our revenue, or deriving any significant new revenue streams from these products and services. Failure to successfully broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we expect to continue to expand our markets in the future, and we may have limited or no experience in such newer markets. We cannot assure you that any of our products or services will be widely accepted in any market or that they will grow in revenue or contribute to our profitability. Our offerings may present new and difficult technological, operational, and regulatory risks, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our expansion into newer markets may not lead to growth and may require significant investment of financial resources and management time and attention, and we may not be able to recoup our investments in a timely manner or at all. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.

Our long-term success depends on our ability to develop products and services to address the rapidly evolving market for embedded insurance and financial services, and, if we are not able to implement successful enhancements and new features for our products and services, our business could be materially and adversely affected.

Rapid and significant technological changes continue to confront the industries in which we operate, including developments in omnichannel commerce, proximity payment devices (including contactless payments via NFC technology), digital banking, mobile financial apps, cryptocurrencies, tokenization, blockchain, and AI, including machine learning.

These new and evolving services and technologies may be superior to, impair, or render obsolete the products and services we currently offer or the technologies we currently use to provide them. Our ability to develop new products and services may be inhibited by industry-wide standards, payment card networks, existing and future laws and regulations, resistance to change from our customers, which includes our distributors and their customers, or third parties’ intellectual property rights. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and we may not be successful in realizing a return on our efforts in a timely manner or at all.

Our success will depend on our ability to develop new technologies, to adapt to technological changes and evolving industry standards, to incorporate new technologies into our products and services, and to provide products and services that are tailored to specific needs and requirements of our customers. For example, generative AI has become more publicly available and enterprise adoption of generative AI has grown. We have incorporated and expect to continue to incorporate AI features into our products and technologies and our success will depend in part on our ability to do so in a way that is compelling to our customers and cost-effective. It is difficult to predict all of the risks related to the use of AI because laws, rules, directives, and regulations governing the use of AI are evolving rapidly and our ability to develop or use AI may be adversely affected. If we are unable to provide enhancements and new features for our products and services or to develop new products and services that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards, our business would be materially and adversely affected.

We often rely on third parties, including some of our competitors, for the development of and access to new technologies and development of a robust market for these new products and technologies. Failure to accurately predict or to respond effectively to developments in our industry may significantly impair our business. In addition, because our products and services are designed to operate with a variety of systems, infrastructures, and devices, we need to continuously modify and enhance our products and services to keep pace with changes in technologies. Any failure of our products and services to continue to operate effectively with third-party infrastructures and technologies could reduce the demand for our products and services, result in dissatisfaction of our customers, and materially and adversely affect our business.

EFGH’s business includes commercial arrangements with third-party counterparties, including insurers and other financial services providers. These arrangements may be terminated for convenience or for cause and generally do not include minimum volume or revenue commitments. If a counterparty reduces its level of engagement, delays implementation, or terminates an arrangement, EFGH’s revenues and operating results could be adversely affected.

A portion of EFGH’s revenues may be derived from transaction-based or performance-linked fees. Such revenues are inherently variable and depend on factors beyond EFGH’s control, including customer uptake, pricing, distribution effectiveness, and market conditions.

Acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions we enter into could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations.

In pursuing our business strategy, we routinely conduct discussions and evaluate opportunities for possible strategic partnerships, acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions. As we grow, the pace and scale of our partnerships, investments and acquisitions may increase and may include larger acquisitions than we have done historically. The identification, evaluation, and negotiation of potential acquisition or strategic investment transactions may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating, and consummating favorable transaction opportunities. In addition to transaction and opportunity costs, these transactions involve large challenges and risks, whether or not such transactions are completed, including risks that:

•        the transaction may not advance our business strategy or may harm our growth, profitability, or reputation;

•        we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

•        the transaction may subject us to additional regulatory burdens that affect our business in potentially unanticipated and significantly negative ways;

•        we may not realize a satisfactory return on our investment or increase our revenue;

•        we may experience difficulty, and may not be successful in, integrating technologies, IT or business enterprise systems, culture, or management or other personnel;

•        we may incur significant acquisition costs and transition costs, including in connection with the assumption of ongoing expenses;

•        we may not realize the expected benefits or synergies from the transaction in the expected time period, or at all, which may result in impairment charges, costs of winding down acquired operations or other negative impacts to our business;

•        we may be unable to retain key personnel;

•        acquired businesses or businesses that we invest in or partner with may not have adequate controls, processes, and procedures to ensure compliance with laws and regulations, including with respect to data privacy, data protection, and cybersecurity, and our due diligence process may not identify compliance issues or other liabilities. Moreover, acquired businesses’ technology stacks may add complexity, resource constraints, and legacy technological challenges that make it difficult and time consuming to achieve such adequate controls, processes, and procedures;

•        we may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring, investing in or partnering with a business, which could result in additional financial, legal, regulatory, or tax exposure and may subject us to additional controls, policies, procedures, liabilities, litigation, costs of compliance or remediation, or other adverse effects on our business, operating results, or financial condition;

•        we may have difficulty entering into new market segments or new geographic territories;

•        we may be unable to retain the customers, vendors, and partners of acquired businesses;

•        there may be lawsuits or regulatory actions resulting from the transaction;

•        there may be risks associated with undetected security weaknesses, cyber-attacks, or security breaches or incidents at companies that we acquire or with which we may partner;

•        there may be local and foreign regulations applicable to the international activities of our business and the businesses we acquire; and

•        acquisitions could result in dilutive issuances of equity securities or the incurrence of additional debt.

We may also choose to divest certain businesses or product lines. If we decide to sell assets or a business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, we may experience difficulty separating out portions of, or entire, businesses, incur loss of revenue or experience negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, disrupt customer or employee relationships, and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks such as a decline in the business to be divested, loss of employees, customers, or suppliers and the risk that the transaction may not close, any of which would have a material adverse effect on the business to be divested and our retained business. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without any corresponding benefit.

Our business depends upon the demand for data centers.

Our plans to own and operate Tier 3 data centers and related development activities make us particularly susceptible to general economic slowdowns as well as adverse developments in the data center, Internet and data communications and broader technology industries. Any such slowdown or adverse development could lead to reduced corporate IT spending or reduced demand for data center space. Changes in industry practice or in technology could also reduce demand for the physical data center space we provide. In addition, our customers may choose to develop new data centers or expand their own existing data centers or consolidate into data centers that we do not own or operate, which could reduce demand for our future data centers or result in the loss of one or more key customers. Our financial condition, results of operations, cash flow, and cash available for distribution could be materially adversely affected as a result of any or all of these factors.

We will depend upon third-party suppliers for power for our Tier 3 data centers and we will be vulnerable to service failures and price increases by such suppliers and to volatility in the supply and price of power in the open market.

We will rely on third parties to provide power to data centers that we plan to own and operate, and we cannot ensure that these third parties will deliver such power in adequate quantities, at acceptable levels of power quality, or on a consistent basis. We are also reliant on third parties to deliver additional power capacity to support the growth of our business. If the amount of power available to us is inadequate to support our customer requirements, we may be unable to satisfy our obligations to our customers or grow our business. In addition, our future data centers may be susceptible to power shortages and planned or unplanned outages caused by these shortages. Power outages may last beyond our backup and alternative power arrangements, which would harm our customers and our business. Any loss of services or equipment damage could adversely affect both our ability to generate revenues and our operating results, harm our reputation and potentially lead to customer disputes or litigation.

In addition, we may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Utilities that may serve our data centers in the future may be dependent on, and sensitive to price increases for, a particular type of fuel, such as natural gas, coal or nuclear. In addition, the price of these fuels and the total cost of delivered electricity could increase as a result of: regulations intended to regulate carbon emissions and other pollutants, ratepayer surcharges related to recovering the cost of extreme weather events and natural disasters, geopolitical conflicts, military conflicts, grid modernization charges, renewable energy adoption, as well as other charges borne by ratepayers. Increases in the cost of power at any of our data centers could put those locations at a competitive disadvantage relative to data centers that are supplied power at a lower price. Disruptions in the oil and gas and electric power markets have caused, and could continue to cause, significant increases in energy prices, which could have a material effect on our business.

Our ability to lease space to customers of our future data centers could be constrained by our ability to provide sufficient electrical power.

As future customers increase their power footprint in our prospective data centers over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density. Furthermore, our aggregate maximum contractual obligation to provide power and cooling to our customers may exceed the physical capacity if customers were to quickly increase their demand for power and cooling. If we are not able to increase the available power and/or cooling or move the customer to another location within our data center with sufficient power and cooling to meet such demand, we could lose or fail to acquire customers. In addition, our power and cooling systems may be difficult and expensive to upgrade, especially as we design our data center to the specifications of new and evolving technologies, such as AI, which are more power-intensive. Accordingly, we may not be able to efficiently build systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. Any such material loss of customers, liability or additional costs could adversely affect our business, financial condition and results of operations.

Operating or expanding our business globally subjects us to new challenges and risks.

We offer our services and products in multiple countries and we may continue expanding our business further globally. Expansion, whether in our existing or new global markets, will require additional resources and new or expanded controls, and offering our services and products in new geographic regions often requires substantial expenditures and takes considerable time. We may not be successful enough in these new geographies to recoup our investments in a timely manner or at all. Such expansion, and the ongoing operation of our global business, subject our business to substantial risks, including:

•        difficulty in attracting sellers and customers, or a lack of acceptance of our products and services in new markets;

•        failure to anticipate competitive conditions and competition with service providers or other market-players that have greater experience in the new markets than we do;

•        failure to conform with applicable business customs, including translation into local languages, cultural context, and associated expenses;

•        increased costs and difficulty in protecting intellectual property and sensitive data;

•        changes to or restrictions on the way we do business as compared with our current operations;

•        inability to support and integrate with local third-party service providers;

•        difficulties in staffing and managing foreign operations in an environment of diverse cultures, laws, and customs, challenges caused by distance, language, and cultural differences, and the increased travel, infrastructure, and legal and compliance costs associated with global operations;

•        difficulties in recruiting and retaining qualified employees and maintaining our company culture;

•        difficulty in gaining acceptance and maintaining compliance with industry self-regulatory bodies;

•        compliance with multiple complex, potentially conflicting and changing governmental laws and regulations, including with respect to insurance, payments, privacy, data protection, information security, and tax;

•        compliance with applicable anti-corruption, anti-bribery, and anti-money laundering laws;

•        enactment of or increases in tariffs, sanctions, fines, or other trade restrictions;

•        exchange rate risk;

•        increased exposure to public health issues such as pandemics, and related industry and governmental actions to address these issues; and

•        regional economic and political instability and other geopolitical risks.

As a result of these risks, our efforts to expand our global operations may not be successful, which could limit our ability to grow our business.

Substantial and increasingly intense competition in our markets and industry may harm our business.

We compete in markets characterized by vigorous competition, changing technology, evolving industry standards, changing customer needs, and frequent introductions of new products and services. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers across our products and services, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, may achieve economies of scale due to the size of their customer bases, and may more effectively introduce their own innovative products and services that adversely impact our growth. For example, we offer our embedded insurance solutions through our insurance and bank partners. We compete with established banks, neobanks, and other financial technology companies that provide access to similar offerings, some of which have larger established customer bases or provide customers with a different range of offerings than we do. In addition, mergers and acquisitions by, and collaborations between, the companies we compete against may lead to even larger competitors with more resources. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will be materially and adversely affected.

We may also face pricing pressures from competitors. Some competitors may offer lower prices by cross-subsidizing certain services that we also provide through other products they offer. Such competition may result in the need for us to alter our pricing and could reduce our gross profit. Also, distributors may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to such pricing, reducing our gross profit.

Any adverse change in our cooperation with our business partners could harm our business.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have formed alliances and partnerships with other companies across various industries to support our business initiatives. For example, we have established strategic collaboration with an oil marketing company for the provision of our embedded insurance products. Our ongoing success depends on maintaining these relationships and forging new ones, especially with partners offering key software, hardware, manufacturing, and distribution services. If we are unable to maintain the existing partnerships, or if we fail to identify and negotiate additional ones that are essential to our future expansion or success on favorable terms or at all, we may incur increased costs to develop and provide these capabilities on our own, and our business, results of operations and financial condition could be materially and adversely affected.

Collaboration with third parties is subject to challenges and risks, some of which are beyond our control. For example, certain collaboration agreements have in the past and may in the future contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technologies or other preferred business partners.

We could experience delays in the development or delivery of products and services that we collaborated in developing if our business partners do not meet agreed-upon timelines or experience capacity constraints. We could also have disagreements with our business partners in budget or funding for any joint development project. Disputes with business partners, including with respect to intellectual property rights, could arise in the future. Moreover, if our existing collaborations were to be terminated, we may be unable to find alternative ones on terms and conditions acceptable to us in time, or at all. Any of the foregoing could adversely affect our business, results of operations and financial condition.

We rely on third parties and their systems for a variety of services, including the processing of transaction data and settlement of funds to us and our customers, and these third parties’ failure to perform these services adequately or refusal to continue their relationship with us could materially and adversely affect our business.

To provide our products and services, we rely on third parties that we do not control, such as the insurance providers, various financial institution partners, and other partners. We rely on these third parties for a variety of services, including, without limitation, authorizing payout transactions under our various embedded insurance programs and providing information and other elements of our services. We frequently review and assess third-party partners that provide services. Adding or transitioning to new acquiring or issuing third-party providers may significantly disrupt our business or increase our costs. In the event these third parties fail to provide these services adequately, including as a result of financial difficulty or insolvency, errors in their systems, outages or events beyond their control, or refuse to provide these services or renew our agreements with them on terms acceptable to us or at all, and we are not able to find suitable alternatives, our business may be materially and adversely affected.

Our products and services may not function as intended due to errors in our software, hardware, and systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

Our software, hardware, systems, and processes may contain undetected errors or vulnerabilities that could have a material adverse effect on our business, particularly to the extent such errors or vulnerabilities are not detected and remedied quickly. We have from time to time found defects and errors in our customer-facing software and hardware, internal systems, external facing communications, manual processes, and technical integrations with third-party systems, including as a result of ordinary course updates to our software and systems, and new errors or vulnerabilities may be introduced in the future. In connection with any such defects or errors, we may face government inquiries or investigations, claims and litigation, and we may incur additional costs or expenses to remediate the issues.

In addition, we may provide frequent incremental releases of product and service updates and functional enhancements, which increase the possibility of errors. The products and services we intend to provide are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Any errors, data leaks, security breaches or incidents, disruptions in services, or other performance problems with our products or services caused by external or internal actors could hurt our reputation and damage our and our customers’ businesses. Similarly, security breaches or incidents, which may be caused by or result from cyber-attacks by hackers or others, computer viruses, worms, ransomware, other malicious software programs, security vulnerabilities, employee or service provider theft, misuse or negligence, phishing, identity theft or compromised credentials, denial-of-service attacks, or other causes, could disrupt the proper functioning of our software products or services, cause errors, allow loss or unavailability of, unauthorized access to, or disclosure of, proprietary, confidential or otherwise sensitive data of ours or our customers, and other destructive outcomes.

Additionally, as we are in the embedded insurance space, our Company could be specifically targeted and penetrated or disrupted by hackers and other malicious actors. Because the techniques used to obtain unauthorized access to data, products, and services and to disable, degrade, or sabotage them change frequently and may be difficult to detect or remediate for long periods of time, we and our customers may be unable to anticipate these techniques or implement adequate preventative measures to stop them. If we or our distributors or other customers are unable to anticipate or prevent these attacks, our distributors’ or other customers may be harmed, our reputation could be damaged, and we could incur significant liability.

Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas, who are or may in the future assume roles and positions in our affiliated entities or other business entities and may, as a result, not be able to devote their full efforts to our affairs. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.

Our industry is characterized by high demand and intense competition for talent, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient training in a timely manner, and we will need to spend significant time and resources training the employees we hire. Furthermore, as our Company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any executive officer or key employee terminates his or her services with us, our business may be severely disrupted, our results of operations and financial condition may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any executive officer or key employee joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members.

We need to develop complex technology and operating systems, both in-house and in coordination with vendors and suppliers, to successfully collaborate in producing and operating our digital infrastructure platform and we cannot assure you that such systems will be successfully developed.

Products and services that we collaborate in developing or providing will require a substantial amount of third-party and in-house software and complex hardware to operate. The development of such advanced technologies is inherently complex and costly, and we will need to coordinate with our suppliers in order to produce and operate our product offerings. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. We may be unable to develop the necessary software and technology systems or meet the technological requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty requirements we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects, and results of operations.

Our services must integrate with a variety of operating systems. If we are unable to ensure that our services or hardware interoperate with such operating systems and devices, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, web browsers, and wired and wireless interfaces to mobile devices that we do not control. Any changes in these systems that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services.

Developments in the cryptocurrency market subject us to additional risks.

We plan to develop a digital infrastructure ecosystem that utilizes Web3 and Web2 features to permit customers to transact and convert crypto and fiat currencies. Such operations will subject us to additional risks related to any further developments in the cryptocurrency markets and the resulting impact on customer and investor behavior. Enforcement actions by U.S. regulators against major crypto asset platforms and negative publicity associated with crypto asset activities may, among other things, result in a decline in confidence or interest in crypto assets. If our customers perceive losses due to market fluctuations in the prices of cryptocurrency, they may reduce or cease their use of our products, and our results of operations may be adversely impacted. Deterioration in the cryptocurrency markets may also have an adverse effect on our reputation, and any negative perception by our customers of one or more cryptocurrencies may lead to a loss of customer demand for our products and services, any of which could have an adverse impact on our business and financial condition. We may also suffer a decline in the market price of our common stock due to any negative perception by our customers, investors, or the general public, of the cryptocurrency markets.

Our operations in Africa are exposed to significant seasonal and climate-related risks that could materially and adversely affect our business, financial condition, results of operations, and cash flows.

A substantial portion of our revenue is derived from embedded insurance and digital financial services products in sub-Saharan Africa, a region whose economies remain heavily dependent on rain-fed agriculture and seasonal income patterns. As a result, our business is subject to pronounced seasonal fluctuations and climate-related volatility that are largely outside our control. Because many of our operating expenses are relatively fixed throughout the year, these seasonal and climate-driven swings can cause significant variability in our operating margins and may result in operating losses in certain quarters.

We, our distributors, our partners, and others who use our services obtain and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

We, our distributors, and our partners, including third-party vendors and data centers that we use, obtain and process large amounts of sensitive data, including data related to our customers, our distributors’ customers, and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data. These risks will increase as our business continues to expand to include new products and technologies, and as we and our third-party vendors rely on an increasingly distributed workforce. Our operations involve the storage and transmission of sensitive data of individuals and businesses using our services, including their names, addresses, social security/tax ID numbers (or foreign equivalents), government IDs, payment card numbers and expiration dates, and data regarding the performance of our distributors’ businesses. Should our internal or third-party developers experience or cause a breach, incident, technological bug, or similar event, that could lead to a compromise of the content of data held by our distributors, including personal data, our reputation may be harmed and we may be subject to significant fines, penalties or judgments.

The growing use of AI in our products and services presents additional risks. AI algorithms or automated processing of data may be flawed, and datasets may be insufficient or may use third party AI with unclear intellectual property rights or interests. Inappropriate or controversial data practices by us or others could subject us to lawsuits, regulatory investigations, legal and financial liability, or reputational harm. Additionally, our use of AI may create additional, or increase the risk of, cybersecurity breaches and incidents.

Our products and services operate in conjunction with, and we are dependent upon, third-party products and components across a broad ecosystem. There have been and may continue to be significant attacks on third-party providers, and we cannot guarantee that our or our third-party developers or vendors’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our products and services. If there is a security vulnerability, error, or other bug in one of these third-party products or components and if there is a security exploit targeting them, we could face increased costs, claims and liability, proceedings and litigation, reduced revenue, or harm to our reputation or competitive position. The natural sunsetting of third-party products and operating systems that we use requires our personnel to reallocate time and attention to migration and updates, during which period potential security vulnerabilities could be exploited.

More generally, if our privacy, data protection, or cybersecurity measures or those of third-party developers or vendors are inadequate or are breached or otherwise compromised, and, as a result, there is improper disclosure of or someone obtains unauthorized access to or exfiltrates funds, cryptocurrency, or other assets, or other sensitive data on our systems or our partners’ systems, or if we, our third-party developers or vendors suffer a cyber-attack, including a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged, and we could face liability and financial losses. If the sensitive data or assets are lost or improperly accessed, misused, disclosed, destroyed, or altered or threatened to be improperly accessed, misused, disclosed, destroyed, or altered, we could incur significant financial losses and costs and liability associated with remediation and the implementation of additional security measures and be subject to claims, litigation, regulatory scrutiny, and investigations.

A core aspect of our business is the reliability and security of our digital infrastructure platforms. Any perceived or actual breach of security or other type of security incident or any type of fraud perpetrated by bad actors such as account takeovers or fake account scams, regardless of how it occurs or the extent or nature of the breach, incident, or fraud, could have a significant impact on our reputation as a trusted brand, cause us to lose customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and incidents and to implement measures in an effort to prevent further breaches and incidents, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Any actual or perceived security breach or incident at a company providing services to us or our customers on our behalf could have similar effects.

Our insurance may be insufficient to cover all liabilities incurred by such attacks. We cannot be certain that our insurance coverage will be adequate for data handling or cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, premiums, or deductibles could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

We may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistle-blower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our results of operations and financial condition.

Our risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business.

We may offer embedded insurance and other products and services to a large number of customers. We have programs to vet and monitor these customers and the transactions we process for them as part of our risk management efforts, but such programs require continuous improvement and may not be effective in detecting and preventing fraud and illegitimate transactions. When our insurance payment services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we suffer losses and liability. As we partner with a greater number of enterprises for bundled use of our embedded insurance, our exposure to material risk losses from a single partner, or from a small number of partners, will increase. Illegitimate transactions can also expose us to governmental and regulatory enforcement actions, which may impair or otherwise limit our ability to operate or provide certain services, products, or features and potentially prevent us from satisfying our contractual obligations to our third-party partners, which may cause us to be in breach of our obligations. The highly automated nature of, and liquidity offered by, our embedded insurance and peer-to-peer services make us and our customers a target for illegal or improper uses, including scams and fraud directed at us and our customers, fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Our current business, the changing and uncertain economic, geopolitical and regulatory environment, and our anticipated growth will continue to place significant demands on our risk management and compliance efforts. As our ecosystems grow and our business becomes more complex, we will need to continue developing, improving, and making investments into our risk management infrastructure, techniques, and processes. If any of our risk management policies and processes, including self-insurance, are ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

If we do not continue to improve our operational, financial, and other internal controls and systems to manage growth effectively, our business could be harmed.

Our current business and anticipated growth, as well as our entry into new lines of business and our evolving strategic partnerships, will continue to place significant demands on our management and other resources. In order to manage our growth effectively, we must continue to strengthen our existing infrastructure and operational procedures, enhance our internal controls and reporting systems, and ensure we timely and accurately address issues as they arise. In particular, our continued growth will increase the challenges involved in:

•        improving existing and developing new internal administrative infrastructure, particularly our operational, financial, communications, and other internal systems and procedures;

•        successfully expanding and implementing internal controls as they relate to our new lines of business and any new business lines or acquisitions;

•        identifying and mitigating new and developing risks;

•        installing enhanced management information and control systems; and

•        preserving our core values, strategies, and goals and effectively communicating these to our employees.

These challenges have increased as we shift to a more distributed workforce. If we are not successful in developing and implementing the right processes and tools to manage our enterprise, our ability to compete successfully and achieve our business objectives could be impaired. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. As we grow and our business model evolves, we must balance the need for additional controls and systems with the ability to efficiently develop and launch new features for our products and services. However, it is likely that as we grow, we will not be able to launch new features, or respond to customer or market demands as quickly as a smaller, more efficient organization. If we do not successfully manage our growth, our business will suffer.

We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and costly.

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of intellectual property relating to our design, technologies or software could be found to infringe upon existing intellectual property rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•        cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;

•        pay substantial damages;

•        seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;

•        redesign our products; or

•        establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our subsequent failure or inability to obtain a license for the infringed technology or other intellectual property right, our business, prospects, results of operations and financial condition could be materially and adversely affected. In addition, parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

If we are unable to protect the confidentiality of our trade secrets, or if our employees wrongfully use or disclose alleged trade secrets of their former employers, our business would be harmed.

We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our products and pipeline products. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements or including such undertakings in the agreements with parties that have access to them, such as our employees, external business partners, advisors and other third parties. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

In addition, while we typically require our employees involved in the development of intellectual property to hand over all documents and records related to intellectual property to us when they leave their positions under our non-competition agreements, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.

Our research and development efforts may not yield the expected results.

Technological innovation is critical to our success. As of September 30, 2025, we had assembled a team of [•] in-house research and development personnel with years of industry experience in their respective fields. In the fiscal years ended September 30, 2025 and for the period from September 11, 2023 to September 30, 2024, we incurred research and development expenses of US$[•] million and US$[•] million, respectively, accounting for [•]% and [•]% of our total operating expenses in the same periods, respectively. Given the rapid technological changes in the industry, we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and we cannot assure you that we will achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position.

We are subject to various environmental, safety and other laws and regulations relevant to our business that could impose substantial costs upon us and cause delays in selling our products.

We are subject to multiple environmental, safety and other laws and regulations related to our business, especially pertaining to our planned data center development and AI operations. Such laws and regulations include the Green Data Centre Roadmap in Singapore, imposing strict efficiency requirements and piloted capacity expansions liked to green energy use. In addition, from time to time, the government of Singapore and the other territories in which we operate and market our products may issue new regulations, which may require additional actions on our part to comply for continuing our normal operations. If any of our operations fail to comply with applicable regulations or maintain any relevant permits, as applicable, we could be subject to substantial liability, fines or be forced to close or temporarily cease the operations of relevant business silos, any of which could have a material adverse effect on our business, results of operations and financial condition.

We depend on contracts and relationships with governments in the markets where we operate, and changes in political or regulatory conditions, governmental policies, or our relationships with these governments could adversely affect our business, financial condition and results of operations.

A significant portion of our business involves providing embedded insurance and fintech services pursuant to contracts, partnerships, or other arrangements with national, regional, and local governments in Africa and Pan-Asia. These arrangements may take the form of direct contracts, memoranda of understanding, public-private partnerships, or regulatory approvals that enable us to integrate our services into government-supported programs or platforms. A notable example is our ongoing cooperation and formal agreement with a governmental entity in Ghana.

Our government partners have significant discretion in interpreting, implementing, renewing, or terminating these arrangements. These contracts and relationships are subject to various risks, many of which are beyond our control, including:

•        Political changes, such as elections, shifts in administration, or changes in governmental priorities, which could result in reduced support for our services, delays in payments, or decisions not to renew or extend existing agreements;

•        Changes in laws, regulations, or policies affecting fintech, insurance, or digital services, including new licensing requirements, data privacy rules, or restrictions on foreign or private-sector involvement in government initiatives;

•        Budgetary constraints, fiscal pressures, or corruption allegations affecting government entities, which could lead to contract cancellations, reduced funding, or prolonged delays in procurement processes;

•        Geopolitical tensions, regulatory scrutiny of public-private partnerships, or nationalization efforts in certain markets;

•        Disputes over contract terms, performance standards, or compliance obligations, which could lead to termination, penalties, or litigation; and

•        Adverse publicity or changes in public perception regarding our involvement in government projects.

Many of the markets in which we operate, particularly in Africa and parts of Asia, are characterized by evolving regulatory environments, political instability, and heightened risks of governmental intervention. The loss of one or more material government contracts or partnerships, or a deterioration in our relationships with key governmental entities, could result in a significant reduction in our revenue, limit our ability to expand in those markets, damage our reputation, and require us to incur substantial costs to pursue alternative opportunities. Any of these events could materially and adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Blockchain, Cryptocurrency, and Web3 Functionality

The regulatory status of blockchain assets and DeFi protocols remains highly uncertain. Adverse regulatory developments (including outright bans, as have occurred in certain African and Asian jurisdictions) could render significant portions of our planned product functionality illegal or commercially impracticable. Smart contract vulnerabilities or exploits could result in material losses for which we may be held liable. Insurance products issued through smart contracts on public blockchains are subject to hacking, bugs, or 51% attacks.

A deterioration of general macroeconomic conditions could materially and adversely affect our business and financial results.

Our performance is subject to economic conditions and the impact of such conditions on levels of spending by businesses and individuals. In particular, inflation and economic uncertainty have impacted and may continue to impact consumer spending in general and at these businesses specifically. Small businesses and individual consumers frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our embedded insurance products and services, especially in times of economic uncertainty or in recessions. We partner with distributors across a variety of industry verticals and in an economic downturn, certain verticals, particularly those that may be viewed as discretionary by consumers, may be impacted to a greater degree than others, which may harm our business and financial results.

If we fail to maintain an effective system of internal control over financial reporting after the completion of the Business Combination, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in us and the market price of Pubco Class A Ordinary Shares may be adversely affected.

Prior to the completion of the Business Combination, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our Combined Entities’ combined financial statements for the fiscal year ended September 30, 2025 and for the period from September 11, 2023 to September 30, 2024, we identified one material weakness in our internal control over financial reporting. The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of IFRS and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our combined financial statements and related disclosures in accordance with IFRS and the SEC reporting requirements.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have implemented and are continuing to implement a number of measures to address the material weaknesses that have been identified. However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Upon the completion of the Business Combination, Pubco will become a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with the second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our post-Business Combination management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. While documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of Pubco ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. Our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistle-blower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

Risks Related to Regulatory, Licensing, and Conduct Requirements for Embedded Insurance and Digital Infrastructure Services in Vietnam.

Our ability to provide embedded insurance and certain digital infrastructure services in Vietnam is subject to a complex and evolving regulatory framework overseen primarily by the Ministry of Finance (MOF) and its Insurance Supervisory Authority (ISA) for insurance activities, and by the State Bank of Vietnam (SBV) for broader fintech and payment-related services. The Law on Insurance Business, as amended, and related decrees require prior MOF approval for insurance products, terms, premium rates, and distribution channels, including embedded models often delivered through partnerships with non-insurance platforms such as e-commerce, ride-hailing, or digital wallets. Embedded insurance distribution may be treated similarly to bancassurance or agency models, triggering strict rules on disclosure, suitability, and prevention of mis-selling, particularly given past incidents of consumer complaints involving inadequate explanations or pressured sales in bundled products. Establishing or operating through a locally licensed insurer or approved intermediary is mandatory, with stringent qualification criteria, such as, minimum capital, parental experience, and assets. Non-admitted insurance is generally prohibited, and innovative or digital-embedded products may face delays in approval or require pilot testing due to an incomplete insurtech framework. For services involving payments, lending, or data sharing, SBV oversight applies, with recent regulatory sandboxes introduced in 2025 requiring local incorporation or restrictions on foreign participation in high-risk areas like peer-to-peer models.

The regulatory landscape remains dynamic, with proposed amendments to the Law on Insurance Business in 2025 aimed at addressing gaps but potentially introducing new requirements on risk management, solvency, consumer protection, data privacy, and cybersecurity. Non-compliance could result in fines, product suspensions, license revocations, or operational restrictions. Mis-selling risks in embedded channels heightens exposure to regulatory sanctions, customer complaints, and reputational damage, as evidenced by prior enforcement actions in similar distribution models. These factors, combined with frequent regulatory updates and approval delays, could limit our ability to launch or scale products, increase compliance and partnership costs, restrict operational flexibility, and expose us to enforcement actions. As a result, such risks could materially and adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Regulatory, Licensing, and Conduct Requirements for Embedded Insurance and Digital Infrastructure Services in the Philippines

Our ability to provide embedded insurance and certain digital infrastructure/embedded finance services in the Philippines is subject to a comprehensive regulatory framework primarily administered by the Insurance Commission (IC) under the Amended Insurance Code of the Philippines (Republic Act No. 10607), with oversight from the Bangko Sentral ng Pilipinas (BSP) for broader fintech and payment-related activities. The IC requires prior approval for all insurance products, policy wordings, premium rates, and distribution methods, including embedded models integrated into non-insurance platforms such as e-commerce, ride-hailing, or digital wallets. Embedded insurance sales must comply with guidelines on electronic commerce of insurance products, which mandate clear disclosures, consumer consent for marketing, and referral to licensed agents or intermediaries for advice and servicing. To offer such services, we may need to partner with or operate through a locally licensed insurer, as non-admitted insurance is generally prohibited and fronting arrangements are not permitted. Innovative or digital-embedded products may require testing in the IC’s regulatory sandbox framework, which imposes time-bound limits, reporting obligations, and potential waivers but does not guarantee full-scale approval.

Non-compliance with any of the above applicable requirements could result in fines, product suspensions, cease-and-desist orders, or license revocation. Delays in approvals, evolving interpretations of embedded distribution rules, or shifts in sandbox outcomes could hinder product launches or scalability. These factors, combined with the Philippines’ focus on financial inclusion amid low insurance penetration, could increase compliance and partnership costs, limit operational flexibility, and expose us to enforcement actions or reputational harm from consumer complaints. As a result, such risks could materially and adversely affect our business, financial condition, results of operations, and prospects in the Philippines.

Risks Related to Doing Business in Africa

Risks Related to Our Partnership with the Government of the Democratic Republic of Congo

The Democratic Republic of Congo has experienced, and continues to experience, significant political instability, armed conflict in certain regions, corruption, and frequent changes in government leadership and policy. Large portions of the DRC remain affected by active armed conflict involving government forces, rebel groups, and foreign militias. Any escalation of violence, particularly in provinces targeted for early deployment, could render areas inaccessible, damage infrastructure, endanger personnel, and trigger force majeure provisions that suspend or terminate contractual obligations. Any deterioration in the political or security environment, including civil unrest, military conflict, terrorist activity, or a change in government that is unsupportive of our project, could delay, disrupt or terminate our partnership with the DRC Government and our operations in the country.

The success of the partnership is heavily dependent on continued support from the current and future administrations of the DRC Government. A change in political leadership, policy priorities, or the governing coalition could result in the modification, suspension, or cancellation of existing agreements, the imposition of new restrictions, or the refusal to grant necessary approvals or licenses.

Our primary counterparty is the DRC Government and its ministries and agencies. The DRC Government has a history of delayed payments to contractors, renegotiation or unilateral modification of contracts, and, in certain cases, expropriation or nationalization of private-sector projects. There can be no assurance that the DRC Government will fulfill its contractual or financial obligations in a timely manner or at all.

The deployment of digital financial infrastructure requires multiple licenses, authorizations, and ongoing regulatory compliance from the Banque Centrale du Congo (BCC) and other governmental bodies. Delays in obtaining, or the failure to obtain or maintain, required approvals could materially impair our ability to launch or expand services. Future changes in financial services, telecommunications, data protection, anti-money laundering, or foreign investment regulations could impose additional compliance burdens or restrict our planned activities. The DRC has further imposed, and may re-impose or tighten, foreign-exchange controls, capital controls, and restrictions on the repatriation of funds. Such measures could prevent or delay the conversion of local currency revenues into U.S. dollars or other freely convertible currencies and the repatriation of profits, dividends, or proceeds from any future sale or liquidation of our interests in the project.

The DRC suffers from unreliable electricity supply, limited telecommunications infrastructure, and underdeveloped transportation networks, particularly outside major cities. These deficiencies could impair the rollout and ongoing performance of digital financial services and increase operating costs.

Risks Related to Potential Strategic Opportunities in Nigeria

We may from time to time pursue strategic partnerships or business opportunities in Nigeria, including potential arrangements with agencies of the Federal Government of Nigeria. Any such partnerships would be subject to formal execution of definitive agreements and approval through required governmental and parliamentary processes. There can be no assurance that any such opportunities will materialize, or if they do, that they will proceed on the timeline or scope contemplated, or at all. The initiation, continuation, and expansion of any such projects would be dependent on obtaining and maintaining numerous regulatory approvals, budgetary allocations, and security clearances from Nigerian federal and state authorities. Delays, denials, or imposition of onerous conditions in any of these processes could materially delay or prevent deployment.

Any platform or service we may deploy in Nigeria could process sensitive data of Nigerian citizens. Any actual or alleged breach of the Nigeria Data Protection Act (“NDPA”), the Nigerian Communications Commission guidelines, or international standards to which the Company is subject could result in substantial fines, mandatory suspension of operations, reputational damage, and civil or criminal liability. The Company could also be held liable for any unauthorized access, misuse, or loss of citizen data, even if caused by third-party vendors or government entities.

A significant portion of any revenue from Nigerian operations may be denominated in Nigerian Naira. Continued depreciation or volatility of the Naira, restrictions on foreign-exchange availability, or changes in Central Bank of Nigeria policies could materially reduce the U.S. dollar value of receipts and impair the Company’s ability to repatriate funds.

Any commercial model for projects in Nigeria, including revenue-sharing arrangements, would be subject to negotiation and regulatory approval. There can be no assurance that a commercially viable or enforceable revenue model will be established. Technical complexity, integration challenges with legacy government systems, insufficient infrastructure in certain regions, and dependence on third-party vendors may cause significant delays or cost overruns.

Risks Related to Our Operations in Ghana and other African Emerging Markets

The regulatory framework for fintech and insurtech in Ghana is evolving, with recent developments including regulatory sandboxes for insurtech innovations, guidelines on electronic money issuance, payment systems, and potential frameworks for digital assets. The NIC imposes strict requirements on insurance licensing, capital adequacy, risk-based supervision, premium rates, claims handling, and reinsurance arrangements, while the BoG regulates payment services, mobile money interoperability, and fintech licensing. Embedded insurance and finance models often involve partnerships with telecommunications companies, mobile money providers, or other platforms, which may require us to act as an insurance intermediary, broker, or agent, or to comply with rules on third-party distribution. Any failure to maintain required licenses, approvals, or partnerships could restrict our ability to offer products. Changes in regulations — such as new capital requirements, restrictions on foreign reinsurance (leading to potential capital outflows), consumer protection rules, data localization mandates, or limits on embedded product features — could increase our compliance costs, limit product offerings, or require significant modifications to our business model.

Our services rely heavily on digital platforms, mobile applications, APIs for embedded integrations, and the handling of sensitive customer data, including personal and financial information. Ghana’s fintech ecosystem has experienced growing incidents of mobile money fraud, cyberattacks, and data privacy concerns. We are exposed to risks of hacking, phishing, ransomware, system failures, or breaches by third-party partners. A successful cyber incident could result in unauthorized access to customer data, financial losses, regulatory penalties under Ghana’s Data Protection Act or BoG guidelines, litigation, or loss of customer trust. Interruptions in mobile networks, power supply, or interoperability platforms could disrupt service delivery. As an emerging market player, we may lack the resources of larger institutions to implement robust defenses, and insurance coverage for such events may be limited or expensive.

Ghana’s economy is subject to volatility, including high inflation, currency depreciation, high interest rates, debt challenges, and reliance on commodities. These factors can reduce consumer spending power, increase default risks on any credit-embedded products, lower demand for insurance — particularly microinsurance among low-income users — and elevate operational costs. Political instability, changes in government policies, corruption risks, or social unrest could disrupt operations or lead to unfavorable regulatory shifts. Currency devaluation could erode the value of our earnings when converted to U.S. dollars or other currencies, and restrictions on foreign exchange could hinder repatriation of funds or payments to international partners/reinsurers. Economic downturns may also heighten claims frequency in certain insurance lines while reducing premium collections.

Embedded insurance products, often microinsurance or bundled coverage, carry risks of adverse selection, high claims ratios due to limited historical data, fraud, or catastrophic events. Ghana’s low insurance penetration and underserved populations increase the potential for mispriced risks or unexpected losses. Reinsurance arrangements are critical for risk transfer, but local capacity is limited, often requiring reliance on foreign reinsurers and exposing us to currency risks, counterparty default, or regulatory changes affecting outflows. Delays in claims processing, disputes, or inadequate reserves could damage relationships with distribution partners and customers, leading to reputational harm or regulatory intervention by the NIC.

As a company focused on Ghana’s developing fintech and insurtech sectors, we also face challenges such as limited infrastructure, low financial literacy among users, competition from established mobile money providers and traditional insurers, and difficulties in scaling profitably amid high customer acquisition costs. If we are unable to achieve sufficient scale or manage costs effectively, our business may not become profitable, and we may require additional capital that may not be available on favorable terms.

Judicial systems in the territories in which we offer products in Africa may be underdeveloped, inefficient or susceptible to corruption, which could hinder our ability to enforce our legal rights or resolve disputes effectively.

We conduct a substantial portion of our operations in emerging markets across Africa and Pan-Asia, including countries where the judicial systems and legal frameworks may be underdeveloped, inefficient, or subject to political influence or corruption. In many of these jurisdictions, courts may lack independence, experience significant backlogs, or suffer from inadequate resources, resulting in prolonged delays in resolving commercial disputes or enforcing contracts. Additionally, corruption perceptions remain elevated in parts of these regions, as reflected in indices such as Transparency International’s Corruption Perceptions Index, which can undermine the impartiality of judicial decisions and the enforcement of laws. Factors such as limited judicial training, inconsistent application of laws, or external interference may further complicate our ability to protect our intellectual property, enforce customer or partner agreements, recover debts, or defend against claims in local courts. If we are involved in legal proceedings in these jurisdictions, we may face difficulties in obtaining fair and timely resolutions, which could result in increased costs, lost revenue, or inability to enforce our rights. Moreover, judgments obtained in foreign courts (including U.S. courts) may be difficult or impossible to enforce in these countries due to the absence of reciprocal enforcement treaties or local procedural hurdles. These challenges could materially adversely affect our business, financial condition, and results of operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within Africa.

Cross-border supervision and administration is generally difficult to pursue in many jurisdictions, including nations on the African Continent. The SEC primarily relies on the IOSCO Multilateral Memorandum of Understanding (MMoU) for enforcement cooperation with foreign securities regulators. Over 129 regulators worldwide are signatories, including many in Africa. If the relevant African country’s securities regulator is an MMoU signatory, the SEC can request assistance for documents, statements, or other evidence. However, practical difficulties in enforcement exist with enforcement in emerging African jurisdictions which have less resourced regulators, slower processes, or domestic legal/privacy constraints that delay or limit responses. If the U.S. securities regulatory agencies are unable to conduct necessary investigations due to these challenges, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist Pubco’s securities from trading markets within the United States.

Recent litigation and negative publicity surrounding Africa- and Pan Asia-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of Pubco’s securities.

We believe that litigation and negative publicity surrounding companies with operations in Africa and Pan-Asia that are listed in the United States have negatively impacted stock prices for such companies. Instances of alleged intermediaries paying bribes to officials in South Africa, Malawi, Kenya, Tanzania, and Ghana to secure government contracts have resulted in SEC and DOJ investigations and have spotlighted significant compliance risks for multinational operators. This was part of a coordinated global settlement, including with South African authorities, and drew significant publicity for systemic corruption in African operations. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of Pubco’s securities to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumours, and increase the premiums we pay for director and officer insurance.

The tension in international trade and rising political tension with certain African nations, may adversely impact our business, financial condition and results of operations.

Changes to international trade policies could adversely affect the global economic conditions. In addition, geopolitical tensions between the United States and certain African nations have escalated due to, among other things, trade disputes, aid reductions, diplomatic disagreements, and perceived misalignments on issues like foreign relations with China/Russia/Iran and domestic policies. The African Growth and Opportunity Act (AGOA), which provided duty-free access to the U.S. market for many African exports, expired in September 2025 without renewal. The imposition by the Donald Trump administration of broad tariffs (starting at a minimum 10% on all imports, with higher rates for some countries) effectively nullified AGOA’s benefits even before expiration. Affected countries include Lesotho, Kenya, Ethiopia, and Ghana.

In Nigeria, President Trump has threatened to halt all aid and even suggested potential military intervention over religious persecution claims. On December 25, 2025, the Trump Administration launched airstrikes against alleged ISIS targets in Nigeria, resulting in, among other things, a Nigerian ban on travel for U.S. nationals. Nigeria was notably excluded from a 2025 mini-summit with select African leaders, possibly due to its growing BRICS ties and independent foreign policy.

The Trump administration has also reduced or eliminated foreign aid via USAID, terminating thousands of projects across Africa. This affects health, humanitarian relief, and development in countries like Sudan, DRC, South Sudan, Kenya, Tanzania, and others. Rising tensions between the United States and the territories in which we operate can affect market economics, demand for and reputation of our services, and could materially impact or business, financial condition and results of operations.

Additional Risks Related to Operating in Africa and Pan-Asia

Foreign exchange controls and currency volatility may impair our ability to repatriate funds or settle obligations. Many of the jurisdictions in which we operate impose capital controls, foreign exchange restrictions, or have currencies that are illiquid or subject to rapid devaluation. These factors may prevent us from repatriating earnings, converting user funds held in local currency, or making timely payments to insurance carriers, technology vendors, or employees, which could lead to defaults under material contracts.

Legal, Regulatory, and Compliance Risks

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

We are subject to a wide variety of local, state, federal, and international laws, regulations, licensing schemes, and industry standards in the countries and territories in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, and include, or may in the future include, those relating to or placing restrictions upon embedded insurance or related disclosure, banking, lending, deposit-taking, cross-border and domestic money transmission, foreign exchange, cryptocurrency, fraud detection, consumer protection, anti-money laundering, anti-bribery and anti-corruption, escheatment, sanctions regimes and export controls, AI, privacy, data protection and cybersecurity.

As we expand into new jurisdictions and expand our product offerings in existing jurisdictions, or as laws, regulations, and standards evolve, the number of foreign regulations and regulators, authorities, and governing bodies governing our business will expand as well. As our business and products continue to develop and expand, we may become subject to additional rules, regulations, and industry standards. We may not always be able to accurately predict the scope or applicability of certain regulations to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans. In addition, certain regulators have imposed and in the future may impose additional requirements on our business as a condition for obtaining or maintaining permits, licenses or rights to conduct our business, including conditions under any settlements and consent orders with regulators, that restrict our business or our ability to take certain actions. If we fail to comply with the terms of such permits, licenses or other requirements, we could face regulatory or other enforcement actions, penalties or we may not be able to continue operating our business in the same manner.

Laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of legislative changes and/or executive orders, and may not be consistent across jurisdictions or regulatory bodies. It can be difficult to predict how such laws, regulations, and standards may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions.

For example, we may, in the future, utilize stablecoin, redeemable on a one-to-one basis for U.S. dollars, as part of our product offerings. The regulatory treatment of fiat-backed stablecoins is highly uncertain and has drawn significant attention from legislative and regulatory bodies around the world. The issuance, purchase, and sale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the jurisdictions in which we operate. There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.

Risks Related to the Business Combination and WinVest

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to EFGH prior to the consummation of the Business Combination and Pubco following the consummation of the Business Combination.

WinVest is not required to, and has not, obtained a third-party valuation or fairness opinion, and consequently, you may have no assurance from an independent source that the consideration being paid for EFGH is fair to WinVest stockholders from a financial point of view.

WinVest is not required to, and has not, obtained an opinion from an independent investment banking firm that the consideration being paid for EFGH is fair to WinVest stockholders from a financial point of view. The fair market value of EFGH has been determined by the WinVest Board based upon WinVest’s evaluation of EFGH’s business and due diligence materials and the experience of WinVest’s directors, officers and advisory board members. Accordingly, WinVest stockholders will be relying on the judgment of the WinVest Board with respect to such matters and assuming the risk that the WinVest Board may not have properly valued the business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to demand redemption of their WinVest Public Shares for cash in connection with the vote on the Business Combination, which could potentially impact WinVest’s ability to consummate the Business Combination.

The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Any of the conditions to a party’s obligation to consummate the Business Combination set forth in the Business Combination Agreement may be waived, if legally permitted, by such party. Those conditions include, but are not limited to: the approval of the Business Combination Agreement and the transactions contemplated thereby, the adoption of Pubco A&R MAA, the appointment of the members of the Pubco’s board of directors after the Closing and other related matters by the requisite vote of EFGH’s shareholders, as well as receipt of requisite regulatory approval, absence of orders prohibiting completion of the Business Combination, effectiveness of the registration statement of which this proxy statement/prospectus is a part, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Business Combination Agreement) and the performance by both parties of their covenants and agreements. These conditions to the Closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the Closing of the Business Combination may be significantly delayed or not occur at all. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after shareholder approval.

The Initial Stockholders, who own the Founder Shares, will not participate in liquidation distributions and, therefore, may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Stockholders, including the Sponsor and our Directors, owned an aggregate of 2,875,000 Founder Shares. The Initial Stockholders have waived their right to redeem any WinVest Common Stock in connection with a stockholder vote to approve a proposed Initial Business Combination or sell any WinVest Common Stock in a tender offer in connection with a proposed Initial Business Combination, or to receive distributions with respect to any shares of WinVest Common Stock upon the liquidation of the Trust Account if WinVest is unable to consummate a business combination; provided, that if an Initial Stockholder owns any shares of Public Stock, it will be entitled to liquidation distributions from the Trust Account with respect to such shares of Public Stock if WinVest fails to complete its Initial Business Combination within the allotted time period. The Initial Stockholders did not receive any consideration for such waivers. Based on a market price of $15.00 per share of WinVest Common Stock on March 26, 2025, the total value of the WinVest Common Stock held by the Initial Stockholders was approximately $43,125,000. The Founder Shares will be worthless if WinVest does not consummate a business combination. Consequently, our directors’ discretion in identifying and selecting EFGH as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in WinVest’s public stockholders’ best interests.

The Sponsor and WinVest’s directors, executive officers and advisory board members who hold Founder Shares may receive a positive return on the Founder Shares even if Pubco’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If WinVest is able to complete a business combination within the required time period, the Sponsor and WinVest’s directors, executive officers and advisory board members who hold Founder Shares may receive a positive return on their investments, which were acquired prior to the WinVest IPO, or concurrently with completion of the WinVest IPO, even if WinVest’s public stockholders experience a negative return on their investment in Pubco Ordinary Shares, represented by Pubco ADSs, after consummation of the Business Combination. The Initial Stockholders have invested in WinVest an aggregate of $5,475,000, comprised of the $25,000 purchase price for 2,875,000 Founder Shares and the $5,450,000 purchase price for 10,900,000 Private Placement Warrants. Assuming a trading price of $15.00 per share of WinVest Common Stock and $0.07 per WinVest Public Warrant (based upon the respective closing prices of the WinVest Common Stock and the WinVest Public Warrants on March 26, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus), the 2,875,000 Founder Shares and 10,900,000 Private Placement Warrants held by the Initial Stockholders would have an implied aggregate market value of $43,877,100. Even if the trading price of the Pubco ADSs following the Business Combination was as low as $1.90 per share, the aggregate market value of the Pubco ADSs held by the Initial Stockholders following the Business Combination alone (without taking into account the value of the Pubco Public Warrants held by the Initial Stockholders) would be approximately equal to the initial investment in WinVest by the Initial Stockholders. As a result, if the Business Combination is completed, the Initial Stockholders are likely to be able to make a substantial profit on their investment in WinVest at a time when the Pubco ADSs have lost significant value. On the other hand, if the Proposals are not approved and the Company liquidates without completing a Business Combination, the Initial Stockholders will lose their entire investment in WinVest.

The exercise of WinVest’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in WinVest’s stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require WinVest to agree to amend the Business Combination Agreement, to consent to certain actions taken by EFGH or to waive rights that WinVest is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of EFGH’s business or a request by EFGH to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement. In any of such circumstances, it would be at WinVest’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) or officers(s) between what he, she or they may believe is best for WinVest and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action.

WinVest and EFGH will incur significant transaction and transition costs in connection with the Business Combination.

WinVest and EFGH have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. WinVest and EFGH may also incur additional costs to retain key employees. These expenses will reduce the amount of cash available to be used for other corporate purposes by EFGH if the Business Combination is completed or by WinVest if the Business Combination is not completed. If the Business Combination is not consummated, WinVest may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

Subsequent to the consummation of the Business Combination, Pubco may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause WinVest shareholders to lose some or all of your investment.

Although WinVest has conducted due diligence on EFGH, WinVest cannot assure WinVest Public Stockholders that this diligence revealed all material issues that may be present in EFGH’s businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of WinVest’s or EFGH’s control will not later arise. As a result, Pubco may be forced to later write down or write off assets, restructure Pubco’s operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with WinVest’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on WinVest’s or Pubco’s liquidity, the fact that WinVest or Pubco reports charges of this nature could contribute to negative market perceptions about WinVest, Pubco or WinVest’s or Pubco’s securities. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by WinVest’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

WinVest has identified material weaknesses in its internal control over financial reporting. If WinVest is unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

During the preparation of our financial statements as of and for the period ended December 31, 2024, we identified a material weakness in our internal control over financial reporting related to incorrectly filing income taxes in the State of Delaware. We filed an amended return in Delaware and will file our income tax returns in the U.S., Massachusetts, and Florida jurisdictions.

During the preparation of our financial statements as of and for the year ended December 31, 2023 and the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting related to our Trust Account withdrawals. In 2023, we withdrew $898,940 of interest and dividend income earned in the Trust Account, which was restricted for payment of our tax liabilities as provided in our current Charter. In the period ended March 31, 2024, we withdrew $40,050 of interest and dividend income earned in the Trust Account and received a tax refund of $104,305 that was previously paid with the interest and dividend income earned on the Trust Account. During the year ended December 31, 2023 and the periods ended March 31, 2024 and June 30, 2024, portions of these funds were inadvertently used for the payments of general operating expenses. Such amounts were disbursed without appropriate review and approval to ensure that the disbursements were made in accordance with the investment management trust agreement between Continental Stock Transfer & Trust Company and WinVest. As a result of this issue, we concluded that a material weakness exists in our internal control over financial reporting related to the review and approval of cash disbursements. The existence of material weaknesses in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our shares. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports or applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our share price may decline as a result.

We can give no assurance that the measures WinVest has taken and the measures we plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

The Sponsor, WinVest’s directors, officers, advisors, and their affiliates may elect to purchase WinVest Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of WinVest Common Stock.

At any time prior to the Meeting, during a period when they are not then aware of any material non-public information regarding WinVest or its securities, WinVest’s directors and officers, the Sponsor, EFGH and/or their respective affiliates may purchase WinVest Public Shares or WinVest Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire WinVest Public Shares. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements with respect to such a transaction have been entered into with any such person. If such a transaction were to occur, it is contemplated that, in accordance with the SEC’s Compliance and Disclosure Interpretation 166.01, such persons would agree, among other things, that: (i) the purchase price for the WinVest Common Stock will not exceed the redemption price; (ii) the persons described above will waive redemption rights, if any, with respect to the WinVest Public Shares they acquire in such transactions; and (iii) any such WinVest Common Stock acquired by the persons described above would not vote on the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, WinVest will file a Current Report on Form 8-K prior to the Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons and the consideration received by each party in connection with such arrangements. Any such report will include (i) the amount of WinVest Common Stock purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of WinVest Common Stock for which WinVest has received redemption requests. Entering into any such incentive arrangements may have a depressive effect on outstanding WinVest Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either prior to or immediately after the Meeting.

Entering into any such incentive arrangements may have a depressive effect on WinVest Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the meeting of shareholders. In addition, if such purchases are made, the public float of WinVest Common Stock or WinVest Public Warrants and the number of beneficial holders of WinVest securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of WinVest securities on OTC.

You must tender your shares of WinVest Common Stock in order to validly seek redemption at the Meeting.

In connection with tendering your shares of WinVest Common Stock for redemption, you must elect to deliver your shares of WinVest Common Stock (and other redemption forms) to Continental either physically or electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, at least two business days before the Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination. See “The Meeting — Redemption Rights” in this proxy statement/prospectus for more specific instructions on how a WinVest public stockholder can validly seek redemption.

There are risks to WinVest’s stockholders who are not affiliates of the Sponsor of becoming shareholders of Pubco through the Business Combination rather than acquiring securities of EFGH directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Pubco’s securities in connection therewith, investors will not receive the benefit of any outside independent review of WinVest’s and EFGH’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, WinVest’s stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If Pubco became a public company through an underwritten public offering, the underwriters for such offering would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfil its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as WinVest, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/prospectus. Unlike an underwritten initial public offering, the initial trading of the Pubco Class A Ordinary Shares will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing.

The lack of such a process in connection with the listing of Pubco’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco Securities during the period immediately following the listing than in connection with an underwritten initial public offering. Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon consummation of the Business Combination.

WinVest’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of December 31, 2025, WinVest had approximately $            in cash held outside the trust account to fund working capital requirements. Further, WinVest has incurred and expects to continue to incur significant costs in pursuit of our financing and acquisition plans. Management’s plans to address this need for capital are discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of WinVest.” WinVest cannot assure you that management’s plans to raise capital or to consummate an Initial Business Combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm WinVest’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against WinVest, whether or not resolved in WinVest’s favor, could result in substantial costs and divert WinVest’s management’s attention from other business concerns, which could adversely affect WinVest’s business and cash resources and the ultimate value WinVest’s stockholders receive as a result of the Business Combination.

WinVest will be forced to liquidate the Trust Account if it cannot consummate a business combination by [        ] unless it otherwise obtains an extension. In the event of a liquidation, WinVest Public Stockholders are currently expected to receive approximately $12.60 per share of WinVest Common Stock and the Warrants will expire worthless.

If WinVest is unable to complete a business combination by [        ], WinVest will be forced to liquidate. The per-share liquidation distribution is currently estimated to be approximately $13.37 per share, based on a Trust Account balance of $[2,942,500] as of December 31, 2025, and the Warrants and Rights will expire worthless in the event of a liquidation.

If third parties bring claims against WinVest, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than US$[•] per share (based on the Trust Account balance as of [_________________]).

WinVest’s placing of funds in the Trust Account may not protect those funds from third-party claims against WinVest. Although WinVest seeks to have vendors, service providers (other than WinVest’s independent registered public accounting firm), prospective target businesses and other entities with which WinVest does business execute agreements with WinVest waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against WinVest’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, WinVest’s management will consider whether competitive alternatives are reasonably available to WinVest and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of WinVest under the circumstances. WinVest’s auditor, BCRG LLP, has not and will not execute an agreement with WinVest waiving such claims to the monies held in the Trust Account.

Examples of possible instances where WinVest may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with WinVest and will not seek recourse against the Trust Account for any reason. Upon redemption of WinVest Public Shares, if WinVest has not completed its initial business combination within the required time period, or upon the exercise of a redemption right in connection with its initial business combination, WinVest will be required to provide for payment of claims of creditors that were not waived that may be brought against WinVest within the 10 years following redemption. Accordingly, the per share redemption amount received by WinVest Public Stockholders could be less than the US$[•] per WinVest Public Share (based on the Trust Account balance as of [_________________] and net of taxes payable), due to claims of such creditors.

The Sponsor has agreed that it will be liable to WinVest if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which WinVest has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) US$10.20 per WinVest Public Share and (ii) the actual amount per WinVest Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay WinVest’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under WinVest’s indemnity of the underwriters of the WinVest IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. WinVest has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations. The Sponsor may not have sufficient funds available to satisfy those obligations. WinVest has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for WinVest’s business combination and redemptions could be reduced to less than US$10.20 per WinVest Public Share. In such event, WinVest may not be able to complete WinVest’s business combination, and you would receive such lesser amount per share in connection with any redemption of your WinVest Public Shares. None of WinVest’s directors or officers will indemnify WinVest for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if WinVest is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against WinVest which is not dismissed, or if WinVest otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in WinVest’s bankruptcy estate and subject to the claims of third parties with priority over the claims of WinVest’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, WinVest may not be able to return to WinVest Public Stockholders US$[•] per share, net of taxes payable (which is the approximate amount per WinVest Public Share based on the Trust Account balance as of [_________________]). WinVest has access to minimal funds held outside the Trust Account with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately US$100,000). In the event that WinVest liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.

The WinVest Charter contains a waiver of the corporate opportunities doctrine for our directors and officers, and therefore such persons have no obligations to make opportunities available to us.

The “corporate opportunities” doctrine provides that directors and officers of a corporation, as part of their duty of loyalty to the corporation and its stockholders, generally have a fiduciary duty to disclose opportunities to the corporation that are related to its business and are prohibited from pursuing those opportunities unless the corporation determines that it is not going to pursue them. The WinVest Charter waives the corporate opportunities doctrine. It states that WinVest renounces any interest or expectancy of WinVest in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both WinVest and a director or officer of WinVest, about which a director and/or officer of WinVest acquires knowledge, unless (i) such opportunity was offered to such person solely in his or her capacity as a director or officer of WinVest, (ii) such opportunity is one WinVest is legally and contractually permitted to undertake and would otherwise be reasonable for WinVest to pursue and (iii) the director or officer is permitted to refer that opportunity to WinVest without violating any legal obligation.

There could have been business combination targets that have been appropriate for a business combination with WinVest but were not offered due to a WinVest director’s or officer’s duties to another entity.

Past performance by any member or members of our management team or the Sponsor or any of their respective affiliates may not be indicative of future performance of an investment in WinVest or Pubco.

Past performance by any member or members of our management team, the Sponsor, or any of their respective current or former affiliates or entities related to one or more of them, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member or members of our management team, any of their respective current or former affiliates or entities related to one or more of them, or any of the foregoing’s related investment’s performance, as indicative of the future performance of an investment in WinVest or Pubco or the returns WinVest or Pubco will, or is likely to, generate going forward.

We were delisted from Nasdaq, and there is a limited trading volume for our securities on the OTC Markets.

WinVest was listed on The Nasdaq Capital Market. Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO Registration Statement, which, in the case of WinVest, was September 14, 2024 (the “Nasdaq Deadline”). We did not complete a business combination prior to the Nasdaq Deadline. As a result, we are in violation of Nasdaq IM-5101-2.

As previously reported, on September 17, 2024, we received a written notice (the “Notice”) from the Listing Qualifications Department of Nasdaq indicating that we had failed to comply with Nasdaq Listing Rules IM-5101-2. Pursuant to the Notice, unless we timely requested a hearing to appeal this determination before The Nasdaq Hearings Panel (the “Panel”) by September 24, 2024, our securities would be subject to suspension and delisting from The Nasdaq Capital Market at the opening of business on September 26, 2024.

On September 24, 2024, we timely requested a hearing before the Panel to appeal the Notice and to request sufficient time to close the Business Combination, which request stayed the suspension of trading on our securities. Such hearing was held on November 12, 2024, at which we requested that the Panel grant our request for an extension until March 17, 2025 (the “Nasdaq Extension Date”). On December 17, 2024, we received a written notice from the Office of General Counsel of Nasdaq informing us that the Panel had granted the Company’s request to continue its listing on Nasdaq until the Nasdaq Extension Date. The Panel’s decision allows our securities to remain listed on Nasdaq through the Nasdaq Extension Date, provided that we comply with certain conditions, including that we will have completed our Initial Business Combination on or before the Nasdaq Extension Date, and that the combined company will have demonstrated compliance with all applicable requirements for an initial listing on Nasdaq.

On March 18, 2025, WinVest received a written notice (the “Delisting Notice”) from the Panel indicating that the Panel had determined to delist WinVest’s securities from Nasdaq and that trading in WinVest’s securities would be suspended at the open of trading on March 20, 2025, due to WinVest’s failure to satisfy the terms of the Panel’s Decision, including the requirement that the Company will have completed the Business Combination on or before the Nasdaq Extension Date.

The WinVest Common Stock, WinVest Rights and WinVest Public Warrants are currently traded under the symbols “WINV,” “WINVR,” and “WINVW,” respectively, on the OTC Markets, which is an inter-dealer automated quotation system for equity securities not listed on a national exchange. We do not currently meet the listing standards of Nasdaq or any other national securities exchange. We presently anticipate that our securities will continue to be quoted on the OTC Markets. There is a limited trading volume for our securities. As a result, relatively small trades of our securities may have a significant impact on the price of our securities and, therefore, may contribute to the price volatility of our securities. Because of limited trading volume in our securities and the price volatility of our securities, our existing investors may be unable to sell their securities when they desire or at the price they desire. The inability to sell their securities in a declining market because of such illiquidity or at a price they desire may substantially increase our investors’ risk of loss.

The delisting of our securities from Nasdaq may have an adverse effect on institutional investor interest in holding or acquiring our securities and otherwise reduce the number of investors willing to hold or acquire our securities. This could negatively affect our ability to raise capital necessary to maintain operations and service our debt or effect any restructuring of our outstanding indebtedness.

Other material adverse effects we may face as a result of the delisting of our securities from Nasdaq include:

•        a limited availability of market quotations for our securities;

•        a determination that the WinVest Common Stock is a “penny stock,” which will require brokers trading in such stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by special purpose acquisition companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, now that we are not currently listed on Nasdaq, our securities do not qualify as covered securities under such statute and we are subject to regulation in each state in which we offer our securities.

The Pubco ADSs being listed on NYSE is a condition to the Closing of the Business Combination. Since we do not currently meet the listing standards of the NYSE, it may be difficult for us to meet, at the Closing of the Business Combination, the minimum initial listing standards set forth in the NYSE listing standards, and we cannot assure you that the Pubco ADSs will be listed on NYSE. While we will seek a waiver of such closing condition, there is no guarantee that we will be successful in obtaining such waiver. As such, our delisting from Nasdaq presents a material risk to the Closing of the Business Combination. If one or more closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending the waiver of such closing conditions, and such delay may cause WinVest and EFGH to each lose some or all of the intended benefits of the Business Combination. Please see “Risk Factor — NYSE may delist Pubco securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” and “Risk Factor — In the event that Pubco fails to satisfy any of the listing requirements of the NYSE, NYSE may reject our application to list on NYSE, and the parties may waive the closing condition in the Business Combination Agreement that Pubco ADSs be listed on NYSE at the Closing of the Business Combination.”

In addition, if we do not complete the Business Combination with EFGH, the delisting may make us less attractive as a merger partner for other potential target companies, as many targets seek to merge with entities that offer immediate access to a major national securities exchange. This could materially impair our ability to complete a business combination with other merger partners within the required timeframe, potentially subjecting us to dissolution and the return of funds held in trust to our public shareholders.

The SEC has recently issued final rules to regulate special purpose acquisition companies. Certain of the procedures that we, a potential business combination target, or others may determine to undertake in connection with such rules may increase our costs and the time needed to complete our Business Combination and may constrain the circumstances under which we could complete a business combination.

On January 24, 2024, the SEC issued final rules (the “SPAC Rules”) relating, among other items, to disclosures in business combination transactions between special purpose acquisition companies (“SPACs”) such as us and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; and the potential liability of certain participants in proposed business combination transactions. These SPAC Rules may increase the costs of and the time needed to negotiate and complete an initial business combination and may constrain the circumstances under which we could complete an initial business combination.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial Business Combination and instead liquidate the Company.

There is currently some uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like us. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company. If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company. Were we to liquidate, our securities would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including potential price appreciation of our securities.

Reimbursement of out-of-pocket expenses incurred by our insiders, officers, directors, advisory board members or any of their affiliates in connection with certain activities on our behalf, including in connection with the Business Combination, could reduce the funds available to us to consummate the Business Combination. In addition, an indemnification claim by one or more of our officers and directors in the event that any of them are sued in their capacity as an officer or director could also reduce the funds available to us outside of the Trust Account.

We may reimburse our insiders, officers, directors, advisory board members or any of their affiliates for out-of-pocket expenses incurred in connection with certain activities on our behalf, including in connection with the Business Combination. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, that, to the extent such expenses exceed the available proceeds not deposited in the trust, such expenses would not be reimbursed by us unless we consummate an Initial Business Combination. In addition, pursuant to the WinVest Charter and Delaware law, we may be required to indemnify our officers and directors in the event that any of them are sued in their capacity as an officer or director. We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Certificate of Incorporation and under Delaware law. In the event that we reimburse our insiders, officers, directors, advisory board members or any of their affiliates for out-of-pocket expenses prior to the consummation of the Business Combination or are required to indemnify any of our officers or directors pursuant to our WinVest Charter, Delaware law, or the indemnity agreements that we have entered into with them, we would use funds available to us outside of the Trust Account. Any reduction in the funds available to us could have a material adverse effect on our ability to consummate the Business Combination. Additionally, we have no policy that would prohibit these individuals and their affiliates from negotiating the reimbursement of such expenses by a target business. As a result, the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business. As of the date of this proxy statement/prospectus, other than the repayment of outstanding promissory notes and the payment of accrued obligations to the Sponsor pursuant to the Administrative Services Agreement, there were no out-of-pocket unpaid reimbursable expenses for which our insiders, officers, directors, advisory board members or any of their affiliates are awaiting reimbursement.

If we are unable to consummate the Business Combination, any loans made by the Sponsor would not be repaid, resulting in a potential conflict of interest in determining whether the Business Combination is in our stockholders’ best interests.

In order to meet our working capital needs following the consummation of the Initial Public Offering, our initial stockholders, officers and directors or their affiliates or our Sponsor may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. The loans would be non-interest bearing and would be payable at the consummation of a business combination. To date, we have received loans in the aggregate principal amount of $[•] from the Sponsor. If we fail to consummate the Business Combination, these loans would not be repaid. Consequently, the Sponsor may have a conflict of interest in determining whether the terms, conditions and timing of the Business Combination are appropriate and in our stockholders’ best interests.

WinVest and EFGH have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Pubco if the Business Combination is completed or (in the case of fees incurred by WinVest) by WinVest if the Business Combination is not completed.

WinVest and EFGH have incurred and expect to continue to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, WinVest and EFGH expect to incur up to $[•] in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Pubco if the Business Combination is completed or by WinVest if the Business Combination is not completed. If the Business Combination is not consummated, WinVest may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what Pubco’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Pubco’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

WinVest’s stockholders will experience immediate dilution as a consequence of the issuance of Pubco Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that WinVest’s current stockholders have on the management of Pubco.

It is anticipated that upon completion of the Business Combination, WinVest’s public stockholders will retain an ownership interest of approximately [•]% in Pubco, the Sponsor will retain an ownership interest of approximately [•]% of Pubco and the EFGH equity holders will own approximately [•]% of Pubco.

The ownership percentage with respect to Pubco does not take into account the redemption of any shares of WinVest Common Stock by the WinVest public stockholders. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the WinVest stockholders will be different and those changes could be material. Current stockholders will experience dilution to the extent Pubco issues additional Pubco Ordinary Shares after completion of the Business Combination, including any earnout shares or pursuant to the PIPE Financing whereby the PIPE Investors will purchase an assumed aggregate of [•] million PIPE Shares for gross proceeds of an estimated $[•], which is the amount projected as necessary to satisfy the minimum closing cash condition of $[•]. The percentage ownership the public stockholders are likely to retain will be reduced, including in relation to the larger percentage ownership the Initial Stockholders are likely to retain. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how WinVest’s Public Stockholders vote. As a result, no shares of Public Stock will need to be present to satisfy the quorum requirement for the meeting and no shares of Public Stock must be voted in favor of the Proposals for them to be approved.

The Sponsor and our other Initial Stockholders have agreed to vote any shares of WinVest Common Stock owned by them at the time of the Business Combination in favor of the Business Combination.

As of December 31, 2025, a total of 2,875,000 shares of WinVest Common Stock, or approximately 92% of the outstanding shares, were subject to the Sponsor Support Agreement. As a result, no shares of Public Stock will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, no shares of Public Stock must be voted in favor of the Proposals for them to be approved.

Pubco’s directors and officers may have interests in the Business Combination different from the interests of Public Stockholders.

Executive officers of WinVest negotiated the terms of the Business Combination Agreement with their counterparts at EFGH, and the WinVest Board determined that the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) are in the best interests of WinVest, approved the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) and declared their advisability, and recommended that WinVest’s stockholders approve and adopt the Business Combination Agreement and the Mergers and directed that the Business Combination Agreement and the transactions (including the Mergers) be submitted for consideration by WinVest’s stockholders. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that WinVest’s executive officers and directors may have financial interests in the Business Combination that may be different from, in addition to, or in conflict with, the interests of public stockholders. The WinVest Board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination Agreement and in recommending to WinVest’s stockholders that they vote to approve the adoption of the Business Combination Agreement. See “Proposal One — The Business Combination Proposal — Interests of WinVest’s Sponsor, Directors and Officers and Others in the Business Combination.”

Pubco may redeem unexpired Pubco Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.

Following the Business Combination, Pubco may redeem the Pubco Public Warrants, prior to their exercise at a time that is disadvantageous to the holder, thereby significantly impairing the value of such warrants. Pubco will have the ability to redeem outstanding Pubco Public Warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the closing price of the Pubco Class A Ordinary Shares equals or exceeds US$[•] per share (subject to adjustment for share sub-divisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading day period ending on the third trading business day prior to the date on which a notice of redemption is sent to the warrant holders and upon not less than 30 days’ prior written notice of redemption to each warrant holder. Pubco will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Pubco Class A Ordinary Shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

The WinVest Private Warrants are identical to the WinVest Public Warrants in all material respects, except that the WinVest Private Warrants and any outstanding warrants issued to Underwriter and any warrants issued to the Sponsor, Underwriter, Initial Stockholders, WinVest’s officers, directors or their affiliates in payment of working capital loans made to WinVest will not be transferred, assigned or sold (subject to certain exceptions) until the consummation of WinVest’s initial Business Combination.

If and when the Pubco Public Warrants become redeemable by Pubco, if Pubco has elected to require the exercise of Pubco Public Warrants on a cashless basis, Pubco may not exercise its redemption right if the issuance of Pubco Class A Ordinary Shares, upon exercise of the warrants is not exempt from registration or qualification under applicable state blue-sky laws or we are unable to effect such registration or qualification. Pubco will use its best efforts to register or qualify such Pubco Class A Ordinary Shares under the blue-sky laws of the state of residence in those states in which the warrants were offered by WinVest in the WinVest IPO. Redemption of the outstanding Pubco Public Warrants could force you (i) to exercise your Pubco Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

In the event Pubco determines to redeem the Pubco Public Warrants, holders of redeemable warrants would be notified of such redemption as described in the Warrant Agreement. Specifically, in the event that Pubco elects to redeem all of the redeemable warrants as described above, Pubco will fix a date for the redemption (“Warrant Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by Pubco not less than 30 days prior to the Warrant Redemption Date to the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Pubco’s posting of the redemption notice to DTC. In each case, Pubco may only call the Pubco Public Warrants for redemption upon a minimum of 30 days’ prior written notice of redemption to each holder, provided that holders will be able to exercise their Pubco Public Warrants prior to the time of redemption and, at Pubco’s election, any such exercise may be required to be on a cashless basis. The closing price for the shares of WinVest Common Stock as of [_________________] was US$[•] and has never exceeded the US$[•] threshold that would trigger the right to redeem the Public Warrants following the Closing.

On and prior to the Closing Date, the trading price per share value of WinVest Common Stock may be less than the per share value of the Trust Account. In addition, the net cash per WinVest Common Stock may be less than the amount in trust per share available to any redeeming public shareholders.

Although the parties to the Business Combination agreed the consideration to be provided to Pubco shareholders was valued at a price equal to the per share amount in the Trust Account at the time of the execution of the Business Combination Agreement, the cash backed value per share of WinVest Common Stock following the Business Combination may be substantially less than such per share price. Accordingly, WinVest Public Stockholders who do not exercise redemption rights will hold shares that will have a value to them ascribed by their trading price as of two business days prior to the Meeting, which may be substantially less than the amount they would have received upon exercise of redemption rights. In particular, the shares of most companies that are the result of a recently completed business combinations between a SPAC and an operating company have traded at prices substantially below $10.00 per share. As such, WinVest Public Stockholders who do not exercise redemptions right may hold securities that never obtain a value equal to or exceeding the current per share value of the Trust Account. Furthermore, the net cash per share of WinVest Common Stock may be less than the amount in trust per share available to redeeming WinVest Public Stockholders.

WinVest’s stockholders may be held liable for claims by third parties against WinVest to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to WinVest stockholders upon the redemption of WinVest Common Stock in the event WinVest does not complete its initial business combination by [        ], or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the WinVest Certificate of Incorporation or amendment to such certificate, or such later date that may be approved by WinVest’s stockholders, may be considered a liquidation distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is WinVest’s intention to redeem its WinVest Common Stock as soon as reasonably possible following [___________], or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the WinVest Certificate of Incorporation or amendment to such certificate, or such later date that may be approved by WinVest’s stockholders, in the event WinVest does not complete its business combination and, therefore, WinVest does not intend to comply with those procedures.

Because WinVest will not be complying with Section 280, Section 281(b) of the DGCL requires WinVest to adopt a plan, based on facts known to WinVest at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against WinVest within the 10 years following its dissolution. However, because WinVest is a blank check company, rather than an operating company, and WinVest’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from WinVest’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

If WinVest’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. WinVest cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, WinVest’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of WinVest’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the WinVest stockholders upon the redemption of the WinVest Common Stock in the event WinVest does not complete its initial business combination by [        ], or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the WinVest Certificate of Incorporation or amendment to such certificate, is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

The Excise Tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following the Business Combination, hinder our ability to consummate the Business Combination and decrease the amount of funds available for distribution in connection with a liquidation.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, imposes a 1% excise tax on the fair market value of stock repurchased by “covered corporations” beginning on January 1, 2023, with certain exceptions (the “Excise Tax”). The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which the stock is repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year.

The U.S. Department of the Treasury (the “Treasury Department”) has authority to promulgate regulations and provide other guidance regarding the Excise Tax. In December 2022, the Treasury Department issued Notice 2023-2, indicating its intention to propose such regulations and issuing certain interim rules on which taxpayers may rely. Under the interim rules, liquidation distributions made by publicly traded domestic corporations are exempt from the Excise Tax. In addition, any redemptions that occur in the same taxable year in which a liquidation is completed will also be exempt from such tax. Redemptions of our Public Stock in connection with an amendment to the WinVest Charter or in connection with the Business Combination may subject us to the Excise Tax unless one of the two exceptions above apply.

Any redemption or other repurchase that we make may be subject to the Excise Tax. Consequently, the value of our stockholder’s investment in our securities may decrease and the amount our stockholders may receive upon redemption may be negatively impacted as a result of the Excise Tax. Whether and to what extent we would be subject to the Excise Tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the structure of the Business Combination, (iii) the nature and amount of the PIPE Investment or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury Department. In addition, because the Excise Tax would be payable by us, and not by the redeeming holder, the mechanics of any required payment of the Excise Tax have not been determined. The foregoing could cause a reduction in the cash available for a stockholder redemption, could cause a reduction in the cash available to complete the Business Combination and could have an adverse effect on our ability to complete the Business Combination.

Risks Related to Redemption

There is no limit as to the number of WinVest’s public stockholders that may exercise their redemption rights in connection with the Business Combination, and the ability of WinVest’s public stockholders to exercise redemption rights with respect to the 258,778 shares of Public Stock outstanding may result in insufficient working capital following the Business Combination unless third-party financing is secured.

There is no maximum redemption limitation set forth in the Business Combination Agreement, and WinVest does not know how many stockholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on WinVest’s expectations (and those of the other parties to the Business Combination Agreement) as to the number of shares that will be submitted for redemption.

If too many public stockholders elect to redeem their shares and additional third-party financing is not available to Pubco, following the Business Combination, Pubco may not be able to maintain the listing of its securities on NYSE or another national securities exchange for lack of liquidity and may not have sufficient cash and liquidity to finance its operations as currently contemplated. Even if such third-party financing is available at acceptable terms, WinVest’s ability to obtain such financing is subject to restrictions set forth in the Business Combination Agreement. In addition, if Pubco is not able to obtain adequate third-party financing, transaction expenses incurred in completing the Business Combination could exceed Pubco’s working capital requirements following the consummation of the Business Combination, and Pubco may need to substantially alter, or possibly even discontinue, its operations.

Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels.

In the event that a significant number of shares of WinVest Common Stock are redeemed, the WinVest Common Stock (or Pubco Ordinary Shares following the Business Combination) may become less liquid.

WinVest has experienced high redemptions of WinVest Common Stock in the past. On November 30, 2022, in connection with the November 2022 Extension Meeting (as defined below), the holders of 9,606,887 shares of WinVest Common Stock properly exercised their right to redeem their WinVest Common Stock for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million. On June 30, 2023, in connection with the June 2023 Extension Meeting (as defined below), the holders of 627,684 shares of WinVest Common Stock properly exercised their right to redeem their WinVest Common Stock for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $6,721,794.56. On November 30, 2023, in connection with the November 2023 Extension Meeting (as defined below), the holders of 122,306 shares of WinVest Common Stock properly exercised their right to redeem their WinVest Common Stock for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $ 1,322,518. On June 3, 2024, in connection with the June 2024 Extension Meeting (as defined below), the holders of 650,790 shares of WinVest Common Stock properly exercised their right to redeem their WinVest Common Stock for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of approximately $7,367,203.65. On December 16, 2024, in connection with the December 2024 Extension Meeting (as defined below), the holders of 233,555 shares of WinVest Common Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.00 per share, for an aggregate redemption amount of approximately $2,801,498. On June 16, 2025, in connection with the June 2025 Extension Meeting (as defined below), the holders of 527 shares of WinVest Common Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.92 per share, for an aggregate redemption amount of approximately $6,808. On September 16, 2025, in connection with the September 2025 Extension Meeting (as defined below), the holders of 38,215 shares of WinVest Common Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $13.92 per share, for an aggregate redemption amount of approximately $511,042.

As of the Record Date, there will be            publicly held shares of WinVest Common Stock outstanding and approximately $2.9 million in the Trust Account. If a significant number of remaining outstanding shares of WinVest Common Stock are redeemed in connection with the Business Combination and the Business Combination is consummated, Pubco will receive lesser proceeds from the Business Combination. Additionally, the redemption of

WinVest Common Stock in connection with the Business Combination will adversely affect the trading volume of Pubco Ordinary Shares, represented by Pubco ADSs, following the Business Combination, which may impair your ability to sell your Pubco ADSs and may also impair Pubco’s ability to raise additional capital on favorable terms after the Business Combination. In the event Pubco obtains lesser proceeds from the Business Combination, it may be required to raise additional capital following the Business Combination to fund its operations and business plan, even if under unfavorable terms or prices. If Pubco raises additional capital in the form of sales of Pubco Ordinary Shares, represented by Pubco ADSs, the sale and issuance of such Pubco Ordinary Shares, represented by Pubco ADSs, or even the perception that these sales might occur, could put significant downward pressure on the price of the Pubco ADSs and cause the market price of the Pubco ADSs to decline. This could impair Pubco’s ability to raise additional capital through a future sale of, or pay for acquisitions using, Pubco’s equity securities. Any future issuance by Pubco of equity securities would also dilute the interests of holders of Pubco ADSs.

WinVest Public Stockholders who wish to redeem their WinVest Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If WinVest’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their WinVest Public Shares for a pro rata portion of the funds held in the Trust Account.

A WinVest Public Stockholder will be entitled to receive cash for any WinVest Public Shares to be redeemed only if such WinVest Public Stockholder: (i)(a) holds WinVest Public Shares; (ii) submits a written request to WinVest’s transfer agent, in which it (a) requests that WinVest redeem all or a portion of its WinVest Public Shares for cash, and (b) identifies itself as a beneficial holder of the WinVest Public Shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to the transfer agent physically or electronically through DTC. Holders must complete the procedures for electing to redeem their WinVest Public Shares in the manner described above prior to 5:00 P.M., Eastern Time, on            , 2026 (two business days before the Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a WinVest Public Stockholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is WinVest’s understanding that WinVest Public Stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because WinVest does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, WinVest Public Stockholders who wish to redeem their WinVest Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a WinVest Public Stockholder properly exercises its right to redeem all or a portion of the WinVest Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, then WinVest will redeem such WinVest Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of the WinVest IPO, calculated as of two business days prior to the consummation of the Business Combination. Please see the section titled “Special Meeting of WinVest’s Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

Investors may not have sufficient time to comply with the delivery requirements associated with exercise of their redemption rights.

Pursuant to the WinVest Charter, WinVest is required to give a minimum of only five clear days’ notice (meaning 5 days’ notice, excluding the day when the notice is received or deemed to be received and the day for which it is given or which it is to take effect) for a special meeting of shareholders. As a result, if WinVest requires WinVest Public Stockholders who wish to convert their WinVest Public Shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with specific delivery requirements for conversion, holders may not have sufficient time to receive the notice and deliver their shares for conversion. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain WinVest’s securities when they otherwise would not want to.

If a WinVest Public Stockholder or a “group” of WinVest Public Stockholders are deemed to hold in excess of 15% of WinVest Public Shares, that WinVest Public Stockholder or WinVest Public Stockholders will lose the ability to redeem all such shares in excess of 15% of WinVest Public Shares, absent WinVest’s consent.

A holder of WinVest Public Shares, together with any affiliate of such shareholder or any other person with whom such WinVest Public Stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the WinVest Public Shares, which is referred to as the “Excess Shares.” Accordingly, if a WinVest Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the WinVest Public Shares, then any such Excess Shares would not be redeemed for cash, without WinVest’s prior consent. However, such WinVest Public Stockholder may vote all their shares (including Excess Shares) for or against the Business Combination. A WinVest Public Stockholder’s inability to redeem the Excess Shares will reduce such WinVest Public Stockholder’s influence over WinVest’s ability to complete the Business Combination and such WinVest Public Stockholder could suffer a material loss on such WinVest Public Stockholder’s investment in WinVest if the WinVest Public Stockholder sells Excess Shares in open market transactions. Additionally, a WinVest Public Stockholder will not receive Redemption distributions with respect to the Excess Shares if WinVest completes the Business Combination. As a result, such WinVest Public Stockholder will continue to hold that number of WinVest Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell such shares in open market transactions, potentially at a loss.

There is no guarantee that a WinVest Public Stockholder’s decision whether to redeem its WinVest Public Shares for a pro rata portion of the Trust Account will put the WinVest Public Stockholder in a better future economic position.

WinVest can give no assurance as to the price at which a WinVest Public Stockholder may be able to sell its WinVest Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in WinVest’s share price, and may result in a lower value realized now than a WinVest Public Stockholder might realize in the future had the WinVest Public Stockholder not redeemed its shares. Similarly, if a WinVest Public Stockholder does not redeem its WinVest Public Shares, the WinVest Public Stockholder will bear the risk of ownership of the WinVest Public Shares after the consummation of any initial business combination, and there can be no assurance that a WinVest Public Stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A WinVest Public Stockholder should consult the WinVest Public Stockholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.

Pubco may redeem the unexpired Pubco Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We will have the ability to redeem the outstanding Pubco Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, if, among other things, the last sales price of the Pubco Ordinary Shares, represented by Pubco ADSs, equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant). If and when the Pubco Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Pubco Warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants.

Risks Related to Pubco’s Securities

The price of Pubco’s securities may be volatile, and the value of its securities may decline.

Pubco cannot predict the prices at which its securities will trade. The price of Pubco’s securities may not bear any relationship to the market price at which its securities will trade after the Business Combination or to any other established criteria of the value of its business and prospects, and the market price of its securities following the Business Combination may fluctuate substantially and may be lower than the price agreed by WinVest and EFGH in connection with the Business Combination. In addition, the trading price of Pubco’s securities following the Business Combination could be subject to fluctuations in response to various factors, some of which are beyond its control. These fluctuations could cause you to lose all or part of your investment. Factors that could cause fluctuations in the trading price of Pubco’s securities include the following:

•        actual or anticipated fluctuations in Pubco’s financial condition or results of operations;

•        variance in Pubco’s financial performance from the expectations of securities analysts;

•        changes in Pubco’s projected operating and financial results;

•        changes in laws or regulations applicable to Pubco’s business;

•        announcements by Pubco or its competitors of significant business developments, acquisitions or new offerings;

•        sales of Pubco’s securities by its shareholders or warrant holders, as well as the anticipation of lockup releases;

•        Pubco’s involvement in material litigation;

•        conditions or developments affecting the digital infrastructure industries in Africa and Pan-Asia;

•        changes in senior management or key personnel;

•        the trading volume of Pubco’s securities;

•        general economic and market conditions; and

•        other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

Outstanding WinVest Warrants will be assumed by Pubco and converted into corresponding warrants to purchase Pubco Class A Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to Pubco’s shareholders.

Outstanding WinVest Warrants will be assumed by Pubco and converted into corresponding warrants to purchase an aggregate of [•] Pubco Class A Ordinary Shares. The Assumed Warrants will not become exercisable until 30 days after the Closing, and will expire five years after the completion of the Business Combination. Each Assumed Warrant will entitle the holder thereof to purchase one Pubco Share at a price of US$[•] per whole share, subject to adjustment. The Assumed Warrants may be exercised only for a whole number of Pubco Class A Ordinary Shares. To the extent such warrants are exercised, additional Pubco Class A Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Pubco Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Pubco Class A Ordinary Shares. The exclusive forum provision in the warrant agreement can result in increased costs to investors to bring a claim.

The Pubco A&R MAA contains certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Pubco A&R MAA that will be in effect upon consummation of the Business Combination contains provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for Pubco Class A Ordinary Shares and therefore depress the trading price of Pubco ADSs. These provisions could also make it difficult for shareholders to take certain actions, including appointing directors who are not nominated by EFGH or taking other corporate actions, including effecting changes in Pubco’s management following the Business Combination. See “Description of Pubco’s Share Capital.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in Pubco’s board of directors or management.

A market for Pubco’s securities may not develop or be sustained, which would adversely affect the liquidity and price of Pubco’s securities.

Following the Business Combination, the price of Pubco’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. A substantial amount of Pubco Shares will be subject to transfer restrictions following the Business Combination. An active trading market for Pubco’s securities following the Business Combination may never develop or, if developed, may not be sustained. In addition, the price of Pubco’s securities after the Business Combination may vary due to general economic conditions and forecasts, Pubco’s general business condition and the release of its financial reports. Additionally, if Pubco’s securities are not listed on the New York Stock Exchange and are quoted on over-the-counter market, the liquidity and price of Pubco’s securities may be more limited than if Pubco’s securities were quoted or listed on the New York Stock Exchange or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about Pubco, Pubco’s business, its market or its competitors, or if they change their recommendations regarding Pubco’s securities adversely, the price and trading volume of Pubco’s securities could decline.

The trading market for Pubco’s securities will be influenced by the research and reports that industry or securities analysts may publish about Pubco, Pubco’s business, its market or its competitors. If any of the analysts who may cover Pubco following the Business Combination change their recommendation regarding Pubco’s securities adversely, or provide more favorable relative recommendations about Pubco’s competitors, the price of Pubco’s securities would likely decline. If any analyst who may cover Pubco following the Business Combination were to cease their coverage or fail to regularly publish reports on Pubco, Pubco could lose visibility in the financial markets, which could cause the price or trading volume of Pubco’s securities to decline.

The issuance of additional share capital in connection with financings, acquisitions, investments, Pubco’s equity incentive plans or otherwise will dilute all other shareholders.

Pubco expects to issue additional share capital in the future, which will result in dilution to all shareholders. Pubco also expects to adopt a share incentive plan and grant equity awards to key employees. Pubco may also raise capital through equity financings in the future. As part of Pubco’s business strategy, it may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of the additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Pubco Class A Ordinary Shares to decline.

Pubco does not intend to pay dividends before it becomes profitable, and as a result, your ability to achieve a return on your investment in the foreseeable future will depend on appreciation in the price of the Pubco Class A Ordinary Shares.

Pubco does not intend to pay any cash dividends before it becomes profitable, which may not occur in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of Pubco’s board of directors. Accordingly, you may need to rely on sales of the Pubco Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

A significant portion of Pubco’s outstanding shares may not be immediately resold but may be sold into the market in the near future. This could cause the market price of the Pubco Class A Ordinary Shares to drop significantly, even if Pubco’s business is doing well.

After the Business Combination (and assuming no redemptions of WinVest Public Shares), the Sponsor Parties and WinVest’s current officers and directors will hold approximately [•]% of the Pubco Shares, or [•] Pubco Shares into which the WinVest Founder Shares will convert. Pursuant to the terms of the Insider Letter, the WinVest Founder Shares (which will be converted into shares of Pubco Shares at the Effective Time) are subject to a lock-up. We may, on or before the consummation of the Business Combination, distribute some or all of the WinVest Founder Shares held by the Sponsor and release some or all of the WinVest Founder Shares from such lock-up restrictions in connection with applicable stock exchange listing requirements. Additionally, according to certain lock-up agreements with the Founder and other key shareholders of EFGH, [•]% of the Pubco Shares held by such shareholders upon the consummation of the Business Combination will be subject to lock-up. Pubco Shares issued to other shareholders of EFGH as consideration in connection with the Business Combination are subject to a six-month lock-up.

Moreover, the holders of the WinVest Founder Shares are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the WinVest IPO. The presence of these additional Pubco Shares trading in the public market may have an adverse effect on the market price of Pubco Class A Ordinary Shares.

The reduced reporting and disclosure requirements applicable to emerging growth companies may make Pubco’s securities less attractive to investors.

Pubco is and, following the Business Combination, will be an “emerging growth company” as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in Pubco’s periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Pubco does not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of Pubco’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Pubco will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (i) following the fifth anniversary of the consummation of the Business Combination, (ii) in which Pubco has total annual gross revenue of at least US$1.235 billion, or (iii) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco’s common equity that is held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which Pubco has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period.

Investors may find Pubco’s securities less attractive if it chooses to rely on these exemptions, and there may be a less active trading market for Pubco’s securities, and the price of such securities may be more volatile.

Pubco will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices.

As a public company, Pubco will incur significant legal, accounting and other expenses, which Pubco expects to further increase after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Pubco’s management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase Pubco’s legal and financial compliance costs and will make some activities more time-consuming and costly.

In the past, shareholders of some public companies brought securities class action suits against these companies following periods of instability in the market price of these companies’ securities. Pubco’s involvement in a class action suit could divert a significant amount of its management’s attention and other resources from its business, which could harm its results of operations and require it to incur significant expenses to defend the suit.

Any such class action suit, whether or not successful, could harm Pubco’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against it, Pubco may be required to pay significant damages, which could materially and adversely affect its financial condition and results of operations.

If Pubco is characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The determination of whether Pubco will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by WinVest and EFGH and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that Pubco will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether Pubco or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in Pubco’s composition, the composition of Pubco’s income or the composition of its assets may cause it to be or become a PFIC for the current or subsequent taxable years. Whether Pubco is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If Pubco is a PFIC for any taxable year, a U.S. Holder of its securities may be subject to adverse tax consequences and may incur certain information reporting obligations.

If Pubco’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of Pubco’s securities.

Following the Closing, the Initial Stockholders are entitled to make a demand that Pubco register the resale of their WinVest Founder Shares, Private Placement Warrants, and any Pubco Ordinary Shares, represented by Pubco ADSs, issuable upon exercise of the foregoing warrants at any time commencing three months prior to the date on which the Founder Shares may be released from escrow. Additionally, the Initial Stockholders or their affiliates may be issued Private Placement Warrants in payment of working capital loans made to WinVest, and are entitled to demand that WinVest register the resale of such Private Placement Warrants and the shares underlying such Private

Placement Warrants commencing at any time after WinVest consummates an Initial Business Combination. If such persons exercise their registration rights with respect to all of the securities currently held by them, then there will be an additional 2,875,000 shares of WinVest Common Stock (excluding up to 5,450,000 Warrant Shares) and 10,900,000 Private Placement Warrants eligible for trading in the public market. Additionally, in connection with the Closing, Pubco will grant additional registration rights to Mr. Dennis Ng pursuant to the Registration Rights Agreement. The presence of additional Pubco ADSs and Pubco Warrants (and underlying securities) trading in the public market may have an adverse effect on the market price of Pubco’s securities

We may not hold an annual meeting of stockholders until after the consummation of our Initial Business Combination.

Pursuant to Nasdaq Listing Rule 5620(a), we are required to comply with the Annual Meeting Requirement. We did not hold an annual meeting within twelve months of our fiscal year ended December 31, 2023. Accordingly, on January 27, 2025, we received a written notice from the staff of the Listing Qualifications Department of Nasdaq notifying us that we no longer comply with Nasdaq Listing Rule 5620(a) for continued listing due to such failure to hold an annual meeting of stockholders. We presented our views to the Panel with respect to the Annual Meeting Requirement in writing on February 3, 2025. We intend to hold a meeting of shareholders within twelve months of completing our Initial Business Combination.

Additionally, under Section 211(b) of the DGCL, we are required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with our bylaws unless such election is made by written consent in lieu of such a meeting. We have not held an annual meeting of stockholders to date, and it is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of our Initial Business Combination. Accordingly, we are not currently and may not in the future be in compliance with Section 211(b) of the DGCL, which requires an annual meeting. Therefore, if our stockholders want us to hold an annual meeting prior to the consummation of our Initial Business Combination, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

Pubco Class A Ordinary Shares may be delisted under the HFCAA if the PCAOB is unable to inspect our auditor. The delisting of Pubco Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, the United States enacted the Holding Foreign Companies Accountable Act in December 2020. Trading in our securities on U.S. markets may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction.

Pubco’s auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this filing, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB inspections. However, if PCAOB is unable to inspect or investigate completely Pubco’s auditor, or if Pubco fails to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, Pubco will be identified as a “Commission-identified Issuer” following the filing of the annual report for the relevant fiscal year. In accordance with HFCAA, Pubco Class A Ordinary Shares will be delisted from NYSE, and will not be permitted for trading over the counter if Pubco is identified as a Commission-identified Issuer for two consecutive years. If Pubco Class A Ordinary Shares are prohibited from trading in the United States, Pubco cannot assure you that such shares will be listed on a non-U.S. exchange or that a market for its shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on our share price.

SPECIAL MEETING OF WINVEST’S STOCKHOLDERS

General

WinVest is furnishing this proxy statement/prospectus to WinVest’s stockholders as part of the solicitation of proxies by WinVest’s board of directors for use at the Meeting to be held on            , 2026, and at any adjournment thereof. This proxy statement/prospectus provides WinVest’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held on            , 2026 at            a.m., Eastern Time, at            . You can participate in the Meeting and vote your shares electronically via live webcast at            with the password of            .

Purpose of the Special Meeting of Stockholders of WinVest

At the Meeting, WinVest is asking holders of WinVest Common Stock to:

•        consider and vote upon the Business Combination Proposal to, among other things, adopt the Business Combination Agreement and approve the transactions contemplated by the Business Combination Agreement;

•        consider and vote upon the Pubco Memorandum and Articles Proposal to approve, in connection with the Business Combination, the replacement of the Pubco Existing Articles with the Pubco A&R MAA;

•        consider and vote upon the Organizational Documents Advisory Proposals to approve on an advisory and non-binding basis, in the material differences between the WinVest Charter and the Pubco A&R MAA relating to the authorized share capital, the status as blank check company, the number of directors, and the shareholder meeting quorum as described in the four proposals;

•        consider and vote upon the Pubco Director Election Proposal;

•        consider and vote upon the Equity Incentive Plan Proposal to approve the Pubco Equity Incentive Plan, and authorization of shares reserved under the Pubco Equity Incentive Plan; and

•        consider and vote upon the Adjournment Proposal to adjourn the Meeting to a later date or dates, if necessary or desirable, at the determination of the WinVest Board.

Recommendation of WinVest Board of Directors

WinVest’s board of directors has unanimously determined that the Business Combination Proposal and the other proposals to be presented at the Meeting are fair to and in the best interests of WinVest and its stockholders; has unanimously approved the Business Combination Proposal; and unanimously recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Pubco Memorandum and Articles Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” each of the director nominees set forth in the Pubco Director Election Proposal, “FOR” the Equity Incentive Plan Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal if presented at the Meeting.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

WinVest has fixed the close of business on            , 2026, as the “Record Date” for determining WinVest stockholders entitled to notice of and to attend and vote at the Meeting. As of the close of business on the Record Date, there were            WinVest Common Stock issued and outstanding and entitled to vote. Each WinVest Common Stock is entitled to one vote per share at the Meeting.

Quorum

The presence, in person or by proxy, of the holders of no less than a majority of all the issued and outstanding WinVest Common Stock entitled to vote constitutes a quorum at the Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to WinVest but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal, the Pubco Memorandum and Articles Proposal, the Organizational Documents Advisory Proposals, the Pubco Director Election Proposal and the Equity Incentive Plan Proposal.

Abstentions and broker non-votes are not treated as votes cast and will have no effect on any of the proposals.

Vote Required

The approval of each of the Business Combination Proposal and the Pubco Memorandum and Articles Proposal will require a vote of a majority of the shares of WinVest Common Stock issued and outstanding. The approval of the Organizational Documents Advisory Proposals, the Pubco Director Election Proposal and the Equity Incentive Plan Proposal will require a majority of the shares which are cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting. In connection with the Business Combination, the holders of WinVest’s Founder Shares have indicated that they intend to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of            , 2026, the Sponsor held [    ] WinVest Common Stock, which constitute approximately [    ]% of the total issued and outstanding WinVest Common Stock.

Voting Your Shares

Each share of WinVest Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of WinVest Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Voting Your Shares — Stockholders of Record

Each share of WinVest Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of WinVest Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your WinVest Common Stock at the Meeting.

•        You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the WinVest Board “FOR” the Business Combination Proposal, “FOR” the Pubco Memorandum and Articles Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” each of the director nominees set forth in the Pubco Director Election Proposal, “FOR” the Equity Incentive Plan Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal.

•        You Can Attend the Meeting and Vote Online.    WinVest will be hosting the Meeting via live webcast. If you attend the Meeting, you may submit your vote at the Meeting online at https://www.cstproxy.com/            , in which case any votes that you previously submitted will be superseded by the vote that you cast at the Meeting. See “— Registering for the Meeting” above for further details on how to attend the Meeting.

Voting Your Shares — Beneficial Owners

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from WinVest. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided. To vote yourself at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental Stock Transfer & Trust Company. Requests for registration should be directed to Mark Zimkind via email at mzimkind@continentalstock.com. Written requests can also be mailed to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attn: Leicia Savinetti
E-mail: lsavinetti@continentalstock.com

Requests for registration must be labelled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on            , 2026.

You will receive a confirmation of your registration by email after WinVest receives your registration materials. You can participate in the Meeting and vote your shares electronically by visiting            with the password of            . You will also need a voter control number included on your proxy card in order to be able to vote your shares during the Meeting. Follow the instructions provided to vote. WinVest encourages you to access the Meeting prior to the start time leaving ample time for the check in.

Attending the Meeting

The Meeting will be held virtually on            , 2026 at            Eastern Time via live webcast on the Internet. You can participate in the Meeting and vote your shares electronically by visiting            with the password of            .

Revoking Your Proxy

If you are a shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may enter a new vote by Internet or telephone;

•        you may send a later-dated, signed proxy card to WinVest’s Chief Executive Officer at 125 Cambridgepark Drive, Suite 301, Cambridge, Massachusetts 02140, which notice must be received, so that it is received by WinVest’s Chief Executive Officer on or before the Meeting; or

•        you may attend the Meeting via the live webcast noted above, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares of WinVest, you may call Advantage Proxy, Inc., WinVest’s proxy solicitor, at (877) 870-8565 or banks and brokers can call at.

Redemption Rights

Holders of WinVest Public Shares may seek to redeem their WinVest Public Shares, regardless of whether or not they are holders on the Record Date or whether or how they vote at the Meeting, but no later than 5:00 p.m. Eastern Time on            , 2026 (two (2) business days prior to the Meeting). Any shareholder holding WinVest Public Shares may demand that WinVest redeem such shares for a full pro rata portion of the Trust Account (which was approximately US$            per share as of            , 2026), net of taxes payable, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks Redemption as described in this section and the Business Combination is consummated, WinVest will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

WinVest’s Sponsor, officers and directors will not have redemption rights with respect to any WinVest Common Stock owned by them, directly or indirectly.

WinVest stockholders who seek to redeem their WinVest Public Shares are required to (A) submit their request in writing to Continental Stock Transfer & Trust Company, WinVest’s transfer agent and (B) deliver their shares, either physically or electronically using The Depository Trust Company’s DWAC System, to WinVest’s transfer agent no later than 5:00 p.m. Eastern Time on            , 2026 (two (2) business days prior to the Meeting). If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system.

Any demand for Redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with WinVest’s consent, until the consummation of the Business Combination, or such other date as determined by the WinVest Board. If you delivered your shares for redemption to WinVest’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that WinVest’s transfer agent return the shares (physically or electronically).

If the Business Combination is not approved or completed for any reason, then WinVest Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the cash in the Trust Account, as applicable. WinVest will thereafter promptly return any shares delivered by WinVest Public Stockholders. In such case, holders may only share in the assets of the Trust Account upon the liquidation of WinVest. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors. However, the Business Combination will not be consummated if redemptions would cause WinVest to not have at least US$5,000,001 in net tangible assets immediately prior to, or upon such consummation of the Business Combination.

The closing price of the WinVest Common Stock on the Record Date was US$            . The cash held in the Trust Account on such date was approximately US$            (approximately US$            per WinVest Public Share). Prior to exercising redemption rights, stockholders should verify the market price of the WinVest Common Stock as they may receive higher proceeds from the sale of their WinVest Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption price. WinVest cannot assure its stockholders that they will be able to sell their WinVest Common Stock in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of WinVest Public Shares exercises its redemption rights, then it will be exchanging its WinVest Public Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand Redemption and deliver your share certificate (either physically or electronically) to WinVest’s transfer agent prior to the vote at the Meeting, and the Business Combination is consummated.

If a holder of WinVest Public Shares exercises its redemption rights, it will not result in the loss of any WinVest Public Warrants that it may hold and, upon consummation of the Business Combination, each whole Warrant will become a warrant of Pubco exercisable to purchase one Pubco Ordinary Share in the form of Pubco ADSs, subject to certain conditions, in lieu of one WinVest Common Stock for a purchase price of US$11.50 per Pubco Ordinary Share. If a holder redeems its WinVest Public Shares at Closing but continues to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by holders of Public Warrants, based on the closing trading price per Public Warrant as of            , 2026, would be approximately US$            regardless of the amount of redemptions by WinVest Public Stockholders.

Appraisal Rights

Pursuant to Section 262 of the DGCL, WinVest stockholders will not have appraisal rights in connection with the SPAC Merger.

Proxy Solicitation Costs

WinVest is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. WinVest and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. WinVest will bear the cost of the solicitation.

WinVest has hired Advantage Proxy, Inc. to assist in the proxy solicitation process for a fee of US$            .

WinVest will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. WinVest will reimburse them for their reasonable expenses.

PROPOSAL ONE — THE BUSINESS COMBINATION PROPOSAL

The following is a discussion of the proposed Business Combination and the Business Combination Agreement. This is a summary only and may not contain all of the information that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. WinVest’s stockholders are urged to read this entire proxy statement/prospectus carefully, including the Business Combination Agreement, for a more complete understanding of the Business Combination.

Background of the Business Combination

WinVest was incorporated in Delaware on March 1, 2021, for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

Prior to entering into the Business Combination Agreement, WinVest conducted a thorough search for a business combination target, drawing upon the networks of relationships of its management team, the members of the WinVest Board and input from the Sponsor and its affiliates across different industries, leveraging the significant experience of WinVest’s officers, directors and consultants in analyzing and evaluating companies and market opportunities across a variety of sectors. Prior to consummating its IPO on September 17, 2021, neither WinVest, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed transaction with EFGH. The terms of the proposed Business Combination with EFGH are the result of arm’s-length negotiations between representatives of WinVest and EFGH. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Including EFGH and those targets evaluated prior to the closing of the Investment Agreement, WinVest formally evaluated approximately 80 business combination opportunities across a variety of sectors, including financial services and media, technology, pharmaceuticals, and manufacturing. WinVest executed non-disclosure agreements with 27 potential target businesses and engaged in substantive discussions with advisors, significant stockholders and/or other representatives of such businesses. For the potential business combination opportunities that were deemed to warrant significant interest, WinVest management and members of the WinVest Board carried out diligence efforts, including by receiving presentations from and holding discussions with management teams, evaluating management experience and engaging in readiness discussions, and assessing these target companies’ financial condition and growth prospects within their respective industries and markets.

WinVest, in the course of its search and evaluation process, distributed initial indications of interest to 14 potential business combination targets (including EFGH). Three of these targets subsequently resulted in an executed letter of intent or purchase agreement negotiations: a biopharmaceutical company (“Target A”), Xtribe, and EFGH. From November 2022 to January 2023, WinVest conducted due diligence and worked on a potential merger with Target A, but both parties mutually agreed to terminate based on market conditions and an inability to raise PIPE financing for Target A.

In December 2022, WinVest signed a non-binding letter of intent with Xtribe, a European e-commerce company. From December 2022 to June 2023, the parties conducted due diligence, audit work, and continued discussions with regards to the purchase agreement. From June 2023 to March 2024, the parties mutually agreed to suspend discussions due to market conditions. As market conditions improved, the parties began to explore potential financing alternatives to fund the proposed transaction. In April 2024, the parties reinitiated the business combination process, and after subsequent discussions, signed a Business Combination Agreement on May 9, 2024. From July 2024 through September 2024, the parties and their respective counsels discussed, negotiated, and made changes to the Business Combination Agreement related to jurisdictional changes, subsidiaries, and capital structure of the deal. On September 16, 2024, a revised Business Combination Agreement was executed.

From September 2024 through October 2025, the parties continued efforts to raise PIPE financing to support the transaction. However, following continued delays with gaining needed commitments on PIPE financing for the transaction, and based on a lapse of the outside date from the Business Combination Agreement, WinVest terminated the Business Combination Agreement on December 2, 2025.

Engagement Letter with Welsbach

On June 10, 2025, EFGH entered into an engagement letter (the “Welsbach Engagement Letter”) with Welsbach, pursuant to which Welsbach agreed to provide corporate consultancy services and facilitate business introduction meetings to support EFGH’s fundraising efforts. The services include: (i) assisting in the preparation of a data room and identifying a suitable investment banking firm to provide sell-side M&A and capital raising services, with the goal of obtaining an engagement letter with such firm on terms acceptable to EFGH; (ii) upon execution of an engagement letter with an investment bank, arranging videoconference meetings between EFGH and interested SPAC sponsors and acting as an economic advisor to EFGH and its board in connection therewith; and (iii) providing advisory support in connection with any merger and capital raising transaction resulting from introductions made under the engagement.

In consideration for these services, EFGH agreed to pay Welsbach an initial fee of US$35,000, payable upon execution of the Welsbach Engagement Letter. Additionally, if EFGH consummates a financing or merger transaction (including the Business Combination) with a party introduced through the engagement, Welsbach is entitled to: (a) A financial consultancy fee equal to the difference between 5.00% and the percentage fee charged by the corresponding investment bank for fundraising services, multiplied by the gross amount of such financing, subject to a minimum of 1.00% and not less than zero; and (b) an economic advisory fee equal to the difference between 2.00% and the percentage fee charged by the corresponding investment bank, multiplied by the gross transaction size upon closing of the merger, subject to a minimum of 0.50% and not less than zero. These contingent fees are payable at the closing of the applicable transaction on the same terms as those payable to the sell-side investment bank. The Welsbach Engagement Letter also provides for reimbursement of Welsbach’s reasonable and documented out-of-pocket expenses (including legal fees) upon consummation of a transaction or termination of the agreement, subject to EFGH’s prior approval.

The agreement may be terminated by either party with seven days’ advance written notice and remains in effect for up to 24 months following termination with respect to any transaction closing within that period. It includes customary provisions regarding indemnification, contribution, confidentiality, limitations on liability, representations regarding information provided by EFGH, non-disclosure of the agreement without consent, governing law, and other standard terms.

EFGH estimates that the total fees payable to Welsbach in connection with the Business Combination will be approximately US$[•], based on the terms of the Business Combination and any related financing. A copy of the Welsbach Engagement Letter is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Capital Markets Advisory Agreement with D. Boral

On July 16, 2025, EFGH entered into a capital markets advisory agreement (the “D. Boral Agreement”) with D. Boral, a FINRA-registered broker-dealer, pursuant to which D. Boral agreed to act as EFGH’s exclusive capital markets advisor. The services include, upon EFGH’s request: (i) apprising itself of EFGH’s business and providing strategic advice on capital structure, financing options, market conditions, and business plans; (ii) assisting in preparing marketing materials, investor presentations, and non-deal roadshows; (iii) assisting in broadening EFGH’s shareholder base and making strategic introductions to potential investors, underwriters, or financial intermediaries; (iv) exploring and evaluating financing structures and assisting in capitalization strategies; (v) working with EFGH to develop a data room for due diligence; and (vi) providing other mutually agreed capital markets advisory and investment banking services. D. Boral’s role in any offer or sale of securities is limited to advisor and introducer, with solicitations handled by EFGH or other FINRA members.

In consideration for these services, EFGH paid D. Boral an advance expense fee of US$50,000 upon execution. Additionally, if EFGH consummates a financing or transaction (including the Business Combination) during the term or within a 12-month tail period with a party introduced or contacted by D. Boral: (i) for public or private equity or equity-linked placements, D. Boral is entitled to a cash fee of 4% of the amount raised, invested, or committed; (ii) for debt placements, a cash fee of 3% of the amount raised, invested, or committed; and (iii) for merger and acquisition transactions, a cash fee of 1.5% of the transaction consideration (including cash, securities, assumed liabilities, and contingent payments, valued as specified in the D. Boral Agreement). Separately, D. Boral is entitled to a cash fee of 4% of gross proceeds from any equity, debt, or equity derivative financing with investors introduced by D. Boral during the term, if consummated within a 12-month tail period. Fees are payable in cash at closing, with provisions for valuing non-cash consideration and contingent payments. EFGH also agreed to reimburse D. Boral’s reasonable expenses (including legal fees and travel) upon request.

The D. Boral Agreement grants D. Boral a right of first refusal, for 12 months following completion of any financing, to act as sole investment banker, book-runner, or placement agent for future public or private equity, debt, or equity-linked offerings, subject to customary terms and EFGH’s right to sell securities directly to its directors and affiliates without a broker-dealer. During the term, EFGH may not engage other advisors for similar services without D. Boral’s involvement.

The initial term is six months, automatically renewing month-to-month thereafter, and terminable by either party with 10 days’ written notice after the initial term. Provisions for fees, tail periods, right of first refusal, indemnification, and certain other terms survive termination. The D. Boral Agreement includes customary indemnification, confidentiality, limitations on liability, and representations and warranties.

EFGH estimates that the total fees payable to D. Boral in connection with the Business Combination will be approximately US$[•], excluding the advance fee and reimbursable expenses. A copy of the D. Boral Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Description of Negotiations between WinVest and EFGH

On August 27, 2025, WinVest entered into a non-disclosure agreement with D. Boral related to potential acquisition targets for WinVest. On September 1, 2025, D. Boral introduced EFGH to representatives of WinVest’s management team and advisory board as a potential business combination partner. On September 1, 2025, the parties held an initial conference call to learn more about EFGH’s business to discuss a number of topics, including an overview of EFGH’s business, the addressable market opportunity, business model, competitive dynamics, pipeline, risks and opportunities, and reasons for going public.

On September 4, 2025, WinVest presented EFGH with a draft letter of intent. On September 15, 2025, EFGH sent WinVest a redlined version of the letter of intent. The parties discussed and negotiated terms of the letter of intent on a phone call on September 19, 2025.

On September 24, 2025, EFGH management provided WinVest with access to its data room. From late September 2025 through early December 2025, WinVest conducted comprehensive due diligence on EFGH, including historical financial results, business operations, product pipelines, review of key team members, growth opportunities, competition, business plans, technology stack, vendors, key contracts, business risks and mitigants, and capital needs.

On September 26, 2025, the parties exchanged emails about drafting the Business Combination Agreement.

On October 2, 2025, representatives of WinVest and EFGH met in D. Boral’s offices in New York to discuss the transaction and fundraising strategy for the PIPE. The parties then met after this meeting to discuss a variety of due diligence topics and plans for the deSPAC.

On October 6, 2025, WinVest, EFGH, and their respective counsels held a call to discuss the Business Combination Agreement. From October 6, 2025 through October 23, 2025, the parties negotiated the Business Combination Agreement and both parties’ counsels exchanged communications about changes to the Business Combination Agreement. On October 24, 2025, WinVest, EFGH, and their respective counsels held a call to discuss the current version of the Business Combination Agreement and to address outstanding items. On October 29, 2025, WinVest sent EFGH a revised version of the Business Combination Agreement to address these outstanding items.

On November 5, 2025, WinVest and EFGH exchanged emails in preparation for a Board meeting to approve the transaction. On November 7, 2025, WinVest, EFGH, and their respective counsels held a call to discuss the latest draft of the Business Combination Agreement and any outstanding items, including disclosure schedules.

On November 13, 2025, the WinVest Board met virtually and was joined by Mr. LeBlanc, Mr. Ng and WinVest counsel. Mr. Jhunjhunwala presented the background and strategic rationale for a business combination with EFGH, along with perspective on EFGH’s business, prospects and the fairness of the consideration to be paid, to the WinVest Board. WinVest counsel presented a summary of the proposed terms of the Business Combination Agreement related ancillary agreements and the nature of the directors’ fiduciary duties to the WinVest shareholders. The WinVest Board had the opportunity speak with Mr. Ng and ask questions about the EFGH business. The WinVest Board then asked questions of WinVest management and WinVest counsel discussed the benefits and risks of the contemplated business combination to WinVest’s stockholders. Following the discussion, the WinVest Board expressed support for WinVest’s proposed Business Combination with EFGH. Following this discussion, the WinVest Board discussed remaining open items and the process to approve the proposed business combination.

After further discussion, WinVest counsel confirmed the Business Combination Agreement and related ancillary agreements had been finalized with no material changes to the drafts reviewed with the WinVest Board on November 13, 2025. The WinVest Board then adopted resolutions that, among other things, (i) determined that the Business Combination Agreement and the transactions contemplated thereby are in the best interests of WinVest, (ii) approved the Business Combination Agreement and the transactions contemplated thereby and declared their advisability, and (iii) recommended that the stockholders of WinVest approve and adopt the Business Combination Agreement, and directed that the original Business Combination Agreement and the transactions contemplated thereby be submitted for consideration by the stockholders of WinVest at this Meeting.

On December 2, 2025, WinVest, EFGH and the other parties thereto executed and delivered the Business Combination Agreement and certain other ancillary agreements.

WinVest Board’s Reasons for Approval of the Business Combination

The WinVest Board considered a wide variety of factors in connection with its evaluation of the Business Combination with EFGH. The material factors considered by the WinVest Board are listed and described in detail below. This list of factors considered by the WinVest Board is not, and does not purport to be, an exhaustive list, of all factors considered but includes the material factors considered by the WinVest Board. The WinVest Board considered all of these factors as a whole and, on balance, concluded that they supported a determination that the entry into the Business Combination Agreement and the Business Combination are in the best interests of WinVest and its stockholders. In view of the wide variety of factors considered by the WinVest Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions, and given the complexity of these matters, the WinVest Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the WinVest Board based its evaluation, negotiation and recommendation in favor of the Business Combination on the totality of the information presented to, and considered by, it. The WinVest Board evaluated the factors described below with the assistance of WinVest’s advisors, advisory board members and consultants. In considering the factors described below and any other factors, individual members of the WinVest Board may have viewed factors differently or given different weights to other or different factors.

This explanation of WinVest’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this proxy statement/prospectus.

After careful consideration, on November 13, 2025, the WinVest Board (i) determined that the Business Combination Agreement with EFGH and the transactions contemplated thereby are in the best interests of WinVest, (ii) approved the Business Combination Agreement and the transactions contemplated thereby and declared their advisability and (iii) recommended that the stockholders of WinVest approve and adopt the Business Combination Agreement, and directed that the Business Combination Agreement and the transactions contemplated thereby be submitted for consideration by the stockholders of WinVest at this Meeting. The Business Combination Agreement was unanimously approved by the members of the WinVest Board who were present at the respective board meetings for their approval. Alexander Pentland was not present at the November 13, 2025 Board meeting to approve the Business Combination Agreement. WinVest spoke to Mr. Pentland and he stated that had he been in attendance, he would have voted to approve the Business Combination Agreement.

The positive factors, although not weighted or in any order of significance, related to the Business Combination considered by the WinVest Board included, but were not limited to, the following:

•        The EFGH Business and its Partnership Network.    The WinVest Board considered EFGH’s overall business, management team and operations, including with respect to:

•        the size and growth opportunity in the market for EFGH’s products and services;

•        the depth and quality of the management team at EFGH, including their demonstrated ability to scale and grow financial services businesses; and

•        the strength of EFGH’s partnership network, which offers them a significant competitive advantage in terms of product offerings and distribution.

•        Significant Addressable Market.    The WinVest Board believes that the potential market for EFGH’s products is significant in its target geographies given existing competition, low penetration in EFGH’s product silos, favorable regulatory environment, significant cross-sell opportunities, and large project opportunities within its partner network.

•        Results of Due Diligence.    The WinVest Board considered the scope of the due diligence investigation conducted by WinVest and its advisors, advisory board members, and consultants, and evaluated the results thereof and information available to it related to EFGH, including:

•        teleconferences, virtual meetings, calls and email exchanges with members of the EFGH management team regarding EFGH’s operations, business plan and the proposed transaction;

•        review of materials related to EFGH made available to the WinVest Board, including with respect to financial statements, material contracts, key metrics and performance indicators, intellectual property matters, employment and labor matters, information technology, privacy, litigation information, regulatory matters and other legal and business diligence matters, including competitive technology; and

•        detailed discussions with EFGH management about its business plan, capital plan, and market opportunities.

•        Best Available Opportunity.    After a thorough review of other business combination opportunities reasonably available to WinVest, the WinVest management team and the WinVest Board determined that the Business Combination represents the best potential business combination available for WinVest based upon the process utilized to evaluate and assess other potential acquisition targets, and the WinVest Board’s belief that such processes had not presented a better alternative.

•        Anticipated Ability to Secure Financing.    After conversations with D. Boral and prospective investors, the WinVest Board believed there was a strong likelihood EFGH would be able to secure PIPE financing in connection with the Business Combination, although none was in place upon the execution of the Business Combination Agreement.

•        Negotiated Transaction.    The WinVest Board reviewed and considered the terms of the Business Combination Agreement and the other related agreements, including each party’s representations, warranties and covenants, the conditions to each party’s obligation to complete the transactions contemplated therein, the termination provisions and WinVest’s and EFGH’s strong commitment to complete the Business Combination. The WinVest Board determined that such terms and conditions were the product of extensive arm’s-length negotiations between WinVest and EFGH. See “Proposal One — The Business Combination Proposal — The Business Combination Agreement” and “Proposal One — The Business Combination Proposal — Related Agreements and Documents” for detailed discussions of the terms and conditions of these agreements.

•        The Role of the Independent Directors.    The independent directors of the WinVest Board, Messrs. Kramer, McGowan, Pentland and Schmidt, evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements, and approved, as members of the WinVest Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

•        Continued Ownership by WinVest Stockholders and the Sponsor.    Major equityholders of EFGH and the Sponsor have agreed to a lock-up on their shares for up to six months following the completion of the Business Combination, subject to certain customary exceptions, which the WinVest Board believes will provide important stability post-Business Combination.

•        Shareholder Approval and Redemption Rights.    The WinVest Board considered the fact that in connection with the Business Combination, WinVest stockholders have the ability to vote for or against the Business Combination and that, regardless of whether such public stockholders vote for or against the Business Combination or abstain from voting, they will have the option to (i) remain stockholders of new business following the Business Combination, (ii) sell their shares in the open market or (iii) exercise their Redemption Rights and receive a pro rata portion of the cash held in the Trust Account.

The WinVest Board also identified and considered the following risks, uncertainties and other potentially negative factors, in addition to the other various risks associated with the business of EFGH as described in the section titled “Risk Factors,” appearing elsewhere in this proxy statement/prospectus, weighing negatively against pursuing the Business Combination, which are not presented in any order of weight or significance:

•        Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits WinVest from soliciting other business combination proposals, which restricts WinVest’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•        Limited Operating History.    The risks that EFGH has a limited operating history and limited experience in commercializing its products and services.

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Dilutive Impact.    The fact that WinVest’s stockholders will experience immediate dilution as a consequence of the issuance of shares as consideration in the Business Combination.

•        Liquidation of WinVest.    The risks and costs to WinVest if the Business Combination is not completed, including the risk of diverting management’s focus and resources from other businesses combination opportunities, which could result in WinVest being unable to effect a business combination by [        ] and force WinVest to liquidate and dissolve (unless the Termination Date is extended).

•        Registration Rights.    The fact that Mr. Dennis Ng will enter into the Registration Rights Agreement at closing, which will provide for registration rights of the Sponsor, Mr. Dennis Ng and certain other stockholders following consummation of the Business Combination. See “Proposal One — The Business Combination Proposal — Related Agreements and Documents” for detailed discussions of the terms and conditions of these agreements.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within WinVest’s control.

•        No Fairness Opinion.    The fact that no fairness opinion was obtained in connection with the Business Combination, and instead, the WinVest Board determined the consideration to be paid in the Business Combination was fair based on WinVest’s evaluation of EFGH’s business, due diligence materials, and the experience of WinVest’s directors, officers and advisory board members.

•        External Risks.    The risk that economic downturns and political and market conditions beyond EFGH’s control, could adversely affect EFGH’s business, financial condition, results of operations and prospects.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief, which could enjoin consummation of the Business Combination.

•        Fees and expenses.    The fees and expenses associated with completing the Business Combination.

•        Interest of Certain Persons.    The fact that some of WinVest’s officers and directors and the Sponsor may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of WinVest’s stockholders. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to WinVest’s stockholders. Such interests are described in more detail below under the section titled “Proposal One — The Business Combination Proposal — Interests of WinVest’s Sponsor, Directors and Officers and Others in the Business Combination.”

•        Waiver of Corporate Opportunity Doctrine.    The Current Charter contains a waiver of the corporate opportunity doctrine, and, although the WinVest Board is not aware of any, there could have been business combination targets that would have been appropriate for a combination with WinVest but were not offered due to a WinVest director’s or officer’s duties to another entity. WinVest and its management are not aware of any such corporate opportunities not being offered to WinVest and do not believe that the waiver of the corporate opportunity doctrine in the Current Charter interfered with WinVest’s ability to identify an acquisition target, including the decision to pursue the Business Combination with EFGH.

•        Other Risks.    Various other risks associated with the Business Combination, the business of WinVest and the business of EFGH described in the section titled “Risk Factors.”

Upon considering the aforementioned factors, the WinVest Board concluded that the potential benefits that it expected WinVest and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The WinVest Board also realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. Accordingly, the WinVest Board determined that the Business Combination Agreement, each of the related transaction agreements to which WinVest will be a party and the transactions contemplated thereby (including the Business Combination) were in the best interests of WinVest and its stockholders. The WinVest Board determined the consideration to be paid in the Business Combination was fair based on WinVest’s evaluation of EFGH’s business, due diligence materials and the experience of WinVest’s directors, officers and advisory board members.

The transaction is structured such that no majority of unaffiliated securityholders of WinVest is required to approve the Business Combination. The transaction was approved by a majority of WinVest directors who are not employees of WinVest, and no non-employee directors of WinVest has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or preparing a report concerning the approval of the Business Combination.

Business Combination Agreement

On December 2, 2025, WinVest, EFGH, Company Merger Sub, SPAC Merger Sub and Pubco entered into the Business Combination Agreement.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Company Merger Sub will merge with and into EFGH (the “Company Merger”), with EFGH surviving the Company Merger as a wholly owned subsidiary of Pubco and the outstanding securities of EFGH being cancelled in exchange for the right to receive securities of Pubco; and (b) immediately following the Company Merger, SPAC Merger Sub will merge with and into WinVest (the “SPAC Merger”, and together with the Company Merger, the “Mergers”), with WinVest surviving the SPAC Merger as a wholly owned subsidiary of Pubco and the outstanding securities of WinVest being converted into the right to receive securities of Pubco.

Consideration

Under the Business Combination Agreement, as consideration for the Company Merger, the shareholders of EFGH (other than the EFGH Dissenting Shareholders) as of immediately prior to the Company Merger Effective Time will be entitled to receive from Pubco, in the aggregate, a number of Pubco Ordinary Shares, represented by Pubco ADSs, having an aggregate value equal to $425,000,000 (the “Company Merger Consideration”), with each Pubco Ordinary Share issued at $10.00 (subject to equitable adjustment for share subdivisions, consolidations, share dividends, combinations, reorganizations, recapitalizations and similar events).

As a result of the Mergers, (a) each of Company Class A Shares that are issued and outstanding immediately prior to the Company Merger Effective Time will be cancelled in exchange for the right to receive Company Class A Merger Consideration Shares; (b) each of Company Class B Shares that are issued and outstanding immediately prior to the Company Merger Effective Time will be cancelled in exchange for the right to receive Company Class B Merger Consideration Shares; (c) each issued and outstanding WinVest Public Unit will be automatically detached and the holder thereof will be deemed to hold one share of WinVest Common Stock, one WinVest Public Warrant and one WinVest Right; (d) each share of WinVest Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares held as treasury stock and any shares for which the holder has exercised its right of redemption) will be cancelled and converted automatically into the right to receive one Pubco Class A Ordinary Share; (e) each WinVest Public Warrant issued and outstanding immediately prior to the Effective Time will cease to represent a right to acquire shares of WinVest Common Stock and will instead represent a right to acquire Pubco Class A Ordinary Shares; (f) each issued and outstanding WinVest Right will be automatically converted into the number of Pubco Class A Ordinary Shares that would have been received by the holder thereof if such WinVest Right had been converted upon the consummation of a business combination into shares of WinVest Common Stock, treating such conversion as if it occurred immediately prior to the Effective Time and the resulting shares of WinVest Common Stock as having then been converted into Pubco Class A Ordinary Shares; and (e) each share of common stock of SPAC Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Second Surviving Company.

EFGH Reorganization

Promptly after the date of Business Combination Agreement, pursuant to one or more contribution agreements (the “Contribution Agreements”) entered into between the equity holders of each of (i) Embed Financial Group Holdings Pte. Ltd., (ii) Impact Innovations Pte Ltd., and (iii) Embed Global Pte Ltd. (collectively, the “Contributed Companies”) and EFGH, the equity holders of the Contributed Companies will contribute all of their equity interests in the Contributed Companies to EFGH in exchange for the issuance of Company Class A Shares and Company Class B Shares (the “EFGH Reorganization”).

Following the EFGH Reorganization, EFGH will own 100% of the Contributed Companies, and the equity holders of the Contributed Companies will become shareholders of EFGH.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties made by WinVest, EFGH, Pubco, Company Merger Sub and SPAC Merger Sub as of the date of the Business Combination Agreement or other specified dates, subject in certain cases to materiality, Material Adverse Effect, knowledge and other qualifications, and to exceptions set forth in disclosure schedules. “Material Adverse Effect,” as used in the Business Combination Agreement, means, with respect to any person, any fact, event, change, effect or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such person and its subsidiaries, taken as a whole, or on the ability of such person to consummate the transactions contemplated by the Business Combination Agreement or to perform its obligations thereunder, subject to customary exceptions.

In the Business Combination Agreement, EFGH made customary representations and warranties to WinVest, including, among others, with respect to organization and good standing, authority, capitalization, subsidiaries, governmental approvals, non-contravention, financial statements, absence of certain changes, compliance with law, material contracts, intellectual property, taxes, employees and benefit plans, environmental matters, related-party transactions, insurance, business practices, Investment Company Act status, brokers, disclosure and information supplied. WinVest made customary representations and warranties to EFGH and Pubco, including, among others, with respect to organization and good standing, authority, capitalization, SEC filings, financial statements and internal controls, compliance with law, trust account, Investment Company Act status, listing and registration, brokers and disclosure. Pubco, Company Merger Sub and SPAC Merger Sub made customary representations and warranties to WinVest, including, among others, with respect to organization and good standing, authority, capitalization, absence of certain activities, Investment Company Act status, brokers and information supplied.

None of the representations and warranties of any party to the Business Combination Agreement survive the Closing.

Covenants of the Parties

Each of WinVest, EFGH, Pubco, Company Merger Sub and SPAC Merger Sub agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement contains customary covenants of the parties applicable during the period between signing and the earlier of the Closing or termination of the Business Combination Agreement, including covenants relating to, among others: (i) access to information, properties, books and personnel; (ii) operation of the businesses in the ordinary course; (iii) the preparation and delivery of financial statements of EFGH and its subsidiaries; (iv) WinVest’s public filings; (v) non-solicitation of alternative transactions; (vi) compliance with securities laws, including restrictions on insider trading; (vii) notification of certain matters; (viii) efforts to consummate the transactions and to obtain required third-party and regulatory approvals and to cause Pubco to qualify as a foreign private issuer; (ix) further assurances; (x) the preparation and filing of the registration statement on Form F-4; (xi) public announcements and confidentiality; (xii) post-Closing board of directors and executive officers of Pubco; (xiii) indemnification of directors and officers and the maintenance of tail insurance; (xiv) the use of trust account proceeds following the Closing; (xv) efforts in connection with any private placement or backstop financing; (xvi) the intended tax treatment of the transactions; and (xvii) the execution and consummation of the Contribution Agreements.

EFGH agreed to deliver audited financial statements of the Contributed Companies for the fiscal year ended December 31, 2024 to WinVest by December 15, 2025.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of five directors, including one independent director designated by WinVest and four directors designated by EFGH.

WinVest and Pubco agreed to jointly prepare, and Pubco agreed to file with the SEC, a registration statement on Form F-4 containing a proxy statement/prospectus to solicit approval of the transactions from WinVest’s stockholders and to register the issuance of Pubco securities in the Business Combination. WinVest agreed to call a special meeting of its stockholders as promptly as practicable following the effectiveness of the registration statement and to use commercially reasonable efforts to obtain stockholder approval of the Business Combination Agreement and the transactions contemplated thereby

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (1) the approval of the Business Combination Agreement and the Business Combination and related matters (including the Mergers) by the requisite vote of shareholders of WinVest, EFGH and Company Merger Sub; (2) obtaining material regulatory approvals; (3) no law or order preventing or prohibiting the Business Combination; (5) WinVest shall have net tangible assets of at least US$5,000,001 (as calculated and determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) upon the Closing after giving effect to the Redemption and any PIPE Investment that has been funded prior to or at the Closing; (6) amendment by the shareholders of Pubco of the Pubco Existing Articles; (7) the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part; (8) appointment of the post-closing directors of Pubco; and (9) Nasdaq listing requirements having been fulfilled.

In addition, unless waived by EFGH, the obligations of EFGH, Pubco, Company Merger Sub and SPAC Merger Sub to consummate the Business Combination is subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (1) the representations and warranties of WinVest being true and correct on and as of the Closing (subject to Material Adverse Effect); (2) WinVest having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (3) absence of any Material Adverse Effect with respect to WinVest since the date of the Business Combination Agreement which is continuing and uncured; (5) receipt by EFGH and Pubco of the Founder Registration Rights Agreement Amendment; and (6) each of EFGH’s shareholders shall have received from Pubco a registration rights agreement covering the merger consideration shares received by EFGH’s shareholders duly executed by Pubco.

Unless waived by WinVest, the obligations of WinVest to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (1) the representations and warranties of EFGH, Pubco, Company Merger Sub, and SPAC Merger Sub being true and correct on and as of the Closing (subject to Material Adverse Effect on the Target Companies, taken as a whole); (2) EFGH, Pubco, Company Merger Sub, and SPAC Merger Sub having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (3) absence of any Material Adverse Effect with respect to the Target Companies (taken as a whole) since the date of the Business Combination Agreement which is continuing and uncured; (4) each Lock-Up Agreement shall be in full force and effect from the Closing; and (5) WinVest having received a copy of the Founder Registration Rights Agreement Amendment, duly executed by Pubco.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either WinVest or EFGH if the Closing has not occurred by June 30, 2026, subject to extension in accordance with the Business Combination Agreement.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (1) by mutual written consent of WinVest and EFGH; (2) by either WinVest or EFGH if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (3) by EFGH for WinVest’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (4) by WinVest for the uncured breach of the Business Combination Agreement by EFGH, Pubco, Company Merger Sub, or SPAC Merger Sub, such that the related Closing condition would not be met; and (5) by either WinVest or EFGH if WinVest holds its special stockholders meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to confidentiality, effect of termination, fees and expenses, trust fund waiver, miscellaneous and definitions to the foregoing) will terminate, no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

EFGH, Pubco, Company Merger Sub and SPAC Merger Sub have agreed that neither they nor any of their respective affiliates shall have any right, title, interest or claim of any kind in or to any monies held in WinVest’s trust account for the benefit of its public stockholders and have waived any right to make any claim against the trust account, including any distributions therefrom.

Related Agreements and Documents

Lock-Up Agreement

Simultaneously with the execution of the Business Combination Agreement, Pubco and Mr. Dennis Ng, as the sole shareholder of EFGH (the “EFGH Shareholder”), which is sufficient to constitute the Company Shareholder Approval (as defined in the Business Combination Agreement) (either as the holder of record or the beneficial owner within the meaning of Rule 135-3 under the Exchange Act) entered into a Lock-Up Agreement.

Pursuant to the Lock-Up Agreement, the EFGH Shareholder agreed not to, directly or indirectly, (a) lend, pledge, hypothecate, encumber, donate, offer, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any restricted securities, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any such restricted securities, or (c) publicly announce any intention to effect any such transaction, in each case until the earlier of (i) six months after the Closing and (ii) the date after the Closing on which Pubco consummates a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all Pubco shareholders having the right to exchange their equity interests in Pubco for cash, securities or other property.

Voting and Support Agreement

Simultaneously with the execution of the Business Combination Agreement, WinVest, EFGH and the EFGH Shareholder entered into a Voting and Support Agreement, pursuant to which the EFGH Shareholder agreed, among other things, to vote its Company shares in favor of the Business Combination Agreement and the transactions contemplated thereby and against any alternative transaction.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, WinVest, EFGH, Pubco, the Sponsor and the directors and officers of WinVest party to the Insider Letter (collectively, the “Insiders”) entered into an amendment to that certain letter agreement dated September 14, 2021 (the “Insider Letter”), pursuant to which, among other things, (i) Pubco was added as a party to the Insider Letter, (ii) the Insider Letter was amended to reflect the transactions contemplated by the Business Combination Agreement, including the issuance of Pubco Class A Ordinary Shares in exchange for shares of WinVest Common Stock, and (iii) the lock-up provisions applicable to the founder shares were amended to conform to the lock-up terms set forth in the Lock-Up Agreement.

Engagement Letter with Welsbach

On June 10, 2025, EFGH entered into an engagement letter (the “Welsbach Engagement Letter”) with Welsbach, pursuant to which Welsbach agreed to provide corporate consultancy services and facilitate business introduction meetings to support EFGH’s fundraising efforts. The services include: (i) assisting in the preparation of a data room and identifying a suitable investment banking firm to provide sell-side M&A and capital raising services, with the goal of obtaining an engagement letter with such firm on terms acceptable to EFGH; (ii) upon execution of an engagement letter with an investment bank, arranging videoconference meetings between EFGH and interested SPAC sponsors and acting as an economic advisor to EFGH and its board in connection therewith; and (iii) providing advisory support in connection with any merger and capital raising transaction resulting from introductions made under the engagement.

In consideration for these services, EFGH agreed to pay Welsbach an initial fee of US$35,000, payable upon execution of the Welsbach Engagement Letter. Additionally, if EFGH consummates a financing or merger transaction (including the Business Combination) with a party introduced through the engagement, Welsbach is entitled to: (a) A financial consultancy fee equal to the difference between 5.00% and the percentage fee charged by the corresponding investment bank for fundraising services, multiplied by the gross amount of such financing, subject to a minimum of 1.00% and not less than zero; and (b) an economic advisory fee equal to the difference between 2.00% and the percentage fee charged by the corresponding investment bank, multiplied by the gross transaction size upon closing of the merger, subject to a minimum of 0.50% and not less than zero. These contingent fees are payable at the closing of the applicable transaction on the same terms as those payable to the sell-side investment bank. The Welsbach Engagement Letter also provides for reimbursement of Welsbach’s reasonable and documented out-of-pocket expenses (including legal fees) upon consummation of a transaction or termination of the agreement, subject to EFGH’s prior approval.

The agreement may be terminated by either party with seven days’ advance written notice and remains in effect for up to 24 months following termination with respect to any transaction closing within that period. It includes customary provisions regarding indemnification, contribution, confidentiality, limitations on liability, representations regarding information provided by EFGH, non-disclosure of the agreement without consent, governing law, and other standard terms.

EFGH estimates that the total fees payable to Welsbach in connection with the Business Combination will be approximately US$[•], based on the terms of the Business Combination and any related financing. A copy of the Welsbach Engagement Letter is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Capital Markets Advisory Agreement with D. Boral

On July 16, 2025, EFGH entered into a capital markets advisory agreement (the “D. Boral Agreement”) with D. Boral, a FINRA-registered broker-dealer, pursuant to which D. Boral agreed to act as EFGH’s exclusive capital markets advisor. The services include, upon EFGH’s request: (i) apprising itself of EFGH’s business and providing strategic advice on capital structure, financing options, market conditions, and business plans; (ii) assisting in preparing marketing materials, investor presentations, and non-deal roadshows; (iii) assisting in broadening EFGH’s shareholder base and making strategic introductions to potential investors, underwriters, or financial intermediaries; (iv) exploring and evaluating financing structures and assisting in capitalization strategies; (v) working with EFGH to develop a data room for due diligence; and (vi) providing other mutually agreed capital markets advisory and investment banking services. D. Boral’s role in any offer or sale of securities is limited to advisor and introducer, with solicitations handled by EFGH or other FINRA members.

In consideration for these services, EFGH paid D. Boral an advance expense fee of US$50,000 upon execution. Additionally, if EFGH consummates a financing or transaction (including the Business Combination) during the term or within a 12-month tail period with a party introduced or contacted by D. Boral: (i) for public or private equity or equity-linked placements, D. Boral is entitled to a cash fee of 4% of the amount raised, invested, or committed; (ii) for debt placements, a cash fee of 3% of the amount raised, invested, or committed; and (iii) for merger and acquisition transactions, a cash fee of 1.5% of the transaction consideration (including cash, securities, assumed liabilities, and contingent payments, valued as specified in the D. Boral Agreement). Separately, D. Boral is entitled to a cash fee of 4% of gross proceeds from any equity, debt, or equity derivative financing with investors introduced by D. Boral during the term, if consummated within a 12-month tail period. Fees are payable in cash at closing, with provisions for valuing non-cash consideration and contingent payments. EFGH also agreed to reimburse D. Boral’s reasonable expenses (including legal fees and travel) upon request.

The D. Boral Agreement grants D. Boral a right of first refusal, for 12 months following completion of any financing, to act as sole investment banker, book-runner, or placement agent for future public or private equity, debt, or equity-linked offerings, subject to customary terms and EFGH’s right to sell securities directly to its directors and affiliates without a broker-dealer. During the term, EFGH may not engage other advisors for similar services without D. Boral’s involvement.

The initial term is six months, automatically renewing month-to-month thereafter, and terminable by either party with 10 days’ written notice after the initial term. Provisions for fees, tail periods, right of first refusal, indemnification, and certain other terms survive termination. The D. Boral Agreement includes customary indemnification, confidentiality, limitations on liability, and representations and warranties.

EFGH estimates that the total fees payable to D. Boral in connection with the Business Combination will be approximately US$[•], excluding the advance fee and reimbursable expenses. A copy of the D. Boral Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Interests of WinVest’s Sponsor, Directors and Officers and Others in the Business Combination

WinVest’s Sponsor, executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of WinVest’s stockholders generally. The WinVest Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of WinVest. These interests include, among other things:

•        If the Business Combination with WinVest or another business combination is not consummated by [        ] (unless extended by WinVest’s stockholders), WinVest will cease all operations except for the purpose of winding up, redeeming 100% of the issued and outstanding WinVest Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, the 2,875,000 Founder Shares held by WinVest’s Initial Stockholders, including any directors and officers, would be worthless because WinVest’s Initial Stockholders are not entitled to participate in any Redemption or distribution with respect to such shares (although the Founder Shares have certain rights that differ from the rights of holders of the WinVest Public Shares, the aggregate value of such shares is estimated to be approximately US$36.1 million, assuming the per share value of the shares is the same as the US$12.55 closing price of the WinVest Public Shares on OTC as of January 15, 2026, despite having been purchased for an aggregate of US$25,000. As a result, WinVest’s Initial Stockholders are likely to be able to recoup their investment in WinVest and make a substantial profit on that investment, even if Pubco Class A Ordinary Shares have lost significant value. This means that WinVest’s Initial Stockholders could earn a positive rate of return on their investment, even if WinVest Public Stockholders experience a negative rate of return in the post-business combination company.

•        The Sponsor purchased an aggregate of 10,900,000 Private Warrants for an aggregate amount of US$5,450,000 simultaneously with the consummation of the WinVest IPO. Although such securities have certain rights that differ from the rights of holders of the Public Warrants, the Private Warrants had an aggregate market value of approximately US$136,250 based upon the closing price of WinVest Public Warrants of US$0.0125 per Warrant on OTC as of January 15, 2026. If WinVest is unable to complete a business combination by [        ] (unless extended by WinVest’s stockholders), the Private Warrants will expire worthless and the Sponsor will be unable to recoup its investment in WinVest.

•        WinVest has issued the Extension and Promissory Notes to the Sponsor. As of September 30, 2025, an aggregate of approximately US$3,550,797 was due to the Sponsor under the Extension and Promissory Notes. If the Business Combination or another initial business combination is not consummated, the Extension and Promissory Notes may not be repaid to Sponsor, in whole or in part.

•        If WinVest is unable to complete a business combination within the time period by [        ] (unless extended by WinVest’s stockholders), the Sponsor has agreed to indemnify WinVest to the extent necessary to preserve the proceeds in the Trust Account, provided that such obligation shall only apply to the extent necessary any such claims for services rendered or contracted for or products sold to WinVest, reduce the amount of funds in the Trust Account to below the lesser of (i) US$10.10 per WinVest Public Share and (ii) the actual amount per WinVest Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay WinVest tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under WinVest’s indemnity of the underwriters of WinVest’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•        The Sponsor and its affiliates (the “Sponsor Parties”) will lose their entire investment (and potentially any loans or expenses fronted by the Sponsor and its affiliates and permitted transferees) in WinVest if WinVest does not complete a business combination by [        ]. The Sponsor Parties’ investment in the Company consists of 2,875,000 Founder Shares for an aggregate of US$25,000 (or approximately US$0.01 per share). Additionally, the Sponsor Parties have accrued an aggregate of $434,965 in reimbursable expenses through the Administrative Services Agreement as of September 30, 2025. In the event that the Company does not complete an initial business combination by [        ] (unless extended by WinVest’s stockholders, or such earlier time as the WinVest Board determines), the Sponsor Parties may lose their entire investment in WinVest.

•        WinVest’s Initial Stockholders, including its officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on WinVest’s behalf, such as identifying and investigating possible business targets and business combinations. However, if WinVest fails to consummate a business combination within the required time period under its organizational documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, WinVest may not be able to reimburse these expenses if the Business Combination with EFGH or another business combination is not completed by [        ] (unless extended by WinVest’s stockholders).

•        WinVest’s existing directors and officers will be eligible for continued indemnification and continued coverage under WinVest’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Business Combination Agreement.

•        The anticipated election of            ,            of WinVest, as a director of Pubco after the consummation of the Business Combination. As such, in the future,            and            will receive any cash fees, share options or equity awards that the Pubco Board determines to pay to its directors. See the section titled “Director and Officer Compensation — Director and Officer Compensation Following the Business Combination.”

The foregoing interests present a risk that the Sponsor Parties and WinVest’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to the Public Shareholders rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor Parties and WinVest’s officers and directors may have a conflict of interest in determining whether EFGH is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

WinVest’s Board of Directors’ Reasons for the Business Combination

The WinVest Board considered a wide variety of factors in connection with its evaluation of the Business Combination with EFGH. The material factors considered by the WinVest Board are listed and described in detail below. This list of factors considered by the WinVest Board is not, and does not purport to be, an exhaustive list, of all factors considered but includes the material factors considered by the WinVest Board. The WinVest Board considered all of these factors as a whole and, on balance, concluded that they supported a determination that the entry into the Business Combination Agreement and the Business Combination are in the best interests of WinVest and its stockholders. In view of the wide variety of factors considered by the WinVest Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions, and given the complexity of these matters, the WinVest Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the WinVest Board based its evaluation, negotiation and recommendation in favor of the Business Combination on the totality of the information presented to, and considered by, it. The WinVest Board evaluated the factors described below with the assistance of WinVest’s advisors, advisory board members and consultants. In considering the factors described below and any other factors, individual members of the WinVest Board may have viewed factors differently or given different weights to other or different factors.

This explanation of WinVest’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this proxy statement/prospectus.

After careful consideration, on November 13, 2025, the WinVest Board (i) determined that the Business Combination Agreement with EFGH and the transactions contemplated thereby are in the best interests of WinVest, (ii) approved the Business Combination Agreement and the transactions contemplated thereby and declared their advisability and (iii) recommended that the stockholders of WinVest approve and adopt the Business Combination Agreement, and directed that the Business Combination Agreement and the transactions contemplated thereby be submitted for consideration by the stockholders of WinVest at this Meeting. The Business Combination Agreement was unanimously approved by the members of the WinVest Board who were present at the respective board meetings for their approval. Alexander Pentland was not present at the November 13, 2025 Board meeting to approve the Business Combination Agreement. WinVest spoke to Mr. Pentland and he stated that had he been in attendance, he would have voted to approve the Business Combination Agreement.

The positive factors, although not weighted or in any order of significance, related to the Business Combination considered by the WinVest Board included, but were not limited to, the following:

•        The EFGH Business and its Partnership Network.    The WinVest Board considered EFGH’s overall business, management team and operations, including with respect to:

•        the size and growth opportunity in the market for EFGH’s products and services;

•        the depth and quality of the management team at EFGH, including their demonstrated ability to scale and grow financial services businesses; and

•        the strength of EFGH’s partnership network, which offers them a significant competitive advantage in terms of product offerings and distribution.

•        Significant Addressable Market.    The WinVest Board believes that the potential market for EFGH’s products is significant in its target geographies given existing competition, low penetration in EFGH’s product silos, favorable regulatory environment, significant cross-sell opportunities, and large project opportunities within its partner network.

•        Results of Due Diligence.    The WinVest Board considered the scope of the due diligence investigation conducted by WinVest and its advisors, advisory board members, and consultants, and evaluated the results thereof and information available to it related to EFGH, including:

•        teleconferences, virtual meetings, calls and email exchanges with members of the EFGH management team regarding EFGH’s operations, business plan and the proposed transaction;

•        review of materials related to EFGH made available to the WinVest Board, including with respect to financial statements, material contracts, key metrics and performance indicators, intellectual property matters, employment and labor matters, information technology, privacy, litigation information, regulatory matters and other legal and business diligence matters, including competitive technology; and

•        detailed discussions with EFGH management about its business plan, capital plan, and market opportunities.

•        Best Available Opportunity.    After a thorough review of other business combination opportunities reasonably available to WinVest, the WinVest management team and the WinVest Board determined that the Business Combination represents the best potential business combination available for WinVest based upon the process utilized to evaluate and assess other potential acquisition targets, and the WinVest Board’s belief that such processes had not presented a better alternative.

•        Anticipated Ability to Secure Financing.    After conversations with D. Boral and prospective investors, the WinVest Board believed there was a strong likelihood EFGH would be able to secure PIPE financing in connection with the Business Combination, although none was in place upon the execution of the Business Combination Agreement.

•        Negotiated Transaction.    The WinVest Board reviewed and considered the terms of the Business Combination Agreement and the other related agreements, including each party’s representations, warranties and covenants, the conditions to each party’s obligation to complete the transactions contemplated therein, the termination provisions and WinVest’s and EFGH’s strong commitment to complete the Business Combination. The WinVest Board determined that such terms and conditions were the product of extensive arm’s-length negotiations between WinVest and EFGH. See “Proposal One — The Business Combination Proposal — The Business Combination Agreement” and “Proposal One — The Business Combination Proposal — Related Agreements and Documents” for detailed discussions of the terms and conditions of these agreements.

•        The Role of the Independent Directors.    The independent directors of the WinVest Board, Messrs. Kramer, McGowan, Pentland and Schmidt, evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements, and approved, as members of the WinVest Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

•        Continued Ownership by WinVest Stockholders and the Sponsor.    Major equity-holders of EFGH and the Sponsor have agreed to a lock-up on their shares for up to six months following the completion of the Business Combination, subject to certain customary exceptions, which the WinVest Board believes will provide important stability post-Business Combination.

•        Shareholder Approval and Redemption Rights.    The WinVest Board considered the fact that in connection with the Business Combination, WinVest stockholders have the ability to vote for or against the Business Combination and that, regardless of whether such public stockholders vote for or against the Business Combination or abstain from voting, they will have the option to (i) remain stockholders of new business following the Business Combination, (ii) sell their shares in the open market or (iii) exercise their Redemption Rights and receive a pro rata portion of the cash held in the Trust Account.

The WinVest Board also identified and considered the following risks, uncertainties and other potentially negative factors, in addition to the other various risks associated with the business of EFGH as described in the section titled “Risk Factors,” appearing elsewhere in this proxy statement/prospectus, weighing negatively against pursuing the Business Combination, which are not presented in any order of weight or significance:

•        Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits WinVest from soliciting other business combination proposals, which restricts WinVest’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•        Limited Operating History.    The risks that EFGH has a limited operating history and limited experience in commercializing its products and services.

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Dilutive Impact.    The fact that WinVest’s stockholders will experience immediate dilution as a consequence of the issuance of shares as consideration in the Business Combination.

•        Liquidation of WinVest.    The risks and costs to WinVest if the Business Combination is not completed, including the risk of diverting management’s focus and resources from other businesses combination opportunities, which could result in WinVest being unable to effect a business combination by [        ] and force WinVest to liquidate and dissolve (unless the Termination Date is extended).

•        Registration Rights.    The fact that Mr. Dennis Ng will enter into the Registration Rights Agreement at closing, which will provide for registration rights of the Sponsor, Mr. Dennis Ng and certain other stockholders following consummation of the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within WinVest’s control.

•        No Fairness Opinion.    The fact that no fairness opinion was obtained in connection with the Business Combination, and instead, the WinVest Board determined the consideration to be paid in the Business Combination was fair based on WinVest’s evaluation of EFGH’s business, due diligence materials, and the experience of WinVest’s directors, officers and advisory board members.

•        External Risks.    The risk that economic downturns and political and market conditions beyond EFGH’s control, could adversely affect EFGH’s business, financial condition, results of operations and prospects.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief, which could enjoin consummation of the Business Combination.

•        Fees and expenses.    The fees and expenses associated with completing the Business Combination.

•        Interest of Certain Persons.    The fact that some of WinVest’s officers and directors and the Sponsor may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of WinVest’s stockholders. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to WinVest’s stockholders. Such interests are described in more detail below under the section titled “Proposal One — The Business Combination Proposal — Interests of WinVest’s Sponsor, Directors and Officers and Others in the Business Combination.”

•        Waiver of Corporate Opportunity Doctrine.    The Current Charter contains a waiver of the corporate opportunity doctrine, and, although the WinVest Board is not aware of any, there could have been business combination targets that would have been appropriate for a combination with WinVest but were not offered due to a WinVest director’s or officer’s duties to another entity. WinVest and its management are not aware of any such corporate opportunities not being offered to WinVest and do not believe that the waiver of the corporate opportunity doctrine in the Current Charter interfered with WinVest’s ability to identify an acquisition target, including the decision to pursue the Business Combination with EFGH.

•        Other Risks.    Various other risks associated with the Business Combination, the business of WinVest and the business of EFGH described in the section titled “Risk Factors.”

Upon considering the aforementioned factors, the WinVest Board concluded that the potential benefits that it expected WinVest and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The WinVest Board also realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. Accordingly, the WinVest Board determined that the Business Combination Agreement, each of the related transaction agreements to which WinVest will be a party and the transactions contemplated thereby (including the Business Combination) were in the best interests of WinVest and its stockholders. The WinVest Board determined the consideration to be paid in the Business Combination was fair based on WinVest’s evaluation of EFGH’s business, due diligence materials and the experience of WinVest’s directors, officers and advisory board members.

The transaction is structured such that no majority of unaffiliated securityholders of WinVest is required to approve the Business Combination. The transaction was approved by a majority of WinVest directors who are not employees of WinVest, and no non-employee directors of WinVest has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or preparing a report concerning the approval of the Business Combination.

Below is a table summarizing the entities to which our officer and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Manish Jhunjhunwala	Insight Guru Inc.	Technology	CEO, Co-Founder
Mark H. Madden	Covenant Advisors LLC	Investment Management	Managing Partner
	Clozex Medical, Inc.	Medical Products	Chair, Member
	BWS Partners LLC	Holding Company	Managing Member
Alok R. Prasad	CashRepublic Holding, Inc.	FinTech	CEO
Lawrence S. Kramer	Advance Local Media LLC	Media	Director
	Syracuse University	Board of Trustees	Vice Chairman
Edward J. McGowan	Akamai Technologies, Inc.	Technology	CFO, Executive Vice President
Dr. Alex Pentland	Massachusetts Institute of Technology	Education	Professor
Martin Schmidt	Rensselaer Polytechnic Institute	Education	President

In evaluating the conflicts of interest referenced above, the WinVest Board concluded that the potentially disparate interests would be mitigated because (i) these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by WinVest with any other target business or businesses, and (iii) the Sponsor will hold equity interests in WinVest stock with value that, after the Closing, will be based on the future performance of WinVest stock. After considering the foregoing, the WinVest Board concluded, in its business judgment, that the potential benefits to WinVest and its shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Required Vote and Recommendation of the Board

The consummation of the Business Combination will require a vote of a majority of the shares of WinVest Common Stock issued and outstanding. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Business Combination Proposal.

The Business Combination will not be consummated if, upon consummation of the Business Combination, WinVest has less than US$5,000,001 of net tangible assets prior to or upon consummation of the Business Combination, after taking into account the holders of WinVest Public Shares that properly demanded that WinVest redeem their WinVest Public Shares in exchange for their pro rata share of the Trust Account.

If the Business Combination Proposal is not approved, then the other proposals (except the Adjournment Proposal, as described below) will not be presented to the shareholders for a vote.

The full text of the resolution to be passed is as follows:

“RESOLVED, that WinVest’s entry into the Business Combination Agreement, dated as of December 2, 2025 (the “Business Combination Agreement”), by and among WinVest, Embed Financial Group Cayman Holdings, a Cayman Islands exempted company (“EFGH”), WinVest Holdings Corp., a Cayman Islands exempted company (“Pubco”), WinVest Merger Sub I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco (“Company Merger Sub”), and WV Merger Sub II Corp., a Delaware corporation and a direct wholly owned subsidiary of Pubco (“SPAC Merger Sub”), a copy of which is attached to this proxy statement/prospectus as Annex A, pursuant to which the Business Combination (as defined below) will be effected in two steps. Subject to the approval and adoption of the Business Combination Agreement by the stockholders of WinVest, on the date of the consummation of the Business Combination (the “Closing Date”): (1) Company Merger Sub will merge with and into EFGH (the “Company Merger”), with EFGH surviving the Company Merger as a wholly owned subsidiary of Pubco (the time at which the Company Merger becomes effective is sometimes referred to herein as the “Company Merger Effective Time”); and (2) immediately following the Company Merger, SPAC Merger Sub will merge with and into WinVest (the “SPAC Merger” and, together with the Company Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Companies Act and the DGCL, and the performance by WinVest of its obligations thereunder be and are hereby confirmed, approved, adopted and ratified in all respects.”

THE WINVEST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE WINVEST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL TWO — THE PUBCO MEMORANDUM AND ARTICLES PROPOSAL

Overview

In connection with the Business Combination, WinVest’s stockholders are asked to consider and vote upon, to approve and to adopt, the Pubco A&R MAA, substantially in the form attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Pubco A&R MAA in their entirety.

Reasons for the Pubco Memorandum and Articles Proposal

The Pubco A&R MAA were negotiated as part of the Business Combination. The WinVest Board’s specific reasons for each of the Organizational Documents Advisory Proposals are set forth in “Proposal Three — The Organizational Documents Advisory Proposals.”

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the proposed amended and restated memorandum and articles of association of Pubco (the “Pubco A&R MAA”), the form of which is attached to the accompanying proxy statement/prospectus as Annex C, be approved to take effect at the Company Merger Effective Time.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the Pubco Memorandum and Articles Proposal will not be presented at the special meeting. The approval of the Pubco Memorandum and Articles Proposal requires a vote of a majority of the shares of WinVest Common Stock issued and outstanding. Abstentions and broker non-votes will not count as a vote cast at the special meeting. Accordingly, failure to vote in person, online, or by proxy at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Pubco Memorandum and Articles Proposal.

Approval of the Pubco Memorandum and Articles Proposal is a condition to the parties’ obligations to consummate the Business Combination. Accordingly, if the Pubco Memorandum and Articles Proposal is not approved, the Business Combination may not be consummated.

Recommendation of the WinVest Board

THE WINVEST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WINVEST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE PUBCO MEMORANDUM
AND ARTICLES PROPOSAL.

PROPOSAL THREE — THE ORGANIZATIONAL DOCUMENTS ADVISORY PROPOSALS

Overview

If the Pubco Memorandum and Articles Proposal is approved and the Business Combination is to be consummated, Pubco will become the listed entity and shall be governed by the Pubco A&R MAA and applicable Cayman Islands law including the Cayman Companies Act.

As required by SEC guidance, to give shareholders the opportunity to present their separate views on important corporate governance provisions, WinVest is asking its stockholders to consider and vote upon and to approve on a non-binding advisory basis four separate proposals in connection with the adoption of the Pubco A&R MAA by Pubco. The stockholders vote regarding each of the Organizational Documents Advisory Proposals is an advisory vote, and is not binding on WinVest or the WinVest Board (separate and apart from the approval of the Pubco Memorandum and Articles Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Advisory Proposals, Pubco intends that the Pubco A&R MAA will take effect upon the Company Merger Effective Time (assuming that the Pubco Memorandum and Articles Proposal is approved).

The following table sets forth a summary of the principal changes proposed to be made between the WinVest Charter and the Pubco A&R MAA. This summary is qualified by reference to the complete text of the Pubco A&R MAA, copies of which are attached to this proxy statement/prospectus as exhibit 3.2 and Annex C. All shareholders are encouraged to read the Pubco A&R MAA in its entirety for a more complete description of its terms.

	WinVest Charter	Pubco A&R MAA
Proposal 3A: Authorized Share Capital

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 101,000,000, of which 100,000,000 shares shall be common stock, par value $0.0001 per share (“Common Stock”) and 1,000,000 shares shall be preferred stock, par value $0.0001 per share (“Preferred Stock”).

[US$50,000 divided into [ ] shares comprising (i) [ ] Pubco Class A Ordinary Shares of US$0.0001 par value each; and (ii) [ ] Pubco Class B Ordinary Shares of US$0.0001 par value each]
Proposal 3B: Provisions Related to Status as Blank Check

WinVest Charter sets forth various provisions related to WinVest’s operation as a blank check company prior to the consummation of an initial business combination. In addition, WinVest Charter provisions requiring that the proceeds from WinVest’s IPO be held in a trust account until a business combination or liquidation of WinVest.

[The Pubco A&R MAA has no provision that applies to a blank check company]
Proposal 3C: Number of Directors

Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate. The Board must consist of at least one member.

[Pubco’s board of directors shall consist of not less than [three] persons provided however that Pubco may by ordinary resolution increase or reduce the limits on the number of directors as set out in the Pubco A&R MAA]

	WinVest Charter	Pubco A&R MAA
Proposal 3D: Shareholder Meeting Quorum	A majority of the issued and outstanding shares carrying the right to vote.	[One or more members holding shares that represent not less than one-third of the issued and outstanding shares carrying the right to vote at any general meeting as set out in the Pubco A&R MAA]

Proposal 3A: Authorized Share Capital

WinVest’s stockholders are being asked to approve, on a non-binding advisory basis, the difference in the authorized share capital of WinVest and Pubco, [where Pubco will have an authorized share capital of US$50,000 divided into [    ] shares comprising (i) [    ] Pubco Class A Ordinary Shares of US$0.0001 par value each; and (ii) [    ] Pubco Class B Ordinary Shares of US$0.0001 par value each.

As of the date of this proxy statement/prospectus, there are 220,036 shares of WinVest Common Stock issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 22,400,000 WinVest Warrants to acquire WinVest Common Stock, comprised of 10,900,000 WinVest Private Warrants and 11,500,000 WinVest Public Warrants.

At the Company Merger Effective Time, pursuant to the Company Merger: (1) each issued and outstanding Company Class A Share immediately prior to the Company Merger Effective Time (other than any EFGH Dissenting Shares) shall be canceled and converted into the right to receive a pro rata portion of the Company Class A Merger Consideration Shares, based on the number of Company Class A Shares held by the applicable Company shareholder immediately prior to the Company Merger Effective Time; (2) each issued and outstanding Company Class B Share immediately prior to the Company Merger Effective Time (other than any EFGH Dissenting Shares) shall be canceled and converted into the right to receive a pro rata portion of the Company Class B Merger Consideration Shares, based on the number of Company Class B Shares held by the applicable Company shareholder immediately prior to the Company Merger Effective Time; (3) each issued and outstanding ordinary share of Pubco held by the Company immediately prior to the Company Merger Effective Time shall be canceled; and (4) each issued and outstanding ordinary share of Company Merger Sub shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Company as the First Surviving Company.

At the Effective Time, pursuant to the SPAC Merger: (1) each issued and outstanding WinVest Public Unit shall be automatically separated into one share of WinVest Common Stock, one WinVest Public Warrant and one WinVest Right; (2) each share of WinVest Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held in treasury and shares for which the holder has exercised its right of redemption) shall be canceled and converted into the right to receive one Pubco Class A Ordinary Share; (3) each outstanding WinVest Public Warrant shall be converted into one Pubco Public Warrant and each outstanding WinVest Private Warrant shall be converted into one Pubco Private Warrant, each on substantially the same terms as prior to the Effective Time, except that they shall represent the right to acquire Pubco Class A Ordinary Shares; (4) each WinVest Right shall be converted into the number of Pubco Class A Ordinary Shares that would have been received if such WinVest Right had been converted into WinVest Common Stock immediately prior to the Effective Time and such shares had then been converted into Pubco Class A Ordinary Shares; (5) each share of WinVest Common Stock for which a holder has exercised its right of redemption shall be canceled and shall cease to exist without any consideration; and (6) each issued and outstanding share of SPAC Merger Sub shall be converted into one validly issued, fully paid and non-assessable share of the Second Surviving Company.

This summary is qualified by reference to the complete text of the Pubco A&R MAA, a copy of which is attached to this proxy statement/prospectus as exhibit 3.2 and Annex C. All shareholders are encouraged to read the Pubco A&R MAA in their entirety for a more complete description of their terms.

Proposal 3B: Provisions Related to Status as Blank Check Company

WinVest’s stockholders are being asked to approve, on a non-binding advisory basis, the difference in the WinVest Charter and the Pubco A&R MAA in which the Pubco A&R MAA has no provision that applies to a blank check company, as Pubco will not be a blank check company upon consummation of the Business Combination.

This summary is qualified by reference to the complete text of the Pubco A&R MAA, a copy of which is attached to this proxy statement/prospectus as exhibit 3.2 and Annex C. All shareholders are encouraged to read the Pubco A&R MAA in their entirety for a more complete description of their terms.

Proposal 3C: Number of Directors

WinVest’s stockholders are being asked to approve, on a non-binding advisory basis, the difference in the number of directors of WinVest and Pubco, where Pubco’s board of directors shall consist of not less than [three] persons provided however that Pubco may by ordinary resolution increase or reduce the limits on the number of directors as set out in the Pubco A&R MAA.

This summary is qualified by reference to the complete text of the Pubco A&R MAA, a copy of which is attached to this proxy statement/prospectus as exhibit 3.2 and Annex C. All shareholders are encouraged to read the Pubco A&R MAA in their entirety for a more complete description of their terms.

Proposal 3D: Shareholder Meeting Quorum

WinVest’s stockholders are being asked to approve, on a non-binding advisory basis, the difference in the number of directors of WinVest and Pubco, where the quorum requirement for shareholder meetings shall be one or more members holding shares that represent not less than one-third of the issued and outstanding shares carrying the right to vote at any general meeting as set out in the Pubco A&R MAA.

This summary is qualified by reference to the complete text of the Pubco A&R MAA, a copy of which is attached to this proxy statement/prospectus as exhibit 3.2 and Annex C. All shareholders are encouraged to read the Pubco A&R MAA in their entirety for a more complete description of their terms.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the material differences between the WinVest Charter and the Pubco A&R MAA relating to the authorized share capital, the status as blank check company, the number of directors and the shareholder meeting quorum as described in four separate proposals be approved in all respects.”

PROPOSAL FOUR — THE PUBCO DIRECTOR ELECTION PROPOSAL

Required Vote and Recommendation of the Board

The approval of the Director Election Proposal will require a majority of the votes which are cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting. Abstentions and non-votes will not have an effect on the Pubco Director Election Proposal. The Pubco Director Election Proposal will not be submitted if the Business Combination Proposal is not approved.

“RESOLVED, that the five (5) persons listed below be elected to serve terms on Pubco’s board of directors effective at the Effective Time until the 2026 annual general meeting of shareholders or until their respective successors are duly elected and qualified, be approved in all respects:

•        Dennis Ng;

•        [    ];

•        [    ];

•        [    ]; and

•        [    ].”

THE WINVEST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WINVEST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE PUBCO DIRECTOR
ELECTION PROPOSAL.

PROPOSAL FIVE — THE EQUITY INCENTIVE PLAN PROPOSAL

The Background of the Incentive Plan

Prior to the consummation of the Business Combination, the Pubco Board is expected to approve the adoption of the 2026 Pubco Equity Incentive Plan (the “Pubco Equity Incentive Plan”), subject to approval by our stockholders. The form of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex D.

Summary of the Pubco Equity Incentive Plan

The following is a summary of the material features of the Pubco Equity Incentive Plan.

[    ]

Required Vote and Recommendation of the Board

The approval of the Pubco Equity Incentive Plan Proposal will require a majority of the votes which are cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Meeting. A broker non-vote will neither be counted towards the quorum requirement (as the Proposals we believe will be considered as non-discretionary) nor count as a vote cast in the Meeting.

The approval and adoption of the Pubco Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal and the Directors Election Proposal at the Meeting.

Recommendation of Our Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE PUBCO EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL SIX — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the WinVest Board to adjourn the Meeting to a later date or dates, if necessary or desirable, at the determination of the WinVest Board. In no event will the WinVest Board adjourn the Meeting or consummate the Business Combination beyond the date by which it may properly do so under the WinVest Charter and Cayman Islands law.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is not approved by WinVest shareholders, the WinVest Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Required Vote and Recommendation of the Board

The approval of the Adjournment Proposal will require a majority of the votes which are cast by those holders of WinVest Common Stock who, being entitled to do so, vote in person or by proxy at the Meeting. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

“RESOLVED, that the Meeting be adjourned to a later date or dates, if necessary or desirable, at the determined of the WinVest Board.”

THE WINVEST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT WINVEST SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

EFGH’S BUSINESS

Our Business

Embed Financial Group Cayman Holdings (together with its subsidiaries, “EFGH,” “we,” or “our”) is an infrastructure-led holding company that designs, deploys and operates digital financial and administrative infrastructure for institutional and enterprise use cases. EFGH operates through regulated subsidiaries and third-party partners across Africa and Asia.

EFGH provides modular infrastructure and services that integrate with legacy systems and regulated counterparties to enable governments, enterprises and licensed financial institutions to deliver services with greater efficiency and scalability, which will also facilitate lower overall transaction costs.

EFGH is not a consumer-facing product company, bank, payment institution or insurance carrier. EFGH does not underwrite insurance risk, does not accept customer deposits, and does not directly onboard or service end users. Instead, EFGH’s role is to design, implement and operate the underlying infrastructure layer, while regulated partners retain responsibility for licensing, customer onboarding, compliance and regulatory engagement.

Platform Capabilities

EFGH’s infrastructure platforms are modular and API-driven. Core capabilities include:

•        Integration with payment rails and financial institutions;

•        Workflow and transaction orchestration;

•        Data management, reporting and audit support;

•        Identity and verification integration;

•        Support for embedded services delivered by regulated partners; and

•        Analytics and automation features designed to support operational efficiency.

These capabilities are deployed as part of infrastructure solutions tailored to institutional and enterprise use cases, rather than as standalone consumer products.

Geographic Footprint

EFGH operates across Africa and Asia.

In Africa, EFGH’s activities reflect the need for infrastructure-first solutions in markets where financial and administrative systems are fragmented, and where institutional deployments are often required to support large-scale service delivery.

In Asia, EFGH operates in markets with more mature financial systems, where infrastructure deployments are typically integrated into existing institutional frameworks and enterprise workflows.

Across both regions, EFGH’s operating approach is consistent: institutional engagement, partner-led deployment, and integration into existing regulatory and operational environments.

Market Opportunity

Demand for digital financial and administrative infrastructure in EFGH’s target markets is driven by government and enterprise digitization initiatives, rising mobile and internet penetration, increasing regulatory emphasis on transparency and traceability, and the need to modernize legacy systems.

In geographies which EFGH targets, these disparate and fragmented legacy systems have led to high transaction costs and low adoption of services and functionalities taken for granted in more developed societies. Regulators and enterprises in these markets realize that the platforms that EFGH offers can accelerate integration and adoption so as to advance economic and social goals.

EFGH addresses this opportunity by providing infrastructure designed to support scalable and interoperable deployment across jurisdictions while accommodating local regulatory, data-residency and operational requirements. Adoption timelines and deployment scope vary by market and remain subject to regulatory approvals, budgetary processes and partner readiness.

As deployments expand across additional institutions and services within each jurisdiction, the complexity of replicating integrated infrastructure increases. This dynamic favors platforms capable of coordinating technology integration, regulatory alignment and long-term partner relationships across multiple markets, rather than standalone solutions addressing individual functions.

Our Business and Operating Model

EFGH’s operating model is partner-led and infrastructure-centric.

EFGH operates a modular, partnership-driven infrastructure model designed to embed financial and administrative capabilities directly into government and enterprise ecosystems. Deployments are typically initiated in collaboration with institutional counterparties, such as government agencies, state-linked entities, utilities, enterprises or licensed financial institutions. EFGH designs and deploys infrastructure that integrates into existing workflows and systems, rather than requiring counterparties to adopt standalone consumer applications. EFGH provides configurable technology infrastructure that integrates with existing systems and regulated counterparties, enabling partners to deliver end-to-end digital services within their own platforms.

Engagements typically begin with the deployment of core infrastructure components tailored to defined use cases and expand over time as additional services, counterparties and workflows are integrated. This phased approach supports scalability, localization and long-term partner relationships, while enabling incremental monetization as platform usage grows.

Services are delivered through regulated entities. Depending on the jurisdiction and use case, regulated partners may include banks, insurance companies, payment service providers or other licensed institutions. These partners retain responsibility for regulatory compliance, customer onboarding, transaction execution and risk management, while EFGH provides the underlying platform, system integration and operational support.

EFGH’s platforms are designed to support multiple and additional services without repeated integration. Once deployed, the same infrastructure may be used to enable additional workflows, services or counterparties, subject to contractual arrangements and regulatory approvals.

EFGH generates revenue primarily from fees associated with the deployment and operation of its infrastructure platforms. Revenue streams include integration and implementation fees, recurring platform or service fees, usage-based fees linked to transactional activity, and fees for ancillary services provided in connection with deployed infrastructure. The specific mix of revenues varies by project, counterparty and jurisdiction.

Our revenue model is designed to align with platform usage and deployment scope and may include:

•        implementation and integration fees for platform deployment and system integration;

•        recurring platform or service fees for ongoing access to infrastructure capabilities, support and maintenance; and

•        transactional or usage-based fees linked to activity conducted through partner platforms, where contractually agreed.

EFGH’s revenue arrangements are contractual in nature and are typically linked to implementation and subsequent operation of deployed infrastructure, rather than one-off product sales.

Our Pipeline and Projects

As at the date of this filing, EFGH has entered into multiple memoranda of understanding, master service agreements and other commercial arrangements with government agencies, state-linked entities and enterprise counterparties across its operating regions. Certain projects are in implementation, while others remain subject to further contractual, regulatory or commercial milestones.

EFGH’s pipeline reflects a range of use cases enabled by its infrastructure platforms, including administrative workflows, payment enablement and service delivery support. There is no assurance that projects in the pipeline will proceed to full deployment or generate revenue.

Democratic Republic of Congo (Regideso — National Utility Company)

We have entered into a Master Services Agreement with Régie de Distribution d’Eau (REGIDESO SA), the state-owned national water utility company of the Democratic Republic of the Congo (“DRC”). This agreement supports ongoing assessments and potential development of services, including nationwide utility fee collection and remittance through REGIDESO’s extensive network, as well as opportunities for mobile-based customer engagement and related value-added services.

This strategic partnership is intended to facilitate the development and deployment of a comprehensive digital financial infrastructure in the DRC. The initiative seeks to contribute to the digitization of selected government services and payment systems, targeting an addressable population of approximately 35 million individuals. The partnership is subject to applicable laws of the DRC and relevant regulatory frameworks, including those of the Organisation for Harmonisation of Business Law in Africa (OHADA), and remains in the early stages of implementation with no assurances regarding the timing, scope, ultimate success, or financial impact of these initiatives.

Ghana (Enterprise Insurance)

In January 2026, EFGH entered into a Statement of Works (the “Enterprise Insurance SOW”) with Enterprise Insurance Ltd., an insurance company incorporated in Ghana, pursuant to an existing master services agreement. The Enterprise Insurance SOW governs the provision by EFGH of certain digital services to support Enterprise Insurance’s non-life insurance operations. These services include digital marketing initiatives, technology integration and distribution enablement through EFGH’s ConnectSure platform, insurance engagement tools focused on small and medium enterprises, and wallet and payment rail integration to support premium collection and settlement processes.

The Enterprise Insurance SOW has an initial term of 18 months commencing on February 1, 2026, unless earlier terminated in accordance with its terms. The arrangement does not grant exclusivity and does not require Enterprise Insurance to commit to minimum transaction volumes, revenue thresholds, or ongoing usage levels.

Under the Enterprise Insurance SOW, EFGH is entitled to receive a fixed implementation fee for platform configuration, integration work, pilot testing, and initial deployment activities for the participating non-life business unit. In addition, EFGH may earn transactional marketing fees calculated as a percentage of gross premiums from completed policy sales generated through the digital channels implemented under the Enterprise Insurance SOW. Transactional fees, if any, are calculated and settled periodically in accordance with the reporting and reconciliation procedures specified in the Enterprise Insurance SOW.

The receipt and amount of transactional marketing fees are dependent on actual policy sales and customer adoption and are subject to factors outside EFGH’s control, including Enterprise Insurance’s product offerings, distribution strategy, regulatory requirements, and end-customer demand.

Zimbabwe (CSR Property Company)

We are progressing with a project in Zimbabwe in collaboration with a prominent property company (the “Property Company”), focused on facilitating low-cost remittance solutions for Zimbabweans working abroad. This initiative is designed to enable diaspora remittances to be channeled directly toward mortgage repayments on residential properties, supporting homeownership and property investment by allowing funds sent from abroad to be applied efficiently and cost-effectively to ongoing mortgage obligations. The project aims to enhance financial inclusion for the Zimbabwean diaspora, promote greater utilization of inward remittances for long-term asset building, and contribute to the development of the local housing and real estate sector amid Zimbabwe’s evolving economic and regulatory environment. The collaboration remains in the development and implementation stage, subject to obtaining necessary regulatory approvals, successful integration of remittance and payment systems, and achievement of operational milestones. There can be no assurance regarding the timing, scope, successful execution, level of adoption by participants, or ultimate financial or operational impact of this project.

Nigeria (Business Referral Partnership — Vest Acquico)

We have entered into a business referral partnership agreement with Vest Acquico Ltd (“Vest Acquico”), a Nigeria-incorporated company with local commercial networks and relationships, to support EFGH’s market development efforts in the country.

Under the arrangement, Vest Acquico may introduce prospective clients, partners and business opportunities to EFGH in relation to EFGH’s digital financial infrastructure, technology solutions and related services. Vest Acquico’s role is limited to referrals and early-stage introductions. EFGH retains sole responsibility for client evaluation, commercial negotiations, contracting and service delivery.

The arrangement is non-exclusive and does not obligate either party to pursue or conclude any particular transaction. Any referral fees are contingent on EFGH entering into binding agreements with qualified clients and receiving revenue in connection with such engagements, with deal-specific terms to be agreed separately. There can be no assurance as to the timing, volume or commercial outcome of referrals made under this partnership.

Zambia and Southern Africa (Insurance Distribution — Phoenix Assurance)

We have entered into a Master Services Agreement with Phoenix Assurance of Zambia Limited (“Phoenix”), a licensed insurance provider in Zambia. The agreement covers the digital and embedded distribution of Phoenix’s insurance products through EFGH’s technology infrastructure and partner channels. Under the arrangement, Phoenix will make available its insurance products and related support needed for lawful distribution, and EFGH will provide integration capabilities and access to its ecosystem partners.

The parties intend to explore opportunities in Zambia, Namibia, Eswatini (Swaziland), Mozambique and Botswana, subject to regulatory, commercial and operational feasibility. Specific scopes, technical requirements, implementation phases and commercial terms are expected to be set out in separate Statements of Work.

Côte d’Ivoire and West Africa (Insurance Digitisation and Distribution — Prudential BeLife)

We have entered into a Master Services Agreement with Prudential BeLife Insurance SA (“BeLife”), a licensed insurance provider in Côte d’Ivoire (Ivory Coast), to support the digitization of BeLife’s insurance operations and the digital distribution of its products. Under the agreement, EFGH will provide technology enablement, integration expertise and platform connectivity to support BeLife’s transition from legacy systems to a more digitized insurance lifecycle.

As an initial focus, the parties intend to prioritize the integration of BeLife’s insurance products into the Gozem platform, building on BeLife’s existing partnership with Gozem. The collaboration also covers broader digital initiatives, including automation of onboarding, servicing and claims processes, as well as the exploration of additional embedded insurance and partner-led distribution channels. The scope, technical requirements, implementation phases and commercial terms of each initiative are expected to be set out in separate Statements of Work.

Indonesia (Remittance Protection — Easylink)

We are implementing a remittance protection initiative with PT. Sahabat Kirim Digital (“Easylink”), an Indonesia-based cross-border remittance provider, under a Statement of Work entered into pursuant to a Master Services Agreement. The initiative involves integrating a personal accident insurance product into Easylink’s remittance platform, with insurance coverage automatically bundled with eligible remittance transactions.

Under the arrangement, insurance coverage is issued upon successful remittance approval, with certificates of insurance digitally delivered to end-customers. EFGH provides the platform integration, policy issuance workflows and coordination with the underwriting insurer, while Easylink is responsible for customer disclosures, platform integration and transaction processing. The integration is supported through application programming interfaces and automated policy issuance processes.

Vietnam (Advanced High-Tech and Fintech Collaboration — Ban Vien)

We have entered into a memorandum of understanding (“MoU”) with Ban Vien Corporation (“BV”), a Vietnam-based technology company, to explore a collaboration relating to advanced high-tech and fintech initiatives in Vietnam, including the potential development of a Vietnam Advanced High-Tech Hub.

Under the MoU, the parties intend to combine EFGH’s experience in financial infrastructure, blockchain and digital assets with BV’s local delivery capabilities, enterprise engineering experience and technology ecosystem in Vietnam. The areas of cooperation may include software development, platform engineering and the delivery of advanced technology solutions across fintech and other high-tech domains, subject to further agreement.

The MoU represents a statement of mutual intent only and does not create binding commercial obligations. Any commercial, financial or operational arrangements arising from this collaboration, including any joint venture or project-specific engagements, would be subject to further discussion and the execution of definitive agreements. The initiative remains at an early, exploratory stage, and its timing, scope and potential impact are uncertain.

Vietnam (Training and Digital Capability Development — ICS)

We have entered into a MoU with International Cyber Security — ICS Joint Stock Company (“ICS”), a Vietnam-based company, to explore a potential collaboration focused on the delivery of training programmes in areas including digital transformation, financial technology and digital assets in Vietnam.

Under the MoU, the parties intend to combine EFGH’s proprietary curriculum, subject-matter expertise and training frameworks with ICS’s local market presence, delivery capabilities and familiarity with regulatory requirements in Vietnam. The proposed scope includes curriculum development, train-the-trainer program, quality assurance processes, local course delivery and programme marketing, subject to further agreement.

The MoU represents a statement of mutual intent only and does not create binding commercial obligations. Any commercial, financial or operational arrangements arising from this collaboration would be subject to further discussion and the execution of definitive agreements. The initiative remains at an early, exploratory stage, and its timing, scope and potential impact are uncertain.

Singapore (Digital Wallet Deployment — TS Group)

We are implementing a collaboration in Singapore with TS Group Pte Ltd (“TS Group”), an operator of large-scale accommodation facilities, including purpose-built foreign worker dormitories, to deploy a white-label digital wallet platform for residents across TS Group’s accommodation portfolio.

Under the arrangement, EFGH will provide a white-label mobile wallet application and related platform services, including user onboarding and identity verification, wallet functionality, domestic transfers, and cross-border remittance capabilities. Initial remittance corridors are scoped to Bangladesh, India, China, the Philippines and Indonesia — where many of these migrant workers originate from — with additional corridors subject to mutual agreement. EFGH is responsible for the operation, security and support of the wallet platform, while TS Group will support resident engagement and on-site operational coordination. TS Group does not provide regulated financial services under the arrangement.

Singapore (Bike-Sharing Operator — Anywheel)

We are engaged in an active project in Singapore with Anywheel Pte. Ltd. (“Anywheel”), a bike-sharing operator that manages and operates a fleet of shared bicycles under licence from the Land Transport Authority (“LTA”). The project relates to the integration of embedded insurance coverage for riders using Anywheel’s shared bicycles.

The initiative is intended to provide built-in insurance protection for riders during trips, including coverage for accidents or injuries, while supporting the use of bike-sharing as a low-carbon and environmentally sustainable mode of urban transportation. The insurance component is being explored alongside sustainability-linked arrangements, which may include environmental initiatives, partnerships, or contributions by the operator, to help offset insurance costs.

Sales and Marketing

The Company has established strategic partnerships with distribution partners across Africa and Pan-Asia. These partnerships leverage the partners’ extensive customer bases, trusted brands, and existing distribution channels while integrating the Company’s platform. These partnerships are generally governed by co-branded distribution or revenue-sharing arrangements. Our direct, ongoing interactions with our partners and business customers help us tailor offerings to them, at scale, and in the context of their usage.

Our Competition

The competitive landscape for digital financial infrastructure in EFGH’s target markets is fragmented and market-specific. EFGH competes with a range of participants, including local and regional fintech providers offering point solutions, mobile network operators operating closed or semi-closed ecosystems, system integrators delivering bespoke platforms and global technology vendors supplying individual infrastructure components.

Certain global providers offer specialized capabilities in discrete areas of the financial-services value chain. For example, payment processors such as Stripe, Adyen and Nium focus on payment acceptance and cross-border transfers, while providers such as Plaid offer data connectivity and account verification services. Other participants, including insurance API providers such as Qover and licensed banking-infrastructure providers such as Solaris and Cross River Bank, supply specific technical or regulatory components that function as components of a broader ecosystem.

These solutions typically address individual functions rather than provide integrated, interoperable infrastructure across institutions and jurisdictions. As a result, governments and enterprises often must coordinate multiple vendors, integrations and regulatory interfaces to deliver end-to-end digital services, increasing implementation complexity and time-to-deployment.

EFGH competes by offering in each market a modular, partner-driven platform designed to integrate with existing systems and regulated counterparties while retaining the flexibility to incorporate additional services and applications over time. Competitive factors include technical integration capability, localization, regulatory alignment, scalability across jurisdictions, speed of execution and the strength of long-term partner relationships.

As deployments expand across institutions and services within a jurisdiction, the technical, regulatory and operational complexity associated with replicating integrated infrastructure may increase, favouring platforms that can scale while coordinating multi-party systems over extended deployment cycles.

In Africa, the market is fragmented, driven by telco-fintech partnerships and regulatory sandboxes. Pan Asia, including Southeast Asia, East Asia, and South Asia, exhibits a more mature and consolidated landscape, fueled by superapps and e-commerce giants. Competition is intensifying across both regions due to cross-border expansions, infrastructure consolidation, and investments in AI-driven personalization, though challenges like regulatory fragmentation and digital divides persist.

Intellectual Property

EFGH relies on proprietary software architecture, platform configurations, integration methodologies, operational processes and know-how. We protect our intellectual property through contractual protections, confidentiality arrangements, trade-secret practices, trademarks, copyrights and domain registrations.

Government Regulation

EFGH operates in jurisdictions with differing regulatory frameworks governing financial services, data protection, technology deployment and cross-border activity.

EFGH’s platforms are designed to be deployed through regulated partners that hold the relevant licenses and approvals in respective jurisdictions. EFGH itself is subject to regulatory requirements applicable to its subsidiaries and operations in each jurisdiction, including data protection, cybersecurity and corporate compliance obligations.

Regulatory Compliance in Africa

We operate in a fragmented regulatory landscape across Africa, where supervision of digital financial and administrative infrastructure is primarily conducted at the national level, with limited cross-border harmonization except in specific sub-regions. Activities involving government payments, financial services, data protection, cybersecurity, and insurance distribution are subject to licensing, capital adequacy, consumer protection, anti-money laundering (AML), and data localization requirements that vary by jurisdiction. The Company does not provide financial services or underwrite policies directly but facilitates the provision and distribution of regulated digital financial products and administrative services offered by licensed third-party providers, which mitigates certain direct regulatory exposures while requiring ongoing compliance with intermediary rules, cybersecurity standards, data protection frameworks, and fair distribution practices.

African regulation of digital financial and administrative infrastructure is evolving to support financial inclusion, digital innovation, and economic stability, with many jurisdictions adopting principles from international bodies such as the Financial Action Task Force (FATF) and the Basel Committee on Banking Supervision (BCBS). Key regional regulatory bodies include:

•        Union Economique et Monétaire Ouest Africaine (UEMOA). UEMOA oversees 8 West African countries (e.g., Benin, Burkina Faso, Côte d’Ivoire, Guinea-Bissau, Mali, Niger, Senegal, Togo), enforcing harmonized rules for banking, payments, and digital financial services under the BCEAO (Central Bank of West African States) framework.

•        West African Monetary Zone (WAMZ) Initiatives: WAMZ involves countries like Ghana, Nigeria, and Sierra Leone in efforts to align supervisory practices, including cross-border payment systems, cybersecurity protocols, and fintech integration.

Our operations and partnerships span multiple African jurisdictions, each with distinct regulators and requirements. The following table summarizes key regulators, primary legislation, and considerations for digital financial and administrative infrastructure for select countries relevant to our network.

Country	Key Regulator(s)	Primary Legislation	Key Compliance
Democratic Republic of Congo (DRC)	Banque Centrale du Congo (Central Bank of Congo)	• Law No. 005/2002 on the Organization of Banking Activities • Law No. 18/020 on Data Protection	Digital payment platforms require explicit consumer consent, data localization, and cybersecurity audits under emerging fintech rules.
Ghana	Bank of Ghana (BoG)	• Payment Systems and Services Act, 2019 (Act 987) • Electronic Transactions Act, 2008 (Act 772)	Government payment integrations and financial services must adhere to fair disclosure and BoG cybersecurity guidelines. Partnerships with telecoms need approval for digital bundling.
Nigeria	National Insurance Commission (NAICOM)	• Banks and Other Financial Institutions Act, 2020 • Cybercrimes (Prohibition, Prevention, etc.) Act, 2015	Mobile-based financial services and insurance distribution must comply with CBN fintech sandbox, AML/CTF rules, and data protection under the NDPR.

Country	Key Regulator(s)	Primary Legislation	Key Compliance
Côte d’Ivoire	Banque Centrale des États de l’Afrique de l’Ouest (BCEAO); Banking Commission of WAMU; Autorité de Régulation des Télécommunications/TIC (ARTCI)	• UEMOA Uniform Banking Law • BCEAO Instruction No. 008-05-2015 on E-Money Issuance • Law No. 2013-546 on Electronic Transactions

E-money issuance requires BCEAO licensing; digital payment platforms must comply with UEMOA interoperability standards and BCEAO cybersecurity guidelines; telecom-based financial service partnerships require ARTCI approval for digital bundling.

Zambia	Bank of Zambia (BoZ)	• National Payment Systems Act, 2007 • Electronic Communications and Transactions Act, 2021	Financial services and insurance distribution need BoZ approval for data protection protocols and cybersecurity frameworks in digital platforms.
Zimbabwe	Reserve Bank of Zimbabwe (RBZ)	• Banking Act [Chapter 24:20] • National Payment Systems Act [Chapter 24:23] • Banking (Money Transmission, Mobile Banking, and Money Interoperability) Regulations, 2025 (S.I. 17 of 2025)

Digital payment platforms and mobile banking services require RBZ licensing and approval; payment service providers must comply with ISO 20022 standards for RTGS; cybersecurity audits and data protection measures required under the fintech regulatory sandbox framework.

Regulatory risks include evolving cybersecurity mandates, such as UEMOA’s ongoing reforms on digital payments. Mitigation of regulatory risks can be best achieved by a standardized and holistic compliance approach including, without limitation, dedicated regional compliance teams with local counsel, participation in FATF/African Union forums and regulatory sandboxes, and scenario planning for currency volatility and mandatory data sovereignty requirements.

Anti-Money Laundering, Anti-Corruption, and Sanctions

African regulation of AML, anti-corruption, and sanctions is evolving to combat financial crimes, enhance transparency, and align with global standards, with many jurisdictions adopting principles from the Financial Action Task Force (FATF), the United Nations Convention against Corruption (UNCAC), and United Nations Security Council Resolutions (UNSCRs). Key regional regulatory bodies include:

•        Groupe d’Action contre le Blanchiment d’Argent en Afrique de l’Ouest (GIABA). GIABA oversees West African countries (e.g., Côte d’Ivoire, Ghana, Nigeria), promoting harmonized AML/CTF measures and mutual evaluations.

•        Groupe d’Action contre le Blanchiment d’Argent en Afrique Centrale (GABAC). GABAC coordinates AML/CTF efforts in Central African countries (e.g., Democratic Republic of Congo), focusing on risk assessments and capacity building.

•        Eastern and Southern Africa Anti-Money Laundering Group (ESAAMLG). ESAAMLG involves countries like Zimbabwe and Zambia in aligning supervisory practices, including beneficial ownership transparency and targeted financial sanctions.

The following table summarizes key regulators, primary legislation, and considerations for AML, anti-corruption, and sanctions compliance for select countries relevant to our network.

Country	Key Regulator(s)	Primary Legislation	Key Compliance
Democratic Republic of Congo (DRC)	Central Bank of Congo (BCC); Financial Intelligence Unit (CENAREF); Agence de Prévention et de Lutte contre la Corruption (APLC)	• Law No. 04/016 on the Prevention and Suppression of Money Laundering and Terrorism Financing • Law No. 10/010 on the Fight Against Corruption • BCC Regulation No. 004/2004 on AML/CFT

Mandatory KYC/CDD with EDD for PEPs; STR filing within 24 hours; screening sanctions against UN lists with asset freezes; data localization and 10-year record retention; enhanced monitoring for digital cross-border payments to mitigate corruption and trade-based laundering risks.

Ghana	Bank of Ghana (BoG); Financial Intelligence Centre (FIC); Office of the Special Prosecutor (OSP)	• Anti-Money Laundering Act, 2020 (Act 1044) • Criminal Offences Act, 1960 (Act 29), as amended • Anti-Terrorism Act, 2008 (Act 762)

Risk-based CDD and transaction monitoring; STR/CTR reporting; PEP screening and anti-bribery due diligence; compliance programs including staff training and audits; sanctions implementation aligned with UNSCRs for digital financial integrations.

Nigeria	Nigerian Financial Intelligence Unit (NFIU); Central Bank of Nigeria (CBN); Economic and Financial Crimes Commission (EFCC)	• Money Laundering (Prevention and Prohibition) Act, 2022 • Terrorism (Prevention and Prohibition) Act, 2022 • Companies and Allied Matters Act, 2020

KYC/CDD with beneficial ownership verification; STR within 24 hours and CTR above ₦5M/₦10M; sanctions screening against UN/OFAC/EU lists with immediate asset freezes; anti-corruption measures for PEPs and high-risk sectors in mobile financial services.

Côte d’Ivoire	Cellule Nationale de Traitement des Informations Financières (CENTIF); Banking Commission of WAMU; Pôle Pénal Economique et Financier (PPEF)

•   Law No. 2016-992 on the Prevention and Suppression of Money Laundering and Terrorism Financing

•   UEMOA Uniform AML/CFT Law (Directive No. 02/2015/CM/UEMOA)

•   Law No. 2016-993 on Combating the Financing of Terrorism

Risk-based CDD and transaction monitoring; STR filing with CENTIF within 48 hours; CTR for transactions exceeding 5 million CFA francs; PEP screening and sanctions compliance aligned with UNSCRs; enhanced due diligence for mobile financial services and cross-border trade; Côte d’Ivoire is currently subject to FATF increased monitoring (grey-listing) with an active action plan.

Country	Key Regulator(s)	Primary Legislation	Key Compliance
Zambia	Financial Intelligence Centre (FIC); Bank of Zambia (BoZ); Anti-Corruption Commission (ACC)	• Prohibition and Prevention of Money Laundering Act, 2001 (Act 14) • Financial Intelligence Centre Act, 2010 (Act 46) • Anti-Corruption Commission Act, 2012 (Act 3)

Customer identification and beneficial ownership disclosure; EDD for PEPs; reporting of suspicious activities; targeted financial sanctions under UNSCRs with asset freezes; risk assessments for digital financial products to address corruption and illicit flows.

Zimbabwe	Financial Intelligence Unit (FIU Zimbabwe); Reserve Bank of Zimbabwe (RBZ); Zimbabwe Anti-Corruption Commission (ZACC)	• Money Laundering and Proceeds of Crime Act [Chapter 9:24] • Suppression of Foreign and International Terrorism Act [Chapter 11:21] • S.I. 76 of 2014 (Implementation of UNSCR 1267 and UNSCR 1373)

Mandatory KYC/CDD with EDD for PEPs and high-risk customers; STR filing with FIU Zimbabwe; sanctions screening against UN lists with asset freezes; record retention requirements; anti-corruption measures under ZACC oversight; compliance with ESAAMLG mutual evaluation standards for digital financial products.

Regulatory risks include evolving FATF mutual evaluation outcomes, such as grey-listing implications (including Côte d’Ivoire’s current designation under FATF increased monitoring), and enhanced sanctions regimes. Mitigation of regulatory risks can be best achieved by a standardized and holistic compliance approach including, without limitation, dedicated regional compliance teams with local counsel, participation in FATF/ESAAMLG/GIABA forums and regulatory sandboxes, and scenario planning for PEP exposure and cross-border transaction volatility.

Protection and Use of Information

Activities involving digital financial and administrative infrastructure, including government payments, financial services, and insurance distribution, are subject to data subject rights, consent requirements, data localization, cross-border transfer restrictions, breach notification, and privacy impact assessment obligations that vary by jurisdiction. The Company does not provide financial services or underwrite policies directly but facilitates the provision and distribution of regulated digital financial products and administrative services offered by licensed third-party providers, which mitigates certain direct regulatory exposures while requiring ongoing compliance with data controller or processor rules, data protection standards, and responsible information use practices.

African regulation of protection and use of information is evolving to safeguard privacy, promote data-driven innovation, and ensure accountability, with many jurisdictions adopting principles from the African Union Convention on Cyber Security and Personal Data Protection (Malabo Convention) and the EU General Data Protection Regulation (GDPR). Key regional regulatory bodies include:

•        Network of African Data Protection Authorities (NADPA/RAPDP). NADPA coordinates efforts among data protection authorities across Africa, promoting harmonized standards, mutual assistance, and capacity building.

•        Economic Community of West African States (ECOWAS) Initiatives: ECOWAS enforces supplementary acts on personal data protection for member states like Ghana and Nigeria, focusing on cross-border data flows and enforcement cooperation.

•        Southern African Development Community (SADC) Initiatives: SADC involves countries such as Zimbabwe and Zambia in efforts to harmonize payment system oversight, cybersecurity protocols, and digital financial services regulation across the southern African region.

Our operations and partnerships span multiple African jurisdictions, each with distinct regulators and requirements. The following table summarizes key regulators, primary legislation, and considerations for protection and use of information for select countries relevant to our network.

Country	Key Regulator(s)	Primary Legislation	Key Compliance
Democratic Republic of Congo (DRC)	Autorité de Protection des Données à Caractère Personnel (APDP)	• Ordinance-Law No. 23/010 of 13 March 2023 establishing the Digital Code

Mandatory consent for data processing; data subject rights including access and rectification; data localization for sensitive data; breach notification within 72 hours; cross-border transfers require adequacy decisions or safeguards; privacy by design in digital platforms.

Ghana	Data Protection Commission (DPC)	• Data Protection Act, 2012 (Act 843)

Risk-based data protection registration; explicit consent and purpose limitation; data subject rights with complaint mechanisms; cross-border transfers subject to adequacy or contractual clauses; breach reporting within 72 hours; accountability through audits for digital financial services.

Nigeria	Nigeria Data Protection Commission (NDPC)	• Nigeria Data Protection Act, 2023

Data protection impact assessments for high-risk processing; lawful basis including consent; rights to erasure and objection; data localization for public sector data; cross-border transfers with NDPC approval or BCRs; breach notification within 72 hours; enhanced protections for sensitive personal data in mobile services.

Country	Key Regulator(s)	Primary Legislation	Key Compliance
Côte d’Ivoire	Autorité de Régulation des Télécommunications/TIC de Côte d’Ivoire (ARTCI)	• Law No. 2013-450 on the Protection of Personal Data • Decree No. 2015-79 on Data Processing Declaration and Authorization Procedures • ECOWAS Supplementary Act on Personal Data Protection (2010)

Mandatory prior declaration and authorization for data processing activities with ARTCI; consent-based processing with purpose limitation; data subject rights including access, rectification, objection, and deletion; cross-border transfers subject to adequacy determinations; breach notification obligations; fines up to CFA 10 million for non-compliance; alignment with Malabo Convention principles (ratified February 2023).

Zambia	Data Protection Commissioner (DPC)	• Data Protection Act No. 3 of 2021

Licensing for data controllers and processors; consent and legitimate interest bases; data subject rights with access fees; data localization preferences; cross-border transfers via contracts or codes of conduct; breach reporting within 24 hours; risk assessments for digital administrative infrastructure.

Zimbabwe	Postal and Telecommunications Regulatory Authority of Zimbabwe (POTRAZ)	• Cyber and Data Protection Act [Chapter 12:07] (2021) • Cyber and Data Protection (Licensing of Data Controllers and Appointment of Data Protection Officers) Regulations, 2024 (S.I. 155 of 2024)

Licensing and registration of data controllers with POTRAZ in tiered categories; mandatory appointment of certified Data Protection Officers; consent-based processing with purpose limitation; data subject rights including access and objection; cross-border transfers restricted without adequacy determination by POTRAZ; breach notification within 24 hours; data protection impact assessments required for processing children’s data; enhanced cybersecurity measures for digital financial platforms.

Regulatory risks include evolving data localization mandates, such as ECOWAS’s ongoing reforms on cross-border flows. Mitigation of regulatory risks can be best achieved by a standardized and holistic compliance approach including, without limitation, dedicated regional compliance teams with local counsel, participation in NADPA/Malabo Convention forums and regulatory sandboxes, and scenario planning for data sovereignty requirements and emerging AI data use guidelines.

Data Infrastructure and Technology Partnerships

EFGH’s platform relies on modern, cloud-based data infrastructure and secure hosting environments to support transaction processing, data management and system integration. We collaborate with third-party infrastructure providers and technology partners to support deployment and scalability. Certain initiatives involve feasibility studies or non-binding arrangements related to data-center or hosting capabilities and remain subject to regulatory approvals, commercial agreements and technical readiness.

Human Capital and Operations

EFGH’s operations rely on technical, operational and management personnel across its operating regions. The ability to recruit, retain and manage skilled personnel is an important factor in the EFGH’s execution of its business strategy.

As of the date of this prospectus/proxy statement, EFGH employed 32 full-time employees globally and engages consultants and contractors as required. The team combines experienced professionals across technology, operations, regulatory coordination and business development with execution-focused talent.

Legal Proceedings

EFGH is not presently a party to any material legal proceedings, nor to the knowledge of management is any such litigation or arbitration threatened against EFGH that could reasonably be expected to have a material adverse effect on its business, financial condition, or results of operations.

Corporate Information

EFGH was formed as an exempted company with limited liability incorporated and registered in the Cayman Islands on November 6, 2025. Following the transactions set forth in and contemplated by this registration statement, EFGH will own all of the issued and outstanding equity of, and will be the wholly owned parent of, Embed Financial Group Holdings PTE. Limited, a Singapore private company, Impact Innovations Pte Ltd., a Singapore private company and Embed Global Pte Ltd, a Singapore private company. Our principal executive office, which we are required to identify under the SEC rules, is located at 63 Robinson Rd, #07-01, Singapore 068894. Our telephone number is +65 9090 4911. Our website is located at www.efgh.xyz, and our investor relations website is located at investors.efgh.xyz. The information contained in, or accessible through, our website (including any referenced reports or documents) is not part of or incorporated into, this registration statement.

Property

We are currently headquartered in Singapore. We leased office space at 63 Robinson Rd, #07-01, Singapore 068894 with an aggregate floor area of 124 square meters.

INDUSTRY OVERVIEW

Digital infrastructure encompasses the physical and technological foundations that enable the internet, cloud computing, artificial intelligence (AI), and other digital services, including data centers, networks, and related equipment. According to the iMasons Report, the global digital infrastructure industry is experiencing unprecedented growth driven by the proliferation of AI, cloud adoption, and increasing data demands. Worldwide, there is approximately 55 GW of active data center power capacity, with an additional 15 GW under construction and at least 135 GW in the development pipeline, resulting in a total aggregate capacity of 205 GW across all stages. This expansion is fueled by the need for scalable, efficient infrastructure to support AI training and inference workloads, which can require power equivalent to that of a medium-sized city for large-scale data centers.

In Southeast Asia, including our key markets of Singapore, Vietnam, Indonesia, and the Philippines, the Asia Pacific (APAC) region represents a dynamic and rapidly evolving hub for digital infrastructure. The iMasons Report indicates that APAC has over 10 GW of active hyperscale, colocation, and enterprise data center capacity, with 2.5 GW under construction and approximately 25 GW in the development pipeline, contributing to a regional total of 37.5 GW. Vacancy rates in APAC stand at around 7%, reflecting strong demand amid population density and industrialization. Singapore serves as a traditional gateway for cloud and enterprise workloads, supported by its political and economic stability, though land and power constraints have led to a moratorium on new developments from 2019 to 2022 and current vacancy rates as low as 1%. This has shifted growth to adjacent areas, such as Johor in Malaysia, where hyperscalers and colocation providers are investing billions to create special economic zones. Emerging markets like the Philippines, Thailand, and Vietnam are highlighted as the “next wave” of growth, driven by increasing enterprise shifts to cloud solutions and potential to capture demand from neighboring regions like China. For instance, Indonesia is noted for its ability to attract overflow demand, while Vietnam and the Philippines benefit from strategic locations and rising interest in interconnectivity with Southeast Asia and India. Demand in these markets is particularly strong from sectors such as banking, financial services, and insurance, which require robust data processing and low-latency networks.

In Africa, the digital infrastructure landscape holds significant untapped potential but faces challenges in scaling. The iMasons Report groups Africa within the Europe, Middle East, and Africa (EMEA) region, which has nearly 10 GW of active capacity, 2.5 GW under construction, and over 20 GW in the pipeline, totalling 32.5 GW. Africa’s specific vacancy rate is around 10%, higher than the EMEA average of 5%, due to slower capacity absorption in emerging markets. Active capacity in Africa stands at approximately 360 MW, with 238 MW under construction and 656 MW in development. Growth in 2024 was muted, adding just over 100 MW, but conditions are improving. For example, South Africa, the continent’s most developed market, has addressed frequent load shedding through new power capacity, reducing reliance on diesel backups. Nigeria’s Lagos is emerging as a key hub, with hyperscale-ready colocation data centers set to come online by 2025, providing access to nearly 500 million people in West Africa for cloud and AI inference workloads. Kenya’s Nairobi is also identified as a market to watch. To realize Africa’s “leapfrog” potential, the iMasons Report emphasizes the need for governments and enterprises to embrace cloud computing and AI, with investments right-sized for current demand while allowing for future expansion. Barriers such as power availability and skilled labor are being addressed, positioning Africa for accelerated digital economy growth.

Overall, the iMasons Report notes that AI amplifies persistent challenges like power access, public perception, talent retention, environmental commitments, and data protection, but proactive innovations, such as off-grid data centers, fuel cells, advanced nuclear technologies, and natural gas as a bridge fuel, are driving sustainable expansion in emerging markets like those we serve. EFGH’s platform is designed to function as an enabling infrastructure layer that integrates technology systems, regulated counterparties and operational workflows within existing institutional and regulatory frameworks.

InsurTech Industry and Embedded Insurance

Insurtech refers to the application of technology to enhance efficiency, innovation, and customer engagement across the insurance value chain, including carriers, distributors, and enterprises. The Houlihan Lokey Report highlights ongoing innovation in generative AI (GenAI), data analytics, and digital capabilities, which are accelerating digitization amid pressures from inflation, interest rate volatility, claims severity, cyber risks, and environmental factors. A key area of insurtech innovation is embedded and integrated insurance, which leverages existing customer relationships and buying processes in non-insurance platforms (e.g., e-commerce, fintech, or digital services) to offer seamless protection. While currently the majority of deals in the space take place in North America and Europe, Asia and Africa represent a smaller but notable portion of global M&A and venture capital in this space. In Southeast Asia and Africa, where digital adoption is surging, embedded insurance aligns with the rise of mobile-first economies and fintech ecosystems, enabling providers to reach underinsured populations through integrated platforms.

Further, the African fintech sector is experiencing robust growth, driven by expanding mobile penetration and the need for inclusive financial services. As of 2024, Africa’s digital payment networks have surpassed 1.1 billion mobile users, facilitating over $1.1 trillion in transactions. Africa’s fintech market is projected to reach $47 billion in revenue by 2028, reflecting a fivefold increase from current levels. Embedded finance, which integrates financial services into non-financial platforms, is a key growth area, with the market expected to reach $13.2 billion by 2025 and $18 billion by 2030, growing at a compound annual growth rate (CAGR) of 8.1% from 2026 to 2030. These trends are supported by initiatives such as digital public infrastructure (DPI) development, though challenges like rural connectivity gaps — where usage remains far below urban averages — and an annual infrastructure financing gap of up to $170 billion.

In Asia, the fintech landscape is similarly dynamic, with the Asia-Pacific fintech market valued at approximately $144.87 billion in 2025 and expected to grow at a CAGR of 16.02% to reach $304.55 billion by 2030. Transaction volumes in the region are projected to approach $18.9 trillion by 2025, driven largely by digital payments and innovation. Southeast Asia’s digital economy, including fintech contributions, stands at around $330 billion as of 2025. Digital infrastructure coverage is advanced, with 96% of the population covered by 4G or better mobile networks and 62% by 5G in 2024, alongside 66% internet penetration. Fixed broadband subscriptions have reached 21 per 100 inhabitants, supporting administrative and financial services, though affordability remains a barrier in lower-income countries where fixed broadband costs exceed 2% of gross national income per capita in 23 nations.

Intersection of Digital Infrastructure and InsurTech

The convergence of digital infrastructure and insurtech is particularly relevant in our target markets, where robust networks and data centers enable the delivery of embedded insurance via digital platforms. The iMasons Report’s emphasis on AI and cloud adoption supports insurtech innovations like real-time risk assessment and personalized policies, while the Houlihan Lokey Report’s focus on digital distribution highlights how infrastructure underpins embedded models. In Africa and Southeast Asia, this intersection drives economic inclusion, with digital infrastructure facilitating insurtech solutions tailored to local needs, such as micro-insurance for emerging consumers. As these markets mature, we believe the demand for integrated digital services will continue to grow, supported by the trends outlined in the referenced reports.

Demand for integrated digital financial and administrative infrastructure in Africa and Asia is further fueled by the need to address financial exclusion and enhance public service delivery. In Africa, which is home to 60% of the world’s unbanked population, fintech innovations such as mobile money and embedded finance are critical for bridging these gaps. Trends include the adoption of AI-driven finance, blockchain for cross-border payments, and DPI to enable interoperable systems, though regulatory harmonization and digital literacy improvements are essential. In Asia, enterprises are increasingly adopting hybrid AI infrastructure and focusing on cybersecurity, with social media serving as a key customer acquisition channel for 84% of fintechs in the Asia-Pacific region. Broader trends across both regions emphasize shared digital infrastructure models, public-private partnerships, and policy reforms to reduce costs and expand reach, particularly in rural areas where connectivity disparities persist.

These industry dynamics create opportunities for providers of unified digital platforms that can streamline financial and administrative services. In Africa, the emphasis on mobilizing over $1.1 trillion in domestic capital from pension funds, insurance, and sovereign wealth funds underscores the potential for scalable solutions in digital payments and inclusion. Opportunities in Asia lie in leveraging advanced mobile coverage and e-government frameworks, where 71% of countries have national digital strategies, to facilitate seamless integrations across fragmented regulatory regimes. Overall, the shift toward embedded and interoperable systems offers pathways to mitigate inefficiencies, enhance scalability, and capitalize on the growing demand for consistent user experiences in these high-growth markets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EFGH

Unless the context otherwise requires, references in this section to “we”, “us”, and “our” generally refer to the Combined Entities (as defined below).

You should read the following discussion and analysis of Embed’s financial condition and results of operations together with Embed’s combined financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2025 refer to the fiscal year ended September 30, 2025, and all references to 2024 refer to the fiscal year ended September 30, 2024.

Overview of Our Business

The accompanying combined financial statements present the financial position and results of operations of the Combined Entities, which consist of:

•        Embed Financial Group Holdings PTE Ltd (incorporated April 25, 2024)

•        Impact Innovations Pte Ltd (incorporated January 10, 2025)

•        Embed Global Pte Ltd (incorporated September 11, 2023)

(collectively, the “Combined Entities”).

These combined financial statements represent the operations, assets, and liabilities of the Combined Entities on a standalone basis. The auditors’ engagement covered only the Combined Entities. The Cayman-incorporated holding company Embed Financial Group Cayman Holdings was not audited, as the corporate reorganization described below had not yet been completed as of September 30, 2025.

On November 6, 2025, EFGH was incorporated in the Cayman Islands solely in anticipation of a future business combination and group reorganization (the “Company Reorganization”). The Company Reorganization is intended to consolidate the ownership of the Combined Entities under EFGH.

As of September 30, 2025 and through the date the financial statements were authorized for issuance, the Company Reorganization had not been completed. The Combined Entities continued to operate independently, and no legal merger, transfer of equity interests, or change of control had occurred.

Accordingly:

•        EFGH is not included in these combined financial statements.

•        References to “the Company” in these financial statements refer only to the Combined Entities, not to EFGH.

•        EFGH is disclosed only as a subsequent-event matter related to the anticipated reorganization

These combined financial statements have been prepared to reflect the historical operating activities of the Combined Entities as if they were a single economic group, prior to any steps of the Company Reorganization. The combined presentation includes:

•        the historical financial information of each entity,

•        elimination of intercompany balances and transactions, and

•        alignment of accounting policies across the Combined Entities.

No equity interests were transferred and no new holding structure existed during the periods presented.

On December 2, 2025, EFGH entered into a Business Combination Agreement with WinVest Acquisition Corp, a Delaware corporation, and related entities. Upon completion of the transaction, EFGH expects to become a publicly listed company on NYSE under the name Embed Financial Group Holdings. The Business Combination is subject to customary closing conditions, including shareholder and regulatory approvals.

EFGH is currently in the early stages of scaling its business and has incurred operating losses as it invests in market expansion. The Combined Entities’ ability to achieve profitability will depend on continued adoption of embedded finance solutions, successful execution of its growth strategy, and completion of the Business Combination. Management believes these initiatives will strengthen liquidity and accelerate EFGH’s mission to build the Finternet for underserved consumers and SMEs across Africa and Asia.

Principal Factors Affecting Our Performance

The growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors,” that we must successfully address to achieve growth, improve our results of operations, and generate profits.

Adoption of Embedded Financial Services

Since 2026 our business model depends heavily on the pace at which embedded financial services gain meaningful adoption in emerging markets. Adoption is influenced by the ability of enterprises, telecom operators, and financial institutions to integrate our infrastructure into their platforms and workflows. If adoption of embedded finance solutions is slower than expected or limited in scope, demand for our platform may be significantly less than anticipated.

Performance of Strategic Collaborations

An important part of our anticipated growth depends on our ability to enter into and maintain collaborations with government agencies, telecom companies, and financial institutions. Our prospective performance may be adversely impacted if we are unable to establish meaningful relationships with these partners or if integration efforts are delayed, especially in markets where regulatory approvals are complex.

Competitive Marketplace

The market for embedded financial services is highly fragmented, rapidly evolving, and intensely competitive. We face competition from traditional financial institutions, fintech companies, and technology platforms offering similar solutions. Many competitors have substantially greater financial resources, established brands, and strong institutional relationships, enabling them to scale faster and capture market share more effectively than we can. Industry research values the global embedded finance market at approximately $83 billion in 2023, with projections ranging from $375 billion to $588 billion by 2030, reflecting annual growth rates between 24% and 33%.

Target Customers

Our primary target customers include government agencies, telecom providers, financial institutions, and SMEs. These segments are strategically important because they drive financial inclusion and digital transformation in emerging markets. Sales cycles with these customers are often lengthy and complex, as they typically require customized solutions and have significant purchasing power compared to smaller enterprises.

Regulatory Environment

Operating across multiple jurisdictions exposes us to diverse and evolving regulatory frameworks related to financial services, data protection, and compliance. Our ability to scale depends on timely regulatory approvals and adherence to local laws. Any delays or changes in regulations could materially impact our growth prospects.

Technology Development

Our success depends on our ability to develop and maintain secure, scalable, and compliant infrastructure for embedded financial services. This requires substantial technical expertise and continuous investment in innovation. If we fail to make necessary technological advancements, our products may not achieve commercial viability, which would impair our growth prospects.

Senior Management

Our success depends on the continued leadership of our senior team, each bringing deep expertise in fintech, emerging markets, and digital infrastructure. This includes Dennis Ng, Founder, Executive Chairman and Group Chief Executive Officer; David Yeoh, Group Chief Financial Officer; Dallas Ng, Group Chief Growth/Tech; Dixon Ong, Group Chief Operating Officer, Eugene Leow, Group Chief Global Communications, Diana Mulili, Group Chief Partnerships Executive, Chia Hock Lai, Group Chief Digital Asset Strategy Officer & Chief Executive Officer, Asia; Son Tran (Sonny), Chief Executive Officer, Vietnam; Eric Mboma, Co-Chief Executive Officer, Africa and Tinashe Muyambo, Co-Chief Executive Officer, Africa. Their combined experience across investment banking, market expansion, regional regulatory frameworks, and strategic communications is critical to executing our growth strategy. The loss of any key executive could adversely impact our ability to drive innovation, maintain strategic partnerships, and achieve our objectives.

Recent Developments

The Business Combination

On December 2, 2025, we entered into a Business Combination Agreement with WinVest, a Delaware corporation, and related entities. Upon completion of the transaction, EFGH will become a wholly owned subsidiary of a newly formed holding company, which is expected to be renamed Embed Financial Global Holdings and listed on NYSE. The Business Combination is subject to customary closing conditions, including shareholder and regulatory approvals.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our unaudited combine financial statements for the year ended September 30, 2025 and the period from September 11, 2023 to September 30, 2024 included elsewhere in this proxy statement/prospectus.

Comparison of the Year Ended September 30, 2025 and the period from September 11, 2023 to September 30, 2024

The following table sets forth our results of operations for the periods presented:

	2025	2024	$ Change	% Change
Revenue	S$ 138,389	S$ 9,087	S$ 129,302	1423%

Cost of revenue	(154,071)	(12,408)	(141,663)	1142%
Gross loss	(15,682)	(3,321)	(12,361)	372%

Operating expenses
General and administrative	(2,761,367)	(568,345)	(2,193,022)	386%
Sales and marketing	(30,163)	(8,488)	(21,675)	255%
Total operating expenses	(2,791,530)	(576,833)	(2,214,698)	384%

Loss from operations	(2,807,212)	(580,154)	(2,227,059)	384%

Other Income (expense)
Other Income	1,360	—	1,360	—%
Interest expense	(154,890)	—	(154,890)	—%
Total other expense	(153,530)	—	(153,530)	—%

Net loss and comprehensive loss	S$ (2,960,742)	S$ (580,154)	S$ (2,380,588)	410%

Revenues

Revenue for the period was generated primarily from the Combined Entities’ advertising consulting services and insurance intermediary activities. These services were provided to enterprise and institutional customers across various markets.

Revenues for the years ended September 30, 2025 and 2024 were S$138,389 and S$9,087, respectively. The increase in 2025 was primarily driven by higher advertising consulting revenue generated from Hotel101 and MSIG, reflecting increased demand for campaign design, digital marketing execution, and lead-generation services. In addition, insurance commission revenue increased due to higher written and renewal premiums across the Combined Entities’ carrier relationships. These factors collectively resulted in higher overall revenue for the period.

General and administrative expenses

General and administrative expenses were S$2,761,367 for the year ended September 30, 2025, compared to S$568,345 for the prior year, an increase of approximately S$2,193,022, or 386%. The increase primarily reflects higher personnel costs due to increased headcount and business expenses associated with the Combined Entities’ expansion into African markets. These costs include additional staffing, professional services, and expanded operational infrastructure to support the Combined Entities’ broader geographic footprint and scaling activities.

Management expects G&A expenses to remain elevated as the Combined Entities continues to scale operations and strengthen administrative capabilities to support long-term growth.

Interest Expense

Interest expense for the year ended September 30, 2025 was S$154,890, compared to nil in 2024. The increase primarily relates to borrowings under related-party financing arrangements entered into during the year to support short-term working capital requirements. Management does not consider interest expense to be a core component of operations, and future amounts may vary based on the Combined Entities’ short-term financing needs and related-party funding arrangements.

Liquidity and Capital Resources; Going Concern

Historically, the Combined Entities have incurred operating losses and negative operating cash flows, which were primarily attributable to strategic, non-recurring investments in the development of future growth initiatives that are expected to generate revenue in upcoming periods. These expenditures are discretionary in nature and are not indicative of the Combined Entities’ recurring operational cost structure. For the year ended September 30, 2025 and the period from September 11, 2023 to September 30, 2024, the Combined Entities reported operating losses of approximately S$2,960,742 and S$580,154, respectively, and cash flows used in operating activities of approximately S$2,771,399 and S$463,850, respectively. As of September 30, 2025, the Combined Entities had an aggregate unrestricted cash balance of approximately S$348,891 a net working capital deficit of approximately S$1,535,547, and a combined accumulated deficit of approximately S$3,540,896.

Ordinarily, conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern relate to the entity’s ability to meet its obligations as they become due. The Combined Entities took into all available information about the future, which is at least, but not limited to twelve months from September 30, 2025, including its cashflows forecast, business plan, debt repayment schedule, support declared by its shareholder to extend debt repayment and provide additional financing according to credit facility existed as at September 30, 2025, in particular:

On May 21, 2025, the Company entered into a Loan Acquisition Agreement with EFGH Investment Pte. Ltd. (“EFGHI”), a related party shareholder. Pursuant to the agreement, EFGHI committed to provide unsecured loan financing of up to US$50.0 million, which may be drawn down in one or more tranches. Each tranche is repayable with a maturity of 24 months from its respective disbursement date, except for one tranche for which a fixed repayment date has been agreed. In February 2026, EFGHI agreed to extend the repayment date of the tranche from March 2026 to May 2027, which demonstrates continued shareholder support and eases the Company’s near-term cash flow pressure.

Management assessed the level of the Combined Entities’ net operating cashflows based on its current business plan and cost management measures in place. Management is confident that operations can be controlled to achieve at least a net cashflow breakeven position within this period. The Company’s principal shareholder, EFGHI, has demonstrated continued and active commitment to supporting the Company’s operations by agreeing to extend debt repayment terms and to provide additional financing under the credit facility in place as at September 30, 2025.

Based on its review of the shareholder’s financial position and track record of support, Management has assessed that the shareholder possesses both the financial ability and demonstrated willingness to extend debt repayment of the Combined Entities, and to provide additional financing to meet anticipated drawdown requirements under the existing credit facility as of September 30, 2025.

In light of the above, Management has determined that the loan facility provided under the Shareholder Loan Agreement, together with the Company’s projected net cashflow breakeven position within the next 12 months, collectively provides sufficient basis to alleviate the substantial doubt about the Company’s ability to continue as a going concern. Accordingly, the accompanying financial statements have been prepared on a going concern basis.

Cash Flows Analysis

Comparison of the Year Ended September 30, 2025 and the period from September 11, 2023 to September 30, 2024

The following table summarizes our cash flows for the periods presented:

	For the year ended September 30, 2025	For the period September 11, 2023 to September 30, 2024	$ Change	% Change
Net cash used in operating activities	S$ (2,771,399)	S$ (463,850)	S$ (2,307,549)	497%
Net cash used in investing activities	S$(292,891)	S$ (4,337)	S$(288,554)	6,653%
Net cash provided by financing activities	S$ 3,330,823	S$ 550,545	S$ 2,780,278	505%

Operating Activities

For the year ended September 30, 2025, net cash used in operating activities was S$2,771,399, compared to S$463,850 for the year ended September 30, 2024, reflecting an increase in operating cash outflows of approximately S$2,307,549.

The increase in net cash used in operating activities is consistent with the Combined Entities’ early-stage growth trajectory and its continued investment in scaling its business across Africa and Asia. During 2025, the Company continued to develop its infrastructure and operational capabilities to support business growth and customer onboarding activities. These initiatives required increased personnel costs, third-party service expenses, and development spending.

The increase in operating cash outflows was primarily driven by higher personnel costs and expanded operating activities associated with the Combined Entities’ growth and expansion across African markets.

Management expects operating cash outflows to remain elevated in the near term as the Combined Entities continues investing to scale its middleware layer and expand embedded finance capabilities. These investments are considered necessary to accelerate adoption of its platform in underserved markets.

Investing Activities

Net cash used in investing activities was S$292,891 for the year ended September 30, 2025, compared to S$4,337 in the prior year. This increase reflects the Combined Entities’ purchase of computer and office equipment and collection of the due from related parties balances.

Although current levels of investing activity are modest relative to the Combined Entities’ broader cash flows, management anticipates that future investment activity may increase as the Combined Entities expand into additional jurisdictions, enhances platform security capabilities, and supports expected growth in transaction volume.

Financing Activities

Net cash provided by financing activities was S$3,330,823 for the year ended September 30, 2025, compared to S$550,545 for the year ended September 30, 2024. This represents an increase of S$2,780,278.

The increase primarily reflects proceeds from financings and shareholder loans entered into during the year to support the Combined Entities’ working capital and operating requirements. These financing inflows were used to fund personnel growth, technology investments, and expansion activities across the Company’s key markets.

The increase in financing activity also aligns with the Combined Entities’ preparations for the proposed Business Combination Agreement with WinVest, signed on December 2, 2025. Management views these capital infusions as critical to strengthening the Combined Entities’ liquidity position ahead of the transaction and supporting the operational scale needed to serve expanding partnerships with government agencies, telecom companies, and financial institutions across emerging markets.

Contractual Obligations

The Combined Entities’ contractual obligations primarily consist of office leases and service commitments that support its ongoing platform development and geographic expansion.

As of the reporting date, EFGH maintains a dedicated office membership at The Great Room (Afro-Asia) in Singapore. This membership includes a dedicated office (Unit 7.01) beginning July 15, 2025 with an 18-month term, expiring December 31, 2026. The monthly membership fee is S$25,000, subject to applicable GST. This agreement represents the Combined Entities’ primary co-working and operational space used by management and engineering personnel.

In addition, EFGH entered into two separate lease agreements. The first for premises located at 204B Telok Ayer Street, Singapore. This lease has a fixed term of 24 months, commencing November 1, 2023 and ending October 31, 2025, with a monthly rental obligation of S$6,800. The second is with a Regus space, with a monthly rental obligation of S$2,188.30, which will mature January 31, 2027.

Management believes the Combined Entities’ existing contractual obligations are modest relative to its operational plans and align with its strategy of scaling its embedded finance infrastructure across emerging markets in Africa and Asia.

Off-Balance Sheet Arrangements

As of September 30, 2025 and through the date of this proxy statement/prospectus, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Estimates

The preparation of our combined financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures.

We consider an accounting estimate to be critical if:

1.      It requires significant judgment and assumptions about matters that are inherently uncertain; and

2.      Changes in those assumptions could reasonably have a material impact on our financial position or results of operations.

Our most significant critical accounting estimates are described below.

Determination of Incremental Borrowing Rate

In measuring lease liabilities under IFRS 16, Leases, the Combined Entities discount lease payments using the interest rate implicit in the lease when that rate is readily determinable. When the implicit rate cannot be readily determined, the Combined Entities use their incremental borrowing rate (“IBR”).

Determining the IBR requires significant judgment and estimation, including consideration of the credit risk of the relevant reporting entity, lease term and payment structure currency of the lease, and/or observable market interest rates and applicable credit spreads in the relevant jurisdiction. Changes in market interest rates or in the Combined Entities’ credit profile could materially impact the measurement of lease liabilities and corresponding ROU assets, as well as future interest expense.

Impairment of Long-Lived Assets, Including Right-of-Use Assets

The Combined Entities assess at each reporting date whether there are indicators that property and equipment, intangible assets, and right-of-use (“ROU”) assets may be impaired in accordance with IAS 36, Impairment of Assets. ROU assets are assessed for impairment as part of the cash-generating unit (“CGU”) to which they belong.

When indicators of impairment exist, the recoverable amount of the relevant CGU is determined as the higher of (i) value in use and (ii) fair value less costs of disposal. Value in use is calculated using discounted cash flow models that incorporate management’s projections of future operating performance. Changes in assumptions could result in material adjustments to the carrying amounts of long-lived assets, including ROU assets, and to the amount of any impairment loss recognized.

Critical Accounting Policy

Revenue Recognition

See “Note 12 — Revenue Recognition” in Embed’s combined financial statements and notes for the year ended September 30, 2025 and for the period from September 11, 2023 to September 30, 2024 included in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

EFGH operates across multiple African and Asian markets and incurs expenses and holds monetary balances in various local currencies. As a result, fluctuations in foreign exchange rates relative to the U.S. Dollar and Singapore Dollar may affect reported expenses, asset values, and cash flows. Because EFGH is expanding its Finternet platform across new jurisdictions, exposure to foreign currency risk is expected to grow. The Combined Entities have not engaged in hedging activities to date but may consider doing so as its international operations scale.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations, and cash flows is included in Note 2, to EFGH’s notes to our combined financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Emerging Growth Company Status

EFGH qualifies as an emerging growth company (“EGC”) under the JOBS Act and therefore intends to take advantage of certain reduced reporting and compliance requirements. As an EGC, EFGH is permitted to rely on exemptions from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, scaled executive compensation disclosures, and the elimination of mandatory shareholder advisory votes on executive compensation matters. These accommodations are expected to reduce compliance costs as the Combined Entities transitions toward operating as a public company following its proposed business combination with WinVest Acquisition Corp.

EFGH will maintain EGC status until the earliest of: the end of the fiscal year in which its annual gross revenues equal or exceed $1.235 billion; the end of the fiscal year following the fifth anniversary of the completion of the business combination; the date on which it issues more than $1.0 billion in non-convertible debt over a three-year period; or the date on which it becomes a “large accelerated filer,” which would occur if its public float held by non-affiliates exceeds $700 million after at least 12 months of public reporting. Until one of these thresholds is met, EFGH expects to continue utilizing the benefits available to emerging growth companies.

INFORMATION ABOUT WINVEST

Overview

WinVest is a blank check company formed under the laws of the State of Delaware on March 1, 2021. WinVest was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as the Initial Business Combination. WinVest’s search was initially focused on creating a scalable digital financial media and investing platform. However, WinVest may pursue an acquisition opportunity in any industry or sector. WinVest has neither engaged in any operations nor generated any revenue to date. Based on WinVest’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On September 17, 2021, WinVest consummated its Initial Public Offering of 10,000,000 WinVest Units. Each WinVest Unit consists of one share of WinVest Common Stock, one Public Warrant, with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of WinVest Common Stock at an exercise price of US$11.50 per whole share, subject to adjustment, and one Right, with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of WinVest Common Stock upon the consummation by WinVest of an Initial Business Combination. The WinVest Units were sold at an offering price of $10.00 per WinVest Unit, generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of the Initial Public Offering and the issuance and sale of the WinVest Units, WinVest completed the private sale of 10,000,000 Private Placement Warrants at a price of $0.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $5,000,000. Each Private Placement Warrant entitles the holder to purchase one-half of one share of WinVest Common Stock at a price of $11.50 per whole share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants.

On September 23, 2021, WinVest’s underwriters fully exercised their over-allotment option and purchased an additional 1,500,000 Over-Allotment Units, generating gross proceeds of $15,000,000 on September 27, 2021. Simultaneously with the sale of Over-Allotment Units, WinVest completed the private sale of 900,000 additional private placement warrants to the Sponsor at a purchase price of $0.50 per Private Placement Warrants, generating gross proceeds of $450,000.

WinVest’s amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) provided it until December 17, 2022 to complete an Initial Business Combination; provided, however, that if it anticipated it may not be able to consummate an Initial Business Combination by December 17, 2022, WinVest, by resolution of the WinVest Board if requested by the Sponsor, could extend the period of time to consummate an Initial Business Combination up to two times, each by an additional three months (up until June 17, 2023), subject to the deposit of additional funds into the Trust Account by the Sponsor or its affiliates or designees.

On November 30, 2022, WinVest held the November 2022 Extension Meeting to, among other things, approve the November 2022 Extension Amendment. The stockholders approved the November 2022 Extension Amendment at the November 2022 Extension Meeting. In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

On June 12, 2023, WinVest held the June 2023 Extension Meeting, at which the stockholders approved, among other things, (i) the June 2023 Extension Amendment and (ii) the Redemption Limitation Amendment. The stockholders approved the June 2023 Extension Amendment at the June 2023 Extension Meeting. In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of $6,721,794.56.

On November 30, 2023, WinVest held the November 2023 Extension Meeting, at which the stockholders approved, among other things, the November 2023 Extension Amendment. The stockholders approved the November 2023 Extension Amendment at the November 2023 Extension Meeting. In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of $1,322,518.

On June 3, 2024, WinVest held the June 2024 Extension Meeting, at which the stockholders approved, among other things, the June 2024 Extension Amendment. The stockholders approved the June 2024 Extension Amendment at the June 2024 Extension Meeting. In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of $7,367,203.65. Following such redemptions, approximately $5,573,406.91 was left in the Trust Account and 492,333 shares of Public Stock remained outstanding.

On December 10, 2024, WinVest held the December 2024 Extension Meeting, at which the stockholders approved the December 2024 Extension Amendment. In connection with the vote to approve the December 2024 Extension Amendment, the holders of 233,555 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.00 per share, representing a per-share price equal to the aggregate amount on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of shares of outstanding Public Stock, for an aggregate redemption amount of approximately $2,801,498. Following such redemptions, approximately $3,104,049 was left in the Trust Account and 258,778 shares of Public Stock remained outstanding.

On June 16, 2025, WinVest held a sixth special meeting of stockholders (the “June 2025 Extension Meeting,” and together with the November 2022 Extension Meeting, the June 2023 Extension Meeting, the November 2023 Extension Meeting, the June 2024 Extension Meeting, and the December 2024 Extension Meeting, the “Extension Meetings”), at which the stockholders approved an amendment to WinVest’s Certificate of Incorporation (the “June 2025 Extension Amendment,” and together with the November 2022 Extension Amendment, the June 2023 Extension Amendment, the November 2023 Extension Amendment, the June 2024 Extension Amendment, and the December 2024 Extension Amendment, the “Extension Amendments”) to extend the Termination Date from June 17, 2025, to July 17, 2025, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times by an additional one month each time after July 17, 2025, by resolution of the board of directors, if requested by the Sponsor, until September 17, 2025, by causing $30,000 to be deposited into the Trust Account for each such extension. In connection with the vote to approve the June 2025 Extension Amendment, the holders of 527 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.92 per share, representing a per-share price equal to the aggregate amount on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of shares of outstanding Public Stock, for an aggregate redemption amount of approximately $6,808. Following such redemptions, approximately $3,336,054 was left in the Trust Account and 258,251 shares of Public Stock remained outstanding.

On September 16, 2025, WinVest held a seventh special meeting of stockholders (the “September 2025 Extension Meeting,” and together with the November 2022 Extension Meeting, the June 2023 Extension Meeting, the November 2023 Extension Meeting, the June 2024 Extension Meeting, the December 2024 Extension Meeting, and the June 2025 Extension Meeting, the “Extension Meetings”), at which the stockholders approved an amendment to WinVest’s Certificate of Incorporation (the “September 2025 Extension Amendment,” and together with the November 2022 Extension Amendment, the June 2023 Extension Amendment, the November 2023 Extension Amendment, the June 2024 Extension Amendment, the December 2024 Extension Amendment, and the June 2025 Extension Amendment, the “Extension Amendments”) to extend the Termination Date from September 17, 2025, to October 17, 2025, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after October 17, 2025, by resolution of the board of directors, if requested by the Sponsor, until [          ], by causing $30,000 to be deposited into the Trust Account for each such extension. In connection with the vote to approve the September 2025 Extension Amendment, the holders of 38,215 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $13.37 per share, representing a per-share price equal to the aggregate amount on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of shares of outstanding Public Stock, for an aggregate redemption amount of approximately $511,042. Following such redemptions, approximately $2,942,500 was left in the Trust Account and 220,036 shares of Public Stock remained outstanding.

Following the closing of WinVest’s Initial Public Offering (including the over-allotment option), a total of $116,150,000 ($10.10 per Unit) of the net proceeds from the Initial Public Offering and the Private Placement were placed in the Trust Account. The proceeds held in the Trust Account are held in an interest-bearing deposit account.

Following the Extension Meetings, as of September 17, 2025, funds in the Trust Account totaled approximately $2,942,500. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, or up to $100,000 to pay dissolution expenses, until the earliest of (1) the completion of an Initial Business Combination (including the Closing), (2) the redemption of any shares of Public Stock properly tendered in connection with a stockholder vote to amend the Current Charter (a) to modify the substance or timing of WinVest’s obligation to redeem 100% of WinVest’s outstanding Public Stock if it does not complete an Initial Business Combination by the Termination Date or (b) with respect to any other material provisions of the Current Charter relating to stockholders’ rights or pre-Initial Business Combination activity which adversely affects the rights of holders of WinVest’s Public Stock and (3) the redemption of 100% of WinVest’s outstanding Public Stock if WinVest is unable to complete an Initial Business Combination by the Termination Date (or if such date is further extended at a duly called special meeting, such later date), subject to applicable law.

Effecting WinVest’s Initial Business Combination

Pursuant to Nasdaq listing rules, WinVest’s Initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust Account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account), which we refer to as the 80% test, at the time of the execution of a definitive agreement for the Initial Business Combination. WinVest’s board of directors determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

WinVest is seeking stockholder approval of the Business Combination at the Meeting, at which stockholders may elect to redeem their shares, regardless of if or how they vote on the Business Combination Proposal, into their pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to WinVest (net of taxes payable). Unless any such condition is waived, WinVest will consummate the Business Combination only if the combined company has net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved.

WinVest’s Initial Stockholders have agreed, among other things, (1) to vote any shares of WinVest Common Stock owned by them in favor of any proposed business combination, (2) not to redeem any shares of WinVest Common Stock in connection with a stockholder vote to approve a proposed Initial Business Combination and (3) not to sell any shares of WinVest Common Stock in any tender in connection with a proposed Initial Business Combination. As of the date of this proxy statement/prospectus, WinVest’s Initial Stockholders own 85.4% of the issued and outstanding shares of WinVest Common Stock. Accordingly, WinVest does not need any additional shares of its Public Stock to be voted in favor of the Business Combination in order for the Business Combination to be approved.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding WinVest or its securities, the Sponsor and WinVest’s officers, directors or their affiliates may, but under no obligation to, purchase shares of Public Stock in privately negotiated transactions or in the open market from institutional and other investors who vote, or indicate an intention to vote, against either of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Public Stock or vote their Public Stock in favor of the Condition Precedent Proposals. There is no limit on the number of shares of Public Stock the Sponsor, WinVest’s directors, officers or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. Any such privately negotiated purchases may be effected at purchase prices that are not higher than the per share pro rata portion of the Trust Account. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Stock in such transactions. None of the Sponsor or WinVest’s directors, officers or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares of Public Stock or during a restricted period under Regulation M under the Exchange Act. Such purchased shares will not be voted in favor of the Business Combination. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or WinVest’s officers or directors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfying the requirement that holders of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Meeting, vote in favor of the Adjournment Proposal, (2) limiting the number of shares of Public Stock that are redeemed, and (3) ensuring that the combined company has net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001. Any such purchases of the Public Stock may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. If such arrangements or agreements are entered into, WinVest will file a Current Report on Form 8-K prior to the Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of shares for which WinVest has received redemption requests.

In addition, if such purchases are made, the public “float” of the Pubco ADSs and the number of beneficial holders of our securities would both be reduced, possibly making it difficult to maintain the listing or trading of Pubco’s securities on NYSE following consummation of the Business Combination.

Liquidation if No Business Combination

If WinVest does not complete the Business Combination with EFGH or another business combination by the Termination Date (as such date may be extended pursuant to the terms of WinVest’s Certificate of Incorporation), WinVest will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of its outstanding Public Stock for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay its dissolution expenses) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the Rights and Warrants will expire and holders of Rights or Warrants will receive nothing upon a liquidation with respect to such Rights or Warrants, and the Rights and Warrants will be worthless.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of WinVest’s Trust Account distributed to its public stockholders upon the redemption of 100% of its outstanding Public Stock in the event it does not complete an Initial Business Combination within the required time period may be considered a liquidation distribution under Delaware law. If WinVest complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of WinVest’s Trust Account distributed to its public stockholders upon the redemption of 100% of its outstanding Public Stock in the event WinVest does not complete its Initial Business Combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is WinVest’s intention to redeem its Public Stock as soon as reasonably possible following the Termination Date (as may be extended), and, therefore, WinVest does not intend to comply with the above procedures. As such, its stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of such date.

Because WinVest will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to it at such time, that will provide for the payment of all existing and pending claims or claims that may be potentially brought against WinVest within the subsequent 10 years. However, because WinVest is a blank check company, rather than an operating company, and its operations are limited to seeking to complete an Initial Business Combination, the only likely claims to arise would be from vendors (such as lawyers, investment bankers, etc.), prospective target businesses or potentially claims related to the 1% Excise Tax under the Inflation Reduction Act of 2022.

WinVest has agreed to have any prospective target businesses, and use its best efforts to have all other third parties, enter into valid and enforceable agreements with WinVest waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account. As a result, the claims that could be made against WinVest will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the Trust Account. WinVest therefore believes that any necessary provision for creditors will be reduced and should not have a significant impact on its ability to distribute the funds in the Trust Account to its public stockholders. Nevertheless, there is no guarantee that third parties and service providers will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, WinVest would execute an agreement with that entity only if its management first determined that it would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where WinVest may engage a third party that refused to execute a waiver would be the engagement of a third party consultant who cannot sign such an agreement due to regulatory restrictions, such as its auditors, who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver, or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with WinVest, such third parties will not seek recourse against the Trust Account.

The Sponsor has agreed that it will be liable to WinVest if and to the extent any claims by third parties for services rendered or products sold to WinVest, or a prospective target business with which WinVest has discussed entering into a transaction agreement, or any reductions in the value of the trust assets, reduce the amount of funds in the Trust Account to below $10.10 per share of Public Stock, except as to any claims by a third party who executed a valid and enforceable agreement with WinVest waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under WinVest’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Sponsor may not be able to satisfy its indemnification obligations, as WinVest has not required the Sponsor to retain any assets to provide for its indemnification obligations, nor has WinVest taken any further steps to ensure that the Sponsor will be able to satisfy any indemnification obligations that arise. Moreover, the Sponsor will not be liable to WinVest’s public stockholders and instead will only have liability to WinVest. As a result, if WinVest liquidates, the per-share distribution from the Trust Account could be less than approximately $10.10 due to claims or potential claims of creditors. WinVest will distribute to all of its public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the Trust Account, inclusive of any interest not previously released to WinVest to pay income taxes (less any taxes payable and up to $100,000 of interest to pay dissolution expenses), subject to its obligations under Delaware law to provide for claims of creditors as described below.

If WinVest is unable to consummate an Initial Business Combination and is forced to redeem 100% of its outstanding Public Stock for a portion of the funds held in the Trust Account, it anticipates notifying the trustee of the Trust Account to begin liquidating such assets promptly after such date and anticipates it will take no more than 10 business days to effectuate the redemption of the Public Stock. WinVest’s Initial Stockholders have waived their rights to participate in any redemption with respect to their Founder Shares. However, if an Initial Stockholder owns any shares of Public Stock, it will be entitled to liquidation distributions from the Trust Account with respect to such shares of Public Stock if WinVest fails to complete its Initial Business Combination within the allotted time period. WinVest will pay the costs of any subsequent liquidation from its remaining assets outside of the Trust Account and from up to $100,000 of interest income on the balance of the Trust Account (net of income and other tax obligations) that may be released to it to pay for dissolution expenses. If such funds are insufficient, the Sponsor has agreed to pay the funds necessary to complete such liquidation and has agreed not to seek repayment of such expenses. Each holder of Public Stock will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to WinVest (less any taxes payable and up to $100,000 of interest to pay dissolution expenses). The proceeds deposited in the Trust Account could, however, become subject to claims of WinVest’s creditors that are in preference to the claims of its public stockholders.

WinVest’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of WinVest’s failure to complete an Initial Business Combination in the required time period or (ii) if such stockholders seek to redeem their respective shares of WinVest Common Stock (a) upon WinVest’s completion of a business combination or (b) in connection with a vote seeking to amend any material provisions of its Certificate of Incorporation relating to stockholders’ rights or pre-Initial Business Combination activity (including the substance or timing of WinVest’s obligation to redeem 100% of WinVest’s outstanding Public Stock if it does not complete an Initial Business Combination by the Termination Date). In no other circumstances will WinVest’s stockholder have any right or interest of any kind to or in the Trust Account. Holders of Rights and Public Warrants will not have any right to the proceeds held in the Trust Account with respect to such Rights or Public Warrants.

If WinVest is forced to file a bankruptcy petition or an involuntary bankruptcy petition is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in WinVest’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share redemption amount received by public stockholders may be less than $10.10. See “Risk Factors - Risks Related to WinVest’s Business and the Business Combination - If third parties bring claims against us, the proceeds held in trust could be reduced and the per share liquidation price received by WinVest’s public stockholders may be less than $10.10 per share (which was the amount per share initially placed in the Trust Account).

If, after WinVest distributes the proceeds in the Trust Account to its public stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by WinVest’s stockholders. In addition, WinVest’s board of directors may be viewed as having breached its fiduciary duty to WinVest’s creditors and/or having acted in bad faith, thereby exposing itself and WinVest to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. WinVest cannot assure you that claims will not be brought against it for these reasons. See “Risk Factors — Risks Related to WinVest’s Business and the Business Combination — Any distributions received by WinVest stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, WinVest was unable to pay its debts as they fell due in the ordinary course of business.”

The Sponsor and WinVest’s Initial Stockholders have agreed, pursuant to a written agreement with WinVest, that they will not propose any amendment to WinVest’s Certificate of Incorporation (A) to modify the substance or timing of WinVest’s obligation to redeem 100% of its outstanding Public Stock if WinVest does not complete an Initial Business Combination within the required time period set forth in its Certificate of Incorporation or (B) with respect to any other material provisions relating to stockholders’ rights or pre-Initial Business Combination activity, unless WinVest provides its public stockholders with the opportunity to redeem their shares of Public Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to WinVest to pay WinVest’s income tax or other tax obligations, divided by the number of then-outstanding shares of Public Stock.

Facilities

WinVest currently maintains its principal executive offices at 125 Cambridgepark Drive, Suite 301, Cambridge, Massachusetts 02140, pursuant to an agreement with the Sponsor. The cost for this space is included in the aggregate $10,000 per month fee WinVest pays to the Sponsor for office space, utilities and secretarial and administrative support services. WinVest believes, based on rents and fees for similar services, that the fee charged by the Sponsor is at least as favorable as it could have obtained from an unaffiliated entity. WinVest considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations.

Upon consummation of the Business Combination, the principal executive offices of the combined company will be located at 63 Robinson Road, #07-01, Afro-Asia, Singapore 068894.

Employees

WinVest has two executive officers, Manish Jhunjhunwala as its Chief Executive Officer and Chief Financial Officer and Mark Madden as its Chief Strategy Officer. These individuals are not obligated to devote any specific number of hours to WinVest’s matters and intend to devote only as much time as they deem necessary to WinVest’s affairs. The amount of time they will devote in any time period will vary based on the stage of the business combination process WinVest is in. WinVest presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to its business. WinVest does not intend to have any full-time employees prior to the consummation of the Initial Business Combination.

Competition

If WinVest succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Pubco’s competitors. WinVest cannot assure you that, subsequent to the Business Combination, Pubco will have the resources or ability to compete effectively. Information regarding EFGH’s competition is set forth in the sections titled “Information about EFGH - Competition.”

Current Directors and Executive Officers

WinVest’s executive officers and directors are as follows:

Name	Age	Position
Manish Jhunjhunwala	47	Chief Executive Officer, Chief Financial Officer and Director
Mark H. Madden	67	Chief Strategy Officer and Director
Alok R. Prasad	57	Head of Growth and Director
Lawrence S. Kramer	74	Director
Edward J. McGowan	54	Director
Dr. Alex Pentland	73	Director
Martin Schmidt	64	Director

Manish Jhunjhunwala

Mr. Jhunjhunwala, one of WinVest’s founders, has served as WinVest’s Chief Executive Officer, Chief Financial Officer and director since March 2021. Mr. Jhunjhunwala has served as Chief Executive Officer for Trefis since co-founding the company in 2009. In this role, Mr. Jhunjhunwala is responsible for all strategic initiatives and operations of Trefis and was the visionary behind its creation and implementation. He oversees the teams responsible for the development of www.Trefis.com, and the proprietary underlying technologies and systems. He has led multiple successful capital raise efforts and has established key partnerships and distribution initiatives across various business and financial services industries, including partnerships with financial media, major investment banks, research houses, online brokerages, strategy consulting firms, and other Fortune 500 companies. Prior to co-founding Trefis, Mr. Jhunjhunwala worked as a consultant at McKinsey & Company. He received an MBA and PhD from Massachusetts Institute of Technology, completing his doctoral thesis focused on the physics, engineering and design of complex microscale systems. He received his undergraduate degree from the Indian Institute of Technology. WinVest believes Mr. Jhunjhunwala’s leadership and entrepreneurial experience together with his technological expertise makes him well-qualified to serve on its board of directors.

Mark H. Madden

Mr. Madden has served as WinVest’s Chief Strategy Officer since May 2021, and he has served as a director since September 14, 2021. He is a corporate finance professional with decades of experience managing multi-billion dollar investment portfolios with holdings in over 35 countries globally, and he has led teams in structuring, launching and building investment management businesses. Since 2012, he has served as the Managing Partner of Covenant Advisors LLC, an investment firm. Since June 2018, he has served as the Treasurer, Corporate Secretary and member, and more recently as Chair, of the board of directors of Clozex Medical, Inc., a developer of wound closure products. He has also served as the Managing Member of BWS Partners LLC since June 2016. Previously, Mr. Madden managed investment groups at Pioneer Investments, OppenheimerFunds, and TCW Group with oversight responsibility for portfolio managers, analysts, product development, investment strategy, institutional marketing, risk control and regulatory compliance. In recent years, Mr. Madden has been an active investor, advisor, investment banker, Chief Financial Officer and board member to emerging growth companies. Prior to his work in investment banking, he began his career in chemical engineering. Mr. Madden received a BS from Trinity College and an MBA from the University of Virginia Darden School of Business. WinVest believes Mr. Madden’s extensive knowledge of the capital markets and global investment experience and expertise makes him well-qualified to serve on its board of directors.

Alok R. Prasad

Mr. Prasad has served as WinVest’s Head of Growth since August 2021 and has served as a director since September 14, 2021. He has served as Chief Executive Officer and director of CashRepublic Holding, Inc., a community-focused fintech company that seeks to provide consumers with an alternative to banks, since January 2021. From January 2019 to March 2020, Mr. Prasad served as President of OakNorth US Inc., a fintech firm providing credit intelligence tools to banks, and Deputy Chief Executive Officer and Chief Operations Officer of OakNorth Bank plc. Prior to that, from February 2017 to December 2018, he served as Head of Digital Advanced Client Solutions for The Bank of America Corporation, where he also served on the board of the Bank Administration Institute. From 2004 to 2016, he held various senior positions at Merrill Lynch, including Head of Strategy for Global Investment Banking, Head of Business Planning, Marketing, and Merrill Direct for Wealth Management and Head of Merrill Edge, the company’s electronic trading platform, which he helped launch in 2010 and subsequently grew to over $200 billion in investable assets. He received a Bachelor of Technology from Indian Institute of Technology (BHU) Varanasi and an MBA and Ph.D. from Cornell University. WinVest believes Mr. Prasad’s extensive knowledge of the fintech industry, together with his executive leadership experience, makes him well-qualified to serve on its board of directors.

Lawrence S. Kramer

Mr. Kramer has served as a director and Chairman of the Board of WinVest since September 14, 2021. He is a seasoned media executive, entrepreneur and journalist. Mr. Kramer has served as director of Advance Local, one of the largest media groups in the United States, since 2020. Prior to his service as a director of Advance Local, Mr. Kramer served as director of several public companies, including Discovery Communications, MDC Partners (March 2016 to June 2019), Gannett Corp. (July 2015 to August 2019) and TheStreet, Inc. (October 2015 to August 2019), where he served as Chairman of the Board and, in 2016, as Acting Chief Executive Officer. Previously, he served as President and Publisher of USA Today from April 2012 to July 2015. Before joining USA Today, Mr. Kramer served as Adjunct Professor of Media Management at Syracuse University from January 2010 to May 2012. Prior to this, he served as Senior Advisor for Polaris Venture Partners, a venture capital firm, from July 2007 to January 2010, where he advised the firm on digital media investments. From 2005 to 2008, Mr. Kramer worked for CBS Corp., first as inaugural president of CBS Digital Media and then as a consultant. From 1994 to 2005, he served as Chairman and Chief Executive Officer of Marketwatch.com, which he co-founded and took public. Mr. Kramer served as Vice President of Marketing and News for Data Broadcast Corp from 1992 to 1994, following its acquisition of DataSport, Inc., which Mr. Kramer founded in 1991. From 1974 to 1990 he was a reporter and senior editor at The San Francisco Examiner and The Washington Post. He is currently Vice Chairman of the Board of Trustees of Syracuse University and served on the board of Harvard Business Publishing from April 2004 until September 2023. He received a BS from Syracuse University and an MBA from Harvard University. WinVest believes Mr. Kramer’s extensive executive leadership experience and media industry expertise, together with his public company board experience, makes him well-qualified to serve on its board of directors.

Edward J. McGowan

Mr. McGowan has served as a director of WinVest since September 14, 2021. Since March 2019, he has served as Executive Vice President and Chief Financial Officer of Akamai Technologies, Inc. (NASDAQ: AKAM), where he oversees all finance functions for Akamai worldwide and his responsibilities include directing the company’s accounting, tax, treasury, investor relations, financial planning and analysis, and business finance activities and operations. He began his career with Akamai in 2000 and has served in numerous roles across the organization since that time, including as Senior Vice President, Finance, Senior Vice President, Global Sales Media & Carrier Division, and Vice President, Global Carrier Strategy & Sales. Since joining Akamai, he has been instrumental in the development of many strategic alliances with major global carriers including AT&T, Telefonica, PLDT, Bell Canada, Telstra, Orange, and Singtel, and was instrumental in helping to establish Akamai’s Carrier Products business in 2012, in addition to leading numerous mergers and acquisitions from 2005 to 2012. He received a BS from Providence College and a Certificate in Accountancy from Bentley College. WinVest believes Mr. McGowan’s corporate finance and operational expertise together with his executive leadership experience in the technology and internet sector, makes him well-qualified to serve on its board of directors.

Dr. Alex Pentland

Dr. Pentland has served as a director of WinVest since September 14, 2021. He has served as a professor at MIT since 1987, with appointments in MIT Sloan School of Business, MIT Institute for Data, Systems, and Society and MIT School of Architecture and Planning. Since 1995, Dr. Pentland has served as the Toshiba Professor of Media, Arts and Sciences. He founded and currently directs the MIT Connection Science initiative, a program that pioneered computational social science, using big data and artificial intelligence to gain insight into human society. He currently co-chairs the Institute of Electrical and Electronics Engineers (IEEE) Council on Extended Intelligence and serves on the board of the UN’s Global Partnership for Sustainable Development Data. Prior to joining the MIT faculty, Dr. Pentland served as Industrial Lecturer in Computer Science at Stanford University from 1983 to 1987 and as Senior Computer Science at SRI International, AI Center from 1982 to 1987. Dr. Pentland is one of the most-cited authors in computer science. He has authored numerous publications and has filed over one dozen patents in artificial intelligence, sensing and digital networking. In addition to his academic work, he is also an entrepreneur, and has founded companies including ginger.io, Riffanalytics.ai and Endor.com. He received a BS from the University of Michigan and a Ph.D. from MIT. WinVest believes Dr. Pentland’s significant expertise in computer science and his extensive leadership experience, including as founder of numerous data-driven companies, makes him well-qualified to serve on its board of directors.

Martin Schmidt

Mr. Schmidt has served as a director of WinVest since September 14, 2021. He has served as president of Rensselaer Polytechnic Institute (“RPI”) since July 2022. Prior to joining RPI, Mr. Schmidt served as Provost of MIT from February 2014 to July 2022. Mr. Schmidt was a member of the MIT faculty from 1988 to July 2022, and he was appointed as the Ray and Maria Stata Professor of Electrical Engineering and Computer Science in 2016. His teaching and research is in the areas of micro and nanofabrication of sensors, actuators and electronic devices; microelectromechanical systems; design of micromechanical sensors and actuators; and micro/nanofabrication technology. He is the co-author of more than 80 journal publications and 120 peer-reviewed conference proceedings. He is also an inventor on more than 30 issued U.S. patents. Mr. Schmidt is active in consulting with industry in the commercialization of technology. His research group has transferred a number of new technologies to industry, and he has co-founded or has been the co-inventor of the core technology of six start-up companies. Mr. Schmidt received a BS from the Rensselaer Polytechnic Institute and SM and PhD degrees from the Massachusetts Institute of Technology. WinVest believes Mr. Schmidt’s exceptional expertise in technological innovation and development, together with his experience advising and consulting start-up companies, makes him well-qualified to serve on its board of directors.

Advisory Board

Lee Barba

Mr. Barba has served as a member of WinVest’s advisory board since September 14, 2021. He has over 45 years of experience in the financial markets. He has served as an advisor to Modern Meadow, Inc. since June 2012, and previously served as director of several public and private companies, including Spark Networks, Inc. from December 2014 to November 2016, LearnVest Inc. from December 2009 to November 2014, Kapitall, Inc. from March 2010 to February 2014 and EDAC Technologies Corp from January 2010 to June 2013. Previously, Mr. Barba served at thinkorswim Group Inc. and certain of its predecessor entities (collectively, “thinkorswim”) from 2000 until thinkorswim’s sale to TD Ameritrade, Inc. in 2009, serving as Chief Executive Officer and director from December 2001 until the company’s acquisition, and as Chairman from June 2002 until the company’s acquisition. From 1998 to 1999, Mr. Barba was the Chief Executive Officer of Openlink Financial LLC, and from 1997 to 1999 he served as President of Coral Energy, the natural gas trading subsidiary of Shell Oil Company. Prior to joining Coral Energy, Mr. Barba spent 22 years on Wall Street. He served as Managing Director of Bankers Trust Company from 1989 to 1997, where he was responsible for managing various global trading businesses, including the company’s European offices and its Global Risk Management Advisory business. From 1975 to 1977 and from 1983 to 1989, he held numerous roles at PaineWebber & Co., including Vice President and Managing Director, as well as leading its Municipal Securities Group and Fixed Income Division. From 1977 to 1983, he served as Vice President of Lehman Brothers Holdings Inc.

Richard Blunck

Mr. Blunck has served as a member of WinVest’s advisory board since September 14, 2021. He served as the Executive Vice President, Digital Distribution of Fidelity Investments Inc. (“Fidelity”) from 2010 to 2020. He was also Fidelity’s Chief Marketing Officer from 2013 through 2015. During his tenure, Fidelity’s brokerage experienced consistently high consumer rankings along with significant customer, business and operating leverage growth. Prior to joining Fidelity, he was Senior Vice President, Digital at JP Morgan Chase & Co.’s retail brokerage business from 2003 to 2010. He is currently the CEO of Eve Wellness and serves as a venture investor and advisor to digital brands in multiple industries.

Jeff Chow

Mr. Chow has served as a member of WinVest’s advisory board since September 14, 2021. Mr. Chow has over 25 years of experience leveraging highly disruptive technologies to build scaled customer centric products. He is currently Chief Product and Technology Officer for Miro, where he provides real-time visual collaborative tools to enterprise organizations. Prior to Miro, he served as CEO at InVisionApp Inc., SVP Product at Jobcase, Inc., Head of Product at TripAdvisor, Inc. and Lead Product Manager at Google Play Newsstand, a division of Google LLC. Mr. Chow was the co-founder of several consumer and mobile ventures, including Third Screen Media (acquired by AOL) and Springpad (acquired by Google).

John DiBacco

Mr. DiBacco has served as a member of WinVest’s advisory board since September 14, 2021. He recently joined Clear Street to help build its derivatives business. Prior to this role, he was Asset Class Head at Chicago Trading Company, where he helped create an automated corporate bond trading platform. Before this, he was a senior member of the Management Committee at Virtu Financial, Inc. (“Virtu”), responsible for exchange traded funds and equity trading. Prior to Virtu’s acquisition of KCG Holdings, Inc. (“KCG”) in July 2017, Mr. DiBacco was the Global Head of Equity Trading at KCG. He began his career at UBS Investment Bank, a division of UBS Group AG, where he spent 14 years in many capacities responsible for several U.S. and global trading businesses. He is currently a board member of the Miami Options Exchange.

Kevin Gentzel

Mr. Gentzel has served as a member of WinVest’s advisory board since September 14, 2021. He is the Global Chief Commercial and Growth Officer at Newsweek, responsible for leading the company’s digital advertising, digital subscription, affiliate, consumer, events and docuseries businesses. Mr. Gentzel joined Gannett as its first chief revenue officer in 2015 and led all advertising and marketing solutions revenue in North America, including USA TODAY, ReachLocal, and over 260 local news properties. He built and led a global team of 4,000 employees and was responsible for $1.6 billion in revenue. In 2019, Mr. Gentzel was promoted to President, Digital Marketing and Advertising Solutions, and under his leadership grew digital revenue in display, search and social to over $1 billion in annual recurring revenue and ran the full P&L for the $400 million digital marketing solutions business. Previously, as Yahoo!’s head of advertising sales for North America, Mr. Gentzel oversaw the operations of the sales organization from developing new revenue streams and sales strategies to leading client meetings and activities at key industry events. Under his leadership, his team was responsible for $4 billion in advertising revenue. During his previous role as the Chief Revenue Officer at The Washington Post, he was responsible for launching and building the TWP Brand Studio, along with driving revenue across all products including print, digital, events, and conferences. Mr. Gentzel successfully led the commercial team through the sale of the company to Jeff Bezos. Prior to The Washington Post, Mr. Gentzel was president and group publisher at Forbes before his promotion to Forbes’ first Chief Revenue Officer in 2010. During his tenure as Chief Revenue Officer, he developed industry leading ad product innovation, including the early native advertising offering AdVoice, launched a Chief Marketing Officer practice, and cultivated a world-class sales leadership team of which included senior leaders across the media, tech and advertising industries. Mr. Gentzel is a regular speaker at industry events, such as the Financial Times Global Media Summit, Business Insider Ignition, the Forbes CMO Summit, the Digiday Publisher Summit, Advertising Week and the Cannes Advertising Festival. Mr. Gentzel graduated from the University of Florida with a BA in English Literature.

Andrew Goldberger

Mr. Goldberger has served as a member of WinVest’s advisory board since September 14, 2021. He is the founder of Trademark Car Wash, a private equity-backed chain in the auto services industry. He has over 15 years of experience launching, managing and advising fintech and services businesses. Previously, Mr. Goldberger was the founder and Chief Executive Officer of Smart Tuition Holdings, LLC, a leading K-12 tuition payments processor for millions of households, before its sale to Blackbaud Inc. in 2015. He was also the founder and Chief Executive Officer of ParishPay, LLC, a payment processor for churches and religious non-profits, which was acquired by Yapstone, Inc.

Jeff LeBlanc

Mr. LeBlanc, one of WinVest’s founders, has served as a member of WinVest’s advisory board since September 14, 2021. He is the co-founder of Sputnik 84, LLC (“Out of Print”), a direct-to-consumer merchandise platform for readers that was acquired by Penguin Random House LLC in 2017. He has over 20 years of experience in investing, advising startups and Fortune 500 companies, managing operations and launching new ventures. Mr. LeBlanc previously served in analyst roles at Greenlight Capital, Inc., where he covered long/short equity investments, as well as GE Capital and McKinsey and Co. Mr. LeBlanc currently serves on the Board of Directors of Cactus Acquisition Corp (CCTSU) and as Chief Financial Officer of ANEW Medical, Inc. and previously served on the Boards of Riot New Media Group and Books for Africa. He received an MBA from Harvard Business School and a BS in Chemical Engineering from MIT.

Robert C. Pozen

Mr. Pozen has served as a member of WinVest’s advisory board since September 14, 2021. Mr. Pozen currently serves as a director of AMC, a division of the International Finance Corporation, a senior lecturer at MIT Sloan School of Management, as Chairman of the Advisory Board of Agility, Chairman of the Leadership Council of the Tax Policy Center, and as trustee of the IFRS Foundation. Mr. Pozen previously served as a director of several public companies, including Nielsen Holdings plc (2010 to May 2021), Medtronic plc (2004 to December 2018) and BCE Inc. (2002 to 2010). From July 2010 to December 2011, Mr. Pozen was Chairman Emeritus of MFS Investment Management. Prior to that, he was Chairman of MFS Investment Management from February 2004 to June 2010. In 2003, he served as Secretary of Economic Affairs for the Commonwealth of Massachusetts. Mr. Pozen was also the John Olin Visiting Professor, Harvard Law School from 2002 to 2004 and the Chairman of the SEC Advisory Committee on Improvements to Financial Reporting from 2007 to 2008. From 1987 through 2001, Mr. Pozen worked for Fidelity Investments in various capacities, serving as President of Fidelity Management and Research Co. from 1997 through 2001. He received a BA from Harvard College and a JD from Yale Law School.

David Siegel

Mr. Siegel has served as a member of WinVest’s advisory board since September 14, 2021. He is the Chief Executive Officer of Meetup, Inc. (“Meetup”), the largest online platform for finding and building local community. He has over 20 years of experience as a technology and digital media executive leading organizations through innovative product development, rapid revenue growth, and digital traffic acceleration. Prior to joining Meetup, Mr. Siegel was Chief Executive Officer of Investopedia LLC, and before that, he served as President of Seeking Alpha Inc. He is an adjunct professor at Columbia University, where he teaches strategic planning and entrepreneurship.

Number and Terms of Office of Officers and Directors

WinVest’s board of directors currently consists of seven members and is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to WinVest’s first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors will expire at WinVest’s first annual meeting of stockholders. The term of office of the second class of directors will expire at WinVest’s second annual meeting of stockholders. The term of office of the third class of directors will expire at WinVest’s third annual meeting of stockholders.

WinVest’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. WinVest’s board of directors is authorized to appoint persons to the offices set forth in its bylaws as it deems appropriate. WinVest’s bylaws provide that its officers may consist of one or more chief executive officers, a chief financial officer, a secretary and such other officers (including without limitation, one or more chairmen of the board, presidents, vice presidents, partners, managing directors, senior managing directors, assistant secretaries and a treasurer) as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of WinVest’s board of directors be independent. WinVest’s board of directors has determined that Messrs. Kramer, McGowan, Pentland and Schmidt are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules.

Executive Officer and Director Compensation

None of WinVest’s executive officers or directors have received any cash compensation for services rendered to WinVest. Commencing on September 14, 2021, through the earlier of the consummation of an initial business combination and WinVest’s liquidation, WinVest accrues an obligation to the Sponsor for office space, utilities and secretarial and administrative support services in the amount of $10,000 per month pursuant to the Administrative Services Agreement. No compensation of any kind, including finder’s, consulting or other similar fees, will be paid to any of WinVest’s existing stockholders, including its Sponsor, its directors, its advisory board members or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on WinVest’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than WinVest’s board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. As of the date of this proxy statement/prospectus, other than the repayment of outstanding promissory notes and the payment of accrued obligations to the Sponsor pursuant to the Administrative Services Agreement, there were no out-of-pocket unpaid reimbursable expenses for which our insiders, officers, directors, advisory board members or any of their affiliates are awaiting reimbursement.

After the completion of the Business Combination, directors or members of WinVest’s management team who remain with the combined company may be paid consulting, management or other fees from Pubco. WinVest has not established any limit on the amount of such fees that may be paid by Pubco to its directors or members of management. It is unlikely the amount of such compensation will be known prior to the Business Combination, because the Pubco Board will be responsible for determining executive officer and director compensation. Any compensation to be paid to WinVest’s executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely of independent directors or by a majority of the independent directors on the Pubco Board.

WinVest does not intend to take any action to ensure that members of its management team maintain their positions with Pubco after the consummation of the Business Combination, although it is possible that some or all of WinVest’s executive officers and directors may negotiate employment or consulting arrangements to remain with Pubco after the Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with Pubco may have influenced WinVest’s management’s motivation in identifying or selecting a target business but WinVest does not believe that the ability of its management to remain with Pubco after the consummation of the Business Combination was a determining factor in its decision to proceed with the Business Combination. WinVest is not party to any agreements with its executive officers or directors that provide for benefits upon termination of employment.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending, or to WinVest’s knowledge, threatened against WinVest or any members of its management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

WinVest has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, WinVest’s annual reports contain financial statements audited and reported on by WinVest’s independent registered public accounting firm. WinVest has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WINVEST

References in this discussion and analysis to “we,” “us,” “our” or the “Company” refer to WinVest Acquisition Corp.

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). We intend to effectuate our Initial Business Combination using cash from the proceeds of our initial public offering (the “Initial Public Offering”), our capital stock, debt or a combination of cash, stock and debt.

As of December 31, 2024, and the date of this filing, we had not commenced core operations. All activity for the period from March 1, 2021 (inception) through December 31, 2024, related to our formation, raising funds through our Initial Public Offering, identifying a target company for an Initial Business Combination and working to consummate our Initial Business Combination with Xtribe (as defined below). We will not generate any operating revenues until after the completion of the Initial Business Combination, at the earliest. We generate non-operating income in the form of interest on cash and cash equivalents held in the Trust Account, and prior to the liquidation of the money market funds held in the Trust Account in January 2025, we generated dividend income on such money market funds.

The stock exchange listing rules provide that the Initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the value of the assets held in a trust account (the “Trust Account”) in the United States maintained by Continental Stock Transfer & Trust Company (“Continental”), as trustee (excluding the deferred underwriting commissions and taxes payable), at the time of the our signing a definitive agreement in connection with the Initial Business Combination. We will only complete an Initial Business Combination if the post-Initial Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target company or otherwise acquires a controlling interest in the target company sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that we will be able to successfully effect an Initial Business Combination.

Our amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) provided that we had until December 17, 2022 to complete an Initial Business Combination; provided, however, that if we anticipated we may not be able to consummate an Initial Business Combination by December 17, 2022, we, by resolution of the board of directors if requested by our sponsor, WinVest SPAC LLC (the “Sponsor”), could extend the period of time to consummate an Initial Business Combination up to two times, each by an additional three months (up until June 17, 2023), subject to the deposit of additional funds into the Trust Account by our Sponsor or its affiliates or designees. On November 30, 2022, we held a special meeting of stockholders (the “November 2022 Extension Meeting”) to, among other things, approve an amendment to our Certificate of Incorporation to extend the date by which we must consummate an Initial Business Combination (the “Termination Date”) from December 17, 2022 to January 17, 2023, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2023, or a total of up to six months after the original Termination Date of December 17, 2022, unless the closing of the Initial Business Combination shall have occurred prior thereto (the “November 2022 Extension Amendment”). Our Sponsor agreed that if the November 2022 Extension Amendment was approved at the November 2022 Extension Meeting, it or one or more of its affiliates, members or third-party designees would lend to us up to $750,000 to be deposited into the Trust Account.

The stockholders approved the November 2022 Extension Amendment at the November 2022 Extension Meeting. Accordingly, on December 5, 2022, we issued an unsecured promissory note in the principal amount of $750,000 (the “First Extension Note”) to our Sponsor, pursuant to which our Sponsor agreed to loan to us up to $750,000 in connection with the extension of the Termination Date. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of the Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, our Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of our common stock, par value $0.0001 per share (“Common Stock”), at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants (as defined below) issued to our Sponsor at the time of our Initial Public Offering. The balance on the First Extension Note as of December 31, 2024 and 2023 was $750,000.

In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 shares of Common Stock issued as part of the Units (as defined below) sold in our Initial Public Offering (“Public Stock”) properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

On June 12, 2023, we held a second special meeting of stockholders (the “June 2023 Extension Meeting”) at which the stockholders approved, among other things, (i) an amendment to our Certificate of Incorporation (the “June 2023 Extension Amendment”) to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month (or such shorter period as may be requested by the Sponsor) after July 17, 2023, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2023, or a total of up to six months after June 17, 2023, unless the closing of our Initial Business Combination shall have occurred prior thereto, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that we may not consummate any business combination unless we have net tangible assets of at least $5,000,001 upon consummation of such business combination. Following stockholder approval of the June 2023 Extension Amendment and the Redemption Limitation Amendment at the June 2023 Extension Meeting, on June 16, 2023, we filed the June 2023 Extension Amendment and the Redemption Limitation Amendment with the Delaware Secretary of State.

In connection with the approval of the June 2023 Extension Amendment on June 12, 2023, on June 13, 2023, we issued an unsecured promissory note in the principal amount of $390,000 (the “Second Extension Note”) to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of the Initial Business Combination, our Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private warrants to purchase shares of our Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to our Sponsor at the time of the Initial Public Offering. The balance on the Second Extension Note as of December 31, 2024 and 2023 was $390,000.

In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $6,721,795. Following such redemptions, $13,551,331 was left in the Trust Account and 1,265,429 shares of Public Stock remained outstanding.

On November 30, 2023, we held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to our Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2024, or a total of up to six months after December 17, 2023, unless the closing of our Initial Business Combination shall have occurred prior thereto, by causing $55,000 to be deposited into the Trust Account for each such extension.

In connection with the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, we issued an unsecured promissory note in the principal amount of $330,000 (the “Third Extension Note”) to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Third Extension Note as of December 31, 2024 and 2023 was $330,000 and $55,000, respectively.

In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $1,322,518. Following such redemptions, approximately $12,360,810 was left in the Trust Account and 1,143,123 shares of Public Stock remained outstanding.

On May 9, 2024, we entered into a Business Combination Agreement (the “Original Business Combination Agreement”), by and among WinVest, WinVest Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest, WinVest Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest, Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”), and Xtribe Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of Xtribe PLC. On September 16, 2024, we entered into an Amended and Restated Business Combination Agreement (the “A&R Business Combination Agreement”), by and among WinVest, WinVest (BVI) Ltd., a British Virgin Islands business company registered with company number 2157117 and a wholly owned subsidiary of WinVest, Xtribe PLC and Xtribe (BVI) Ltd., a British Virgin Islands business company registered with company number 2157137 and a wholly-owned subsidiary of Xtribe PLC (together with Xtribe PLC, “Xtribe”), which amends and restates the Original Business Combination Agreement in its entirety. The A&R Business Combination Agreement and the transactions contemplated therein were approved by our board of directors and the board of directors of Xtribe PLC.

On June 3, 2024, we held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to our Certificate of Incorporation (the “June 2024 Extension Amendment”) to extend the Termination Date from June 17, 2024 to July 17, 2024, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after July 17, 2024, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2024, or a total of up to six months after June 17, 2024, unless the closing of our Initial Business Combination shall have occurred prior thereto, by causing $30,000 to be deposited into the Trust Account for each such extension.

In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of approximately $7,367,204. Following such redemptions, 492,333 shares of Public Stock remained outstanding.

Following the approval of the June 2024 Extension Amendment on June 3, 2024, on June 12, 2024, we issued an unsecured promissory note in the principal amount of $180,000 (the “Fourth Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan us up to $180,000 in connection with the extension of the Termination Date. The Fourth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Fourth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fourth Extension Note as of December 31, 2024 and 2023 was $180,000 and $0, respectively.

On December 10, 2024, we held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to our Certificate of Incorporation (the “December 2024 Extension Amendment”) to extend the Termination Date from December 17, 2024 to January 17, 2025, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2025, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2025, or a total of up to six months after December 17, 2024, unless the closing of our Initial Business Combination shall have occurred prior thereto, by causing $30,000 to be deposited into the Trust Account for each such extension.

In connection with the vote to approve the December 2024 Extension Amendment, the holders of 233,555 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.00 per share, for an aggregate redemption amount of approximately $2,801,498. Following such redemptions, approximately $3,104,049 was left in the Trust Account and 258,778 shares of Public Stock remained outstanding.

Following the approval of the December 2024 Extension Amendment on December 10, 2024, on December 16, 2024, we issued an unsecured promissory note in the principal amount of $180,000 (the “Fifth Extension Note,” and collectively with the First Extension Note, the Second Extension Note, the Third Extension Note, and the Fourth Extension Note, the “Extension Notes”) to the Sponsor, pursuant to which the Sponsor agreed to loan us up to $180,000 in connection with the extension of the Termination Date. The Fifth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Fifth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fifth Extension Note as of December 31, 2024 and 2023 was $30,000 and $0, respectively.

On January 31, 2025, we issued an unsecured promissory note to the Sponsor (the “January 2025 Promissory Note”), pursuant to which we may borrow up to an aggregate principal amount of $1,000,000. The January 2025 Promissory Note does not bear interest and matures upon the closing of the Initial Business Combination. In the event that the Company does not consummate an Initial Business Combination, the January 2025 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. Through the date of this report, we have effected drawdowns of $9,500 under the January 2025 Promissory Note.

Through the date of this report, we have effected drawdowns of $1,740,000 under the Extension Notes and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to March 17, 2025. Such amounts will be distributed either to: (i) all of the holders of Public Stock upon our liquidation or (ii) holders of Public Stock who elect to have their shares redeemed in connection with (a) a vote to approve certain specified amendments to the Company’s Certificate of Incorporation or (b) the consummation of an Initial Business Combination.

If we are unable to consummate an Initial Business Combination within the allotted time period, we will, as promptly as possible but not more than ten business days thereafter, redeem 100% of our outstanding Public Stock for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay our dissolution expenses), and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders. In the event of our dissolution and liquidation, the Rights (as defined below) and Public and Private Placement Warrants will expire and will be worthless.

Results of Operations and Known Trends or Future Events

All activities through December 31, 2024, were related to our organizational activities, preparation for our Initial Public Offering, and, after our Initial Public Offering, identifying a target company for an Initial Business Combination and working to consummate our Initial Business Combination with Xtribe. We will not generate any operating revenues until after completion of our Initial Business Combination. Subsequent to our Initial Public Offering on September 17, 2021, we generate non-operating income in the form of interest on cash and cash equivalents held in the Trust Account, and prior to the liquidation of the money market funds held in the Trust Account in January 2025, we generated dividend income on such money market funds. We incur ongoing expenses as a result of being a public company for legal, financial reporting, accounting and auditing compliance, as well as for due diligence expenses.

For the year ended December 31, 2024, our net loss was $2,231,950 and expenses from operating activities were $2,572,890, as compared to a net loss of $1,147,608 and expenses from operating activities of $1,764,719 for the year ended December 31, 2023. These increases were mainly due to an increase in legal and professional fees for the years ended December 31, 2024, as compared to the year ended December 31, 2023, due to efforts being made to complete our Initial Business Combination with Xtribe. We intend to use our operating cash held outside the Trust

Account primarily to evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an Initial Business Combination.

Liquidity, Capital Resources and Going Concern

As of December 31, 2024, we had $566 in our operating bank account and a working capital deficit of $5,813,265, as compared to $37,946 in our operating bank account and a working capital deficit of $2,717,064 as of December 31, 2023. Our liquidity needs prior to the consummation of the Initial Public Offering had been satisfied through proceeds from advances from a related party, our Sponsor, and from the issuance of Common Stock. Subsequent to the consummation of the Initial Public Offering, liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering, the proceeds from our Sponsor’s purchase of Private Placement Warrants held outside of our Trust Account and loans from the Sponsor. We will need to access additional liquidity in order to consummate an Initial Business Combination.

On March 16, 2021, we issued an unsecured promissory note to the Sponsor, which note was amended on March 27, 2022 (the “March 2021 Promissory Note”), pursuant to which we may borrow up to an aggregate principal amount of $300,000, of which $300,000 was outstanding under the March 2021 Promissory Note as of December 31, 2024 and 2023. The March 2021 Promissory Note is non-interest bearing and payable on the date on which we consummate an Initial Business Combination. The Sponsor may elect to convert any portion or all of the amount outstanding under the March 2021 Promissory Note into warrants to purchase shares of our Common Stock at a conversion price of $0.50 per warrant, with each warrant entitling the holder thereof to acquire one-half (1/2) share of Common Stock at an exercise price of $11.50 per whole share, commencing on the date of our Initial Business Combination. No such conversions have yet occurred. During 2023, we effected drawdowns of $300,000 under the March 2021 Promissory Note. These amounts remain outstanding as of December 31, 2024. The purpose of each drawdown is for the payment of expenses associated with operations and those necessary to initiate an Initial Business Combination.

On September 17, 2021, we consummated our Initial Public Offering of 10,000,000 units (the “Units”). Each Unit consists of one share of Common Stock, one redeemable warrant (the “Public Warrant”), with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one right (the “Right”), with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by us of an Initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of the Initial Public Offering and the issuance and sale of the Units, we completed the private sale of 10,000,000 warrants (the “Private Placement Warrants,” and collectively with the Public Warrants, the “Warrants”) at a price of $0.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $5,000,000 (such sale, the “Private Placement”). Each Private Placement Warrant entitles the holder thereof to purchase one-half (1/2) of one share of Common Stock at a price of $11.50 per whole share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants.

On September 23, 2021, our underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021. Simultaneously with the sale of Over-Allotment Units, we consummated a private sale of an additional 900,000 Private Placement Warrants (the “Additional Private Placement Warrants”) to the Sponsor at a purchase price of $0.50 per Private Placement Warrant, generating gross proceeds of $450,000.

We paid a total of $2,400,000 in underwriting discounts, expenses and commissions (not including deferred underwriting commissions of $4,025,000 payable only upon completion of our Initial Business Combination) and $523,969 for other costs and expenses related to the Initial Public Offering, resulting in aggregate net proceeds from the Initial Public Offering and overallotment of $112,076,031.

As of September 27, 2021, a total of $116,150,000 of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants and the Additional Private Placement Warrants were deposited in the Trust Account, and we had $638,000 of cash held outside of the Trust Account, after payment of costs related to the Initial Public Offering.

On December 5, 2022, we issued the First Extension Note to our Sponsor in the principal amount of $750,000. On December 5, 2022, we effected the first drawdown of $125,000 under the First Extension Note and caused the Sponsor to deposit such sum into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to January 17, 2023. During 2023, we effected drawdowns of $625,000 under the First Extension Note and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from January 17, 2023 to June 17, 2023.

In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

On June 13, 2023, we issued the Second Extension Note to our Sponsor in the principal amount of $390,000. During 2023, we effected drawdowns of $390,000 under the Second Extension Note and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from June 17, 2023 to December 17, 2023.

In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $6,721,795.

On October 31, 2023, we issued an unsecured promissory note to the Sponsor (the “October 2023 Promissory Note”), pursuant to which we may borrow up to an aggregate principal amount of $1,000,000. As of December 31, 2024, we had effected drawdowns of $904,500 under the October 2023 Promissory Note. The October 2023 Promissory Note does not bear interest and matures upon the closing of the Initial Business Combination. In the event that we do not consummate an Initial Business Combination, the October 2023 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. The purpose of each drawdown is for the payment of expenses associated with operations and those necessary to initiate an Initial Business Combination.

In connection with the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, we issued the Third Extension Note to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $330,000 in connection with the extension of the Termination Date. The balance on the Third Extension Note as of December 31, 2024 was $330,000.

In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $1,322,518. Following such redemptions, 1,143,123 shares of Public Stock remained outstanding.

In connection with the approval of the June 2024 Extension Amendment on June 3, 2024, on June 12, 2024, we issued the Fourth Extension Note to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $180,000 in connection with the extension of the Termination Date. The balance on the Fourth Extension Note as of December 31, 2024 was $180,000.

In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of approximately $7,367,204. Following such redemptions, 492,333 shares of Public Stock remained outstanding.

In connection with the approval of the December 2024 Extension Amendment on December 10, 2024, on December 16, 2024, we issued the Fifth Extension Note to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $180,000 in connection with the extension of the Termination Date. The balance on the Fifth Extension Note as of December 31, 2024 was $30,000.

In connection with the vote to approve the December 2024 Extension Amendment, the holders of 233,555 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.00 per share, for an aggregate redemption amount of approximately $2,801,498. Following such redemptions, 258,778 shares of Public Stock remained outstanding.

As of December 31, 2024, we had cash held in the Trust Account of approximately $3.1 million. We intend to use substantially all of the remaining funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable, to complete our Initial Business Combination. We may withdraw interest from the Trust Account to pay taxes and up to $100,000 of dissolution expenses, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to consummate an Initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

The accompanying financial statements have been prepared on the basis that we will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2024, we had not commenced any operations. All activity for the years ended December 31, 2024, and 2023 relates to identifying a target company for an Initial Business Combination and working to consummate our Initial Business Combination with Xtribe. We will not generate any operating revenues until after the completion of the Initial Business Combination, at the earliest. We generate non-operating income in the form of interest on cash and cash equivalents held in the Trust Account, and prior to the liquidation of the money market funds held in the Trust Account in January 2025, we generated dividend income on such money market funds. Our ability to commence operations is contingent upon consummating an Initial Business Combination. We currently have until March 17, 2025 to consummate our Initial Business Combination, which is 42 months from the closing of our Initial Public Offering. We will not be able to consummate our Initial Business Combination by March 17, 2025.

Management’s plan to address the March 17, 2025 liquidation is to extend the liquidation period by one month increments by depositing $30,000 into the Trust Account each month for a total of up to three additional months to extend the liquidation period to June 17, 2025 from March 17, 2025. Management intends to close its Initial Business Combination with Xtribe by June 17, 2025.

To the extent we are unable to consummate an Initial Business Combination, we will need to pay the costs of liquidation from our current available funds outside the Trust Account, including the approximate amount of $95,500 still available to us under the October 2023 Promissory Note as of December 31, 2024, and $990,500 still available to us under the January 2025 Promissory Note as of the date of this report, and from up to $100,000 of interest income on the balance of the Trust Account (net of income and other tax obligations) that may be released to us to pay for dissolution expenses. If such funds are insufficient, our Sponsor has agreed to pay the funds necessary to complete such liquidation and has agreed not to seek repayment of such expenses. Based on these circumstances, management has determined that there is substantial doubt about our ability to continue as a going concern due to insufficient liquidity, the uncertainty of liquidity requirements and the mandatory liquidation date within one year.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities as of December 31, 2024, other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, secretarial, and administrative support services provided to the Company. We began incurring these fees on September 14, 2021 and will continue to incur these fees monthly until the earlier of the completion of an Initial Business Combination or the Company’s liquidation.

Deferred underwriting discounts and commissions in an amount equal to 3.5% of the gross proceeds raised in the Initial Public Offering, or $4,025,000, will be payable to the underwriters upon the consummation of our Initial Business Combination and will be held in the Trust Account until the consummation of such Initial Business Combination.

As of December 31, 2024, we did not have any off-balance sheet arrangements as defined in Item 303 of Regulation S-K. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Management has determined that the Company has no critical accounting estimates.

Recent Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2022-03, Fair Value Measurement (Topic 820) (“ASU 2022-03”). The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this update also require additional disclosures for equity securities subject to contractual sale restrictions. The provisions in this update are effective for fiscal years beginning after December 15, 2023 for public business entities. Early adoption is permitted. We do not expect to early adopt this ASU. We are currently evaluating the impact of adopting this guidance on our balance sheets, results of operations and cash flows.

ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted and should be applied prospectively with the option of retrospective application. We do not expect to early adopt this ASU. We are currently evaluating the impact of adopting this guidance on our balance sheets, results of operations and cash flows.

We do not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of WinVest and EFGH, adjusted to give effect to the Business Combination and related transactions.

Pubco and Merger Subs were incorporated for the sole purpose of effectuating the Transactions. They do not meet the definition of a business. These entities have no activities other than transaction costs which are included in the transaction accounting adjustments.

Therefore, the following unaudited pro forma condensed combined statement of financial position as of September 30, 2025 combines the historical audited statement of financial position of EFGH as of September 30, 2025 and the historical unaudited balance sheet of WinVest as of September 30, 2025, giving pro forma effect to the Business Combination as if it had occurred as of September 30, 2025.

The following unaudited pro forma condensed combined statement of profit or loss for the year ended September 30, 2025 includes the historical audited statement of profit or loss of Veraxa for the year ended September 30, 2025 and the historical unaudited statement of operations of WinVest for the twelve months ended September 30, 2025 on a pro forma basis as if the Business Combination had occurred on October 1, 2024, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statement of financial position as of September 30, 2025, has been derived from:

•        the historical unaudited financial statements of WinVest as of September 30, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of EFGH as of September 30, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of profit or loss for the year ended September 30, 2025, has been derived from:

•        the historical unaudited financial statements of WinVest for the nine months ended September 30, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of WinVest for the year ended December 31, 2024, and the related notes thereto included elsewhere in this proxy statement/prospectus;

•        the historical unaudited financial statements of WinVest for the nine months ended September 30, 2024, and the related notes thereto included in the Form 10-Q filed with SEC on November 14, 2024;

•        the historical audited financial statements of EFGH for the year ended September 30, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus which incorporates Transaction Accounting Adjustments. EFGH and WinVest have elected not to present any estimates related to potential synergies and other transaction effect that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, of each of EFGH and WinVest included in this proxy statement/prospectus, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EFGH,” the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of WinVest” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transactions

Business Combination

On November 6, 2025, Embed Financial Group Cayman Holdings (“Cayman HoldCo”) was incorporated in the Cayman Islands solely in anticipation of a future business combination and group reorganization, which is intended to consolidate the ownership of Embed Financial Group Holdings PTE Ltd, ,Impact Innovations Pte Ltd and Embed Global Pte Ltd.

On December 2, 2025, WinVest entered into a Business Combination Agreement with Pubco, RFGH Merger Sub, WinVest Merger Sub, and EFGH. Pursuant to the Business Combination Agreement, and subject to the terms and subject to the conditions thereof, the following transactions will occur:

(i)     promptly after the date of the Business Combination Agreement, pursuant to one or more Contribution Agreements between the equity holders of the Contributed Companies, and EFGH, the equity holders of the Contributed Companies shall contribute all of their equity interests in the Contributed Companies to EFGH in exchange for the issuance to such equity holders of certain EFGH Class A Shares and EFGH Class B Shares;

(ii)    at the Closing, (a) EFGH Merger Sub will merge with and into EFGH, with EFGH surviving as a wholly-owned subsidiary of Pubco and the issued and outstanding shares of EFGH (other than EFGH Dissenting Shares) being automatically cancelled in exchange for the right to receive shares of Pubco and (b) WinVest Merger Sub will merge with and into WinVest with WinVest surviving as a wholly-owned subsidiary of Pubco and the outstanding securities of WinVest being converted into the right to receive shares of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law;

(iii)   as consideration for the Company Merger, the EFGH Shareholders (other than EFGH Dissenting Shareholders) as of immediately prior to the Company Merger Effective Time collectively shall be entitled to receive from Pubco, in the aggregate, a number of Pubco Ordinary Shares with an aggregate value equal to Four Hundred Twenty-Five Million U.S. Dollars ($425,000,000), with each Pubco Ordinary Share issued at a price of Ten U.S. Dollars ($10.00) per Pubco Ordinary Share (as equitably adjusted for share subdivisions, consolidations, share dividends, combinations, reorganizations, recapitalizations and the like after the Closing);

(iv)   the Company Merger Consideration Shares shall be allocated among EFGH Shareholders holding EFGH Class A Shares prior to the Company Merger Effective Time and EFGH Shareholders holding EFGH Class B Shares prior to the Company Merger Effective Time;

(v)    each EFGH Class A Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any Company Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive the Company Class A Merger Consideration Shares and each EFGH Shareholder (other than a EFGH Dissenting Shareholder) shall receive its pro rata share of the Company Class A Merger Consideration Shares, based on the number of EFGH Class A Shares owned by such EFGH Shareholder immediately prior to the Company Merger Effective Time, divided by the total number of EFGH Class A Shares issued and outstanding as at such time;

(vi)   each EFGH Class B Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any EFGH Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive the Company Class B Merger Consideration Shares and each EFGH Shareholder (other than a EFGH Dissenting Shareholder) shall receive its pro rata share of the Company Class B Merger Consideration Shares, based on the number of EFGH Class B Shares owned by such EFGH Shareholder immediately prior to the Company Merger Effective Time, divided by the total number of EFGH Class B Shares issued and outstanding as at such time.; and

(vii)  at the SPAC Merger Effective Time, (i) each issued and outstanding WinVest Public Unit will be automatically detached and the holder thereof shall be deemed to hold one share of WinVest Common Stock, one WinVest Public Warrant and one Winvest Right, in each case in accordance with the terms of the applicable WinVest Unit, (ii) each share of WinVest Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time will be canceled and converted automatically into the right to receive one Pubco Class A Ordinary Share, (iii) each WinVest Public Warrant and each WinVest Private Warrant issued and outstanding immediately prior to the SPAC Merger Effective Time will, by virtue of the SPAC Merger and without any action on the part of the holders thereof, cease to represent a right to acquire shares of WinVest Common Stock and will instead represent a right to acquire Pubco Class A Ordinary Shares on the same terms and conditions as applied immediately prior to the SPAC Merger, and (iv) each WinVest Right issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically converted into the number of Pubco Class A Ordinary Shares that would have been received by the holder thereof if such WinVest Right had been converted upon the consummation of a Business Combination.

Immediately prior to the Company Merger Effective Time and the SPAC Merger Effective Time (i) the Class A ordinary shares, par value $0.0001 per share, of Pubco, shall be entitled to one (1) vote per share on all matters on which the Pubco Ordinary Shares are entitled to vote, and (ii) the Class B ordinary shares, par value $0.0001 per share, of Pubco, shall be entitled to ten (10) votes per share on all matters on which the Pubco Ordinary Shares are entitled to vote, as shall be provided for and fully described in the amended and restated Memorandum and Artiles of Association of Pubco that will be adopted prior to the Closing of the Business Combination.

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination, the Transactions and related agreements by the respective shareholders of WinVest and EFGH, (ii) effectiveness of the registration statement on Form F-4 to be filed by Pubco in connection with the Business Combination; (iii) the absence of laws or governmental orders prohibiting the Business Combination, (iv) the receipt of certain required regulatory approvals, (v) WinVest having at least $5,000,001 of net tangible assets upon the Closing after giving effect to the Redemption and any PIPE Investment, (viii) customary bringdown of the representations, warranties and covenants of the parties and (ix) receipt of approval for Pubco’s listing on the Nasdaq Stock Market LLC.

As of the date of this proxy statement/prospectus, the net tangible assets condition has not been satisfied. The parties intend to satisfy the net tangible assets condition through a PIPE Investment and Additional Financing and through amounts released from the Trust Account. In the event the net tangible assets condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to the parties from the Trust Account, and/or we obtain less financing proceeds than we expect, EFGH may, in its sole discretion, waive the net tangible assets condition. If EFGH waives the net tangible assets condition, WinVest intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting.

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, WinVest would be expected to be treated as the “acquired” company for financial reporting purposes, and EFGH will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        EFGH’s current shareholders will hold a majority of the voting power of the combined company post Business Combination;

•        EFGH’s current shareholders will have the ability to control decisions regarding election and removal of directors and officers of Pubco;

•        EFGH’s operations will substantially comprise the ongoing operations of the combined company; and

•        EFGH’s senior management will comprise the senior management of the combined company.

Another determining factor was that WinVest does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of International Financial Reporting Standards 2, Share-Based Payments, (“IFRS 2”). The net

assets of WinVest will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to WinVest over the fair value of WinVest’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

WinVest has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of WinVest Public Shares into cash as more fully described below:

•        Assuming No Additional Redemptions Scenario:    This presentation assumes that no Public Stockholders exercise their rights to redeem any of their Public Shares for a pro rata portion of the funds in the Trust Account. Thus, the amount of funds held in the Trust Account is available for the Business Combination. It also reflects $14.5 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the $5.0 million net tangible assets condition and assumes no Additional Financing or other financing.

•        Assuming 100% Redemptions Scenario:    This presentation assumes that Public Stockholders holding 220,036 Public Shares will exercise their redemption rights for $3.2 million upon consummation of the Business Combination at a redemption price of $14.47 per share. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 100% redemptions. It also reflects $17.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the $5.0 million net tangible assets condition and assumes no Additional Financing or other financing.

Ownership

The following table sets out share ownership of Pubco on a pro forma basis assuming the No Additional Redemptions Scenario and 100% Redemptions Scenario:

	No Additional Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)
Public Stockholders(2)	986,703	—	2.1%	0.6%	766,667	—	1.6%	0.4%
Initial Stockholders	2,875,000	—	6.0%	1.7%	2,875,000	—	6.0%	1.7%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	59.6%	16.4%	28,475,000	—	59.4%	16.4%
EFGH Founder	—	14,025,000	29.3%	80.6%	—	14,025,000	29.3%	80.5%
PIPE Investors(3)	1,452,626	—	3.0%	0.7%	1,774,275	—	3.7%	1.0%
Total	33,789,329	14,025,000	100.0%	100.0%	33,890,942	14,025,000	100.0%	100.0%

____________

(1)      Each Pubco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Pubco Class A Ordinary Shares are entitled to vote, and each Pubco Class B Ordinary Share will entitle the holder thereof to ten (10) votes per share on all matters on which the Pubco Class B Ordinary Shares are entitled to vote.

(2)      Includes the 766,667 shares issuable upon the exercise of the Public Rights.

(3)      Amount reflects the Pubco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the $5.0 million net tangible assets condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $14.5 million of PIPE Investment in the No Additional Redemptions Scenario and (ii) $17.7 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, there has been no binding agreement for a PIPE Investment or other financing.

The following unaudited pro forma condensed combined statement of financial position as of September 30, 2025 and the unaudited pro forma condensed combined statement of profit or loss for the year ended September 30, 2025 are based on (i) the audited financial statements of EFGH for the year ended September 30, 2025, (ii) the unaudited financial statements of WinVest for the nine months ended September 30, 2025, (iii) the audited financial statements of WinVest for the year ended December 31, 2024, and (iv) the unaudited financial statements of WinVest for the nine months ended September 30, 2024. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements:

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025(1)

	Historical				Scenario 1: No Additional Redemptions Scenario			Scenario 2: 100% Redemptions Scenario
	EFGH (IFRS)	Cayman HoldCo (IFRS)	WinVest (US GAAP)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
	$	$	$	$	$		$	$		$
ASSETS
Current Assets
Cash and cash equivalents	270,395	—	—	—	3,184,645	C	2,749,403	(3,184,645)	I	2,749,403
					(4,025,000)	D		3,216,491	K
					(6,810,000)	E		(31,846)	M
					(4,075,762)	F
					14,526,255	K
					(321,130)	M
Accounts receivable, net	80	—	—	—	—		80	—		80
Prepaid expenses	38,552	—	49,998	—	—		88,550	—		88,550
Due to related parties	213,579	—	97,434	—	(97,434)	A	213,579	—		213,579
Other current asset	10,385	—	—	—	—		10,385	—		10,385
Total current assets	532,991	—	147,432	—	2,381,574		3,061,997	—		3,061,997
Non-Current Assets
Property, plant and equipment, net	11,543	—	—	—	—		11,543	—		11,543
Right of use asset	284,445	—	—	—	—		284,445	—		284,445
Other assets	58,126	—	—	—	—		58,126	—		58,126
Cash and money market funds held in Trust Account	—	—	2,976,212	—	97,434	A	—	—		—
					110,999	B
					(3,184,645)	C
Total non-current assets	354,114	—	2,976,212	—	(2,976,212)		354,114	—		354,114
TOTAL ASSETS	887,105	—	3,123,644	—	(594,638)		3,416,111	—		3,416,111

LIABILITIES AND COMBINED EQUITY
Accounts payable and accrued liabilities	52,406	—	3,288,765	—	(1,675,000)	E	1,666,171	—		1,666,171
Contract liabilities	7,990	—	—	—	—		7,990	—		7,990
Due to related parties	1,433,378	—	434,965	—	(434,965)	F	1,433,378	—		1,433,378
Lease liability, operating	229,288	—	—	—	—		229,288	—		229,288
Income tax payable	—	—	139,000	—	(139,000)	M	—	—		—
Excise tax payable	—	—	182,130	—	(182,130)	M	—	—	M	—
Extension note, related party	—	—	1,950,000	—	90,000	B	—	—		—
					(2,040,000)	F
Promissory note, related party	—	—	1,600,797	—	(1,600,797)	F	—	—		—
Total current liabilities	1,723,062	—	7,595,657	—	(5,981,892)		3,336,827	—		3,336,827
Non-Current Liabilities
WinVest common stock subject to possible redemption	—	—	—	3,073,647	110,998	B	—	—		—
					(3,184,645)	I
Deferred underwriting commissions	—	—	4,025,000	—	(4,025,000)	D	—	—		—
Warrant liabilities	—	—	—	450,240	—		450,240	—		450,240
Lease liability, non-current	57,816	—	—	—	—		57,816	—		57,816
Due to related party, non-current	1,768,320	—	—	—	—		1,768,320	—		1,768,320
Total non-current liabilities	1,826,136	—	4,025,000	3,523,887	(7,098,647)		2,276,376	—		2,276,376
TOTAL LIABILITIES	3,549,198	—	11,620,657	3,523,887	(13,080,539)		5,613,203	—		5,613,203

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
FINANCIAL POSITION — (CONTINUED)
AS OF SEPTEMBER 30, 2025(1)

	Historical				Scenario 1: No Additional Redemptions Scenario			Scenario 2: 100% Redemptions Scenario
	EFGH (IFRS)	Cayman HoldCo (IFRS)	WinVest (US GAAP)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
	$	$	$	$	$		$	$		$
Commitments and Contingencies
WinVest common stock subject to possible redemption	—	—	3,073,647	(3,073,647)	—		—	—		—

Combined Deficit
WinVest preferred stock, par value $0.0001, 1,000,000 shares authorized	—	—	—	—	—		—	—		—
WinVest common stock, par value $0.0001, 100,000,000 shares authorized	—	—	288	—	22	I	—	(22)	I	—
					(310)	J		22	J
EFGH combined capital	82,151	—	—	—	(82,151)	G	—	—		—

Pubco Class A ordinary shares, $0.0001 par value	—	—	—	—	2,848	G	3,380	(22)	J	3,390
					310	J		32	K
					145	K
					77	N

Pubco Class B ordinary shares, $0.0001 par value	—	—	—	—	1,403	G	1,403	—		1,403

Additional paid-in capital	—	—	—	—	(4,535,000)	E	34,385,070	(3,184,623)	I	31,623,608
					77,900	G		3,216,459	K
					(12,711,187)	H		(2,761,452)	L
					3,184,623	I		(31,846)	M
					14,526,110	K
					33,842,701	L
					(77)	N

Accumulated deficit	(2,744,244)	—	(11,570,948)	(450,240)	(89,999)	B	(36,586,945)	2,761,452	L	(33,825,493)
					(600,000)	E
					12,711,187	H
					(33,842,701)	L
TOTAL COMBINED DEFICIT	(2,662,093)	—	(11,570,660)	(450,240)	12,485,901		(2,197,092)	—		(2,197,092)
TOTAL LIABILITIES AND COMBINED DEFICIT	887,105	—	3,123,644	—	(594,638)		3,416,111	—		3,416,111

____________

(1)      The unaudited pro forma condensed combined statement of financial position as of September 30, 2025 combines the historical audited statement of financial position of EFGH as of September 30, 2025 and the historical unaudited balance sheet of WinVest as of September 30, 2025. Pubco was incorporated for the sole purpose of effectuating the Transactions. It does not meet the definition of a business. It has no activities other than transaction costs which are included in the transaction accounting adjustments.

(2)      The Cayman HoldCo is not included in the combined financial statements of EFGH for the year ended September 30, 2025 as the Cayman HoldCo was incorporated subsequently on November 6, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED SEPTEMBER 30, 2025(1)

	Historical				Scenario 1: No Additional Redemptions Scenario			Scenario 2: 100% Redemptions Scenario
	EFGH (IFRS)	Cayman HoldCo (IFRS)	WinVest (US GAAP)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
	$	$	$	$	$		$	$		$
Revenue	105,191	—	—	—	—		105,191	—		105,191
Cost of sales	(117,111)	—	—	—	—		(117,111)	—		(117,111)
Gross loss	(11,920)	—	—	—	—		(11,920)	—		(11,920)

Operating expenses
General and administrative	(2,098,940)	—	—	(2,195,767)	120,000	BB	(38,017,408)	2,761,452	CC	(35,255,956)
					(33,842,701)	CC
Sales and marketing	(22,927)	—	—	—	—		(22,927)	—		(22,927)
Operating expenses	—	—	(2,195,767)	2,195,767	—		—	—		—
Total operating expenses	(2,121,867)	—	(2,195,767)	—	(33,722,701)		(38,040,335)	2,761,452		(35,278,883)

Loss from operations	(2,133,787)	—	(2,195,767)	—	(33,722,701)		(38,052,255)	2,761,452		(35,290,803)
Other income (expense)
Change in fair value of warrant liabilities	—	—	—	(145,600)	—		(145,600)	—		(145,600)
Other income	1,034	—	—	—	—		1,034	—		1,034
Interest expense	(117,733)	—	—	—	—		(117,733)	—		(117,733)
Interest income	—	—	135,607	—	(135,607)	AA	—	—		—
Total other income (expense)	(116,699)	—	135,607	(145,600)	(135,607)		(262,299)	—		(262,299)

Loss before income tax	(2,250,486)	—	(2,060,160)	(145,600)	(33,858,308)		(38,314,554)	2,761,452		(35,553,102)
Income tax expense	—	—	(27,000)	—	27,000	DD	—	—		—
Net loss	(2,250,486)	—	(2,087,160)	(145,000)	(33,831,308)		(38,314,554)	2,761,452		(35,553,102)

Basic and diluted net loss per share, redeemable shares subject to redemption			—
Basic and diluted net loss per share, non-redeemable shares			(0.73)
Pro forma weighted average number of shares outstanding – basic and diluted(2)							47,814,329			47,915,942
Pro forma loss per share – basic and diluted							(0.80)			(0.74)

____________

(1)      The unaudited pro forma condensed combined statement of profit or loss for the year ended September 30, 2025 combines the historical audited statement of profit or loss of EFGH for the year ended September 30, 2025 and the historical unaudited statement of operations of WinVest for the twelve months ended September 30, 2025 (see Note 5). Pubco was incorporated for the sole purpose of effectuating the Transactions. It does not meet the definition of a business. It has no activities other than transaction costs which are included in the transaction accounting adjustments.

(2)      The Cayman HoldCo is not included in the combined financial statements of EFGH for the year ended September 30, 2025 as the Cayman HoldCo was incorporated subsequently on November 6, 2025.

(3)      Please refer to Note 8 — Net Loss per Share for details.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Proposed Transactions

Business Combination

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy statement/prospectus — The Business Combination” and “Certain Agreements Related to the Business Combination.”

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that WinVest will experience. EFGH and WinVest have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified Transaction Accounting Adjustments and present the Management’s Adjustments. WinVest has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

WinVest does not meet the definition of a “business” pursuant to IFRS 3 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3; rather, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2. See Note 3 — Accounting for the Business Combination for more details.

Pubco and Merger Subs were incorporated for the sole purpose of effectuating the merger. They do not meet the definition of a business. These entities have no activities other than transaction costs which are included in the transaction accounting adjustments.

The historical financial statements of EFGH has been prepared in accordance with IFRS as issued by the IASB and in its functional and presentation currency of the SGD (“SGD” or “S$”). The historical financial statements of WinVest have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of the United States dollor (“USD”). The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by EFGH. One adjustment required to convert WinVest’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to reclassify WinVest common stock subject to redemption to non-current financial liabilities under IFRS 2. Another adjustment required to convert WinVest’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to reclassify WinVest Warrants to non-current financial liabilities under IAS 32.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align WinVest’s historical financial information in accordance with the presentation of EFGH’s historical financial information.

The historical financial statements of EFGH have been translated into and are presented in USD for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:

•        at the period end exchange rate as of September 30, 2025 of US$1.00 to S$1.2903 for the balance sheet; and

•        the average exchange rate for the year ended September 30, 2025, of US$1.00 to S$1.3156 for the statement of operations for the period ending on that date.

WinVest has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of WinVest Public Shares into cash as more fully described below:

•        Assuming No Additional Redemptions Scenario:    This presentation assumes that no Public Stockholders exercise their rights to redeem any of their Public Shares for a pro rata portion of the funds in the Trust Account. Thus, the amount of funds held in the Trust Account is available for the Business Combination. It also reflects $14.5 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the $5.0 million net tangible assets condition and assumes no Additional Financing or other financing.

•        Assuming 100% Redemptions Scenario:    This presentation assumes that Public Stockholders holding 220,036 Public Shares will exercise their redemption rights for $3.2 million upon consummation of the Business Combination at a redemption price of $14.47 per share. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 100% redemptions. It also reflects $17.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the $5.0 million net tangible assets condition and assumes no Additional Financing or other financing.

The following table sets out share ownership of Pubco on a pro forma basis assuming the No Additional Redemptions Scenario and 100% Redemptions Scenario:

	No Additional Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)
Public Stockholders(2)	986,703	—	2.1%	0.6%	766,667	—	1.6%	0.4%
Initial Stockholders	2,875,000	—	6.0%	1.7%	2,875,000	—	6.0%	1.7%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	59.6%	16.4%	28,475,000	—	59.4%	16.4%
EFGH Founder	—	14,025,000	29.3%	80.6%	—	14,025,000	29.3%	80.5%
PIPE Investors(3)	1,452,626	—	3.0%	0.7%	1,774,275	—	3.7%	1.0%
Total	33,789,329	14,025,000	100.0%	100.0%	33,890,942	14,025,000	100.0%	100.0%

____________

(1)      Each Pubco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Pubco Class A Ordinary Shares are entitled to vote, and each Pubco Class B Ordinary Share will entitle the holder thereof to ten (10) votes per share on all matters on which the Pubco Class B Ordinary Shares are entitled to vote.

(2)      Includes the 766,667 shares issuable upon the exercise of the Public Rights.

(3)      Amount reflects the Pubco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the $5.0 million net tangible assets condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $14.5 million of PIPE Investment in the No Additional Redemptions Scenario and (ii) $17.7 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, there has been no binding agreement for a PIPE Investment or other financing.

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

Upon consummation of the Business Combination, management will perform a comprehensive review of the entity’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization, in accordance with IFRS. Under this method of accounting, WinVest would be expected to be treated as the “acquired” company for financial reporting purposes, and EFGH will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        EFGH’s current shareholders will hold a majority of the voting power of the combined company post Business Combination;

•        EFGH’s current shareholders will have the ability to control decisions regarding election and removal of directors and officers of Pubco;

•        EFGH’s operations will substantially comprise the ongoing operations of the combined company; and

•        EFGH’s senior management will comprise the senior management of the combined company.

Another determining factor was that WinVest does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of WinVest will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of fair value of shares issued to WinVest over the fair value of WinVest’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Note 4 — IFRS Conversion and Presentation Alignment

The historical financial statements of EFGH has been prepared in accordance with IFRS as issued by the IASB and in its functional and presentation currency of the SGD (“SGD” or “S$”). The historical financial statements of WinVest have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of the United States dollor (“USD”). The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by EFGH. One adjustment required to convert WinVest’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to reclassify WinVest common stock subject to redemption to non-current financial liabilities under IFRS 2. Another adjustment required to convert WinVest’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to reclassify WinVest Warrants to non-current financial liabilities under IAS 32.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align WinVest’s historical financial information in accordance with the presentation of EFGH’s historical financial information.

The historical financial statements of EFGH have been translated into and are presented in USD for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:

•        at the period end exchange rate as of September 30, 2025 of US$1.00 to S$1.2903 for the balance sheet; and

•        the average exchange rate for the year ended September 30, 2025, of US$1.00 to S$1.3156 for the statement of operations for the period ending on that date.

Note 5 — Unaudited WinVest Statement of Operations for the Twelve Months Ended September 30, 2025

	For the Year Ended December 31, 2024 (audited) (A)	For the Nine Months Ended September 30, 2024 (unaudited) (B)	For the Three Months Ended December 31, 2024 (unaudited) (A) - (B)	For the Nine Months ended September 30, 2025 (unaudited) (C)	For the Twelve Months ended September 30, 2025 (A) - (B) + (C)
Operating expenses	$(2,572,890)	$(1,724,753)	$(848,137)	$(1,347,630)	$(2,195,767)
Loss from operations	(2,572,890)	(1,724,753)	(848,137)	(1,347,630)	(2,195,767)
Other income
Interest income	420,940	358,358	62,582	73,025	135,607
Total other income	420,940	358,358	62,582	73,025	135,607
Loss before income taxes	(2,151,950)	(1,366,395)	(785,555)	(1,274,605)	(2,060,160)
Provision for income taxes	(80,000)	(64,000)	(16,000)	(11,000)	(27,000)
Net loss	$(2,231,950)	$(1,430,395)	$(801,555)	$(1,285,605)	$(2,087,160)

Note 6 — Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of September 30, 2025

The pro forma adjustments to the unaudited pro forma condensed combined statement of financial position as of September 30, 2025 are as follows:

A.     Reflects the receipt of the $0.1 million related party receivable, which is related to amounts awed from Sponsor in connection with over withdrawal of funds from Trust Account.

B.      Reflects the recognition of interest income in the Trust Account through December 31, 2025, of $0.02 million, the extension deposits paid into the Trust Account through December 31, 2025, of $0.09 million and the adjustment to common stock subject to redemption of $0.1 million.

C.     Reflects the liquidation and reclassification of $3.2 million of cash and money market funds held in Trust Account to cash and cash equivalents that becomes available following the Business Combination.

D.     Reflects the settlement of deferred underwriting commissions by cash upon the Closing of the Business Combination.

E.      Represents preliminary estimated transaction costs expected to be incurred by WinVest and EFGH of $2.3 million and $4.5 million, respectively, for legal, accounting and printing fees incurred as part of the Business Combination.

For the WinVest transaction costs, $1.7 million have been accrued as of the pro forma statement of financial position date. The remaining amount of $0.6 million is reflected as an adjustment to accumulated deficit. The WinVest transaction costs of $2.3 million excludes the deferred underwriting commissions included in (D) above.

For the EFGH transaction costs, $0.01 million have been paid as of the pro forma statement of financial position date. The remaining amount of $4.5 million is included as an adjustment to additional paid-in capital.

F.      Represents the cash settlement of related party loans and advances upon the Closing of the Business Combination.

G.     Represents the issuance of 28,475,000 Pubco Class A Ordinary Shares, par value of $0.0001 per share, and 14,025,000 Pubco Class B Ordinary Shares, par value of $0.0001 per share, to EFGH Shareholders.

H.     Represents the elimination of WinVest’s historical accumulated losses after recording the adjustment of common stock subject to redemption and the interest earned in the Trust Account as described in (B) above and the transaction costs to be incurred by WinVest as described in (E) above.

I.       The No Additional Redemptions Scenario reflects no Public Stockholders exercise their rights to redeem any of their WinVest Public Shares for a pro rata portion of the funds in the Trust Account. Thus, the amount of funds held in the Trust Account as of closing is available for the Business Combination.

The 100% Redemptions Scenario reflects WinVest Public Stockholders holding 220,036 Winvest Public Shares will exercise their redemption rights for $3.2 million upon consummation of the Business Combination at a redemption price of $14.47 per share.

J.       The No Additional Redemptions Scenario reflects the exchange of 3,095,036 shares of WinVest Common Stock into the same number of Pubco Class A Ordinary Shares with a par value of $0.0001.

The 100% Redemptions Scenario reflects the exchange of 2,875,000 WinVest Common Stock into the same number of Pubco Class A Ordinary Shares with a par value of $0.0001.

K.     The No Additional Redemptions Scenario reflects the recognition of assumed PIPE proceeds of $14.5 million to be received to meet the condition in the Business Combination Agreement that WinVest shall have net tangible assets of at least $5.0 million after giving effect to the redemptions and any PIPE Investment upon the Closing.

The 100% Redemptions Scenario reflects the recognition of assumed PIPE proceeds of $17.7 million to be received to meet the condition in the Business Combination Agreement that WinVest shall have net tangible assets of at least $5.0 million after giving effect to the redemptions and any PIPE Investment upon the Closing.

L.      In the No Additional Redemptions Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by Pubco and the fair value of WinVest’s identifiable net assets at the date of the Business Combination, resulting in a $33.8 million increase to accumulated deficit. In the 100% Redemptions Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by Pubco and the fair value of WinVest’s identifiable net assets at the date of the Business Combination, resulting in a $31.1 million increase to accumulated deficit. The fair value of shares issued was estimated based on a market price of $12.55 per share (as of December 31, 2025). The value is preliminary and will change based on fluctuations in the share price of WinVest Common Stock through the Closing Date. In the No Additional Redemptions Scenario, a one percent change in the market price per share would result in a change of $0.4 million in the estimated expense. In the 100% Redemptions Scenario, a one percent change in the market price per share would result in a change of $0.4 million in the estimated expense.

	No Additional Redemptions Scenario		100% Redemptions Scenario
	Shares	Amount	Shares	Amount
WinVest Stockholders	3,095,036		2,875,000
Deemed costs of shares to be issued to WinVest Stockholders		$38,842,702		$36,081,250
Net assets of WinVest as of September 30, 2025		(11,570,660)		(11,570,660)
Less: WinVest warrant liabilities		(450,240)		(450,240)
Add: Adjustment of common stock subject to redemption and interest earned in the Trust Account		(89,999)		(89,999)
Add: Assumed PIPE Investment		14,526,255		17,742,746
Less: WinVest transaction costs		(600,000)		(600,000)
Add: Additional excise tax		—		(31,846)
Add: Reclassification of shares subject to redemption to equity		3,184,645		—
Adjusted net assets of WinVest as of September 30, 2025		5,000,001		5,000,001
Difference – being IFRS 2 charge for listing services		$33,842,701		$31,081,249

M.     Represents estimated excise tax expenses to be incurred by WinVest in connection with redemptions and the payment of excise tax and income tax payable upon the Closing.

N.     Represents the issuance of 766,667 shares upon the exercise of the Public Rights.

Note 7 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statements Of Profit or Loss for the Year Ended September 30, 2025

The pro forma adjustments included in the unaudited pro forma condensed combined statements of profit or loss for the year ended September 30, 2025 are as follows:

AA.  Reflect the elimination of interest income generated from cash and money market held in Trust Account.

BB.   Reflect the elimination of administrative service compensation that will be ceased paying upon closing of the Business Combination.

CC.   Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of shares issued by Pubco over the fair value of WinVest’s identifiable net assets at the date of the Business Combination.

DD.   Represents the elimination of tax expense, which was resulting from the interest income generated from cash and money market held in Trust Account.

Note 8 — Net Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since October 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of WinVest’s Public Shares:

	For the year ended September 30, 2025
Weighted average shares outstanding – basic and diluted	No Additional Redemptions Scenario	100% Redemptions Scenario
Public Stockholders	986,703	766,667
Initial Stockholders	2,875,000	2,875,000
EFGH shareholders (excluding EFGH Founder)	28,475,000	28,475,000
EFGH Founder	14,025,000	14,025,000
PIPE Investors	1,452,626	1,774,275
Total	47,814,329	47,915,942

COMPARATIVE PER SHARE DATA

The following table sets forth the historical comparative share information for WinVest and EFGH on a stand-alone basis and the unaudited pro forma combined share information for the year ended September 30, 2025, after giving effect to the Business Combination, assuming (i) no Public Stockholders exercise redemption rights with respect to their Public Shares upon the consummation of the Business Combination; and (ii) the Public Stockholders exercise their redemption rights with respect to a maximum of 220,036 Public Shares, or $14.47 per share or $3.2 million. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 100% redemptions.

This information is only a summary and should be read together with the selected historical financial information summary of WinVest and EFGH and the historical financial statements and related notes of each of WinVest and EFGH, in each case, that are included elsewhere in this proxy statement. The unaudited pro forma combined per share information of WinVest and EFGH is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had WinVest and EFGH consummated a business combination during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of WinVest and EFGH would have been had WinVest and EFGH consummated a business combination during the period presented.

	EFGH (Historical)	WinVest (Historical)	Pro Forma Combined (No Additional Redemptions Scenario)	Pro Forma Combined (100% Redemptions Scenario)
As of and for the Year Ended September 30, 2025
Book deficit per share(1)	$	$(3.74)	$(0.05)	$(0.05)
Weighted average shares outstanding – basic and diluted		301,321	47,814,329	47,915,942
Net loss per share – basic and diluted		$—	$(0.80)	$(0.74)
Weighted average shares outstanding – basic and diluted		2,875,000
Net loss per share – basic and diluted		$(0.73)

____________

(1)      The book deficit per share is equal to the total defici) divided by the total number of outstanding shares.

(2)      The Cayman HoldCo was incorporated subsequently on November 6, 2025.

DILUTION TO WINVEST’S StockHOLDERS

WinVest’s net tangible book value as of September 30, 2025 was $(11,570,660), or $(3.74) per share, based on 3,095,036 shares of WinVest Common Stock outstanding as of that date.

The following table illustrates the changes in net tangible book value and dilution to existing stockholders at varying redemption levels.

	No Additional Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	100% Redemptions
Offering Price of the Securities in the WinVest IPO per share	$10.00	$10.00	$10.00	$10.00	$10.00
WinVest’s net tangible book value as of September 30, 2025, as adjusted	$5,000,001	$5,000,001	$5,000,001	$5,000,001	$5,000,001
WinVest’s shares outstanding, as adjusted for redemptions	5,314,329	5,339,732	5,365,135	5,390,538	5,415,942
WinVest’s net tangible book value per share as of September 30, 2025, as adjusted	$0.94	$0.94	$0.93	$0.93	$0.92
Dilution per share to the existing WinVest’s Stockholders	$9.06	$9.06	$9.07	$9.07	$9.08
Change in net tangible book value per share attributable to WinVest’s Stockholders	$4.68	$4.68	$4.67	$4.67	$4.66

The following table illustrates the as adjusted net tangible book value to WinVest’s Stockholders and decrease in net tangible book value to WinVest’s Stockholders:

	No Additional Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	100% Redemptions
As adjusted net tangible book value per share	$0.94	$0.94	$0.93	$0.93	$0.92

Numerator adjustments:
WinVest’s net tangible book value as of September 30, 2025	$(11,570,660)	$(11,570,660)	$(11,570,660)	$(11,570,660)	$(11,570,660)
Transaction costs attributed to WinVest	(600,000)	(600,000)	(600,000)	(600,000)	(600,000)
WinVest warrant liabilities	(450,240)	(450,240)	(450,240)	(450,240)	(450,240)
Adjustment of common stock subject to redemption and interest earned in the Trust Account	(89,999)	(89,999)	(89,999)	(89,999)	(89,999)
PIPE Investment	14,526,255	15,330,378	16,134,501	16,938,624	17,742,746
Excise tax	—	(7,962)	(15,923)	(23,885)	(31,846)
Funds released from Trust	3,184,645	2,388,484	1,592,322	796,161	—
As adjusted net tangible book value	$5,000,001	$5,000,001	$5,000,001	$5,000,001	$5,000,001

	No Additional Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	100% Redemptions
Denominator adjustments:
WinVest Public Shares outstanding	220,036	165,027	110,018	55,009	—
WinVest shares upon exercise of Public Rights	766,667	766,667	766,667	766,667	766,667
WinVest Founder Shares outstanding	2,875,000	2,875,000	2,875,000	2,875,000	2,875,000
WinVest PIPE Shares outstanding	1,452,626	1,533,038	1,613,450	1,693,862	1,774,275
As adjusted total shares outstanding	5,314,329	5,339,732	5,365,135	5,390,538	5,415,942

To the extent that additional shares are issued pursuant to the foregoing, WinVest’s stockholders will experience further dilution. In addition, WinVest may enter into other transactions. To the extent it issues such securities, investors and WinVest’s stockholders may experience further dilution. If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Stockholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any.

The following table presents all possible sources and the extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination, including sources not included in the tables above with respect to the determination of net tangible book value per share.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)
Public Stockholders(2)(3)(4)	6,736,703	—	11.4%	3.6%	6,681,694	—	11.3%	3.6%	6,626,685	—	11.2%	3.6%
Initial Stockholders(5)	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	48.3%	15.4%	28,475,000	—	48.2%	15.4%	28,475,000	—	48.2%	15.4%
EFGH Founder	—	14,025,000	23.8%	75.7%	—	14,025,000	23.8%	75.7%	—	14,025,000	23.7%	75.7%
PIPE Investors(6)	1,452,626	—	2.4%	0.8%	1,533,038	—	2.6%	0.8%	1,613,450	—	2.8%	0.8%
Total	44,989,329	14,025,000	100.0%	100.0%	45,014,732	14,025,000	100.0%	100.0%	45,040,135	14,025,000	100.0%	100.0%
	75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)	Pubco Class A Ordinary Shares	Pubco Class B Ordinary Shares	Percent of Outstanding Pubco Ordinary Shares	Percent of Voting Power(1)
Public Stockholders(2)(3)(4)	6,571,676	—	11.1%	3.5%	6,516,667	—	11.0%	3.5%
Initial Stockholders(5)	8,325,000	—	14.1%	4.5%	8,325,000	—	14.1%	4.5%
EFGH shareholders (excluding EFGH Founder)	28,475,000	—	48.2%	15.4%	28,475,000	—	48.2%	15.4%
EFGH Founder	—	14,025,000	23.7%	75.7%	—	14,025,000	23.7%	75.7%
PIPE Investors(6)	1,693,862	—	2.9%	0.9%	1,774,275	—	3.0%	0.9%
Total	45,065,538	14,025,000	100.0%	100.0%	45,090,942	14,025,000	100.0%	100.0%

____________

(1)      Each Pubco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Pubco Class A Ordinary Shares are entitled to vote, and each Pubco Class B Ordinary Share will entitle the holder thereof to ten (10) votes per share on all matters on which the Pubco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 55,009 shares under the 25% Redemptions Scenario, (iii) 110,018 shares under the 50% Redemptions Scenario, (iv) 165,027 shares under the 75% Redemptions Scenario, and (v) 220,036 shares under the 100% Redemptions Scenario.

(3)      Includes the 766,667 shares issuable upon the exercise of the Public Rights.

(4)      Includes the 5,750,000 shares underlying the Public Warrants.

(5)      Includes the 5,450,000 shares underlying the Private Warrants.

(6)      Amount reflects the Pubco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the $5.0 million net tangible assets condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $14.5 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $15.3 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $16.1 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $16.9 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $17.7 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, there has been no binding agreement for a PIPE Investment or other financing.

WinVest issued shares in an initial registered offering at $10.00 per share. After giving effect to the IPO and the historical redemptions, the issued and outstanding Public Shares of WinVest are 3,095,036, assuming no further redemptions. In connection with the de-SPAC transaction, 42,500,000 shares will be issued to EFGH’s Shareholders, assuming no further redemptions. Redemption levels of 0%, 25%, 50%, 75% and 100% have been disclosure in the table below as required by Item 1604(c).

For purposes of Item 1604(c)(1), Pubco would have 47,814,329 total shares after giving effect to the de-SPAC transaction under the no additional redemptions scenario. Where there are no additional redemptions, the company valuation is based on WinVest offering price of the securities in the initial registered offering price per share of $10.00 is therefore calculated as: $10.00 (per share IPO price) times 47,814,329 shares, or $478.1 million. The following table illustrates the valuation at the offering Price of the securities in the initial registered offering price of $10.00 per share for each redemption scenario:

	No Additional Redemptions Scenario	25% Redemptions Scenario	50% Redemptions Scenario	75% Redemptions Scenario	100% Redemptions Scenario
WinVest shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$53,143,287	$53,397,317	$53,651,347	$53,095,377	$54,159,417
WinVest shares outstanding post de-SPAC	5,314,329	5,339,732	5,365,135	5,390,538	5,415,942
EFGH shares valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$425,000,000	$425,000,000	$425,000,000	$425,000,000	$425,000,000
EFGH shares outstanding post de-SPAC	42,500,000	42,500,000	42,500,000	42,500,000	42,500,000
Total valuation based on offering price of the securities in the initial registered offering of $10.00 per share	$478,143,287	$478,397,317	$478,651,347	$478,905,377	$479,159,417
Total shares outstanding post de-SPAC	47,814,329	47,839,732	47,865,135	47,890,538	47,915,942

The required disclosure is not a guarantee that the trading price of the combined company will not be below the IPO offering price of WinVest, nor is the disclosure a guarantee the company valuation will attain one of the stated levels of valuation.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

References in this section to “we,” “our,” “us,” “Pubco,” and the “Company” generally refer to WinVest Holdings Corp. and its consolidated subsidiaries, prior to the merger and its consolidated subsidiaries after giving effect to the merger.

Management and Board of Directors

The following persons are expected to serve as Pubco’s executive officers and directors immediately after the consummation of the Business Combination. The biographical information concerning the executive officers and directors has been set forth as below as of the date of this proxy statement/prospectus.

Name	Age	Position
Dennis Ng	[ ]	[ ]

Executive Officers and Directors

[    ]

Independent Directors

[    ]

Employment Agreements and Indemnification Agreements

Pubco will enter into employment agreements with each of its executive officers immediately prior to the consummation of the Business Combination. Under these agreements, each of Pubco’s executive officers is employed for a specified time period. Pubco may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to incapacity to fulfill job responsibilities, breach of internal procedures or regulations which cause material damage to Pubco or breach of obligation of confidentiality.

An executive officer may terminate his/her employment at any time with 30 days prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for Pubco’s benefit, any confidential information of Pubco. In addition, all of Pubco’s executive officers have agreed to be bound by the non-competition agreements entered into between such executive officers and Pubco.

In addition, Pubco will enter into indemnification agreements with its directors and executive officers. Under these indemnification agreements, Pubco will agree to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being Pubco’s directors or executive officers subject at all times to applicable Cayman Islands law.

Board Composition

The primary responsibilities of the Board will be to provide oversight, strategic guidance, counseling and directions to the Pubco’s management. Pubco’s Board will consist of five directors upon the consummation of the Business Combination. Mr. Dennis Ng will serve as Chairman of the Board. The Board will meet on a regular basis and additionally as required.

Pursuant to Pubco A&R MAA, we may by an ordinary resolution appoint any person to be a director, and the board may, by the affirmative vote of a simple majority of the remaining director(s) present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. A director may be removed from office by an ordinary resolution, notwithstanding anything in Pubco A&R MAA or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement). A vacancy on the board created by the removal of a director under the previous sentence may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining director(s) present and voting at a board meeting. The office of director shall be vacated if, among other things, the director (1) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Director Independence

The Board has determined that            ,            and            will qualify as independent directors as defined under the listing rules of NYSE. In addition, we will be subject to the rules of the SEC and NYSE relating to the memberships, qualifications and operations of the audit committee, as discussed below.

Board Oversight of Risk

One of the core functions of the Board is to be informed to oversee our risk management process. We do not anticipate having a standing risk management committee, but rather anticipate administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight.

Committees of the Board of Directors

Upon the consummation of the business combination, the Board will establish an audit committee, a compensation committee, and a nominating and corporate governance committee. The Board will adopt a charter for each of the committees, which will comply with the applicable requirements of current NYSE rules. The charter of each committee will be available on Pubco’s website.

Audit Committee

Upon the effectiveness of the consummation of business combination, Pubco will establish an audit committee of the board of directors.            will serve as members of the audit committee. Each member is “independent” in accordance with applicable law, including the rules of NYSE and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by the Board after consideration of all factors determined to be relevant rules and regulations of NYSE and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with NYSE audit committee requirements.

            will serve as chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of NYSE listing standards, and our board of directors has determined that            qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The purpose of the audit committee will be to assist our board of directors in overseeing and monitoring:

•        the quality and integrity of our financial statements,

•        internal control over financial reporting and disclosure controls and procedures,

•        our compliance with legal and regulatory requirements,

•        our independent registered public accounting firm’s qualifications and independence,

•        the performance of our internal audit function, and

•        the performance of our independent registered public accounting firm.

Compensation Committee

Upon the effectiveness of the consummation of Business Combination, Pubco will establish a compensation committee of the board of directors.            will serve as members of our compensation committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least two (2) members of the compensation committee, all of whom must be independent.            and            are independent.            will serve as chair of the compensation committee.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to:

•        reviewing and approving our compensation program and compensation of our executive officers and directors;

•        monitoring our incentive and equity-based compensation plans,

•        preparing the compensation committee report under the rules and regulations of the SEC,

•        reviewing and evaluating on an annual basis the performance of the compensation committee, and

•        recommending such changes as deemed necessary with the Board.

The composition and function of compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE’s listing rules, and so will to future requirements to the extent they become applicable to Pubco.

Nominating and Corporate Governance Committee

Upon the effectiveness of the consummation of Business Combination, Pubco will establish a nominating and corporate governance committee of the board of directors.            and            will serve on our nominating and corporate governance committee.            will serve as chairman of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee will be to assist the board in:

•        screening and recommending individuals to be elected by the Board to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board. The Committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board candidates are chosen,

•        identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors,

•        reviewing the qualifications of incumbent directors to determine whether to recommend them for re-election and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of shareholders,

•        identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee,

•        reviewing and recommending to the board of directors corporate governance principles applicable to us,

•        overseeing the evaluation of the board of directors and management, and

•        handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Director Nominations

Our nominating and corporate governance committee will screen and recommend to the board of directors the candidates for nomination for election at the annual meeting of the shareholders. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in Pubco A&R MAA (as amended from time to time).

In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board.

Compensation of Directors and Executive Officers

In the fiscal year ended September 30, 2025, the aggregate cash compensation paid by EFGH to directors and executive officers was approximately US$0.22 million. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of EFGH’s directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. EFGH pays or sets aside amounts for pension, retirement or other benefits for its directors and officers, pursuant to a PRC government-mandated multi-employer defined contribution plan.

As of the date of this proxy statement/prospectus, Pubco has not paid compensation to its executive officers and directors.

Code of Business Conduct

We will adopt a new code of business conduct (the “Code of Business Conduct”) that applies to all directors, executive officers and employees. It will be available on our website upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. Our Code of Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the Code of Business Conduct and charters for each of our board committees will be provided without charge upon request from us and will be posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of NYSE that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including board membership criteria and director qualifications, director independence, director responsibilities, roles of the Chair of the Board and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

BENEFICIAL OWNERSHIP OF SECURITIES

Beneficial Ownership of WinVest

The following table sets forth information regarding the beneficial ownership of shares of WinVest Common Stock as of            , 2025, pre-Business Combination and immediately after the consummation of the Business Combination by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by WinVest to be the beneficial owner of more than 5% of WinVest Common Stock as of            , 2025 (pre-Business Combination) or of Pubco Class A Ordinary Shares upon the Closing of the Business Combination;

•        each of WinVest’s executive officers and directors;

•        each person who will become an executive officer or director of Pubco upon the Closing of the Business Combination;

•        all of our current executive officers and directors as a group; and

•        all executive officers and directors of Pubco as a group upon the Closing of the Business Combination.

As of the Record Date, WinVest had            shares of WinVest Common Stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, WinVest believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately after the consummation of the Business Combination, sole voting and investment power with respect to all WinVest Common Stock that they beneficially own, subject to applicable community property laws. Any WinVest Common Stock subject to options or Warrants exercisable within 60 days of the consummation of the Business Combination is deemed to be outstanding and beneficially owned by the persons holding those options or Warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of outstanding shares is based on            shares of WinVest Common Stock expected to be outstanding immediately prior to consummation of the Business Combination, but does not take into account any Warrants outstanding as of the date hereof. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by WinVest’s existing stockholders in Pubco will be different.

The expected beneficial ownership of Pubco Ordinary Shares post-Business Combination under the header “Post-Business Combination — Assuming No Redemption” assumes no additional shares of WinVest Common Stock have been redeemed.

Name of Beneficial Owner	Before the Business Combination			After the Business Combination
	Number of Shares of Common Stock Beneficially Owned	% of Outstanding Shares		Number of Shares Beneficially Owned	Assuming No Additional Redemption	Assuming 50% Redemptions	Assuming Maximum Redemption
					% of Outstanding Shares	% of Outstanding Shares	% of Outstanding Shares
Five Percent Holders
WinVest SPAC LLC	2,537,424	81.0%					%
Jeff LeBlanc	2,565,424	81.9%
Directors and Executive Officers of WinVest
Manish Jhunjhunwala	53,576	1.7%					%
Mark H. Madden	28,000	*	%
Alok R. Prasad	28,000	*	%
Lawrence L. Kramer	28,000	*	%
Edward J. McGowan	28,000	*	%				%
Dr. Alex Pentland	28,000	*	%				%
Martin Schmidt	28,000	*	%				%
All WinVest Directors and Executive Officers as a Group (seven persons)	221,576	7.1%			%	%	%
Directors & Executive Officers of Pubco After Closing
	—	—			%	%	%
	—	—
	—	—			%	%	%
	—	—
	—	—			%	%	%
	—	—
All Directors and Executive Officers of Pubco as a Group ([•] persons)	—	—			%	%	%

____________

*        Less than 1%.

Beneficial Ownership of Pubco

The following table sets forth information regarding the expected beneficial ownership of Pubco Ordinary Shares immediately following the consummation of the Business Combination by:

•        each person who will become an executive officer or a director of Pubco upon consummation of the Business Combination;

•        all of the executive officers and directors of Pubco as a group upon consummation of the Business Combination; and

•        each person known by Pubco who will be the beneficial owner of 5% or more of the outstanding Pubco Ordinary Shares immediately following the consummation of the Business Combination.

Except as otherwise noted herein, the number and percentage of Pubco Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Pubco Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Pubco Ordinary Shares which the holder has the right to acquire within 60 days of through the exercise of any option or any other right.

The expected beneficial ownership percentages set forth in the following table assume two scenarios:

•        Scenario 1 — Assuming No Redemption:    Assuming a scenario of no redemption from WinVest Public Stockholders, the expected beneficial ownership of Pubco Ordinary Shares immediately following the consummation of the Business Combination has been determined based on the following: (1) none of the investors set forth in the table below has purchased or purchases shares of Pubco Ordinary Shares (post-Business Combination), and (2) there will be an aggregate of [    ] Pubco Ordinary Shares, representing [            ] Pubco ADSs, issued and outstanding upon the consummation of the Business Combination, consisting of (i) [42,500,000] Pubco Ordinary Shares, representing [            ] Pubco ADSs, to be issued to EFGH’s shareholders (based on a Company Merger Consideration of $425,000,000 and assuming no exercise of WinVest Warrants or Pubco Warrants), and (ii) [    ] Pubco Class A Ordinary Shares, representing [            ] Pubco ADSs, to be issued to WinVest’s stockholders.

•        Scenario 2 — Assuming Contractual Maximum Redemption:    Assuming a scenario of full redemption from WinVest Public Stockholders, the expected beneficial ownership of Pubco Ordinary Shares immediately following the consummation of the Business Combination has been determined based on the following: (1) none of the investors set forth in the table below has purchased or purchases shares of Pubco Ordinary Shares (post-Business Combination), and (2) there will be an aggregate of [    ] Pubco Ordinary Shares, representing [            ] Pubco ADSs, issued and outstanding upon the consummation of the Business Combination, consisting of (i) [42,500,000] Pubco Ordinary Shares, representing [        ] Pubco ADSs, to be issued to EFGH’s shareholders (based on a Company Merger Consideration of $425,000,000 and assuming no exercise of WinVest Warrants or Pubco Warrants), and (ii) [    ] Pubco Class A Ordinary Shares to be issued to WinVest’s stockholders.

	Post-Business Combination (Assuming No Redemption)				Post-Business Combination (Assuming Full Redemption)
	Number of Pubco Class A Ordinary Shares	Number of Pubco Class B Ordinary Shares	% of Total Pubco Ordinary Shares	% of Voting Power	Number of Pubco Class A Ordinary Shares	Number of Pubco Class B Ordinary Shares	% of Total Pubco Ordinary Shares	% of Voting Power
Directors and Executive Officers(1)
[ ]

Directors and executive officers as a group
Principal Shareholders:
[ ]

____________

(1)      Except as indicated otherwise below, the business address of Pubco’s directors and executive officers is [    ].

(2)      [    ]

CERTAIN RELATIONSHIPS AND RELATED PARTIES TRANSACTIONS

WinVest Related Person Transactions

Founder Shares

On March 16, 2021, the Sponsor purchased 2,875,000 Founder Shares of WinVest Common Stock for an aggregate price of $25,000. Prior to the effective date of the IPO Registration Statement, WinVest entered into agreements with its directors in connection with WinVest Board service and certain members of its advisory board in connection with their advisory board service for its Sponsor to transfer an aggregate of 277,576 of its Founder Shares to WinVest’s directors for no cash consideration and an aggregate of 60,000 of its Founder Shares to certain members of WinVest’s advisory board for no cash consideration, for a total of 337,576 shares, approximating the fair value of the shares on such date, or $34. The shares were subsequently transferred prior to the effectiveness of the IPO Registration Statement. The Founder Shares do not have redemption rights and will be worthless unless WinVest consummates the Business Combination. In addition to the 337,576 Founder Shares transferred by the Sponsor prior to the effective date of the IPO Registration Statement, certain WinVest directors and advisory board members have an indirect interest in the 2,537,424 Founder Shares held by the Sponsor through their investment in the Sponsor.

On the effective date of the IPO Registration Statement, the Founder Shares were placed into an escrow account maintained in New York, New York by Continental, acting as escrow agent. Subject to certain limited exceptions, 50% of the Founder Shares may not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of WinVest’s Initial Business Combination and the date on which the closing price of the WinVest Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the consummation of the Initial Business Combination, and the remaining 50% of the Founder Shares may not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Initial Business Combination, or earlier, in either case, if, subsequent to the Initial Business Combination, WinVest completes a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of WinVest Common Stock for cash, securities or other property.

Pursuant to that certain Amended Letter Agreement entered into on December 2, 2025, the Sponsor, each Insider, and Advisor agreed not to Transfer, directly or indirectly, any Pubco Class A Ordinary Shares held by it, him or her that are received in the merger in exchange for Insider Shares, until the earlier of (x) the date that is six (6) months after the Business Combination, and (y) the date after the Business Combination on which Pubco consummates a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property (the “Insider Share Lock-up Period”). Further, the Sponsor, each Insider, and Advisor agree not to Transfer, directly or indirectly, any Pubco Private Warrants held by it, him or her that are received in the SPAC Merger in exchange for Private Placement Warrants or any shares of Pubco Class A Ordinary Shares that issued or issuable upon the exercise of the Pubco Private Warrants, until 30 days after the completion of a Business Combination (the “Private Placement Warrant Lock-up Period”).

Pursuant to that certain Voting and Support Agreement entered into on December 2, 2025, the Sponsor, each Insider and each Advisor (each, a “Holder”) has agreed to, among other things, vote all of its Company Ordinary Shares in favor of the Business Combination Agreement, the Ancillary Documents, and the Transactions contemplated thereby, and against any competing acquisition proposal or any action that would reasonably be expected to impede or delay the consummation of the Transactions. In addition, during the Voting Period, each Holder agreed not to, without the prior written consent of both WinVest and the Company, (a) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”) any of its Company Ordinary Shares (provided that a Holder may transfer Shares to its Affiliates so long as such Affiliates agree to become bound by the terms of the Agreement), (b) grant any proxies or powers of attorney with respect to any of its Company Ordinary Shares, except as provided in the Agreement, (c) deposit any Company Ordinary Shares in a voting trust or subject any Company Ordinary Shares to any arrangement or agreement with respect to the voting of such shares, or (d) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting such Holder’s ability to perform its obligations under the Agreement. Each Holder also agreed to refrain from exercising any dissenters’ rights or rights of appraisal with respect to the Transactions. The Voting and Support Agreement will automatically terminate upon the earliest to occur of (i) the mutual written consent of the parties, (ii) the Closing, or (iii) the termination of the Business Combination Agreement in accordance with its terms.

In connection with the Business Combination, any then-issued and outstanding shares of WinVest Common Stock, including the Founder Shares, will convert automatically, on a one-for-one basis, into a new Pubco Ordinary Share.

Private Placement Warrants

The Sponsor purchased an aggregate of 10,900,000 Private Placement Warrants at a sale price of $0.50 per Private Placement Warrant, or $5,450,000 in the aggregate, in the Private Placement that closed simultaneously with the closing of the Initial Public Offering and the subsequent over-allotment. A portion of the proceeds WinVest received from the purchase equal to $3,450,000 was placed in the Trust Account so that at least $10.10 per share sold to the public in the Initial Public Offering is held in trust. The Private Placement Warrants will not be exercisable until the consummation by WinVest of an Initial Business Combination. Certain WinVest directors and advisory board members have an indirect interest in the 10,900,000 Private Placement Warrants through their investment in the Sponsor.

Registration Rights

Pursuant to a registration rights agreement signed September 14, 2021 (the “Prior Registration Rights Agreement”), the Initial Stockholders are entitled to certain registration rights with respect to the Founder Shares, the Private Placement Warrants, the warrants issuable upon conversion of working capital loans (if any) and any New WINV Ordinary Shares issuable upon exercise of the foregoing warrants (collectively, the “Registrable Securities”). The holders of a majority in interest of the Registrable Securities are entitled to make up to three demands that WinVest register such securities. Such holders can elect to exercise these demand registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of the Business Combination.

In connection with the Business Combination and pursuant to the Business Combination Agreement, the Prior Registration Rights Agreement will be terminated and replaced at Closing by a new Registration Rights Agreement.

Related Party Advances

In order to finance transaction costs in connection with an Initial Business Combination, the Sponsor advanced funds to WinVest totaling $220,317. As of the date of this proxy statement/prospectus, no amounts are outstanding under such advances.

Promissory Notes

On March 16, 2021, WinVest issued an unsecured promissory note to the Sponsor, which note was amended on March 27, 2022 (the “Convertible Promissory Note”), pursuant to which WinVest may borrow up to an aggregate principal amount of $300,000, of which $300,000 was outstanding as of the date of this proxy statement/prospectus. The Convertible Promissory Note is non-interest bearing and payable on the date on which WinVest consummates its Initial Business Combination. The Sponsor may elect to convert any portion or all of the amount outstanding under the Convertible Promissory Note into private warrants to purchase shares of WinVest Common Stock at a conversion price of $0.50 per warrant, and each warrant will entitle the holder to acquire one-half share of WinVest Common Stock at an exercise price of $11.50 per whole share, commencing on the date of the Initial Business Combination, and otherwise on the terms of the Private Placement Warrants.

On December 5, 2022, WinVest issued the First Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to WinVest up to $750,000 in connection with the extension of the Termination Date. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) WinVest’s liquidation. In the event that WinVest does not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of WinVest Common Stock, at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of WinVest’s Initial Public Offering. The balance on the First Extension Note as of the date of this proxy statement/prospectus is $750,000.

On June 13, 2023, WinVest issued the Second Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan WinVest up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) WinVest’s liquidation. In the event that WinVest does not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of the Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private warrants to purchase shares of WinVest Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering. The balance on the Second Extension Note as of the date of this proxy statement/prospectus is $390,000.

On October 31, 2023, WinVest issued the October 2023 Promissory Note to the Sponsor, pursuant to which WinVest may borrow up to an aggregate principal amount of $1,000,000. The October 2023 Promissory Note does not bear interest and matures upon the closing of an Initial Business Combination. In the event that WinVest does not consummate an Initial Business Combination, the October 2023 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. WinVest has effected drawdowns of $1,000,000 under the October 2023 Promissory Note as of the date of this proxy statement/prospectus.

On December 13, 2023, WinVest issued the Third Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan WinVest up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) WinVest’s liquidation. In the event that WinVest does not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Third Extension Note as of the date of this proxy statement/prospectus is $330,000.

On June 12, 2024, WinVest issued the Fourth Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to WinVest up to $180,000 in connection with the extension of the Termination Date. The Fourth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) WinVest’s liquidation. In the event that WinVest does not consummate an Initial Business Combination, the Fourth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fourth Extension Note as of the date of this proxy statement/prospectus is $180,000.

On December 16, 2024, WinVest issued the Fifth Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to WinVest up to $180,000 in connection with the extension of the Termination Date. The Fifth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) WinVest’s liquidation. In the event that WinVest does not consummate an Initial Business Combination, the Fifth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fifth Extension Note as of the date of this proxy statement/prospectus is $180,000.

On January 31, 2025, WinVest issued the January 2025 Promissory Note to the Sponsor, pursuant to which WinVest may borrow up to an aggregate principal amount of $1,000,000. The January 2025 Promissory Note does not bear interest and matures upon the closing of an Initial Business Combination. In the event that WinVest does not consummate an Initial Business Combination, the January 2025 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. WinVest has effected drawdowns of $300,797 under the January 2025 Promissory Note as of the date of this proxy statement/prospectus.

On June 16, 2025, the Company issued an unsecured promissory note in the principal amount of $90,000 (the “Sixth Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $90,000 in connection with the termination date by which the Company must consummate an initial business combination. The Note does not bear interest and matures upon the earlier of (a) the closing of a Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate a Business Combination, the Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Sixth Extension Note as of the date of this proxy statement/prospectus is $90,000.

On September 16, 2025, the Company issued an unsecured promissory note in the principal amount of $180,000 (the “Seventh Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000 in connection with the termination date by which the Company must consummate an initial business combination. The Note does not bear interest and matures upon the earlier of (a) the closing of a Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate a Business Combination, the Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Seventh Extension Note as of the date of this proxy statement/prospectus is $180,000.

As of the date of this proxy statement/prospectus, the Company has deposited $2,070,000 into the Trust Account in connection with six drawdowns under the First Extension Note, six drawdowns under Second Extension Note, six drawdowns under the Third Extension Note, six drawdowns under the Forth Extension Note, six drawdowns under the Fifth Extension Note, three drawdowns under the Sixth Extension Note, and five drawdowns under the Seventh Extension Note (collectively the “Extension Notes”) pursuant to the extension of the Termination Date to February 17, 2026. Such amounts will be distributed either to: (i) all of the holders of Public Stock upon WinVest’s liquidation or (ii) holders of Public Stock who elect to have their shares redeemed in connection with (a) a vote to approve certain specified amendments to WinVest’s Certificate of Incorporation or (b) the consummation of an Initial Business Combination. In the event any of the Promissory Notes or Extension Notes are not repaid within five business days of the Closing, we will be in default under such notes, and the holders thereof may declare such notes immediately due and payable. We may not be able to repay, refinance or restructure the payments under those notes, and the holders of such notes could proceed to protect and enforce their rights under the notes by exercising such remedies as are available to the holders thereunder and in respect thereof under applicable law, either by suit in equity, by action at law, or both. Any such action would materially and adversely affect the ongoing viability of our business.

Working Capital Loans

If needed to finance transaction costs in connection with searching for a target business or consummating an intended Initial Business Combination, WinVest’s Initial Stockholders or their affiliates may, but are not obligated to, loan WinVest funds as may be required. In the event that WinVest does not consummate an Initial Business Combination, WinVest may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of the Initial Business Combination, without interest, or, at such lender’s discretion, up to $1,000,000 of the notes may be converted upon consummation of the business combination into private warrants at a price of $0.50 per warrant (which, for example, would result in such lender being issued 1,000,000 private warrants at a purchase price of $0.50 per warrant if $500,000 of notes were so converted). WinVest believes the purchase price of the private warrants will approximate the fair value of such warrants when issued. However, if it is determined, at the time of issuance, that the fair value of such private warrants exceeds the purchase price, we would record compensation expense for the excess of the fair value of the private warrants on the day of issuance over the purchase price in accordance with Accounting Standards Codification (“ASC”) 718 — Compensation — Stock Compensation.

Administrative Support Agreement

On September 14, 2021, WinVest entered into an agreement to pay the Sponsor a monthly fee of $10,000 for office space, secretarial, and administrative support services provided to WinVest beginning in September 2021 and continuing monthly until the earlier of the completion of an Initial Business Combination or WinVest’s liquidation. As of the date of this proxy statement/prospectus, $474,965 is owed to the Sponsor under this agreement.

Relationships and Related Party Transactions of EFGH

EFGH had no significant related party transactions with related parties.

Related Person Transactions Policy Following the Business Combination

Upon the consummation of the Business Combination, Pubco will adopt a related party transaction policy. Pubco expects that this related party transaction policy will require certain related party transactions to be approved by Pubco’s board of directors or a designated committee thereof, which may include the audit committee, once implemented.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax considerations for beneficial owners of “WinVest Common Stock and WinVest Warrants (collectively, the “WinVest securities”) (i) electing to have their WinVest Common Stock redeemed for cash if the Business Combination is completed, (ii) of the Business Combination and (iii) of the ownership and disposition of Pubco Class A Ordinary Shares and Pubco Warrants acquired pursuant to the Business Combination. This discussion applies only to WinVest securities, Pubco Class A Ordinary Shares and Pubco Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

•        brokers, dealers and other investors that do not own their WinVest securities or Pubco Class A Ordinary Shares or warrants as capital assets;

•        traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•        banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the stock of WinVest or Pubco;

•        partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

•        persons holding WinVest securities or Pubco Class A Ordinary Shares or Pubco Warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•        persons required to accelerate the recognition of any item of gross income with respect to WinVest securities or Pubco Class A Ordinary Shares or Pubco Warrants as a result of such income being recognized on an applicable financial statement;

•        persons whose functional currency is not the U.S. dollar;

•        persons that received WinVest securities or Pubco Class A Ordinary Shares or Pubco Warrants as compensation for services; or

•        controlled foreign corporations or passive foreign investment companies.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the U.S. Internal Revenue Service (the “IRS”) and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of WinVest securities or Pubco Class A Ordinary Shares or Pubco Warrants. We have not sought and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF WINVEST SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF PUBCO CLASS A ORDINARY SHARES AND PUBCO WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of WinVest securities or Pubco Class A Ordinary Shares or Pubco Warrants that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Business Combination

Tax Consequences of the Business Combination

This section is subject to the discussion below under “— Application of the Passive Foreign Investment Company Rules to the Business Combination.”

It is the opinion of WinVest’s counsel, that the Business Combination will qualify as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the IRS will not successfully challenge this position, and if so then the exchange of WinVest Common Stock for Pubco Class A Ordinary Shares will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351(a) of the Code. In rendering this opinion, counsel may require and rely upon representations contained in letters and certificates to be received from WinVest and Pubco. If the letters or certificates are incorrect, the conclusions reached in the tax opinion could be jeopardized. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein. Assuming such qualification as an exchange described in Section 351(a) of the Code, a U.S. holder that receives Pubco Class A Ordinary Shares in exchange for WinVest Common Stock in the Business Combination will not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Class A Ordinary Shares received in the Business Combination by a U.S. holder will be equal to the adjusted tax basis of the WinVest Common Stock exchange therefor. The holding period of the Pubco Class A Ordinary Shares will include the holding period during which the WinVest Common Stock exchange therefor were held by such U.S. holder.

The appropriate U.S. federal income tax treatment of WinVest Warrants received in the Business Combination is uncertain because, as described below, it is unclear whether the Mergers, in addition to qualifying as an exchange described in section 351(a) of the Code, will also qualify as a “reorganization” under Section 368 of the Code. If the Business Combination qualifies as an exchange governed only by Section 351 of the Code (and not by section 368 of the Code), a U.S. holder that holds no WinVest Common Stock and whose WinVest Warrants automatically convert into Pubco Warrants will recognize gain or loss upon such exchange equal to the difference between the fair market value of the Pubco Warrants received and such U.S. holder’s adjusted basis in its WinVest Warrants. A U.S. holder’s basis in its Pubco Warrants received in the Business Combination will equal the fair market value of the Pubco Warrants. A U.S. holder’s holding period in its Pubco Warrants will begin on the day after the Business Combination. If the Business Combination qualifies as a reorganization as well as a Section 351 exchange, a U.S. holder whose WinVest Warrants automatically convert into a Pubco Warrants should not recognize gain or loss upon such exchange. In such case, a U.S. holder’s adjusted tax basis in the Pubco Warrants received should be equal to the holder’s adjusted tax basis in the WinVest Warrants exchanged therefor, and the holding period of the Pubco Warrants should include the holding period during which the WinVest Warrants exchange therefor were held by such holder.

If the Business Combination qualifies as an exchange governed only by Section 351 of the Code (and not by Section 368 of the Code), a U.S. holder that receives Pubco Class A Ordinary Shares in exchange for WinVest Common Stock and that holds WinVest Warrants that automatically convert into Pubco Warrants will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess (if any) of (x) the sum of the fair market values of the Pubco Class A Ordinary Shares and the Pubco Warrants received by such holder over (y) such holder’s aggregate adjusted tax basis in the WinVest Common Stock and WinVest Warrants exchanged therefor) and (ii) the fair market value of the Pubco Warrants received by such holder in such exchange. To determine the amount of gain, if any, that such U.S. holder must recognize, the holder must compute the amount of gain or loss realized as a result of the Business Combination on a share-by-share and warrant-by-warrant basis by allocating the aggregate fair market value of (i) the Pubco Class A Ordinary Shares and (ii) the Pubco Warrants received by such U.S. holder among the WinVest Common Stock and WinVest Warrants owned by such U.S. holder immediately prior to the Business Combination in proportion to their fair market values. Any loss realized by a U.S. holder would not be recognized. In this case, the holding period of the Pubco Class A Ordinary Shares received in the Business Combination will include the holding period during which the WinVest Common Stock exchanged therefor were held by such U.S. holder, and the holding period of Pubco Warrants received in the Business Combination will begin on the day after the Business Combination.

If the Business Combination qualifies as a reorganization as well as a Section 351 exchange, a U.S. holder that receives Pubco Class A Ordinary Shares in exchange for WinVest Common Stock and whose WinVest Warrants automatically convert into a Pubco Warrants will not recognize any gain or loss upon the exchange. In such case, a U.S. holder’s tax basis in the Pubco Class A Ordinary Shares and the Pubco Warrants received will be equal to the U.S. holder’s basis in the WinVest Common Stock and WinVest Warrants exchanged therefor, and the holding period of the Pubco Class A Ordinary Shares and Pubco Warrants will include the holding period during which the WinVest Common Stock and WinVest Warrants exchanged therefor were held by such U.S. holder. However, there are many requirements that must be satisfied in order for the Business Combination to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. For example, it is unclear as a matter of law whether an entity that may not have a historic business, such as WinVest, can satisfy the “continuity of business enterprise” requirement under Section 368 of the Code. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Business Combination, some of which are outside the control of WinVest. For example, the requirements for reorganization treatment could be affected by the magnitude of WinVest Common Stock redemptions that occur in connection with the Business Combination.

U.S. holders of WinVest Warrants are urged to consult with their tax advisors regarding the treatment of their WinVest Warrants in connection with the Business Combination.

Application of the Passive Foreign Investment Company Rules to the Business Combination

Based upon the composition of its income and assets, WinVest believes that that it would likely be considered a passive foreign investment company (“PFIC”) for its current taxable year which ends as a result of the Business Combination.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging WinVest Warrants for newly issued Pubco Warrants) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. holders of WinVest Common Stock in connection with the Business Combination if:

(1)    WinVest were classified as a PFIC at any time during such U.S. holder’s holding period for such WinVest Common Stock; and

(2)    the U.S. holder had not timely made, effective from the first taxable year of its holding period of WinVest Common Stock during which WinVest qualified as a PFIC: (a) a valid election to treat WinVest as a “qualified electing fund” under Section 1295 of the Code (a “QEF election”), or (b) a valid “mark-to-market election” under Section 1296 of the Code, with respect to such WinVest Common Stock.

The application of the PFIC rules to WinVest Warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a WinVest Warrant) to acquire stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that a QEF Election does not apply to options and no mark-to-market election (as described above) is currently available with respect to options. Therefore, if finalized in their current form, these proposed Treasury Regulations may require gain recognition on the exchange of WinVest Warrants for Pubco Warrants pursuant to the Business Combination Agreement.

The tax on any such recognized gain would be imposed based on the “excess distribution” rules, discussed below under “— Ownership and Disposition of Pubco Class A Ordinary Shares and Pubco Warrants by U.S. Holders — Passive Foreign Investment Company Rules.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Additionally, the treatment of U.S. holders of WinVest Common Stock who exchange their WinVest Common Stock for Pubco Class A Ordinary Shares could be materially different from that described above if Pubco is treated as a PFIC for U.S. federal income tax purposes (see discussion below under “— Ownership and Disposition of Pubco Class A Ordinary Shares and Pubco Warrants by U.S. Holders — Passive Foreign Investment Company Rules”). Therefore, U.S. holders of WinVest Common Stock that have not made a timely QEF election or a mark-to-market election and U.S. holders of WinVest Warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Business Combination to the extent their WinVest Common Stock and/or WinVest Warrants have a fair market value in excess of their tax basis therein.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Redemption of WinVest Common Stock

In the event that a U.S. holder of WinVest Common Stock exercises such holder’s right to have such holder’s WinVest Common Stock redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution within the meaning of Section 301 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of WinVest Common Stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of shares of WinVest Common Stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in WinVest or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of WinVest Common Stock that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include ordinary shares that could be acquired pursuant to the exercise of the WinVest Warrants. In order to meet the substantially disproportionate test, the percentage of WinVest’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of WinVest Common Stock must, among other requirements, be less than 80% of the percentage of WinVest’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all the WinVest Common Stock actually and constructively owned by the U.S. holder are redeemed or all the WinVest Common Stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the WinVest Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in WinVest. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in WinVest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the WinVest Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s shares of WinVest Common Stock generally will equal the cost of such shares. A U.S. holder that purchased WinVest Units would have been required to allocate the cost between the shares of WinVest Common Stock and the WinVest Warrants comprising the WinVest Units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s WinVest Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the WinVest Common Stock. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed WinVest Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining WinVest Common Stock, or, to the basis of WinVest Common Stock constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

Ownership and Disposition of Pubco Class A Ordinary Shares and Pubco Warrants by U.S. Holders

Distributions on Pubco Class A Ordinary Shares

This section is subject to further discussion under “— Passive Foreign Investment Company Rules” below.

Distributions paid by Pubco out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Pubco Class A Ordinary Shares and thereafter as capital gain. However, Pubco does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by Pubco with respect to its shares will be treated as ordinary dividend income. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from Pubco.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if the Pubco Class A Ordinary Shares are readily tradable on an established securities market in the United States. There can be no assurance that Pubco Class A Ordinary Shares will be considered “readily tradable” on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Pubco’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Pubco will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Pubco Class A Ordinary Shares.

Subject to certain exceptions, dividends on Pubco Class A Ordinary Shares will generally constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Pubco with respect to the Pubco Class A Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

Sale, Exchange or Other Taxable Disposition of Pubco Class A Ordinary Shares and Pubco Warrants

This section is subject to further discussion under “— Passive Foreign Investment Company Rules,” below.

A U.S. holder generally would recognize gain or loss on any sale, exchange or other taxable disposition of Pubco Class A Ordinary Shares or Pubco Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Pubco Class A Ordinary Shares or such Pubco Warrants, as applicable. Any gain or loss recognized by a U.S. holder on a taxable disposition of Pubco Class A Ordinary Shares or Pubco Warrants generally will be capital gain or loss. A non-corporate U.S. holder, including an individual, who has held the Pubco Class A Ordinary Shares or Pubco Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise or Lapse of a Pubco Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of a Pubco Ordinary Share on the exercise of a Pubco Warrant for cash. A U.S. holder’s initial tax basis in its Pubco Class A Ordinary Shares received upon exercise of the Pubco Warrant generally would be an amount equal to the sum of the U.S. holder’s tax basis in Pubco Warrant exercised therefor and the exercise price. The U.S. holder’s holding period for a Pubco Ordinary Share received upon exercise of the Pubco Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrant and will not include the period during which the U.S. holder held the Pubco Warrant. If a Pubco Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Pubco Warrant.

The tax consequences of a cashless exercise of a Pubco Warrant are not clear under current tax law. Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s basis in the Pubco Class A Ordinary Shares received would equal the holder’s basis in the Pubco Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Pubco Class A Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Pubco Class A Ordinary Shares would include the holding period of the Pubco Warrants exercised therefor.

It is also possible that a cashless exercise of a Pubco Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth under “— Sale, Exchange, or Other Taxable Disposition of Pubco Class A Ordinary Shares and Pubco Warrants.” In such event, a U.S. holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules”, the U.S. holder would recognize capital gain or loss with respect to the Pubco Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Pubco Class A Ordinary Shares that would have been received in a regular exercise of the Pubco Warrants deemed surrendered, net of the aggregate exercise price of such Pubco Warrants and (ii) the U.S. holder’s tax basis in such Pubco Warrants. In this case, a U.S. holder’s aggregate tax basis in the Pubco Class A Ordinary Shares received would equal the sum of (i) such U.S. holder’s tax basis in the Pubco Warrants deemed exercised and (ii) the aggregate exercise price of such Pubco Warrants. A U.S. holder’s holding period for the Pubco Class A Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Pubco Warrants and will not include the period during which the U.S. holder held the Pubco Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. holder’s holding period would commence with respect to the Pubco Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Pubco Warrants.

Possible Effect of the Change in the Pubco Warrant Conversion Ratio

In some circumstances, the conversion ratio of the Pubco Warrants is subject to adjustment. For U.S. federal income tax purposes, U.S. holders of the Pubco Warrants will be treated as having received a constructive distribution, resulting in ordinary income to the extent of the increase of the U.S. holder’s proportionate interest in the Pubco’s current or accumulated earnings and profits if certain adjustments in the conversion ratio occur (particularly an adjustment to reflect a taxable dividend to holders of the Pubco Class A Ordinary Shares) to increase the proportionate interest of the U.S. holder of a Pubco Warrant in the fully diluted Pubco Class A Ordinary Shares, whether or not the U.S. holder ever exercises the Pubco Warrant. Generally, a U.S. holder’s tax basis in a Pubco Warrant will be increased by the amount of any such constructive distribution. The rules with respect to such adjustments are complex and U.S. holders should consult their own tax advisers regarding the applicability of such rules.

Passive Foreign Investment Company Rules

Generally.    The treatment of U.S. holders of the Pubco Class A Ordinary Shares could be materially different from that described above if Pubco is treated as a PFIC for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules (the “PFIC income test”), or (ii) more than 50% of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years (unless the U.S. holder makes a deemed sale election with respect to the Pubco Class A Ordinary Shares once Pubco ceases to satisfy either of the qualification tests).

The determination of whether Pubco will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by WinVest and EFGH and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that Pubco will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether Pubco or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in Pubco’s composition, the composition of Pubco’s income or the composition of its assets may cause it to be or become a PFIC for the current or subsequent taxable years. Whether Pubco is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If Pubco is or becomes a PFIC during any year in which a U.S. holder holds Pubco Class A Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime.    If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your Pubco Class A Ordinary Shares, and (ii) any “excess distribution” you receive on your Pubco Class A Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Pubco Class A Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

a.      the gain or excess distribution will be allocated ratably over the period during which you held your Pubco Class A Ordinary Shares;

b.      the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Pubco is a PFIC, will be taxed as ordinary income; and

c.      the amount allocated to each of the other taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your Pubco Class A Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime.    If Pubco is a PFIC, a U.S. holder of Pubco Class A Ordinary Shares (but not Pubco Warrants) may avoid taxation under the excess distribution rules described above by making a QEF election. However, a U.S. holder may make a QEF election with respect to its Pubco Class A Ordinary Shares only if Pubco provides U.S. holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because Pubco currently does not intend to provide U.S. holders with such information on an annual basis, U.S. holders generally would not be able to make a QEF election with respect to the Pubco Class A Ordinary Shares.

Mark-to-Market Regime.    Alternatively, a U.S. holder of Pubco Class A Ordinary Shares (but not Pubco Warrants) may also avoid taxation under the excess distribution rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Pubco Class A Ordinary Shares, which are expected to be listed on the NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. If a U.S. holder makes a valid mark-to-market election with respect to its Pubco Class A Ordinary Shares, such U.S. holder will include as ordinary income each year, the excess, if any, of the fair market value of the Pubco Class A Ordinary Shares at the end of the taxable year over the U.S. holders adjusted basis in the Pubco Class A Ordinary Shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted basis in the Pubco Class A Ordinary Shares over the fair market value of such Pubco Class A Ordinary Shares at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the Pubco Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain that is recognized on the sale or other taxable disposition of Pubco Class A Ordinary Shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. A mark-to-market election cannot be made for any lower-tier PFICs. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their indirect ownership of shares in any lower-tier PFICs.

PFIC Reporting Requirements.    A U.S. holder who owns, or who is treated as owning, PFIC stock during any taxable year in which Pubco is classified as a PFIC may be required to file IRS Form 8621. U.S. holders of Pubco Class A Ordinary Shares and Pubco Warrants should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to Pubco Class A Ordinary Shares and Pubco Warrants, subject to certain exceptions (including an exception for Pubco Class A Ordinary Shares and Pubco Warrants held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Pubco Class A Ordinary Shares and Pubco Warrants. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Pubco Class A Ordinary Shares and Pubco Warrants.

Non-U.S. Holders

The section applies to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Pubco Class A Ordinary Shares or Pubco Warrants that is not a U.S. holder, including:

1.      a nonresident alien individual, other than certain former citizens and residents of the United States;

2.      a foreign corporation; or

3.      a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition.

Non-U.S. Holders Exercising Redemption Rights with Respect to WinVest Common Stock

The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. holder’s WinVest Common Stock generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s WinVest Common Stock, as described above under “— U.S. Holders — The Business Combination — Redemption of WinVest Common Stock.” Any redeeming non-U.S. holder generally will not be subject to U.S. federal income tax and U.S. federal withholding tax on any gain recognized as a result of the redemption treated as a sale of stock under Section 302 of the Code or any corporate distribution received in the redemption within the meaning of Section 301 of the Code, except to the extent described below under “— Ownership and Disposition of Pubco Class A Ordinary Shares and Pubco Warrants by Non-U.S. Holders”.

Ownership and Disposition of Pubco Class A Ordinary Shares and Pubco Warrants by Non-U.S. Holders

A non-U.S. holder of Pubco Class A Ordinary Shares or Pubco Warrants will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Pubco Class A Ordinary Shares or any gain recognized on a sale or other disposition of Pubco Class A Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Pubco Class A Ordinary Shares) or Pubco Warrants unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Pubco Class A Ordinary Shares and Pubco Warrants.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Pubco Warrant, or the lapse of a Pubco Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “— U.S. Holders — Ownership and Disposition of Pubco Class A Ordinary Shares and Pubco Warrants by U.S. Holders — Exercise or Lapse of a Pubco Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the Pubco Class A Ordinary Shares and Pubco Warrants.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of WinVest Common Stock, dividends received by U.S. holders of Pubco Class A Ordinary Shares, and the proceeds received on the disposition of Pubco Class A Ordinary Shares or Pubco Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their WinVest securities or their Pubco Class A Ordinary Shares or their Pubco Warrants, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

DESCRIPTION OF PUBCO’S SHARE CAPITAL

The following description of the material terms of the share capital of Pubco following the Closing of the Business Combination includes a summary of specified provisions of the Pubco A&R MAA that will be in effect upon Closing of the Business Combination. This description is qualified by reference to the Pubco A&R MAA as will be in effect upon Closing of the Business Combination, substantially in the form attached to this proxy statement/prospectus as Annex C and incorporated in this proxy statement/prospectus by reference. In this section, the terms “Pubco,” “we,” “our” or “us” refer to WinVest Holdings Corp. following the completion of the Business Combination, and all capitalized terms used in this section are as defined in the Pubco A&R MAA, unless elsewhere defined herein.

Pubco is a Cayman Islands exempted company and its affairs are governed by its memorandum and articles of association (as amended or restated from time to time), the Cayman Companies Act and the laws of the Cayman Islands.

As of the date of this proxy statement/prospectus, the authorized share capital of Pubco is US$50,000 divided into [    ] shares comprising (i) [    ] Pubco Class A Ordinary Shares of US$$0.0001 par value each; (ii) [    ] Pubco Class B Ordinary Shares of US$$0.0001 par value each, with one Pubco Class B Ordinary Share issued and outstanding.

Following the completion of the Business Combination, Pubco will have [    ] Pubco Ordinary Shares, representing [    ] Pubco ADSs, issued and outstanding (assuming no redemption), or [    ] Pubco Ordinary Shares, representing [    ] Pubco ADSs, issued and outstanding (assuming maximum redemption). All of the Pubco Ordinary Shares issued and outstanding, and all of the Pubco Ordinary Shares to be issued pursuant to the Business Combination have been or will be issued as fully paid, and certain Pubco Ordinary Shares issued pursuant to the Business Combination will be represented by Pubco ADSs.

The following includes a summary of the material provisions of the Pubco A&R MAA of the Pubco after the completion of the Business Combination and the Cayman Companies Act in so far as they relate to the material terms of Pubco Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Pubco A&R MAA attached as Annex C to this proxy statement/prospectus.

Pubco Ordinary Shares

General

All of the issued Pubco Ordinary Shares are fully paid and non-assessable. Certificates representing the shares (if any) are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Pubco Ordinary Shares.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Pubco A&R MAA:

•        the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

•        our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Pubco Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to the Pubco A&R MAA.

Directors’ Power to Issue Shares

Subject to the provisions of the Cayman Companies Act and the Pubco A&R MAA (including provisions about the redemption and purchase of Pubco Ordinary Shares), our board of directors may, in their absolute discretion and without the approval of the shareholders, cause us to (1) allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide; and (2) grant rights over shares or other securities to be issued in one or more classes as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper.

Transfer of Pubco Ordinary Shares

Subject to any applicable requirements set forth in the Pubco A&R MAA and provided that a transfer of Pubco Ordinary Shares complies with applicable rules of the exchange, a shareholder may transfer Pubco Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the exchange or in any other form approved by the directors, executed:

•        where the Pubco Ordinary Shares are fully paid, by or on behalf of that shareholder; and

•        where the Pubco Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Pubco Ordinary Share until the name of the transferee is entered into our register of members.

Where the Pubco Ordinary Shares in question are not listed or subject to the rules of the exchange, the board of directors may in its absolute discretion, decline to register any transfer of any Pubco Ordinary Share that has not been fully paid up or is subject to a company lien. The board of directors may also decline to register any transfer of any Pubco Ordinary Shares unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the Pubco Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Pubco Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        the Pubco Ordinary Shares transferred are Fully Paid Up (as defined under the Pubco A&R MAA) and free of any lien in favor of Pubco;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Pubco Ordinary Share is to be transferred does not exceed four; and

•        any applicable fee of such maximum sum as the exchange may determine to be payable or such lesser sum as the directors may from time to time require is paid to Pubco in respect thereof.

If our directors refuse to register a transfer, they shall, within three calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the exchange and on 14 Clear Days’ (as defined under the Pubco A&R MAA) notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 Clear Days in any year.

Liquidation

If the Pubco is wound up, the shareholders may, subject to the Pubco A&R MAA and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

•        to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

•        to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Pubco Ordinary Shares and Forfeiture of Pubco Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Pubco Ordinary Shares

Subject to the provisions of the Cayman Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares, as may be determined by the board of directors.

Variations of Rights of Shares

Whenever the capital of Pubco is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class. The rights attached to or otherwise conferred upon the holders of the shares of any class shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings of Shareholders

General meetings may be convened by a majority of our board of directors. Advance notice of at least five (5) Clear Days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the issued and outstanding shares carrying the right to vote at such general meeting if Pubco has more than one shareholder.

Inspection of Books and Records

Holders of Pubco Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders).

Changes in Capital

We may from time to time by ordinary resolution:

•        increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

•        consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•        convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

•        sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•        cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital.

Anti-Takeover Provisions

Some provisions of the Pubco A&R MAA may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Pubco A&R MAA for a proper purpose and for what they believe in good faith to be in the best interests of Pubco.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a takeover offer is made and accepted by holders of ninety percent (90%) in value of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Special Considerations for Exempted Companies

Pubco is an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to make its register of members open to inspection by shareholders of that company;

•        does not have to hold an annual general meeting;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by the Pubco A&R MAA on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Pubco’s shares. In addition, there are no provisions in the Pubco A&R MAA governing the ownership threshold above which shareholder ownership must be disclosed.

Enforceability of Civil Liability under Cayman Islands Law

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce judgments of courts of the United States obtained against us or our directors or officers based on certain civil liability provisions of U.S. securities laws; and

•        in original actions brought in each respective jurisdiction against us or our directors or officers, impose liabilities against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment that imposes upon the judgement debtor an obligation to pay the sum for which judgment has been given, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    is final and conclusive;

(c)     is not in respect of taxes, a fine or a penalty;

(d)    was not obtained by fraud; and

(e)     is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•        the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•        the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•        the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

COMPARISON OF RIGHTS OF PUBCO’S SHAREHOLDERS AND WINVEST’S STOCKHOLDERS

General

WinVest is organized under the laws of the State of Delaware, including the DGCL, and by the WinVest Charter. Pubco is incorporated as a Cayman Islands exempted company and the rights of Pubco’s shareholders will be governed by the laws of the Cayman Islands, including the Cayman Companies Act, and, following the Business Combination, by the Pubco A&R MAA. Following the Business Combination, the rights of WinVest’s stockholders who become Pubco’s shareholders will be governed by Cayman Islands law and will no longer be governed by the WinVest Charter and instead will be governed by the Pubco A&R MAA.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of WinVest’s stockholders under the WinVest Charter (left column), and the rights of Pubco shareholders under the Pubco A&R MAA (right column) following the completion of the Business Combination. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the WinVest Charter, and the Pubco A&R MAA, as well as the relevant provisions of the Cayman Companies Act.

WinVest	Pubco
Authorized Share Capital

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 101,000,000, of which 100,000,000 shares shall be common stock, par value $0.0001 per share (“Common Stock”) and 1,000,000 shares shall be preferred stock, par value $0.0001 per share (“Preferred Stock”).

The share capital of Pubco is US$50,000 divided into [    ] shares comprising (i) [    ] Pubco Class A Ordinary Shares of US$0.0001 par value each; and (ii) [    ] shares comprising (i) [    ] Pubco Class B Ordinary Shares of US$0.0001 par value each.

Number of Directors

Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate. The Board must consist of at least one member.

Pubco’s board of directors shall consist of not less than [ ] persons provided however that Pubco may by ordinary resolution increase or reduce the limits in the number of directors.
Appointment and Removal of Directors

The election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

A director may be appointed by ordinary resolution or by a simple majority of the directors present and voting at a board meeting. The remaining director(s) may appoint a director even though there is not a quorum of directors. A director may be removed by ordinary resolution.

Filling Vacancies on the Board of Directors

Newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Any appointment may be to fill a vacancy or as an additional director. No appointment can cause the number of directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

WinVest	Pubco
Shareholder Meeting Quorum
A majority of the issued and outstanding shares carrying the right to vote.	One or more members holding shares that represent not less than one-third of the issued and outstanding shares carrying the right to vote at any general meeting if Pubco has more than one member.
Calling a General Meeting of Shareholders
Shall be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

The chairman of the Pubco’s board of directors or a majority of the directors may call a general meeting at any time. The directors must also call a general meeting if requisitioned by one or more members who together hold at least [one-third (1/3)] of the rights to vote at such general meeting.

Advance Notice of Meetings

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any, written notice shall be given not less than 10 nor more than 60 days before the meeting.

Notice of a board meeting may be given to a director in writing or by electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A director may waive his right to receive notice of any meeting either prospectively or retrospectively.

At least five clear days’ notice shall be given to members for any general meeting.

Shareholder Action by Written Resolution

Any action required or permitted to be taken by the WinVest stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the WinVest stockholders.

[Members may pass a resolution in writing without holding a meeting if the following conditions are met: (a) all members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of members; (b) all members entitled so to vote sign a document or sign several documents in the like form each signed by one or more of those members; (c) the signed document or documents is or are delivered to Pubco, including, if Pubco so nominates, by delivery of an electronic record by electronic means to the address specified for that purpose; and (4) such written resolution shall be as effective as if it had been passed at a meeting of the members entitled to vote duly convened and held.]

Voting Requirements for Amendments to Memorandum and Articles of Association
A majority of the outstanding shares entitled to vote.

Pubco may by special resolution (resolution passed by a majority of at least two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting[, and a unanimous written resolution]) alter the Pubco A&R MAA.

Dividends
Dividends may be declared and paid out of any lawfully available for distribution.

Dividends may be declared and paid out of any funds of Pubco lawfully available for distribution. Subject to the provisions of the Cayman Companies Act, Pubco may by ordinary resolution declare dividends in accordance with the respective rights of the members but no dividend shall exceed the amount recommended by the directors.

WinVest	Pubco
Indemnification of Directors and Officers

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this paragraph by the stockholders shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

Pubco A&R MAA provides for the indemnification for each existing or former director (including alternate director), secretary and other officer of Pubco (including an investment adviser or an administrator or liquidator) and their personal representatives, provided that no such existing or former director, secretary or officer shall be indemnified in respect of any matter arising out of his own dishonesty, wilful default, wilful neglect or fraud.

ENFORCEABILITY OF CIVIL LIABILITIES

Pubco is a holding company incorporated and registered as an exempted company with limited liability in the Cayman Islands, and with no material operations of its own. Following the Business Combination, Pubco will conduct its operations through EFGH and its subsidiaries, and a majority of Pubco’s assets, management team and directors will be based in [Singapore]. Service of process upon Pubco, its officers and these directors may be difficult to obtain within the United States and any judgment obtained in the U.S. against Pubco and these individuals may not be collectible within the U.S. See “Risk Factors — Risks Related to Doing Business in Singapore — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Singapore or the Cayman Islands against Pubco or its management named in this proxy statement/prospectus based on foreign laws” and “Risk Factors — Risks Related to Pubco’s Securities — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.”

Pubco has irrevocably appointed            , located at            , as its agent upon whom process may be served in any action brought against it under the securities laws of the United States.

Cayman Islands

Pubco has been advised by Ogier (Cayman) LLP, its counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of courts of the United States obtained against it or its directors or officers based on certain civil liability provisions of U.S. securities laws, or (2) in original actions brought in the Cayman Islands against Pubco or its directors or officers, impose liabilities against Pubco or its directors or officers predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Pubco has also been advised by Ogier that, there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment that imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    is final and conclusive;

(c)     is not in respect of taxes, a fine or a penalty;

(d)    was not obtained by fraud; and

(e)     is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Nigeria

EFGH conducts business operations in Nigeria through partnerships with agencies of the Federal Government of Nigeria. There is uncertainty as to whether the courts of Nigeria would (1) recognize or enforce judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) entertain original actions brought in Nigeria against Pubco or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no treaty between the United States and Nigeria providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Consequently, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be enforceable in Nigeria. In order to enforce any U.S. judgment in Nigeria, the judgment creditor would need to commence fresh proceedings before a Nigerian court of competent jurisdiction and prove the judgment as a debt. A Nigerian court would generally recognize a foreign judgment as a debt provided that:

(a)     the judgment was given by a court of competent jurisdiction;

(b)    the judgment is final and conclusive;

(c)     the judgment is for a definite sum of money (not being a sum payable in respect of taxes, fines, or penalties);

(d)    the judgment was not obtained by fraud;

(e)     the enforcement of the judgment would not be contrary to public policy in Nigeria; and

(f)     the proceedings in which the judgment was obtained were not contrary to natural justice.

Nigerian courts may also decline to enforce a U.S. judgment if the judgment debtor satisfies the court that the original court lacked jurisdiction, or that the judgment debtor was not duly served with process, or that the judgment was obtained by fraud.

Ghana

EFGH conducts fintech and insurtech operations in Ghana. There is uncertainty as to whether the courts of Ghana would (1) recognize or enforce judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) entertain original actions brought in Ghana against Pubco or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ghana is not a party to any treaty with the United States providing for reciprocal recognition and enforcement of judgments. As a result, U.S. judgments are not directly enforceable in Ghana. A judgment creditor seeking to enforce a U.S. judgment in Ghana would be required to bring a fresh action in the Ghanaian courts, using the foreign judgment as evidence of the debt. Ghanaian courts will generally recognize and enforce a foreign judgment where:

(a)     the foreign court had jurisdiction to hear the matter;

(b)    the judgment is final and conclusive on the merits;

(c)     the judgment is for a definite sum of money;

(d)    the judgment was not obtained by fraud;

(e)     enforcement would not be contrary to public policy in Ghana; and

(f)     the proceedings were conducted in accordance with principles of natural justice.

Democratic Republic of Congo

EFGH has entered into partnerships with the Government of the Democratic Republic of Congo (“DRC”). The enforcement of foreign judgments in the DRC is governed by the Organization for the Harmonization of Business Law in Africa (“OHADA”) Uniform Act on Simplified Recovery Procedures and Measures of Execution, as well as Congolese civil procedure rules.

There is no treaty between the United States and the DRC providing for reciprocal recognition and enforcement of judgments. A U.S. judgment would not be directly enforceable in the DRC without being subjected to an exequatur procedure before a competent Congolese court. The court would examine whether:

(a)     the foreign court had jurisdiction under its own laws;

(b)    the parties were properly summoned and represented;

(c)     the judgment is final and enforceable in the country where it was rendered;

(d)    the judgment does not conflict with a prior judgment rendered by a Congolese court or a foreign judgment already recognized in the DRC;

(e)     the judgment is not contrary to Congolese public policy or international public order; and

(f)     the judgment does not relate to matters within the exclusive jurisdiction of Congolese courts.

Additionally, investors should be aware that the DRC’s legal system faces significant challenges, including limited judicial capacity, infrastructure constraints, and historical instances of political interference in legal proceedings. These factors may create practical difficulties in pursuing legal remedies in the DRC.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS

For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to shareholders at Pubco’s 2026 annual general meeting of shareholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Pubco A&R MAA. Since the 2026 annual general meeting would be Pubco’s first annual general meeting of shareholders, such proposals must be received by Pubco at its offices at c/o 63 Robinson Rd, #07-01, Singapore 068894, a reasonable time before Pubco begins to print and mail the 2026 annual general meeting proxy materials in order to be considered for inclusion in Pubco’s proxy materials for the 2026 annual general meeting.

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

Neither WinVest stockholders nor WinVest warrant holders nor WinVest rights holders have appraisal or dissenters’ rights in connection with the Business Combination under the DGCL.

SHAREHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with WinVest’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of WinVest Acquisition Corp., 125 Cambridgepark Street, Suite 301, Cambridge, Massachusetts 02140. Following the Business Combination, such communications should be sent in care of Pubco by calling +65 9090 4911 or writing to the principal executive offices of Pubco at 63 Robinson Rd, #07-01, Singapore 068894. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The legality of the Pubco Class A Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for Pubco by Ogier (Cayman) LLP. Certain legal matters relating to U.S. law will be passed upon for Pubco by Ellenoff Grossman & Schole LLP. Certain legal matters relating to Singapore law will be passed upon for Pubco by Rajah & Tann Singapore LLP. Certain legal matters relating to U.S. law will be passed upon for WinVest by Cyruli Shanks & Zizmor LLP. Ellenoff Grossman & Schole LLP may rely upon Rajah & Tann Singapore LLP with respect to matters governed by Singapore law.

EXPERTS

The combined financial statements of Combined Entities as of September 30, 2025 and 2024, and for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024 included in this proxy statement/registration statement have been audited by Guangdong Prouden CPAs GP, an independent registered public accounting firm as stated in their report appearing herein.

The financial statements of WinVest Acquisition Corp. as of December 31, 2024 included in this proxy statement/prospectus have been audited by BCRG Group, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, WinVest and service providers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of WinVest’s proxy statement. Upon written or oral request, WinVest will deliver a separate copy of the proxy statement to any stockholders at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Stockholders receiving multiple copies of such document may likewise request that WinVest delivers single copies of such document in the future. Stockholders may notify WinVest of their requests by writing or calling WinVest at its principal executive offices at 125 Cambridgepark Street, Suite 301, Cambridge, Massachusetts 02140. Following the Business Combination, such requests should be made by writing or calling +65 9090 4911, or writing to the principal executive offices of Pubco at 63 Robinson Rd, #07-01, Singapore 068894.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Pubco Class A Ordinary Shares will be            .

WHERE YOU CAN FIND MORE INFORMATION

Pubco has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

WinVest files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) as required by the Exchange Act. You may access information on WinVest at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact our proxy solicitation agent at the following address and telephone number:

Advantage Proxy, Inc,

P.O. Box 10904

Yakima, WA 98909

Free: (877) 870-8565

Email: ksmith@advantageproxy.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the special meeting of WinVest, or no later than            , 2026.

All information contained in this proxy statement/prospectus relating to EFGH has been supplied by EFGH, and all such information relating to WinVest has been supplied by WinVest. Information provided by one another does not constitute any representation, estimate or projection of the other.

WINVEST ACQUISITION CORP.
INDEX TO Condensed Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

EMBED FINANCIAL GROUP HOLDINGS
INDEX TO COMBINED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

EMBED FINANCIAL GROUP CAYMAN HOLDINGS
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
WinVest Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of WinVest Acquisition Corp. (the “Company”) as of December 31, 2024 and 2023, the related statement of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ BCRG Group

BCRG Group (PCAOB ID 7158)

We have served as the Company’s auditor since 2025.
Irvine, CA
February 2, 2026

WINVEST ACQUISITION CORP.
BALANCE SHEETS
(Audited)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash	$566	$37,946
Tax receivable	—	99,814
Related party receivable	97,434	—
Prepaid expenses, short-term portion	97,078	133,117
Total current assets	195,078	270,877

Cash and money market funds held in Trust Account	3,144,707	12,453,412
Total assets	3,339,785	12,724,289

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	2,468,713	991,998
Income tax payable	128,000	189,000
Excise tax payable	182,130	80,443
Related party payables	345,000	225,000
Extension note, related party	1,680,000	1,195,000
Promissory note, related party	1,204,500	306,500
Total current liabilities	6,008,343	2,987,941
Deferred underwriting commissions	4,025,000	4,025,000
Total liabilities	10,033,343	7,012,941

Commitments and Contingencies (Note 5)	—	—

Common stock subject to possible redemption; 258,778 and 1,143,123 shares outstanding at redemption values of $12.53 and $10.89 per share as of December 31, 2024 and December 31, 2023, respectively	3,242,141	12,453,412

Stockholders’ deficit:
Preferred stock, par value $0.0001, 1,000,000 shares authorized, 0 issued and outstanding	—	—
Common stock, par value $0.0001, 100,000,000 shares authorized; 2,875,000 issued and outstanding (excluding 258,778 and 1,143,123 shares subject to possible redemption as of December 31, 2024 and 2023, respectively)	288	288
Additional paid-in capital	—	—
Accumulated deficit	(9,935,987)	(6,742,352)
Total stockholders’ deficit	(9,935,699)	(6,742,064)
Total liabilities and stockholders’ deficit	$3,339,785	$12,724,289

The accompanying notes are an integral part of these financial statements.

WINVEST ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Operating expenses:	$2,572,890	$1,764,719
Loss from operations	(2,572,890)	(1,764,719)

Other income:
Interest income	420,940	756,539
Interest expense	—	(7,428)
Total other income	420,940	749,111

Loss before income taxes	(2,151,950)	(1,015,608)
Provision for income taxes	(80,000)	(132,000)

Net loss	$(2,231,950)	$(1,147,608)

Weighted-average common shares outstanding, basic and diluted, redeemable shares subject to redemption	753,475	1,535,014
Basic and diluted net loss per share, redeemable shares subject to redemption	$—	$—

Weighted-average common shares outstanding, basic and diluted, non-redeemable shares	2,875,000	2,875,000
Basic and diluted net loss per share, non-redeemable shares	$(0.78)	$(0.40)

The accompanying notes are an integral part of these financial statements.

WINVEST ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance, January 1, 2023	2,875,000	$288	$—	$(4,588,137)	$(4,587,849)
Remeasurement of common stock to redemption value	—	—	—	(926,164)	(926,164)
Excise tax payable	—	—	—	(80,443)	(80,443)
Net loss	—	—	—	(1,147,608)	(1,147,608)
Balance, December 31, 2023	2,875,000	288	—	(6,742,352)	(6,742,064)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance, January 1, 2024	2,875,000	$288	$—	$(6,742,352)	$(6,742,064)
Remeasurement of common stock to redemption value	—	—	—	(859,998)	(859,998)
Net loss	—	—	—	(2,231,950)	(2,231,950)
Excise tax payable	—	—	—	(101,687)	(101,687)
Balance, December 31, 2024	2,875,000	288	—	(9,935,987)	(9,935,699)

The accompanying notes are an integral part of these financial statements.

WINVEST ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,231,950)	$(1,147,608)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and money market funds held in Trust Account	(415,046)	(755,104)
Changes in operating assets and liabilities:
Changes in taxes receivable	99,814	(99,814)
Changes in prepaid expenses	36,039	144,659
Changes in accounts payable and accrued expenses	1,476,713	609,126
Changes in taxes payable	(61,000)	(125,000)
Changes in related party payables	120,000	118,000
Net cash used in operating activities	(975,430)	(1,255,741)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Trust Account	(485,000)	(1,070,000)
Withdrawal of interest from Trust Account to pay taxes	40,050	898,940
Cash withdrawn from Trust Account in connection with redemption	10,168,702	8,044,313
Net cash provided by investing activities	9,723,752	7,873,253

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from promissory note – related party	898,000	306,500
Proceeds from extension note – related party	485,000	1,070,000
Redemption of common stock	(10,168,702)	(8,044,313)
Net cash used in financing activities	(8,785,702)	(6,667,813)

NET CHANGE IN CASH	(37,380)	(50,301)
Cash – Beginning of period	37,946	88,247
Cash – End of period	$566	$37,946

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$141,000	$257,000

Non-cash investing and financing activities:
Accretion of common stock to redemption value	$859,998	$926,164
Excise tax payable	$101,687	$80,443

The accompanying notes are an integral part of these financial statements.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE BUSINESS

WinVest Acquisition Corp. (“WinVest,” or the “Company”) was incorporated in the State of Delaware on March 1, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination (the “Initial Business Combination”) with one or more businesses or entities. On August 30, 2024, WinVest (BVI) LTD was incorporated in the British Virgin Islands (“BVI”) as a wholly owned subsidiary of WinVest. The Company has selected December 31 as its fiscal year end.

Throughout this report, the terms “our,” “we,” “us,” and the “Company” refer to WinVest Acquisition Corp.

As of December 31, 2024, the Company had not commenced core operations. All activity for the period from March 1, 2021 (inception) through December 31, 2024 relates to the Company’s formation, raising funds through the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for an Initial Business Combination and working to consummate an Initial Business Combination with Xtribe (as defined below). The Company will not generate any operating revenues until after the completion of an Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest on cash and cash equivalents held in the Trust Account, and prior to the liquidation of the money market funds held in the Trust Account in January 2025, the Company generated dividend income on such money market funds.

The registration statement pursuant to which the Company registered its securities offered in the Initial Public Offering was declared effective on September 14, 2021. On September 17, 2021, the Company consummated its Initial Public Offering of 10,000,000 units (the “Units”). Each Unit consists of one share of common stock of the Company, $0.0001 par value per share (the “Common Stock”), one redeemable warrant (the “Public Warrants”), with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one Right (the “Rights”), with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by the Company of an Initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of the Initial Public Offering and the issuance and sale of the Units, the Company completed the private sale of 10,000,000 warrants (the “Private Placement Warrants”) at a price of $0.50 per Private Placement Warrant to our sponsor, WinVest SPAC LLC (the “Sponsor”), generating gross proceeds of $5,000,000 (such sale, the “Private Placement”).

Each Private Placement Warrant entitles the holder thereof to purchase one-half of one share of Common Stock at a price of $11.50 per whole share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants.

On September 23, 2021, the underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021. Accordingly, no Founder Shares (as defined below) were subject to forfeiture upon exercise of the full over-allotment. Simultaneously with the sale of Over-Allotment Units, the Company consummated a private sale of an additional 900,000 Private Placement Warrants (the “Additional Private Placement Warrants”, and together with the Public Warrants and the Private Placement Warrants, the “Warrants”) to the Sponsor at a purchase price of $0.50 per Private Placement Warrant, generating gross proceeds of $450,000. As of September 27, 2021, a total of $116,150,000 of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants and the Additional Private Placement Warrants were deposited in a Trust Account (as defined below) established for the benefit of the Company’s public stockholders.

Following the closing of the Initial Public Offering on September 17, 2021, and the underwriters’ exercise of their over-allotment option in full on September 23, 2021, an aggregate amount of $116,150,000 from the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account in the United States maintained by Continental Stock Transfer & Trust Company (“Continental”), as trustee (the “Trust Account”). The funds held in the Trust Account have, since the Initial Public Offering, been held only in United States

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE BUSINESS (cont.)

“government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less, in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act and that invest solely in U.S. treasuries, so that the Company is not deemed to be an investment company under the Investment Company Act, or in cash. To mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), in January 2025, the Company instructed Continental to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to maintain all funds in the Trust Account in cash in an interest-bearing bank account until the earlier of the consummation of the Company’s Initial Business Combination or its liquidation. Except with respect to interest earned on the funds held in the Trust Account that may be released to pay for the Company’s income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of the Initial Business Combination or the redemption of 100% of the outstanding shares of Common Stock issued as part of the Units sold in the Initial Public Offering (the “Public Shares”) if an Initial Business Combination has not been completed in the required time period. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

The Company initially had 15 months from the closing of the Initial Public Offering on September 17, 2021 to consummate the Initial Business Combination. On November 30, 2022, the Company held a special meeting of stockholders, at which the stockholders approved an amendment (the “November 2022 Extension Amendment”) to the Company’s amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) to extend the date (the “Termination Date”) by which the Company must consummate an Initial Business Combination from December 17, 2022 (the “Original Termination Date”) to January 17, 2023, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of the Company’s board of directors, if requested by its Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2023, or a total of up to six months after the Original Termination Date, unless the closing of the Initial Business Combination shall have occurred prior thereto, subject to the deposit by the Sponsor or its affiliates or designees, upon five days’ advance notice prior to the applicable deadline, of $125,000, on or prior to the date of the applicable deadline, for each one-month extension. Any such payments would be made in the form of a non-interest-bearing loan and would be repaid, if at all, from funds released to us upon completion of our Initial Business Combination.

In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million. Following such redemptions, approximately $19.6 million was left in the Trust Account and 1,893,113 shares remained outstanding.

Following the approval of the November 2022 Extension Amendment, on December 5, 2022, the Company issued an unsecured promissory note in the principal amount of $750,000 (the “First Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $750,000 in connection with the extension of the Termination Date. Per the terms of the First Extension Note, funds available under such note are not restricted for use for extension payments. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE BUSINESS (cont.)

On June 12, 2023, the Company held a second special meeting of stockholders (the “June 2023 Extension Meeting”), at which the stockholders approved, among other things, (i) an amendment (the “June 2023 Extension Amendment”) to the Company’s Certificate of Incorporation to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month (or such shorter period as may be requested by the Sponsor) after July 17, 2023, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2023, or a total of up to six months after June 17, 2023, unless the closing of the Company’s Initial Business Combination shall have occurred prior thereto, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that the Company may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination. Following stockholder approval of the June 2023 Extension Amendment and the Redemption Limitation Amendment at the June 2023 Extension Meeting, on June 16, 2023, the Company filed the June 2023 Extension Amendment and the Redemption Limitation Amendment with the Delaware Secretary of State.

In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $6,721,795. Following such redemptions, $13,551,331 was left in Trust Account and 1,265,429 Public Shares remained outstanding.

Following the approval of the June 2023 Extension Amendment on June 12, 2023, on June 13, 2023, the Company issued an unsecured promissory note in the principal amount of $390,000 (the “Second Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering.

On November 30, 2023, the Company held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to the Company’s Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after December 17, 2023, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2024, or a total of up to six months after December 17, 2023, unless the closing of the Company’s Business Combination shall have occurred prior thereto, by causing $55,000 to be deposited into the Trust Account for each such extension.

In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $1,322,518. Following such redemptions, 1,143,123 Public Shares remained outstanding.

Following the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, the Company issued an unsecured promissory note in the principal amount of $330,000 (the “Third Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE BUSINESS (cont.)

and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any.

On June 3, 2024, the Company held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to the Company’s Certificate of Incorporation (the “June 2024 Extension Amendment”) to extend the Termination Date from June 17, 2024 to July 17, 2024, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after July 17, 2024, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2024, or a total of up to six months after June 17, 2024, unless the closing of the Company’s Initial Business Combination shall have occurred prior thereto, by causing $30,000 to be deposited into the Trust Account for each such extension.

In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of approximately $7,367,204. Following such redemptions, 492,333 Public Shares remained outstanding.

Following the approval of the June 2024 Extension Amendment on June 3, 2024, on June 12, 2024, the Company issued an unsecured promissory note in the principal amount of $180,000 (the “Fourth Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000 in connection with the extension of the Termination Date. The Fourth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Fourth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any.

On December 10, 2024, the Company held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to the Company’s Certificate of Incorporation (the “December 2024 Extension Amendment”) to extend the Termination Date from December 17, 2024 to January 17, 2025, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2025, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2025, or a total of up to six months after December 17, 2024, unless the closing of the Company’s Initial Business Combination shall have occurred prior thereto, by causing $30,000 to be deposited into the Trust Account for each such extension.

In connection with the vote to approve the December 2024 Extension Amendment, the holders of 233,555 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $12.00 per share, for an aggregate redemption amount of approximately $2,801,498. Following such redemptions, 258,778 Public Shares remained outstanding.

Following the approval of the December 2024 Extension Amendment on December 10, 2024, on December 16, 2024, the Company issued an unsecured promissory note in the principal amount of $180,000 (the “Fifth Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000 in connection with the extension of the Termination Date. The Fifth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Fifth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any.

Through the date of this report, the Company has deposited $1,740,000 into the Trust Account in connection with six drawdowns under the First Extension Note, six drawdowns under Second Extension Note, six drawdowns under the Third Extension Note, six drawdowns under the Forth Extension Note, and three drawdowns under the Fifth Extension Note (collectively the “Extension Notes”) pursuant to the extension of the Termination Date to

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE BUSINESS (cont.)

March 17, 2025. Such amounts will be distributed either to: (i) all the holders of Public Shares upon the Company’s liquidation or (ii) holders of such shares who elect to have their shares redeemed in connection with (a) the vote to approve an extension amendment or (b) the consummation of an Initial Business Combination. As of December 31, 2024 and 2023, $1,680,000 and $1,195,000, respectively, was outstanding under the Extension Notes.

If the Company is unable to consummate an Initial Business Combination by the Termination Date, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay for dissolution expenses), and then seek to dissolve and liquidate. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the public stockholders. In the event of our dissolution and liquidation, the Rights, Public Warrants and Private Placement Warrants will expire and will be worthless.

No compensation of any kind (including finders’, consulting or other similar fees) will be paid to any of the existing officers, directors, stockholders, or any of their affiliates, prior to, or for any services they render in order to effectuate, the consummation of the Initial Business Combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on the Company’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. Since the role of present management after the Initial Business Combination is uncertain, the Company has no ability to determine what remuneration, if any, will be paid to those persons after the Initial Business Combination.

Management intends to use any funds available outside of the Trust Account for miscellaneous expenses such as paying fees to consultants to assist the Company with its search for a target business and for director and officer liability insurance premiums, with the balance being held in reserve in the event due diligence, legal, accounting and other expenses of structuring and negotiating business combinations exceed our estimates, as well as for reimbursement of any out-of-pocket expenses incurred by the Company’s insiders, officers and directors in connection with activities as described below.

The allocation of the net proceeds available to the Company outside of the Trust Account, along with the interest earned on the funds held in the Trust Account available to pay for the Company’s income and other tax liabilities, represents the best estimate of the intended uses of these funds. In the event that the Company’s assumptions prove to be inaccurate, the Company may reallocate some of such proceeds within the above-described categories. If the estimate of the costs of undertaking due diligence and negotiating the Initial Business Combination is less than the actual amount necessary to do so, or the amount of interest available to the Company from the Trust Account is insufficient, the Company may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, the Company could seek such additional capital through loans or additional investments from the Sponsor or third parties. The Sponsor and/or founding stockholders may, but are not obligated to, loan funds as may be required. Such loans would be evidenced by promissory notes that would either be paid upon consummation of the Initial Business Combination, or, with respect to certain of such notes, at such lender’s discretion, converted upon consummation of the Initial Business Combination into Private Placement Warrants at a price of $0.50 per Private Placement Warrant. However, the Sponsor and/or founding stockholders are under no obligation to loan the Company any funds or invest in the Company. If the Company is unable to obtain the necessary funds, the Company may be forced to cease searching for a target business and liquidate without completing our Initial Business Combination.

The Company will likely use substantially all of the net proceeds of the Initial Public Offering, the Private Placement and the sale of the Additional Private Placement Warrants, including the funds held in the Trust Account, in connection with the Initial Business Combination and to pay for expenses relating thereto, including the deferred underwriting discounts and commissions payable to the underwriters in an amount equal to 3.5% of the total gross proceeds raised in the offering upon consummation of the Initial Business Combination. To the extent that the

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE BUSINESS (cont.)

Company’s capital stock is used in whole or in part as consideration to effect the Initial Business Combination, the proceeds held in the Trust Account which are not used to consummate an Initial Business Combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations or for strategic acquisitions.

To the extent the Company is unable to consummate an Initial Business Combination, the Company will pay the costs of liquidation from the remaining assets outside of the Trust Account. If such funds are insufficient, the Sponsor has agreed to pay the funds necessary to complete such liquidation and has agreed not to seek repayment of such expenses.

On May 9, 2024, the Company entered into a Business Combination Agreement (the “Original Business Combination Agreement”), by and among WinVest, WinVest Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest, WinVest Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest, Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”), and Xtribe Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of Xtribe PLC. On September 16, 2024, the Company entered into an Amended and Restated Business Combination Agreement (the “A&R Business Combination Agreement”), by and among WinVest, WinVest (BVI) Ltd., a British Virgin Islands business company registered with company number 2157117 and a wholly owned subsidiary of WinVest, Xtribe PLC and Xtribe (BVI) Ltd., a British Virgin Islands business company registered with company number 2157137 and a wholly-owned subsidiary of Xtribe PLC (together with Xtribe PLC, “Xtribe”), which amends and restates the Original Business Combination Agreement in its entirety.

Risks and Uncertainties

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury Department”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” (Private Investment in Public Entity) or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury Department. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination. The Company will not use the proceeds placed in the Trust Account and the interest earned thereon to pay any excise taxes that may be imposed on it pursuant to any current, pending or future rules or laws, including without limitation any excise tax imposed under the IR Act, on any redemptions or stock buybacks by the Company.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE BUSINESS (cont.)

In June 2023, the Company’s stockholders redeemed 627,684 Public Shares for a total of $6,721,795. In November 2023, the Company’s stockholders redeemed 122,306 Public Shares for a total of $1,322,518. In June 2024, the Company’s stockholders redeemed 650,790 Public Shares for a total of $7,367,204. In December 2024, the Company’s stockholders redeemed 233,555 Public Shares for a total of $2,801,498. The Company evaluated the classification and accounting of the stock redemption under Accounting Standards Codification (“ASC”) Topic 450, Contingencies (“ASC 450”). ASC 450 states that when a loss contingency exists the likelihood that the future event will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing a business combination as of December 31, 2024 and 2023 and determined that a contingent liability should be calculated and recorded. As of December 31, 2024 and 2023, the Company recorded $182,130 and $80,443, respectively, of excise tax liability calculated as 1% of total shares redeemed.

During the second quarter of 2024, the IRS issued final regulations with respect to the timing and payment of the excise tax.

Use of Funds Restricted for Payment of Taxes

In February 2024, the Company withdrew $40,050 of interest and dividend income earned on the Trust Account and received a tax refund of $104,305 that was previously paid with the interest and dividend income earned on the Trust Account. Such amounts were restricted for payment of the Company’s tax liabilities as provided in the Company’s charter. During the first quarter of 2024, approximately $90,000 of these funds were inadvertently used for the payments of general operating expenses. The Sponsor replenished $90,000 to the Company’s operating account in the form of a working capital loan.

During the second quarter of 2024, approximately $174,000 of interest and dividend income earned on the Trust Account was withdrawn and inadvertently used for the payments of general operating expenses. The Company’s initial business combination target, Xtribe, has agreed to replenish the Company’s operating account for approximately $174,000.

Going Concern

As of December 31, 2024, the Company had $566 in its operating bank account and a working capital deficit of $5,813,265. The Company’s liquidity needs prior to the consummation of the Initial Public Offering have been satisfied through proceeds from advances from a related party, the Sponsor, and from the issuance of Common Stock. Subsequent to the consummation of the Initial Public Offering, liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering, the proceeds from the Sponsor’s purchase of Private Placement Warrants held outside of our Trust Account and loans from the Sponsor. For the year ended December 31, 2024, the Company had a net loss of $2,231,950 and expenses from operating activities were $2,572,890, mainly due to costs associated with professional services, including legal, financial reporting, accounting and auditing compliance expenses. The Company intends to use the funds held outside the Trust Account, in addition to additional funds that the Company may borrow under the March 2021 Promissory Note (as defined below), the October 2023 Promissory Note (as defined below) and the January 2025 Promissory Note (as defined below), primarily to pay corporate filing and compliance expenses, identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses and structure, negotiate and complete an Initial Business Combination. Per the terms of the Extension Notes, funds available under such notes are not restricted for use for extension payments. The Company believes it will need to access additional liquidity in order to consummate an Initial Business Combination.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2024, the Company had not commenced any operations. All activity for the period

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF THE BUSINESS (cont.)

from March 1, 2021 (inception) through December 31, 2024 relates to the Company’s formation and the Initial Public Offering. All activity for the year ended December 31, 2024 relates to identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of the Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company’s ability to commence operations is contingent upon consummating a business combination. Management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. Although management has been successful to date in raising necessary funding, there can be no assurance that any required future financing can be successfully completed. Additionally, the Company does not currently have sufficient working capital. Furthermore, the Company’s ability to consummate an Initial Business Combination within the contractual time period is uncertain. The Company currently has until March 17, 2025, which can be extended to June 17, 2025, assuming the extension requirements are met, to consummate the Initial Business Combination. The Company will not be able to consummate an Initial Business Combination by March 17, 2025. Based on these circumstances, management has determined that there is substantial doubt about the Company’s ability to continue as a going concern due to the uncertainty of liquidity requirements and the mandatory liquidation date within one year.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

Basis of Presentation

The accompanying audited condensed financial statements have been prepared and presented in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC. In the opinion of management, these audited condensed financial statements include all adjustments necessary for a fair statement of the financial position, results of operations and cash flows of the Company, and the adjustments are of a normal and recurring nature.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS (cont.)

Use of Estimates

The preparation of audited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2024 and 2023.

Cash and Money Market Funds Held in Trust Account

Following the closing of the Initial Public Offering on September 17, 2021, and the underwriters’ exercise of their over-allotment option in full on September 23, 2021, an aggregate amount of $116,150,000 from the Initial Public Offering and the sale of the Private Placement Warrants was placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less, in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash. To mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), prior to the 24-month anniversary of the effective date of the Company’s IPO Registration Statement, the Company instructed Continental to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to maintain all funds in the Trust Account in cash in an interest-bearing bank account. In May 2024, the funds were reinvested into money market funds and subsequently liquidated back to cash in January 2025. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Initial Business Combination by the Termination Date or (B) with respect to any other provision relating to stockholders’ rights or pre-Initial Business Combination activity; or (iii) absent the consummation of an Initial Business Combination by the Termination Date, the return of the funds held in the Trust Account to the public stockholders as part of redemption of the Public Shares.

Common Stock Subject to Possible Redemption

The Company accounts for its Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Common Stock is classified as stockholders’

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS (cont.)

deficit. The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares are effected by charges against additional paid-in capital and accumulated deficit.

Public and Private Placement Warrants

We account for our Public Warrants and Private Placement Warrants as equity-classified instruments, based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Common Stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. In that respect, the Private Placement Warrants, as well as any warrants the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of working capital loans made to the Company, were identical to the warrants underlying the Units offered in the Initial Public Offering.

Rights

The Company accounts for its Rights as equity-classified instruments based on an assessment of the Rights’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the Rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the Rights meet all the requirements for equity classification under ASC 815, including whether the Rights are indexed to the Company’s own Common Stock, among other conditions for the equity classification. This assessment, which requires the use of professional judgement, is conducted at the time of Rights issuance.

Each Right may be traded separately. If the Company is unable to complete an Initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds for their Rights, and the Rights will expire worthless. The Company has not considered the effect of Rights sold in the Initial Public Offering and the Private Placement to purchase shares of Common Stock, since the exercise of the Rights are contingent upon the occurrence of future events.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS (cont.)

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities.

Franchise Taxes

The Company is subject to franchise tax filing requirements in the State of Delaware.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2024, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS (cont.)

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2024 and 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		Fair value measurements at reporting date using:
Description	Fair Value	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash and money market funds held in Trust Account at December 31, 2024	$3,144,707	$3,144,707	$—	$—

Cash and money market funds held in Trust Account at December 31, 2023	$12,453,412	$12,453,412	$—	$—

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Net Loss Per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed like basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, if dilutive.

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. The Statements of Operations include a presentation of loss per redeemable share and loss per non-redeemable share following the two-class method of income per share. In order to determine the net loss attributable to both the redeemable shares and non-redeemable shares, the Company first considered the total loss allocable to both sets of shares. This is calculated using the total net loss less any dividends paid. For purposes of calculating net loss per share, any remeasurement of the Common Stock subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total loss allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 0% for the redeemable Public Shares and 100% for the non-redeemable shares, reflective of the respective participation rights, for the years ended December 31, 2024 and 2023.

The loss per share presented in the statement of operations is based on the following:

For the Year Ended December 31, 2024

	Common shares subject to redemption	Non-redeemable Common Shares
Basic and diluted net loss per share
Numerator:
Allocation of net loss	—	(2,231,950)
Denominator:
Weighted-average shares outstanding	753,475	2,875,000
Basic and diluted net loss per share	$—	$(0.78)

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS (cont.)

For the Year Ended December 31, 2023

	Common shares subject to redemption	Non-redeemable Common Shares
Basic and diluted net loss per share
Numerator:
Allocation of net loss	—	(1,147,608)
Denominator:
Weighted-average shares outstanding	1,535,014	2,875,000
Basic and diluted net loss per share	$—	$(0.40)

The Company has not considered the effect of Warrants and Rights sold in the Initial Public Offering and the Private Placement to purchase 11,966,667 shares of Common Stock in the calculation of diluted loss per share, since the exercise of the Warrants and Rights are contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the period presented.

Recent Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2022-03, Fair Value Measurement (Topic 820) (“ASU 2022-03”). The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require additional disclosures for equity securities subject to contractual sale restrictions. The provisions in this Update are effective for fiscal years beginning after December 15, 2023 for public business entities. Early adoption is permitted. The Company does not expect to early adopt this ASU. The Company is currently evaluating the impact of adopting this guidance on the balance sheets, results of operations and cash flows.

ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted and should be applied prospectively with the option of retrospective application. The Company does not expect to early adopt this ASU. The Company is currently evaluating the impact of adopting this guidance on the balance sheets, results of operations and cash flows.

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, on September 17, 2021, the Company sold 10,000,000 Units at a price of $10.00 per Unit for a total of $100,000,000, which increased to 11,500,000 Units for a total of $115,000,000 when the over-allotment option was exercised in full on September 23, 2021. Each Unit consists of one share of Common Stock, one Right and one Public Warrant. Each Right entitles the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation of an Initial Business Combination. Each redeemable Public Warrant entitles the holder to purchase one half (1/2) of one share of Common Stock at a price of $11.50 per full share, subject to adjustment (see Note 7).

In connection with its Initial Public Offering, the Company incurred offering costs of $2,923,969, consisting of $2,400,000 of underwriting commissions and expenses and $523,969 of costs related to the Initial Public Offering. Additionally, the Company recorded deferred underwriting commissions of $4,025,000 payable only upon completion of our Initial Business Combination.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS

Sponsor Shares

On March 16, 2021, our Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s Common Stock for an aggregate price of $25,000.

Prior to the effective date of the registration statement filed in connection with the Initial Public Offering, the Company entered into agreements with its directors in connection with their board service and certain members of its advisory board in connection with their advisory board service for its Sponsor to transfer an aggregate of 277,576 of its Founder Shares to the Company’s directors for no cash consideration and an aggregate of 60,000 of its Founder Shares to certain members of the Company’s advisory board for no cash consideration, for a total of 337,576 shares, approximating the fair value of the shares on such date, or $34. The shares were subsequently transferred prior to the effectiveness of the Company’s registration statement. The Founder Shares do not have redemption rights and will be worthless unless the Company consummates its Initial Business Combination. During the year ended December 31, 2024, a director resigned resulting in the transfer of 28,000 Founder Shares back to the Sponsor.

Private Placement Warrants

Our Sponsor purchased from us an aggregate of 10,900,000 Private Placement Warrants at a purchase price of $0.50 per warrant, or $5,450,000 in the aggregate, in a private placement that closed simultaneously with the closing of the Initial Public Offering. A portion of the proceeds received from the purchase equal to $3,450,000 was placed in the Trust Account so that at least $10.10 per share sold to the public in the Initial Public Offering is held in the Trust Account.

Related Party Receivable

As of December 31, 2024 and 2023, the Company had a related party receivable for $97,434 and $0, respectively, related to amounts owed from Sponsor in connection with over withdrawal of funds from Trust Account.

March 2021 Promissory Note — Related Party

On March 16, 2021, the Company issued an unsecured promissory note to the Sponsor (extended by amendment in March 2022 to the consummation of an Initial Business Combination) (the “March 2021 Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000, of which $0 was outstanding under the March 2021 Promissory Note as of December 31, 2022. Through December 31, 2023, the Company effected drawdowns of $300,000 under the March 2021 Promissory Note. The March 2021 Promissory Note is non-interest bearing and payable on the date on which the Company consummates its Initial Business Combination. The Sponsor may elect to convert any portion or all of the amount outstanding under the March 2021 Promissory Note into Private Placement Warrants to purchase shares of Common Stock of the Company at a conversion price of $0.50 per warrant, and each warrant will entitle the holder to acquire one-half share of the Company’s Common Stock at an exercise price of $11.50 per share, commencing on the date of the Initial Business Combination of the Company, and otherwise on the terms of the Private Placement Warrants.

The Company analyzed the conversion feature of the March 2021 Promissory Note into private warrants under ASC 815, Derivatives and Hedging, ASC 450, Contingencies, ASC 480, Distinguishing Liabilities from Equity and ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). Prior to any Initial Business Combination, the outstanding amounts under the March 2021 Promissory Note are recorded as a liability on the balance sheet. The conversion feature for any such outstanding amounts requires liability treatment on the balance sheet and should be recorded at fair value with changes to the fair value being recorded through the income statement. Once converted, the private warrants, being identical to the Public Warrants, will be classified under equity treatment. However, given that the fair value of such conversion feature is not material as of the latest drawdown date, and the reporting date, or December 31, 2023, management has not recorded any such adjustment to the Company’s financial statements.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

October 2023 Promissory Note — Related Party

On October 31, 2023, the Company issued an unsecured promissory note to the Sponsor (the “October 2023 Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000. Through December 31, 2024, the Company effected drawdowns of $904,500 under the October 2023 Promissory Note. The October 2023 Promissory Note does not bear interest and matures upon the closing of the Initial Business Combination. In the event that the Company does not consummate an Initial Business Combination, the October 2023 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any.

Extension Notes — Related Party

As previously disclosed, on December 5, 2022, the Company issued the First Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $750,000 in connection with the extension of the Termination Date. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering. The balance on the First Extension Note as of December 31, 2024 and 2023 was $750,000.

As previously disclosed, in connection with the approval of the June 2023 Extension Amendment on June 12, 2023, on June 13, 2023, the Company issued the Second Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private placement warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private placement warrant. Such private placement warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering. The balance on the Second Extension Note as of December 31, 2024 and 2023 was $390,000.

As previously disclosed, in connection with the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, the Company issued the Third Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Third Extension Note as of December 31, 2024 and 2023 was $330,000 and $55,000, respectively.

As previously disclosed, in connection with the approval of the June 2024 Extension Amendment on June 3, 2024, on June 12, 2024, the Company issued the Fourth Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000 in connection with the extension of the Termination Date. The Fourth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Fourth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fourth Extension Note as of December 31, 2024 and 2023 was $180,000 and $0, respectively.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

As previously disclosed, in connection with the approval of the December 2024 Extension Amendment on December 10, 2024, on December 16, 2024, the Company issued the Fifth Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000 in connection with the extension of the Termination Date. The Fifth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Fifth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fifth Extension Note as of December 31, 2024 and 2023 was $30,000 and $0, respectively.

Through the date of this report, the Company has effected drawdowns of an aggregate of $1,740,000 under the Extension Notes and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to March 17, 2025. Such amounts will be distributed either to: (i) all of the holders of Public Shares upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with (a) the vote to approve the Charter Extension Amendment or (b) the consummation of an Initial Business Combination.

The Company analyzed the conversion feature of the First and Second Extension Notes into private warrants under ASC 815, Derivatives and Hedging, ASC 450, Contingencies, ASC 480, Distinguishing Liabilities from Equity and ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40).” Prior to an Initial Business Combination, the outstanding amounts under the Extension Notes are recorded as a liability on the balance sheet. The conversion feature for any such outstanding amounts requires liability treatment on the balance sheet and should be recorded at fair value with changes to the fair value being recorded through the income statement. Once converted, the private warrants, being identical to the Public Warrants, will be classified under equity treatment. However, given that the fair value of such conversion feature is not material as of the latest drawdown date of each of the Extension Notes, the reporting date, or December 31, 2024, management has not recorded any such adjustment to the Company’s financial statements.

Administrative Support Agreement

The Company entered into an agreement to pay our Sponsor a monthly fee of $10,000 for office space, secretarial, and administrative support services provided to the Company beginning in September 2021 and continuing monthly until the earlier of the completion of an Initial Business Combination or the Company’s liquidation. As of December 31, 2024, $345,000 is owed to the Sponsor under this agreement.

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Initial Public Offering. The holders of the majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our Initial Business Combination.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of its prospectus to purchase up to 1,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On September 23, 2021, the underwriters exercised the over-allotment option in full and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — COMMITMENTS AND CONTINGENCIES (cont.)

The underwriters received a cash underwriting discount of $0.20 per Unit, or $2,300,000 in the aggregate, and were paid offering expenses of $100,000 upon the closing of the Initial Public Offering including the overallotment.

Finder’s Fee Agreement

On July 12, 2022, the Company entered into a finder’s fee agreement with a third-party finder (“Finder”), payable only upon the successful consummation of an Initial Business Combination with a merger target company identified and introduced by the Finder and acknowledged by the Company in writing during the retention period, which shall be one year after origination and will continue for one year after such period, unless terminated earlier. For purposes of the agreement, the finder’s fee shall be calculated as 1% of the sum of any cash and noncash consideration actually delivered and paid in connection with an Initial Business Combination.

Agent Agreement

On July 19, 2022, the Company entered an agent agreement with a FINRA registered broker-dealer (“Agent”), by which the Company engaged the Agent as its non-exclusive agent to use commercially reasonable efforts to refer the Company to potential target companies for an Initial Business Combination. If the Company completes a transaction with any such target company referred to by the Agent within 18 months after such referral, the Agent shall be paid a success fee based upon the transaction value, which shall become due and payable concurrently with the Initial Business Combination.

Chardan Capital Markets, LLC M&A / Capital Markets Advisory Agreement

On July 23, 2022, the Company entered a M&A/Capital Markets Advisory Agreement (“M&A Agreement”) with Chardan Capital Markets, LLC (“Chardan”), by which Chardan shall assist and advise the Company in completing an Initial Business Combination. In the event an Initial Business Combination is consummated during the term of the M&A Agreement, the Company shall pay to Chardan at the closing of the Initial Business Combination a fee (the “M&A Fee”) as described below. If the M&A Fee is to be based on the “Aggregate Value” of an Initial Business Combination, such term means, without duplication, an amount equal to the sum of the aggregate value of any securities issued, promissory notes delivered by the Company to a target company in connection with an Initial Business Combination, and any other cash and non-cash consideration (using such values as set forth in such Initial Business Combination’s definitive agreement) delivered and paid in connection with an Initial Business Combination, and the amount of all debt and debt-like instruments of the target company immediately prior to closing that (a) are assumed or acquired by the Company or (b) retired or defeased in connection with such Business Combination less any amounts of a financing relating to such Initial Business Combination (a “Financing”) that are the basis of a Financing Fee (as defined below). Even if an Initial Business Combination is not consummated prior to the expiration or termination of the M&A Agreement, Chardan shall be entitled to the full M&A Fee with respect to any transaction consummated involving a party introduced to the Company by Chardan (an “Introduced Party”) that occurs within 18 months of the expiration or termination of the M&A Agreement or within 12 months of the expiration or termination of the M&A Agreement for any party not deemed an Introduced Party.

In the event an Initial Business Combination is consummated involving a party other than an Introduced Party, the Company will pay to Chardan an M&A Fee equal to the greater of $800,000 or 1% of the Aggregate Value of the Initial Business Combination, paid at the close of the Initial Business Combination. In the event an Initial Business Combination is consummated with an Introduced Party as business combination target, the Company shall pay to Chardan an aggregate M&A Fee based on the Aggregate Value of the Initial Business Combination according to the following schedule:

•        3% of the first $100 million Aggregate Value;

•        2% of the Aggregate Value greater than $100 million but less than $200 million;

•        1% of the Aggregate Value greater than $200 million.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — COMMITMENTS AND CONTINGENCIES (cont.)

The M&A Fee will be paid either in cash out of the flow of funds from the Trust Account or in registered and free trading securities of the Company, as the parties may agree.

The Company will pay a cash fee equal to 5% of the aggregate sales price of securities sold in the financing to introduced parties and a cash fee equal to 1% of the aggregate sales price of public or private securities sold in a financing transaction to investors other than introduced parties (collectively, the “Financing Fee”). If such sale of securities occurs through multiple closings, then a pro rata portion of such fee shall be paid upon each closing. The Financing Fee will be paid in cash from the flow of funds from the Financing.

The Company will pay Chardan up to $150,000 in aggregate for reimbursable out of pocket expenses.

As of December 31, 2024 and 2023, the Company recorded deferred underwriting commissions of $4,025,000 payable to Chardan only upon completion of its Initial Business Combination.

NOTE 6 — COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The following is a reconciliation of the Company’s Common Stock subject to possible redemption as of December 31, 2024 and 2023.

Common Shares Subject to Possible Redemption
Balance, December 31, 2022	$19,571,562
Deposits to Trust Account	1,070,000
Remeasurement of common stock subject to possible redemption	755,103
Taxes withdrawn from Trust Account	(898,940)
Redemption of common stock	(8,044,313)
Balance, December 31, 2023	12,453,412
Deposits to Trust Account	485,000
Redemption of common stock	(10,168,702)
Taxes withdrawn from Trust Account	(40,050)
Remeasurement of common stock subject to possible redemption	415,047
Amount owed to Trust Account in connection with over withdrawal	97,434
Balance, December 31, 2024	$3,242,141

NOTE 7 — STOCKHOLDERS’ DEFICIT

Common Stock

The Company’s Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, par value $0.0001, and 1,000,000 shares of undesignated preferred stock, par value $0.0001.

In March 2021, the Company issued 2,875,000 Founder Shares at a price of approximately $0.01 per share for total cash of $25,000. There are no shares of preferred stock outstanding as of December 31, 2024 and 2023.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — STOCKHOLDERS’ DEFICIT (cont.)

Rights

The registration statement pursuant to which the Company registered its securities offered in the Initial Public Offering was declared effective on September 14, 2021. On September 17, 2021, the Company consummated its Initial Public Offering of 10,000,000 Units. Each Unit consists of one share of Common Stock of the Company, $0.0001 par value per share, one redeemable warrant, with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one Right, with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by the Company of an Initial Business Combination. Each Right may be traded separately. If the Company is unable to complete an Initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds for their Rights, and the Rights will expire worthless.

Public Warrants

Each redeemable warrant entitles the registered holder to purchase one half of one share of Common Stock at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an Initial Business Combination and 12 months from the closing of the Initial Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the warrants is not effective within 90 days from the consummation of the Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis. The warrants will expire five years from the consummation of an Initial Business Combination.

The Company may call the outstanding warrants for redemption (excluding the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and

•        if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the warrants for redemption as described above, management of the Company will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — STOCKHOLDERS’ DEFICIT (cont.)

In addition, if (x) the Company issues additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.50 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Common Stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Initial Business Combination (such price, the “Market Value”) is below $9.50 per share, the Warrant Price shall be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the last sales price of the Common Stock that triggers the Company’s right to redeem the Warrants pursuant to Section 6.1 below shall be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The Private Placement Warrants, as well as any warrants the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of working capital loans made to the Company, will be identical to the warrants underlying the Units being offered in the Initial Public Offering.

NOTE 8 — INCOME TAXES

The income tax provision for the years ended December 31, 2024 and 2023 was as follows:

	December31,
	2024	2023
Current:
U.S. federal	$79,500	$131,500
State and local	500	500
	80,000	132,000
Deferred:
U.S. federal	(209,000)	(257,000)
State and local	—	—
	(209,000)	(257,000)
Change in valuation allowance	209,000	257,000
Provision for income taxes	$80,000	$132,000

A reconciliation of the federal income tax rates to the Company’s effective tax rates for the years ended December 31, 2024 and 2023 consist of the following:

	2024	2023
U.S. federal statutory rate	21.0%	21.0%
Effects of:
State taxes, net of federal benefit	0.0%	0.0%
Change in state rate	(0.0)%	(6.3)%
Change in non-deductible merger expenses	(15.0)%	—%
Change in valuation allowance	(9.7)%	(1.7)%
Effective rate	(3.7)%	13.0%

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 — INCOME TAXES (cont.)

Significant components of the Company’s deferred tax assets as of December 31, 2024 and 2023 are summarized below.

	2024	2023
Deferred tax asset:
Net operating losses	$—	$—
Organization costs/startup costs	842,000	633,000
Total deferred tax asset	842,000	633,000
Less valuation allowance	(842,000)	(633,000)
Net deferred income tax liability	$—	$—

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance of $842,000 and $633,000 was required as of December 31, 2024 and 2023, as the Company determined it is more likely than not the deferred tax assets will not be realized. Our net deferred tax asset and valuation allowance increased by $209,000 and $257,000 for the years ended December 31, 2024 and 2023, respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files income tax returns in the U.S. and Massachusetts jurisdictions and is subject to examination by the various taxing authorities.

NOTE 9 — SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. Based upon this review, other than as set forth below, management did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Promissory Note Drawdowns

On January 15, 2025, the Company effected the second drawdown of $30,000 under the Fifth Extension Note and caused the Sponsor to deposit such sum into the Trust Account in connection with the extension of the Termination Date from January 17, 2025, to February 17, 2025. Such amounts will be distributed either to: (i) all of the holders of Public Stock upon our liquidation or (ii) holders of Public Stock who elect to have their shares redeemed in connection with (a) the vote to approve an extension amendment or (b) the consummation of an Initial Business Combination.

On February 12, 2025, the Company effected the third drawdown of $30,000 under the Fifth Extension Note and caused the Sponsor to deposit such sum into the Trust Account in connection with the extension of the Termination Date from February 17, 2025, to March 17, 2025. Such amounts will be distributed either to: (i) all of the holders of shares of the Company’s common stock, par value $0.0001 per share, issued as part of the units sold in the IPO (“Public Shares”) upon the Company’s liquidation, or (ii) holders of Public Shares who elect to have their shares redeemed in connection with the consummation of a Business Combination.

WINVEST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 — SUBSEQUENT EVENTS (cont.)

Working Capital Note

On January 31, 2025, the Company issued an unsecured promissory note to the Sponsor in the principal amount of $1,000,000 (the “January 2025 Promissory Note”) pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000. The January 2025 Promissory Note does not bear interest and matures upon the closing of the Initial Business Combination. In the event that the Company does not consummate an Initial Business Combination, the January 2025 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Embed Financial Group Holdings,

Opinion on the Financial Statements

We have audited the accompanying combined statements of financial positions of Embed Financial Group Holdings Pte Ltd, Impact Innovations Pte Ltd and Embed Global Pte Ltd (collectively, the “Combined Entities”) as of September 30, 2024 and 2025, the related profit or loss and other comprehensive loss, changes in deficit and cash flows for the year ended September 30, 2025 and for the period from September 11, 2023 to September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Combined Entities as of September 30, 2024 and 2025, and the results of its operations and its cash flows for the year ended September 30, 2025 and for the period from September 11, 2023 to September 30, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Combined Entities’ management. Our responsibility is to express an opinion on the Combined Entities ‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Combined Entities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Combined Entities is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Combined Entities’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Combined Entities’ auditor since 2025

Guangzhou, China
March 2, 2026

Embed Financial Group Holdings
Combined Statements of Financial Position

	As of September 30,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	S$ 348,891	S$ 82,358
Accounts receivable, net	103	—
Prepaid expenses	49,744	13,400
Due from related parties	275,581	—
Other current asset	13,400	643
Total current assets	687,719	96,401
Non Current Assets
Property, plant and equipment, net	14,894	—
Right of use asset	367,019	86,426
Other assets	75,000	—
Total non current assets	456,913	86,426
TOTAL ASSETS	S$ 1,144,632	S$ 182,827

LIABILITIES AND COMBINED EQUITY
Current Liabilities
Accrued expenses	S$ 67,619	S$ 59,786
Contract liabilities	10,309	—
Due to related parties	1,849,487	516,769
Lease liability, current	295,850	78,288
Total current liabilities	2,223,265	654,843
Non current liabilities
Lease liability, non-current	74,600	8,138
Due to related party, non-current	2,281,663	—
Total non-current liabilities	2,356,263	8,138
TOTAL LIABILITIES	4,579,528	662,981

Combined Deficit
Combined accumulated deficit	(3,540,896)	(580,154)
Combined capital	106,000	100,000
Total combined deficit	(3,434,896)	(480,154)
TOTAL LIABILITIES AND COMBINED DEFICIT	S$ 1,144,632	S$ 182,827

The accompanying notes are an integral part to these combined financial statements.

Embed Financial Group Holdings
Combined Statements of Profit or Loss and Other Comprehensive Loss

	For the year ended September 30, 2025	For the period September 11, 2023 to September 30, 2024

Revenue	S$ 138,389	S$ 9,087
Cost of sales	(154,071)	(12,408)
Gross Loss	(15,682)	(3,321)

Operating expenses
General and administrative	(2,761,367)	(568,345)
Sales and marketing	(30,163)	(8,488)
Total operating expenses	(2,791,530)	(576,833)

Loss from operations	(2,807,212)	(580,154)

Other Income (expense)
Other income	1,360	—
Interest expense	(154,890)	—
Total other expense	(153,530)	—

Loss before income tax	(2,960,742)	(580,154)

Income Tax expense	—	—
Net loss and comprehensive loss	S$ (2,960,742)	S$ (580,154)

No earnings per share information is presented for the purpose of this report as its inclusion is not considered meaningful having regard to the Reorganization of the Group and the result of the Group for the years ended September 30, 2024 and 2025 that is prepared on a combined basis as set out in Note 2.

The accompanying notes are an integral part to these combined financial statements.

Embed Financial Group Holdings
Combined Statements of Changes in Deficit
As of and for the year ended September 30, 2025 and for the period September 11, 2023 to September 30, 2024

	Contributed Capital	Subscription Receivable	Combined Accumulated Deficit	Combined Equity
Balance, September 11, 2023	S$ 5,001	S$ (5,001)	S$ —	S$ —
Contributed capital	94,999	5,001		100,000
Net loss	—	—	(580,154)	(580,154)
Balance, September 30, 2024	100,000	—	(580,154)	(480,154)
Contributed capital	6,000	—	—	6,000
Net loss	—	—	(2,960,742)	(2,960,742)
Balance, September 30, 2025	S$ 106,000	S$ —	S$ (3,540,896)	S$ (3,434,896)

The accompanying notes are an integral part to these combined financial statements.

Embed Financial Group Holdings
Combined Statements of Cash Flows

	For the year ended September 30, 2025	For the period September 11, 2023 to September 30, 2024
NET CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss	S$ (2,960,742)	S$ (580,154)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	2,416	4,337
Interest expense	154,890	—
Amortization of right of use assets	138,100	66,224
Changes in operating assets and liabilities:
Accounts receivable	(103)	—
Other current assets	(12,756)	(643)
Prepaid expenses	(36,344)	(13,400)
Other assets	(75,000)	—
Accrued expenses	7,831	59,786
Contract liabilities	10,309	—
CASH USED IN OPERATING ACTIVITIES	(2,771,399)	(463,850)

NET CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of fixed assets	(17,310)	(4,337)
Advances to related parties	(275,581)	—
CASH USED IN INVESTING ACTIVITIES	(292,891)	(4,337)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Cash contributed	6,000	100,000
Repayment of lease liabilities	(141,223)	(66,224)
Proceeds from related parties	3,627,281	516,769
Repayments to related parties	(161,235)	—
CASH FROM FINANCING ACTIVITIES	3,330,823	550,545

Change in cash and cash equivalents	266,533	82,358
Cash, beginning of period	82,358	—
Cash, end of period	S$ 348,891	S$ 82,358

Supplemental cash flow information:
Record right-of-use asset and lease liability per IFRS 16	418,693	152,650

The accompanying notes are an integral part to these combined financial statements.

Embed Financial Group Holdings

Notes to the Combined Financial Statements

As of September 30, 2025 and 2024 and

for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

The accompanying combined financial statements present the financial position and results of operations of the Combined Entities, which consist of:

•        Embed Financial Group Holdings PTE Ltd (incorporated April 25, 2024)

•        Impact Innovations Pte Ltd (incorporated January 10, 2025)

•        Embed Global Pte Ltd (incorporated September 11, 2023)

(collectively, the “Combined Entities”).

These combined financial statements represent the operations, assets, and liabilities of the Combined Entities on a standalone basis. The auditors’ engagement covered only the Combined Entities. The Cayman-incorporated holding company Embed Financial Group Cayman Holdings was not audited, as the corporate reorganization described below had not yet been completed as of September 30, 2025.

On November 6, 2025, Embed Financial Group Cayman Holdings (“Cayman HoldCo”) was incorporated in the Cayman Islands solely in anticipation of a future business combination and group reorganization (the “Company Reorganization”). The Company Reorganization is intended to consolidate the ownership of the Combined Entities under Cayman HoldCo.

As of September 30, 2025 and through the date the financial statements were authorized for issuance, the Company Reorganization had not been completed. The Combined Entities continued to operate under the common control, and no legal merger, transfer of equity interests, or change of control had occurred

Accordingly:

•        Cayman HoldCo is not included in these combined financial statements.

•        References to “the Company” in these financial statements refer only to the Combined Entities, not to Cayman HoldCo.

•        Cayman HoldCo is disclosed only as a subsequent-event matter related to the anticipated reorganization

These combined financial statements have been prepared to reflect the historical operating activities of the Combined Entities as if they were a single economic group, prior to any steps of the Company Reorganization. The combined presentation includes:

•        the historical financial information of each entity,

•        elimination of intercompany balances and transactions, and

•        alignment of accounting policies across the Combined Entities.

No equity interests were transferred and no new holding structure existed during the periods presented.

On December 2, 2025, WinVest Acquisition Corp. (“SPAC”) entered into a Business Combination Agreement with WinVest Holdings Corp., Pubco, and various merger subsidiaries in contemplation of a future business combination.

Because the Company Reorganization and the Business Combination Agreement were not completed as of September 30, 2025, no adjustments related to the business combination have been reflected in these combined financial statements.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

These combined financial statements are presented in Singapore Dollars (“S$”), the Combined entities’ functional currency. The figures shown in the combined financial statements are rounded to the nearest dollar.

The preparation of financial statements in compliance with adopted International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Combined entities’ accounting policies as described in Note 4.

The Combined Entities’ management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards.

NOTE 2 — BASIS OF PRESENTATION AND COMPLIANCE

The accompanying combined financial statements have been prepared on a combined basis to present the historical financial information of Embed Financial Group Holdings Pte Ltd, Embed Global Pte Ltd and Impact Innovations Pte Ltd (together, the “Combined Entities”). The Combined Entities have been under the common control throughout all periods presented. As such, the combined financial statements reflect the historical operations, assets and liabilities of the Combined Entities as if they had always been part of a single reporting group, consistent with the guidance for entities under common control. Because no business combination as defined under IFRS has occurred, the assets and liabilities of the Combined Entities have been combined at their historical carrying amounts, and all intercompany balances and transactions have been eliminated.

In accordance with IAS 1 paragraph 36(a), due to the incorporation of Embed Global Pte Ltd on September 11, 2023, and the Combined entities’ first fiscal year end being September 30, 2024, the Combined entities’ initial reporting period comprises one year and 19 days and therefore differs from a standard twelve-month reporting period. Accordingly, comparative amounts may not be directly comparable.

The combined financial statements have been prepared in accordance with IFRS and Article 11 of Regulation S-X, as applicable. The combined financial statements reflect the historical operations of the Combined Entities as if they had been combined for all periods presented.

The combined financial statements do not necessarily reflect the financial position, results of operations, or cash flows that would have occurred had the Combined Entities operated as a separate combined group during the periods presented, nor are they necessarily indicative of future results.

Principles of Combination

The combined financial statements include the assets, liabilities, revenues, and expenses of the Combined Entities. All intercompany balances and transactions between the Combined Entities have been eliminated in combination. Net assets of the Combined Entities have been combined at their historical carrying amounts, as reflected in the accounting records of the respective entities, as no business combination as defined under IFRS occurred.

Nature of Combined Equity

Because the Combined Entities do not represent a single legal entity and did not have a common parent company during the periods presented, the equity presented in the combined statement of financial position does not represent the equity of a legal registrant. Accordingly, equity is presented as “Combined equity,” which represents the net investment by the controlling shareholders in the Combined Entities.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 2 — BASIS OF PRESENTATION AND COMPLIANCE (cont.)

Combined equity is comprised of the following components:

•        Combined equity, which includes:

•        The historical equity balances of the individual entities included in the combined financial statements;

•        Capital contributions from, and distributions to, the controlling shareholder(s);

•        The effects of transactions among entities under common control; and

•        The elimination of intercompany equity balances and transactions.

•        Accumulated deficit, which represents the cumulative historical results of operations of the Combined Entities after giving effect to the elimination of intercompany revenues, expenses, and profits.

NOTE 3 — LIQUIDITIY, CAPITAL RESOURCES AND GOING CONCERN

Historically, the Combined Entities has incurred operating losses and negative operating cash flows, which were primarily attributable to strategic, non-recurring investments in the development of future growth initiatives that are expected to generate revenue in upcoming periods. These expenditures are discretionary in nature and are not indicative of the Combined Entities’ recurring operational cost structure. For the year ended September 30, 2025 and for the period from September 11, 2023 to September 30, 2024, the Combined Entities reported operating losses of approximately S$2,960,742 and S$580,154, respectively, and cash flows used in operating activities of approximately S$2,771,399 and S$463,850, respectively. As of September 30, 2025, the Combined Entities had an aggregate unrestricted cash balance of approximately S$348,891 a net working capital deficit of approximately S$1,535,547, and a combined accumulated deficit of approximately S$3,540,896.

Ordinarily, conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern relate to the entity’s ability to meet its obligations as they become due. The Combined Entities took into all available information about the future, which is at least , but not limited to twelve months from September 30, 2025, including its cashflows forecast, business plan, debt repayment schedule, support declared by its shareholder to extend debt repayment and provide additional financing according to credit facility existed as at September 30, 2025, in particular:

On May 21, 2025, the Combined Entities entered into a Loan Acquisition Agreement with EFGH Investment Pte. Ltd. (“EFGHI”), a related party shareholder. Pursuant to the agreement, EFGHI committed to provide unsecured loan financing of up to US$50.0 million, which may be drawn down in one or more tranches. Each tranche is repayable with a maturity of 24 months from its respective disbursement date, except for one tranche for which a fixed repayment date has been agreed. In February 2026, EFGHI agreed to extend the repayment date of the tranche from March 2026 to May 2027, which demonstrates continued shareholder support and eases the Combined Entities’ near-term cash flow pressure.

Management assessed the level of the Combined Entities’ net operating cashflows based on its current business plan and cost management measures in place. Management is confident that operations can be controlled to achieve at least a net cashflow breakeven position within this period. The Combined Entities’ principal shareholder, EFGHI, has demonstrated continued and active commitment to supporting the Combined Entities’ operations by agreeing to extend debt repayment terms and to provide additional financing under the credit facility in place as at September 30, 2025.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 3 — LIQUIDITIY, CAPITAL RESOURCES AND GOING CONCERN (cont.)

Based on its review of the shareholder’s financial position and track record of support, Management has assessed that the shareholder possesses both the financial ability and demonstrated willingness to extend debt repayment of the Combined Entity, and to provide additional financing to meet anticipated drawdown requirements under the existing credit facility as of September 30, 2025.

In light of the above, Management has determined that the loan facility provided under the Shareholder Loan Agreement, together with the Company’s projected net cashflow breakeven position within the next 12 months, collectively provides sufficient basis to alleviate the material uncertainty related to the Company’s ability to continue as a going concern. Accordingly, the accompanying financial statements have been prepared on a going concern basis.

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Judgments

The preparation of the combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosures. Estimates and underlying assumptions are based on historical experience and other factors considered reasonable under the circumstances. Actual results may differ from these estimates.

Significant areas involving the use of estimates and judgments include, but are not limited to, the following:

Impairment of Long-Lived Assets, Including Right-of-Use Assets

The Combined Entities assess at each reporting date whether there are indicators that property and equipment, intangible assets, and right-of-use (“ROU”) assets may be impaired in accordance with IAS 36, Impairment of Assets. ROU assets are assessed for impairment as part of the cash-generating unit (“CGU”) to which they belong.

When indicators of impairment exist, the recoverable amount of the relevant CGU is determined as the higher of (i) value in use and (ii) fair value less costs of disposal. Value in use is calculated using discounted cash flow models that incorporate management’s projections of future operating performance. Changes in assumptions could result in material adjustments to the carrying amounts of long-lived assets, including ROU assets, and to the amount of any impairment loss recognized. As of September 30, 2025 and 2024, the Company has not incurred any impairment losses.

Determination of Incremental Borrowing Rate

In measuring lease liabilities under IFRS 16, Leases, the Combined Entities discount lease payments using the interest rate implicit in the lease when that rate is readily determinable. When the implicit rate cannot be readily determined, the Combined Entities use their incremental borrowing rate (“IBR”).

Determining the IBR requires significant judgment and estimation, including consideration of the credit risk of the relevant contracted entity under the relevant leases, lease term and payment structure currency of the lease, and/or observable market interest rates and applicable credit spreads in the relevant jurisdiction. Changes in market interest rates or in the Combined Entities’ credit profile could materially impact the measurement of lease liabilities and corresponding ROU assets, as well as future interest expense.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency

The combined financial statements are presented in Singapore dollars (“S$”), which is the Combined Entities functional currency. Transactions entered into by the Combined Entities in a currency other than the Singapore dollar are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. For the years ended September 30, 2025 and 2024, the Combined Entities recorded foreign exchange gain within general and administrative expenses of S$4,439 and S$-, respectively.

Financial assets

Financial assets include cash and cash equivalents, accounts receivables, and related-party receivables. Cash and cash equivalents are measured at amortized cost; however, due to their short-term nature and high liquidity, their carrying amounts approximate fair value.

Accounts receivables, and related-party receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, adjusted for expected credit losses in accordance with IFRS 9.

Impairment of financial assets

IFRS 9 requires more forward-looking information to recognize expected credit losses-the ‘expected credit losses (ECL) model’. Accordingly, the impairment of financial assets including trade receivables is being assessed using an expected credit loss model.

For the year ended September 30, 2025 and for the period ended from September 11, 2023 to September 30, 2024, the Combined Entities did not record any impairment loss.

Financial Liabilities

Financial Liabilities include cash-settled accrued expenses, lease liabilities (accounted for in accordance with IFRS 16) and loans and borrowings. The Combined Entities initially recognizes debt instruments (i.e., loans and borrowings) on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Combined Entities becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Combined Entities derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Fair value measurement

The Combined entities’ financial instruments consist of cash and cash equivalents, accounts receivable, due from related parties, loan payable, shareholder loans, due to related parties, accrued expenses, and lease liabilities. These financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost. Due to the short-term nature of cash and cash equivalents, accounts receivable, due from related parties, accrued expenses, and due to related parties, their carrying amounts approximate fair value.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance prioritizes the inputs used in measuring fair value into the following hierarchy:

•        Level 1:    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•        Level 2:    Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

•        Level 3:    Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances that are available on demand and are subject to an insignificant risk of changes in value. The Combined Entities does not hold cash on hand or short-term investments. As of September 30, 2025 and 2024, cash and cash equivalents comprised only balances held in bank accounts.

Property and equipment

The computer and office equipment recognized under property and equipment are reported at acquisition cost less accumulated depreciation and recognized impairment losses.

Depreciation is calculated using the straight-line method over a useful life of 3 years for computer equipment and 5 years for office equipment. The expected useful lives, residual values and depreciation methods are reviewed at each reporting date and all necessary changes in estimates are adjusted by account classification prospectively.

Property and equipment are derecognized at the time of disposal or when they are no longer expected to generate any further economic benefit. The gain or loss resulting from the sale or retirement of an item of property and equipment is determined as the difference between the proceeds from the sale and the carrying amount of the asset and is recognized in profit or loss.

The carrying amount of the Combined entities’ equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

Income taxes

Income tax expense represents the sum of current tax expense and deferred taxes.

Current or deferred taxes are recognized in the combined statement of profit or loss and other comprehensive loss unless they relate to items that are recognized either in other comprehensive income or directly in equity. In this case, current and deferred taxes are also recognized in other comprehensive income or directly in equity.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The current tax expense is calculated on the basis of the taxable income for the year. Taxable income differs from the net loss for the year in the combined statement of profit or loss and other comprehensive loss due to expenses and income that are taxable or tax-deductible in later years or never. The Combined entities’ liability for current taxes is calculated on the basis of the tax rates applicable or soon to be applicable.

Deferred taxes are recognized for the differences between the carrying amounts of assets and liabilities in the combined financial statements and the corresponding tax values.

Deferred tax liabilities are generally recognized for all taxable temporary differences; deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the losses from the reversal of deductible temporary differences can be offset. The Combined Entities does not recognize deferred tax assets and deferred tax liabilities for temporary differences arising from the initial recognition of goodwill or from a transaction that is not a business combination and, at the time of its initial recognition, affects neither the taxable result nor the result according to IFRS.

The carrying amount of deferred tax assets is reviewed each year on the reporting date and reduced in value if it is no longer probable that sufficient taxable income will be available to realize the claim in full or in part.

Deferred tax liabilities and tax assets are calculated on the basis of the expected tax rates and tax laws that are expected to apply at the time the liability is settled or the asset is realized.

For the years ended September 30, 2025 and 2024, Embed Financial Group Holdings Pte Ltd, Impact Innovations Pte Ltd, and Embed Global Pte Ltd were tax-exempt under the Singapore 5-year tax exemption scheme. Accordingly, no income tax provision was recorded for either year.

Defined Contribution Plan

The Combined entities participates in the Singapore Central Provident Fund (“CPF”), a mandatory defined contribution retirement savings scheme administered by the Government of Singapore. The CPF is accounted for as a defined contribution plan under IAS 19.

Contributions to the CPF are recognized as an expense in profit of operations in the period in which the related employee services are rendered. Once the contributions have been paid, the Combined entities have no further payment obligations. Any contributions payable at the reporting date are recognized as a liability within accrued expenses.

Transactions with related parties

The definition of related parties used is in accordance with IAS 24, Related Party Disclosures. The party which is considered a related party is a person or entity that is related to the combining entities in its combined financial statements. Key management personnel are identified as the key individuals having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

Shareholder loans

Shareholder loans are recognized as financial liabilities when funds are received. As the loans are interest-free or bear interest below market rates, they are initially recognized at fair value, determined by discounting the expected future cash flows using a market rate of interest for similar instruments.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Subsequent to initial recognition, the loans are measured at amortized cost using the effective interest method, with imputed interest expense recognized in profit or loss over the term of the loan. Accordingly, the carrying amount of the loans increases over time to the contractual repayment amount.

Leases

Leases are accounted for in accordance with IFRS 16. At inception of a contract, the Combined Entities assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases include all contracts that transfer the right to use a specified asset for a period of time in exchange for consideration, even if the right-to-use such asset is not explicitly described in the contract.

The Combined Entities recognizes right-of-use assets as of the commencement date of the lease (i.e.; as of the date on which the underlying asset is available for use by a lessee). Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use asset corresponds to the amount of the initial measurement of the lease liability, the initial direct costs incurred and the lease payments made at or before the commencement date, less any lease incentives received and the estimate of costs for dismantling or removing the underlying asset or for restoring the underlying asset or the site on which it is located. The Combined entities’ leases primarily include lease for office space.

Right-of-use assets are depreciated on a straight-line basis from the lease commencement date to the end of the lease term, unless ownership of the underlying asset transfers to the Combined Entities by the end of the lease term or the Combined Entities is reasonably certain to exercise a purchase option. In such cases, the ROU asset is depreciated over the asset’s expected useful life.

On the commencement date, the Combined Entities measures the lease liabilities at the present value of the future lease payments. In determining the lease term, extension and termination options are taken into account if it is reasonably certain that they will be exercised or not exercised. The lease payments include fixed payments.

When calculating the present value of the lease payments, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Following the commencement date, the amount of the lease liability is increased to reflect interest and reduced to reflect the lease payments made. In addition, the carrying amount of the lease liability is remeasured in the event of changes to the lease term, changes to the lease payments (e.g.; changes in future lease payments as a result of a change in an index or a rate used to determine those payments) or in the event of a change in the assessment of an option to purchase the underlying asset.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

The Combined Entities applies the exemption for short-term leases (i.e.; leases whose term from the commencement date is a maximum of twelve months and which do not include a purchase option) for all asset classes. Lease payments for short- term leases are recognized as an expense on a straight-line basis over the lease term.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of non-financial assets

The Combined Entities assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when annual impairment testing for such an asset is required, the Combined Entities estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. A CGU is the smallest identifiable group of assets that generates cash inflows largely independent from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment loss is recognized and the asset is written down to its recoverable amount. In assessing value in use, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Provisions

Provisions are recognized when the Combined Entities have a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Combined Entities expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is recognized in the combined statements of profit or loss net of any reimbursement. As of September 30, 2025 and 2024, the Combined Entities’ did not have any obligations for which provisions need to be recognized.

Cost of Sales

Cost of sales consists of direct costs incurred to deliver the Combined entities’ services, including platform fees, commission costs, technology platform costs, and other direct expenses related to revenue-generating activities.

General and Administrative expenses

General and administrative expenses primarily consist of personnel expenses, professional fees, occupancy costs, office expenses, security expenses, travel expenses, staff training expenses, utilities expenses, and subscription and dues expenses.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, employee benefits, consultant fees, commissions, and direct marketing costs related to the promotion of Combined Entities platforms and/or solutions.

Revenue Recognition

The Combined Entities recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration to which the Combined Entities expects to be entitled in exchange for those goods or services. The Combined entities’ revenue is primarily derived from advertising consulting services and insurance commission arrangements.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advertising Consulting Revenue

The Combined Entities provides campaign management, optimization, analytics, performance marketing, lead-generation, and related services. These services form a single performance obligation transferred over time, as customers simultaneously receive and consume the benefits. The Combined Entities concluded that these services comprise a single performance obligation because (i) each service is highly interrelated, (ii) the services significantly modify or customize one another, and (iii) the customer receives an integrated advertising solution rather than discrete, separately identifiable services. Accordingly, the services are bundled and recognized as one combined performance obligation. Fixed-fee arrangements are recognized ratably, while campaign-specific arrangements are recognized over the defined campaign period using an output method that reflects delivered advertising activity.

Certain contracts include variable fees, such as spend-based or performance-based amounts. The Combined Entities estimates variable consideration and includes it in revenue only when it is highly probable that a significant reversal will not occur, in accordance with IFRS 15.126. When the amount billed reflects the value of services delivered to date, such as monthly retainers or fees tied to actual advertising spend, the Combined Entities applies the IFRS 15 B16 right-to-invoice practical expedient and recognizes revenue equal to the invoiced amount. For media or third-party costs incurred on behalf of customers, the Combined Entities evaluates whether it controls the service before transfer. When acting as an agent, such pass-through amounts are excluded from revenue; when acting as a principal, revenue is presented gross.

The primary customers for the Company’s advertising-consulting revenue are Hotel101 and MSIG. The Company’s assessment of whether it acts as principal or agent differs between these customer types due to the distinct nature of the services provided and the underlying commercial arrangements.

For Hotel101, the Company delivers its integrated digital-marketing and performance-management services. The Company designs, plans, executes, and optimizes campaigns using its own expertise, tools, and proprietary methodologies, and it is responsible for coordinating all activities necessary to deliver the combined service. However, the Company does not control the underlying advertising media inventory purchased on third-party platforms. As such, the Company is an agent with respect to media purchases, and revenue excludes any gross media-spend amounts.

For MSIG, the Company acts as principal for its lead-generation and digital-marketing services because the Company controls the structure and content of campaigns, the design and execution of marketing workflows, and the methodologies used to generate qualified leads. The Company’s service is delivered through its own content, expertise, processes, and digital-execution capabilities. No advertising inventory is purchased on behalf of MSIG, and commissions compensate the Company for its performance. Accordingly, revenue is presented on a gross basis for these services.

Insurance Commission Revenue

Insurance commission revenue is earned through arrangements with insurance carriers under which the Combined Entities acts as an intermediary in the placement of insurance policies with the customers.

The Combined Entities assesses its insurance arrangements to determine whether it is acting as an agent or a principal. The Combined Entities acts as an insurance agent and recognizes revenue on a net basis equal to commissions earned, as it does not control the underlying insurance policies, does not assume underwriting or claims risk, and does not set policy pricing. Based on this assessment, the Combined Entities have concluded that it acts as an agent, accordingly, revenue is recognized on a net basis, representing the commission earned.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commission revenue is recognized at the point in time when the related insurance policy becomes effective, as this is when the Combined entities’ performance obligation — facilitating the placement of the insurance policy — has been satisfied and the Combined Entities have an enforceable right to consideration.

Commissions are generally calculated as a percentage of premiums written or collected and may include variable consideration. Due to the uncertainty associated with these amounts, management concludes that they should be excluded from the transaction price until the uncertainty is resolved and it is highly probable that no significant revenue reversal will occur.

Commission payments are typically received from insurance carriers on a monthly or quarterly basis, depending on each carrier’s settlement cycle. Payments are made after the related policy is bound and the written premium amounts are finalized. The Company does not provide credit to carriers, nor does it extend payment terms beyond ordinary settlement cycles. The timing of payment does not result in a significant financing component because the period between satisfaction of the performance obligation and receipt of cash is short and consistent with industry practice

The uncertainty associated with variable consideration — such as cancellations, premium adjustments, and policy lapses — is generally resolved when the insurance carrier confirms the final earned premium for the applicable policy period. At that point, the Company updates the transaction price and recognizes any upward or downward adjustments, provided it remains highly probable that a significant reversal of revenue will not occur.

Contract Balances

Contract assets represent the Combined entities’ right to consideration for services transferred to customers when that right is conditional on factors other than the passage of time. The Combined Entities did not have any contract assets as of September 30, 2025 or 2024.

Contract liabilities represent consideration received in advance of the Combined entities’ performance and primarily relate to deferred revenue for advertising services. Contract liabilities totaled S$10,309 and S$0 as of September 30, 2025 and 2024, respectively. Contract liabilities are recognized as revenue as the related services are delivered.

Segment Reporting

Operating segments are components of an entity for which separate financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in allocating resources and assessing performance. The CODM reviews financial information on a combined basis for decision-making purposes. Accordingly, the Combined Entities have determined that it operates as one operating segment, and the Chief Executive Officer of the Combined Entities serves as the CODM.

Share Capital

As of September 30, 2025, the Combined Entities had contributed capital of S$106,000 (September 30, 2024: S$100,000), consisting solely of ordinary shares, which carry equal voting and dividend rights. During 2025, shareholders contributed S$6,000; during 2024, shareholders contributed S$100,000, which included the settlement of a S$5,001 subscription receivable outstanding at the beginning of the period. No changes in issued shares, redemptions, or other equity transactions occurred during the periods presented.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 4 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

New and amended standards and interpretations

New standards, amendments to published approved accounting and reporting standards and interpretations which are effective during the year The following amended standards became effective for the Combined entities’ fiscal year ended September 30, 2025, but did not have a material impact on the combined financial statements of the Company:

•        Amendments to IAS 1 — Non-current liabilities with Covenants (effective for annual periods beginning on or after January 1, 2024).

•        Amendments to IAS 1 — Classification of Liabilities as current or non-current (effective for annual periods beginning on or after January 1, 2024).

•        Amendments to IFRS 16 — Lease liability in a sale and lease back (effective for annual periods beginning on or after January 1, 2024).

•        Amendments to IAS 7 and IFRS 7 — Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).

The standards and interpretations applicable to the Combined Entities that are issued, but not yet effective, up to the date of issuance of the Combined Entities’ combined financial statements are discussed below. The Combined Entities have not early adopted these standards and amendments and intends to adopt them, if applicable, when they become effective.

The following standard amendments will be effective for the Combined entities’ fiscal year beginning on October 1, 2025, or thereafter and are not expected to have a material impact on the combined financial statements of the Company:

•        Amendments to IAS 21 — Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).

•        Amendments to IFRS 9 and IFRS 7 — Classification and Measurement of Financial Instruments (effective for annual periods beginning on or after January 1, 2026).

•        Annual Improvements to IFRS Accounting Standards — Volume 11 (effective for annual periods beginning on or after January 1, 2026)

•        IFRS 19 — Subsidiaries without Public Accountability: Disclosures (effective for reporting periods beginning on or after January 1, 2027).

•        Amendments to IFRS 19 — Subsidiaries without Public Accountability (effective for reporting periods beginning on or after January 1, 2027).

•        Amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates (effective for reporting periods beginning on or after January 1, 2027).

The Combined Entities is currently assessing the potential impact of the following standards:

•        Amendments to IFRS 9 and IFRS 7 — Contracts Referencing Nature-dependent Electricity (effective for annual periods beginning on or after January 1, 2026).

•        IFRS 18 — Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027).

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 5 — RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

Reconciliation of Liabilities Arising from Financing Activities:

	Borrowings	Lease liabilities	Total
As at September 11, 2023 (inception)	S$ —	S$ —	S$ —
Financing cash flows	516,769	(66,224)	450,545
New leases entered	—	152,650	152,650
As at September 30, 2024	516,769	86,426	603,195
Financing cash flows	3,466,045	(141,223)	3,324,822
New leases entered	—	418,693	418,693
Interest expenses	148,336	6,554	154,890
As at September 30, 2025	4,131,150	370,450	4,501,600

NOTE 6 — OTHER ASSETS

As of September 30, 2025 and 2024 other current assets consisted of the following:

	As of September 30,
	2025	2024
Security Deposits	S$ 13,400	S$ —
Retainer for services	—	643
Total other current assets	S$ 13,400	S$ 643

As of September 30, 2025 and 2024 other non-current assets consisted of the following:

	As of September 30,
	2025	2024
Security Deposits	S$ 75,000	S$ —
Total other non-current assets	S$ 75,000	S$ —

Security Deposits

Security deposits consist of refundable amounts placed with landlords in connection with the Company’s office lease agreements. These deposits are held for the duration of the lease term and are expected to be returned to the Company upon lease expiry, subject to the terms of the respective lease contract.

NOTE 7 — PROPERTY AND EQUIPMENT

	Computer equipment	Office equipment	Total
Balance at September 11, 2023 (inception)	S$ —	S$ —	S$ —
Additions	4,733	—	4,733
Depreciation	(4,733)	—	(4,733)
Balance at September 30, 2024	—	—	—
Additions	16,196	1,114	17,310
Depreciation	(2,416)	—	(2,416)
Balance at September 30, 2025	S$ 13,780	S$ 1,114	S$ 14,894

Depreciation expense for the years ended September 30, 2025 and 2024 was S$2,416 and S$4,733 respectively. There was no impairment charges recorded for property and equipment during the years ended September 30, 2025 and 2024.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 8 — LEASES

The Combined Entities accounts for leases under IFRS 16. Accordingly, the Combined Entities recognize a right-of-use asset and lease liability for leases identified that fall under IFRS 16. Below is a description of the Company’s leases:

204B Telok Ayer Street, Singapore

The Company entered into a commercial tenancy agreement for office premises located at 204B Telok Ayer Street, Singapore, commencing November 1, 2023, for a term of 24 months. The agreement conveys the right to control the use of an identified asset and therefore contains a lease under IFRS 16. Accordingly, the Company recognized a right-of-use asset and corresponding lease liability at commencement.

The Great Room — Dedicated Office Arrangement

The Company entered into a membership agreement with The Great Room for dedicated office space with a fixed term of 18 months. Although the agreement includes bundled services and shared amenities, management concluded, based on the contractual terms and the substance of the arrangement, that the Company has the right to control the use of an identified dedicated office space for the lease term.

Accordingly, the arrangement is accounted for as a lease under IFRS 16, and the Company recognized a right-of-use asset and corresponding lease liability at commencement.

Service Arrangement — Regus (PLUS Building)

The Company’s agreement with Regus Management Singapore Pte Ltd does not convey control over an identified asset due to substantive substitution rights and significant bundled services. Accordingly, the arrangement is accounted for as a service contract and payments are expensed as incurred

On July 15, 2025 the Combined Entities entered into a lease agreement to utilize office space for 18 months.

	As of September 30,
	2025	2024
ROU Assets:
Office Leases	S$ 367,019	S$ 86,426
Total Right of Use Assets	S$ 367,019	S$ 86,426

Depreciation expense for right-of-use assets for the year ended September 30, 2025 and for the period from September 11, 2023 to September 30, 2024 was S$138,100 and S$66,224 included in general and administrative expenses.

	As of September 30,
	2025	2024
Lease Liabilities:
Current	S$ 295,850	S$ 78,288
Non-current	74,600	8,138
Total lease liabilities	S$ 370,450	S$ 86,426

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 8 — LEASES (cont.)

Amounts recognized in the statement of profit or loss and comprehensive loss:

	For the year ended September 30,
	2025	2024
Depreciation of ROU Assets	S$ 138,100	S$ 66,224
Interest Expense on lease liabilities	6,554	—
Expense relating to short-term leases	39,966	54,169

Future undiscounted lease payments are as follows:

As of September 30, 2025
Within one year	S$ 376,800
Between one and five years	83,183
Total undiscounted lease payments	S$ 459,983

NOTE 9 — ACCRUED EXPENSES

As of September 30, 2025 and 2024, accrued expenses consisted of the following:

	As of September 30,
	2025	2024
Accrued salaries	S$ 67,619	S$ 41,256
Accrued service fees	—	18,530
Total accrued expenses	S$ 67,619	S$ 59,786

NOTE 10 — RELATED PARTY TRANSACTIONS

The below table represents the amounts due to related parties as of September 30, 2025 and 2024:

	As of September 30,
	2025	2024
Shareholder loan – EFGHI	S$ 2,779,716
Loan Payable – Diamond Loan	864,181	—
Shareholder advance	487,253	516,769
Total due to related parties	S$ 4,131,150	S$ 516,769

Shareholder Loan

On May 21, 2025, the Combined Entities entered into a Loan Acquisition Agreement with EFGH Investment Pte. Ltd. (the “Lender” or “EFGHI”), providing up to USD 50 million in financing, to be drawn in multiple tranches. Each tranche is unsecured, and repayable in full 24 months after its respective disbursement date, unless otherwise mutually agreed. Tranches may be disbursed in either USD or SGD, consistent with the currency used by the Lender at the time of funding.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 10 — RELATED PARTY TRANSACTIONS (cont.)

During the year ended September 30, 2025, the Combined Entities drew the following tranches under the agreement:

•        29 May 2025 — USD 1,120,000, repayable in May 2027 (24-month maturity).

•        27 June 2025 — SGD 200,000, repayable in June 2027 (24-month maturity).

•        12 September 2025 — USD 1,000,000, repayable on 11 March 2026 (subsequently extended to May 2027).

•        12 September 2025 — USD 40,000 tranche was approved under the facility but was not drawn as of September 30, 2025.

For the year ended September 30, 2025, the Combined Entities recognized interest expense of S$96,167, calculated using the effective interest method.

As of September 30, 2025 and 2024, the outstanding shareholder loan balances were S$2,779,716 and S$-, respectively.

Loan Payable — Diamond Loan

On February 5, 2025, the Combined Entities have outstanding borrowings under a loan arrangement with a shareholder, Diamond Treasuries Ltd (“Diamond Loan”). The Diamond Loan is denominated in Singapore dollars and was initially recognized at fair value and is subsequently measured at amortized cost using the effective interest method, in accordance with IFRS 9 Financial Instruments.

The Diamond Loan bears interest at an effective annual rate of approximately 10.8%, calculated based on the contractual cash flows and repayment profile. Interest expense is recognized over time based on the outstanding principal balance. Payments received are allocated first to accrued interest, with the remainder applied to principal.

The Diamond Loan is repayable with the remaining balance of principal and any accrued interest due in a single lump-sum payment on February 15, 2027. The Diamond Loan is unsecured and does not contain covenants, conversion features, equity-settlement provisions, or embedded derivatives requiring bifurcation under IFRS 9.

The following table summarizes the contractual principal repayments of the Combined entities’ long-term debt as of the reporting date, based on the amortization schedule provided:

Fiscal 2027	S$ 956,249
Total payments	956,249
Less: imputed interest	(92,068)
Balance, Loan Payable	S$ 864,181

For the year ended September 30, 2025, the Combined Entities recognized interest expense of S$52,169, calculated using the effective interest method. Interest expense includes both cash interest paid and non-cash accretion of the amortized cost of the diamond loan.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 10 — RELATED PARTY TRANSACTIONS (cont.)

Shareholder Advance

As of September 30, 2025 and 2024, two shareholders has an accumulated outstanding balance due to the Combined Entities for an aggregate of S$487,253 and S$516,769, respectively, which was borrowed for working capital needs. The advances are non-interest bearing and due on demand.

Due from related parties

The loan receivable, related party balance represents operating loans advanced to two shareholders. The loans are interest free, unsecured, repayable by the shareholders on demand. As of September 30, 2025 the outstanding balance was S$275,581. The loans were fully collected in the subsequent period.

NOTE 11 — TRANSACTIONS WITH KEY MANGEMENT

Compensation of the Combined Entities’ key management personnel includes only short-term employee benefits totaling S$544,237 and S$209,304 for the years ended 30 September 2025 and 2024, respectively. These amounts include salary, Central Provident Fund “CPF” contributions, and related short-term benefits for the Combined entities’ executive director, and incorporate accrued but unpaid compensation obligations outstanding as of year-end.

NOTE 12 — REVENUES

The Combined Entities derives its revenue principally from advertising consulting services and insurance commissions. The table below shows the Combined Entities’ revenue disaggregated by product type:

Revenue Stream	Timing of recognition	For the year ended September 30, 2025	For the period September 11, 2023 to September 30, 2024
Advertising consulting services	Overt time	S$ 127,935	S$ —
Insurance commissions	Point-in-time	10,454	9,087
Total revenue		S$ 138,389	S$ 9,087

All revenues were derived in Singapore.

The following summarizes the movements in contract liabilities for the years ended September 30, 2025 and 2024:

	For the year ended September 30, 2025	For the period September 11, 2023 to September 30, 2024
Balance, beginning of period	S$ —	S$ —
Revenue recognized from beginning balance	—	—
Advanced payments received	10,309	—
Balance, end of period	S$ 10,309	S$ —

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 13 — COST OF SALES

	For the year ended September 30, 2025	For the period September 11, 2023 to September 30, 2024
Insurance Salaries	S$ 41,886	S$ 12,408
Advertising Salaries	40,263	—
Other advertising costs	71,922	—
Total cost of sales	S$ 154,071	S$ 12,408

NOTE 14 — GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended September 30, 2025	For the period September 11, 2023 to September 30, 2024
Personnel expenses	S$ 1,635,513	S$ 355,862
Other general expenses	642,965	65,126
Depreciation expense for right-of-use assets	138,100	66,224
Professional fees	178,936	7,192
Short term lease expenses	39,966	54,169
Travel expenses	70,885	6,947
Dues and subscriptions	50,421	8,488
Depreciation expenses for property and equipment	2,416	4,337
Insurance	2,165	—
Total general and administrative expenses	S$ 2,761,367	S$ 568,345

Other general expenses primarily comprise miscellaneous operating costs that are not individually material for separate disclosure. These include office supplies, software and IT-related expenses, bank charges, recruitment and training costs, and other administrative support expenses incurred in the normal course of operations. Management has assessed that no single component within this category is individually significant to warrant separate presentation.

NOTE 15 — Disclosures on financial instruments Capital risk management

The Combined Entities manages its capital with the aim of ensuring that the Combined Entities can operate under the going concern assumption and at the same time maximizing the income of the Combined entities’ stakeholders by optimizing the ratio of equity to debt. The Combined Entities’ capital structure consists of net debt and the Combined entities’ equity. The Combined Entities is not subject to any externally imposed capital requirements.

Liquidity risk management

The Combined Entities is exposed to liquidity risk, which is the risk that it will encounter difficulty in meeting obligations associated with financial liabilities as they fall due. The Combined Entities manages liquidity risk by maintaining adequate cash balances and by continuously monitoring forecast and actual cash flows.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 15 — Disclosures on financial instruments Capital risk management (cont.)

The table below summarizes the undiscounted contractual cash flows of the Combined Entities’ financial liabilities as at September, including estimated interest payments, based on the earliest date on which the Group can be required to pay.

Financial liabilities	Carrying Amount	< 1 year	1 – 2 years	Total contractual cash flows
Accrued expenses	S$ 67,619	S$ 67,619	S$ —	S$ 67,619
Due to Related Parties	4,131,150	1,849,487	2,281,663	4,131,150
Lease Liabilities	459,983	376,800	83,183	459,983
Total	4,658,752	2,293,906	2,364,846	4,658,752

Financing risk (liquidity risk)

The Combined Entities is currently still in the start-up phase, which is why the operating cash flows together with the cash flow from investing activities resulting in a cash outflow. The Board of Directors has therefore drawn up and implemented financing to secure further development. The Combined entities’ ability to continue as a going concern depends on whether it can generate the funds needed to finance the future investments in research and development required for the projects. As significant progress is being made on the projects and sufficient funds have been raised through the capital increases already carried out, the Board of Directors believes that the Combined entities’ ability to continue as a going concern is not jeopardized.

Market risks

Currency risks

Changes in exchange rates can affect the value of financial instruments and future cash flows. While the Group’s operations and revenues are primarily denominated in Singapore dollars, the Group is exposed to foreign exchange risk arising from its USD-denominated loan from a related party (EFGHI). Fluctuations in the USD/SGD exchange rate may impact the Singapore-dollar equivalent of the outstanding loan balance. Management monitors this exposure on an ongoing basis. Apart from this USD-denominated borrowing, the Group has no other significant foreign currency exposure.

Interest rate risks

Interest rate risks exist due to potential changes in market interest rates and can lead to a change in the fair value of fixed-interest financial instruments and fluctuations in interest payments for variable- interest financial instruments. Currently there is insignificant interest rate risk for the Company.

Credit risk

The Combined Entities holds its cash and cash equivalents with reputable financial institutions, including both traditional commercial banks. For traditional banks, management monitors that the institutions maintain at least an A credit rating from major rating agencies. Digital banks used by the Combined Entities are not individually rated; however, management mitigates risk by ensuring such institutions are appropriately licensed, operate under relevant regulatory frameworks, and maintain robust safeguarding and capital requirements applicable to digital banking entities.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Business Combination Agreement

On December 2, 2025, WinVest Acquisition Corp., a Delaware corporation (the “SPAC”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with WinVest Holdings Corp., an exempted company incorporated and registered in the Cayman Islands (“Pubco”), WinVest Merger Sub I Limited, an exempted company incorporated and registered in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), WV Merger Sub II Corp., a Delaware corporation and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and the Company.

Promptly after the date of the Business Combination Agreement, pursuant to one or more Contribution Agreements between the equity holders of each of (a) Embed Financial Group Holdings PTE. Limited, a Singapore private company, (b) Impact Innovations Pte Ltd., a Singapore private company and (c) Embed Global Pte Ltd, a Singapore private company (collectively, the “Contributed Companies”), and the Company, the equity holders of the Contributed Companies shall contribute all of their equity interests in the Contributed Companies to the Combined Entities in exchange for the issuance to such equity holders of certain Company Class A Shares and the Company Class B Shares (such transactions, the “Company Reorganization”).

At the Closing, (a) Company Merger Sub will merge with and into the Combined Entities (the “Company Merger”), with the Combined Entities surviving the Company Merger as a wholly-owned subsidiary of Pubco and the issued and outstanding shares of the Combined Entities (other than the EFGH Dissenting Shares) being automatically cancelled in exchange for the right to receive shares of Pubco (the Company, in its capacity as the surviving company of the Company Merger, is sometimes referred to herein as the “First Surviving Company”) and (b) following, and as part of the same overall transaction as the Company Merger, SPAC Merger Sub will merge with and into the SPAC (the “SPAC Merger”, and together with the Company Merger, the “Mergers”), with the SPAC surviving the SPAC Merger as a wholly-owned subsidiary of Pubco and the outstanding securities of the SPAC being converted into the right to receive shares of Pubco (the SPAC, in its capacity as the surviving entity of the SPAC Merger, is sometimes referred to herein as the “Second Surviving Company”) (the Mergers together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined below)), all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.

As consideration for the Company Merger, the Company Shareholders (other than the Company Dissenting Shareholders) as of immediately prior to the Company Merger Effective Time collectively shall be entitled to receive from Pubco, in the aggregate, a number of Pubco Ordinary Shares in the form of Pubco ADSs with an aggregate value equal to Four Hundred Twenty-Five Million U.S. Dollars ($425,000,000) (such amount the “Company Merger Consideration” and such shares the “Company Merger Consideration Shares”), with each Pubco Ordinary Share issued at a price of Ten U.S. Dollars ($10.00) per Pubco Ordinary Share (as equitably adjusted for share subdivisions, consolidations, share dividends, combinations, reorganizations, recapitalizations and the like after the Closing).

The Company Merger Consideration Shares shall be allocated among the Company Shareholders holding Company Class A Shares prior to the Company Merger Effective Time (the “Company Class A Merger Consideration Shares”) and the Company Shareholders holding Company Class B Shares prior to the Company Merger Effective Time (the “Company Class B Merger Consideration Shares”); each Company Class A Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any EFGH Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive Company Class A Merger Consideration Shares and each Company Shareholder (other than a Company Dissenting Shareholder) shall receive its pro rata share of the Company Class A Merger Consideration Shares, based on the number of Company Class A Shares owned by such Company Shareholder immediately prior to the Company Merger Effective Time, divided by the total number of Company Class A Shares issued and outstanding as at such time; each Company Class B Share that is issued and outstanding immediately prior to the Company Merger Effective Time (other than any

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 16 — COMMITMENTS AND CONTINGENCIES (cont.)

EFGH Dissenting Shares) shall, as of the Company Merger Effective Time, be canceled in exchange for the right to receive the Company Class B Merger Consideration Shares and each Company Shareholder (other than a Company Dissenting Shareholder) shall receive its pro rata share of the Company Class B Merger Consideration Shares, based on the number of Company Class B Shares owned by such Company Shareholder immediately prior to the Company Merger Effective Time, divided by the total number of Company Class B Shares issued and outstanding as at such time.

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions.

Litigation

From time to time, the Combined Entities may be subject to routine litigation, claims or disputes in the ordinary course of business. The Combined Entities defends itself vigorously in all such matters but cannot predict the outcome or effect of any potential litigation, claims or disputes. The Combined Entities is not a party to any other pending legal proceedings that management believes, individually or in the aggregate, would have a material adverse effect on the Combined entities’ business, financial condition, or results of operations.

NOTE 17 — SEGMENT DISCLOSURES

The Combined Entities operates in one reportable segment. This segment is identified based on how the Combined entities’ chief operating decision maker (CODM) reviews performance and allocates resources.

The financial information reviewed by the CODM, being the Executive Directors of the Combined Entities, is consistent with the combined results and financial position presented in these financial statements. For purposes of resource allocation and performance assessment, the CODM evaluates the Group on a combined basis rather than by discrete financial components. As a result, the Group has identified only one operating and reportable segment, and no further entity-wide segment disclosures are required under IFRS 8.

The CODM assesses performance for the single segment and decides how to allocate resources based on operating loss that also is reported on the combined statements of profits or loss and other comprehensive loss as operating loss. When evaluating the Combined entities’ performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the years ended September 30,
	2025	2024
Gross Loss	S$ (15,682)	S$ (3,321)

Operating expenses
General and administrative	(2,761,367)	(568,345)
Sales and marketing	(30,163)	(8,488)
Total operating expenses	(2,791,530)	(576,833)

Operating loss	S$ (28,072,128)	S$ (580,154)

The key metrics included in operating loss reviewed by the CODM are gross loss and operating costs. The CODM reviews gross loss and operating costs to manage and forecast cash to ensure enough capital is available to meet operational needs and fund revenue growth. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Embed Financial Group Holdings
Notes to the Combined Financial Statements
As of September 30, 2025 and 2024 and
for the year ended September 30, 2025 and the period September 11, 2023 to September 30, 2024

NOTE 18 — FINANCE INCOME AND FINANCE EXPENSES

For the year ended September 30, 2025, the Combined entities did not recognize any finance income, as it did not earn interest on bank deposits or other financial assets during the period. Finance expenses totaled S$154,890, primarily comprising interest incurred on borrowings measured at amortized cost, including interest on the Diamond Loan and EFGH Investment Pte. Ltd. loan arrangement EFGH Investment Pte. Ltd. loan arrangement Finance income and finance expenses are recognized using the effective interest method in accordance with IFRS 9.

NOTE 19 — EVENTS OCCURING AFTER THE REPORTING DATE

The combined financial statements was authorized for issue by the board of directors.

Business Combination Agreement

On December 2, 2025, the Company entered into a Business Combination Agreement (“BCA”) with WinVest Acquisition Corp. and related entities. This transaction is described in detail in Note 15 — Commitments and Contingencies. The BCA was executed after the reporting date of September 30, 2025 and therefore represents a non-adjusting subsequent event under IAS 10.

No adjustments to the combined financial statements as of and for the year ended September 30, 2025 are required; however, the Company has provided additional disclosure in Note 15 due to the significance of the transaction.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Embed Financial Group Cayman Holdings

Opinion on the Financial Statements

We have audited the accompanying financial positions of Embed Financial Group Cayman Holdings (the “Company”) as of November 6, 2025 (the incorporation date of the Company) and February 28, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of November 6, 2025 and February 28, 2026, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025.

Guangzhou, China
March 27, 2026

EMBED FINANCIAL GROUP CAYMAN HOLDINGS
STATEMENTS OF FINANCIAL POSITION
(Amounts in Singapore dollar (“SGD”))

	As of November 6, 2025 (Date of incorporation)	As of February 28, 2026
	S$	S$
TOTAL ASSETS	—	—

TOTAL LIABILITIES	—	—

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDER’S EQUITY
Ordinary shares (US$0.001 par value; 50,000 shares authorized, 1 share issued and outstanding)	0.001	0.001
Subscription receivable	(0.001)	(0.001)
TOTAL SHAREHOLDER’S EQUITY	—	—

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	—	—

The accompanying notes are an integral part to these combined financial statements.

EMBED FINANCIAL GROUP CAYMAN HOLDINGS
NOTES TO THE BALANCE SHEET

1. ORGANIZATION AND PRINCIPAL ACTIVITES

The financial statement is presented in Singapore Dollars (“S$”), the entities’ functional currency. The figures shown in the financial statement is rounded to the nearest dollar.

In preparation for the Initial Public Offering (“IPO”), Embed Financial Group Cayman Holdings (“the Company”) was incorporated as an offshore holding company under the laws of the Cayman Islands on November 6, 2025.

The Company is currently in the process of a reorganization which has not yet been completed. Upon the completion of the reorganization, Embed Financial Group Holdings PTE Ltd (incorporated April 25, 2024), Impact Innovations Pte Ltd (incorporated January 10, 2025) and Embed Global Pte Ltd (incorporated September 11, 2023) (collectively, the “Combined Entities”) will become the Company’s primary operating entity. The Company did not have any activity outside of the formation and share issuance as of February 28, 2026.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The balance sheet is presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and pursuant to the rules and regulations of the Securities Exchange Commission. Separate statements of operations, changes in equity, and cash flow have not been presented because the Company has not engaged in any activities except in connection with its formation.

(b)    Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

3. SHAREHOLDER’S EQUITY

As of the incorporation date, November 6, 2025, the Company was authorized to issue 50,000 shares of common stock, US$0.001 par value. On the same day, the Company issued 1 common share for US$0.001. The subscription receivable is reflected as a reduction to shareholder’s equity.

4. COMMITMENTS AND CONTINGENCIES

The Company did not have any contractual commitment as of February 28, 2026. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable.

The Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

5. SUBSEQUENT EVENTS

Subsequent to the balance sheet date, shareholder of the Company is undergoing a reorganization with the Combined Entities as described in Note 1. The Company has assessed all events occurred from February 28, 2026, up through March 27, 2026, which is the date that these consolidated financial statements are available to be issued. Save as disclosed above and elsewhere in this report, there are not any material subsequent events that would require disclosure in these consolidated financial statements.

Annex A

Annex A-1

Annex B

Annex B-1

Annex C

Annex C-1

Annex D

Annex D-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime.

Under the Pubco A&R M&A that will become effective immediately prior to the completion of Business Combination, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statements Schedules(a) Exhibits.

Exhibit Number	Description
2.1*

Business Combination Agreement, dated as of December 2, 2025, by and among WinVest Acquisition Corp., Embed Financial Group Cayman Holdings, WinVest Holdings Corp., WinVest Merger Sub I Limited, and WV MERGER SUB II CORP (included as Annex A to this proxy statement/prospectus)

3.1*	Memorandum and Articles of Association of WinVest Holdings Corp., as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of WinVest Holdings Corp. (included as Annex C to this proxy statement/prospectus)
3.3*	Amended and Restated Certificate of Incorporation of WinVest (incorporated by reference to Exhibit 3.1 of WinVest’s Current Report on Form 8-K filed with the SEC on [ ])
4.1	Specimen Unit Certificate of WinVest (incorporated by reference to Exhibit 4.1 of WinVest’s Registration Statement on Form S-1 filed with the SEC on September 8, 2021)
4.2	Specimen Common Stock Certificate of WinVest (incorporated by reference to Exhibit 4.2 of WinVest’s Registration Statement on Form S-1 filed with the SEC on September 8, 2021)
4.3	Specimen Warrant Certificate of WinVest (incorporated by reference to Exhibit 4.3 of WinVest’s Registration Statement on Form S-1 filed with the SEC on September 8, 2021)
4.4*	Specimen Ordinary Share Certificate of Pubco
4.5*	Specimen Warrant Certificate of Pubco
4.6

Warrant Agreement, dated September 14, 2021, between WinVest and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of WinVest’s Current Report on Form 8-K filed with the SEC on September 14, 2021)

5.1*	Opinion of Ogier as to the validity of the Pubco Class A Ordinary Shares to be issued
5.2*	Opinion of Ellenoff Grossman & Schole LLP as to the validity of the warrants to be issued by Pubco
10.1*	Welsbach Engagement Letter, dated June 10, 2025, between EFGH and Welsbach
10.2*	Capital Markets Advisory Agreement, dated July 16, 2025, between EFGH and D. Boral
21.1*	List of subsidiaries of EFGH
23.1*	Consent of Guangdong Prouden CPAs GP, an independent registered accounting firm for EFGH
23.2*	Consent of BCRG Group, an independent registered accounting firm for WinVest
23.3*	Consent of Ogier (included in Exhibit 5.1)

Exhibit Number	Description
23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.2)
23.5*	Consent of Rajah & Tann Singapore LLP
24.1*	Power of Attorney (included on signature page to the initial filing of this Registration Statement)
99.1*	Form of Proxy for the Special Meeting
99.2*	Code of Business Conduct and Ethics of WinVest Holdings Corp.
99.3*	Consent of [ ] to be named as a director nominee of WinVest Holdings Corp.
99.4*	Consent of [ ] to be named as a director nominee of WinVest Holdings Corp.
99.5*	Consent of [ ] to be named as a director nominee of WinVest Holdings Corp.
99.6*	Consent of [ ] to be named as a director nominee of WinVest Holdings Corp.
107*	Filing Fee Table

____________

*        To be filed by Amendment

Item 22.     Undertakings

The undersigned registrant hereby undertakes:

•        to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

•        to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•        to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•        to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

•        that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

•        to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

•        to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•        any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•        any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•        the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•        any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on            , 2026.

WinVest Holdings Corp.
By:
Name: Dennis Ng
Title: Chairman and chief executive officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints            as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on            , 2026.

Signature	Title

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on            , 2026.

Embed Financial Group Cayman Holdings
By:
Name: Dennis Ng
Title: Chairman and chief executive officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints              as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on             , 2026.

Signature	Title

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of WinVest Holdings Corp., has signed this registration statement or amendment thereto in the            , on            , 2026.

Authorized U.S. Representative
By:
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on            , 2026.

WinVest Acquisition Corp.
By:
Name: Manish Jhunjhunwala
Title: Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints            as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on            , 2026.

Signature	Title	Date
Chief Executive Officer and Chief Financial Officer and Director
Manish Jhunjhunwala	(Principal Executive, Financial and Accounting Officer)
Director
Lawrence S. Kramer
Director
Mark H. Madden
Director
Edward J. McGowan
Director
Alex Pentland
Director
Alok R. Prasad
Director
Martin Schmidt